Exhibit 96.1

OreWin
Independent Mining Consultants

LIFEZONE METALS LTD

Kabanga 2024

Mineral Resource Update
Technical Report Summary

December 2024

Job No. 24012

Title Page

Project Name:	Kabanga

Title:	Kabanga 2024 Mineral Resource Update Technical Report Summary

Location:	Ngara District, Tanzania

Effective Date of Technical Report:	4 December 2024

Effective Date of Mineral Resources:	4 December 2024

Effective Date of Drilling Database:	4 June 2024

Qualified Persons:

●	Sharron Sylvester, BSc (Geol), RPGeo AIG (10125), employed by OreWin Pty Ltd as Technical Director – Geology, was responsible for the preparation of the Mineral Resources, Sections 1 to 5; Sections 6 to 9; Section 11; and Sections 22 to 25.

●	Bernard Peters, BEng (Mining), FAusIMM (201743), employed by OreWin Pty Ltd as Technical Director – Mining, was responsible for the preparation of Sections 1 to 5; Section 10; Section 11.4, and Sections 12 to 25.

OreWin Pty Ltd ACN 165 722 574 140 South Terrace Adelaide 5000 P +61 8 8210 5600 E orewin@orewin.com W orewin.com	i

Signature Page

Project Name:	Kabanga

Title:	Kabanga 2024 Mineral Resource Update Technical Report Summary

Location:	Ngara District, Tanzania

Effective Date of Technical Report:	4 December 2024

/s/ Sharron Sylvester

Date of Signing: 4 December 2024

Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd, BSc (Geol), RPGeo AIG (10125)

/s/ Bernard Peters

Date of Signing: 4 December 2024

Bernard Peters, Technical Director – Mining, OreWin Pty Ltd, BEng (Mining), FAusIMM (201743)

TABLE OF CONTENTS

1	EXECUTIVE SUMMARY	1

1.1	Introduction	1

1.2	Accessibility, Climate, Local Resources, Infrastructure, and Physiography	1

1.3	Land Tenure and Ownership	3

1.3.1	Ownership	3

1.3.2	Tanzanian Legislation	5

1.3.3	Kabanga Framework Agreement Summary	5

1.3.4	Special Mining Licence	7

1.3.5	BHPB Investment in Kabanga Nickel Limited	9

1.4	Geology and Mineralisation	11

1.4.1	Regional Geology	11

1.4.2	Property Geology	12

1.4.3	Lithologies and Stratigraphy	12

1.4.4	Structural Setting	12

1.4.5	Deposit Description	13

1.4.6	Mineralisation Style	14

1.4.7	Alteration and Weathering	14

1.5	Exploration	14

1.6	Mineral Processing and Metallurgical Testing	17

1.7	Mineral Resources	17

1.7.1	Mineral Resource Modelling	18

1.7.2	Classification	19

1.7.3	Cut-off Grade	19

1.7.4	Reasonable Prospects for Eventual Economic Extraction (Initial Assessment)	19

1.7.5	December 2024 Mineral Resources Estimates	20

1.7.6	Comparison to Previous Mineral Resource Estimates – All Mineralisation Types	25

1.8	Mineral Reserves	28

1.9	Market Studies	28

1.10	Environmental, Social, and Governance	28

1.10.1	Environmental and Social Impact Assessments, Baseline and Management Plans	29

1.10.2	Stakeholder Engagement	30

1.10.3	Land Access and Resettlement	30

1.10.4	Mine and Facility Closure	30

1.11	Interpretation and Conclusions	31

1.12	Recommendations	31

2	INTRODUCTION	32

2.1	Ownership History	32

2.2	Terms of Reference	33

2.3	Qualified Persons	34

2.4	Qualified Persons Property Inspection	34

2.5	Units and Currency	34

2.6	Effective Dates	34

3	PROPERTY DESCRIPTION	35

3.1	Location	35

3.2	Ownership	37

3.2.1	Introduction	40

3.2.2	Primary Mining Sector Legislation	40

3.2.3	Environmental and Social Legislation and Land Legislation	41

3.3	Framework Agreement Summary	44

3.4	Economic Benefits Sharing Principle	46

3.5	Special Mining Licence	47

3.6	The Refinery and the Refining Licence	51

3.7	Special Economic Zone	55

3.7.1	Special Economic Zone Licences for RefineCo	55

3.7.2	Developer’s Licence	55

3.7.3	Operator’s Licence	55

3.7.4	EPZA Inquiry on Special Economic Zone Licences for RefineCo	56

3.7.5	Relevant Special Economic Zone Licence Application Processes and Requirements	56

3.7.6	General Incentives to Special Economic Zone Investors	57

3.7.7	Category A: Developers of Infrastructure in a Special Economic Zone	57

3.7.8	Category C: Investors who Produce for Export Markets	58

3.7.9	Transit Cargo under both Category A and Category C	59

3.7.10	Practicality of Shifting between Special Economic Zone Licences	59

3.8	BHPB Investment in Kabanga Nickel Limited	60

3.8.1	T1A Agreement	61

3.8.2	T1B Agreement	61

3.8.3	T2 Agreement	61

3.9	Lifezone-KNL Development, Licensing and Services Agreement	62

3.10	Mineral Rights, Surface Rights, and Environmental Rights	63

3.11	Other Significant Factors and Risks	65

4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	66

4.1	Overview	66

4.2	Kabanga Site	68

4.2.1	Accessibility	69

4.2.2	Local Resources	71

4.2.3	Existing Infrastructure	71

4.2.4	Physiography	72

4.2.5	Climate	74

4.2.6	Seismicity – Kabanga	75

4.3	Kahama Site	76

4.3.1	Location	76

4.3.2	Accessibility	76

4.3.3	Local Resources	77

4.3.4	Climate	77

4.3.5	Existing Infrastructure	78

4.3.6	Kahama Physiography	80

4.4	National Infrastructure	80

4.4.1	National Port Infrastructure	80

4.4.2	International Airports	81

4.4.3	Tanzania Bulk Water Infrastructure	82

4.4.4	Tanzanian Road Infrastructure	83

4.4.5	National Rail Infrastructure	84

4.4.6	National Power Generation and Distribution	85

4.5	Country and Regional Setting	86

4.5.1	Population and Demographics	86

4.5.2	National Government	86

4.5.3	Regional Sub-Divisions	87

4.5.4	Burundi	88

5	HISTORY	89

5.1	UNDP Era (1976–79)	89

5.2	Sutton Era (1990–99)	89

5.2.1	Sutton – BHP JV Era (1990–95)	89

v

5.2.2	Sutton (1995–97)	89

5.2.3	Sutton – Anglo JV Era (1997–99)	90

5.3	Barrick Era (1999–2004)	90

5.4	Barrick – Glencore JV Era (2005–18)	91

5.5	Tanzanian Mining Law Reform (2018–21)	92

5.6	Previous Technical Report Summaries	92

5.6.1	March 2023 Technical Report Summary	92

5.6.2	November 2023 Technical Report Summary	92

6	GEOLOGICAL SETTING, MINERALISATION, AND DEPOSIT	93

6.1	Regional Geological Setting	93

6.2	Property Geology	94

6.3	Lithologies and Stratigraphy	96

6.4	Structural Setting	97

6.5	Deposit Description	98

6.6	Mineralisation Style	99

6.7	Alteration and Weathering	99

7	EXPLORATION	105

7.1	Exploration Timeline	105

7.1.1	Early Regional Exploration : 1976–79	105

7.1.2	Sutton Era Exploration	106

7.1.3	Barrick Era Exploration	107

7.1.4	TNCL Exploration : 2021–Present	111

7.2	Exploration and Drillhole Database	111

7.3	Drilling, Core Logging, Downhole Survey, and Sampling	111

7.3.1	Drilling	111

7.3.2	Core Recovery	112

7.3.3	Core Logging	112

7.3.4	Core Sampling	113

7.3.5	Collar Survey	113

7.3.6	Down-hole Survey	113

7.3.7	Borehole Electromagnetic (BHEM) Data	115

7.3.8	Drillhole Database	115

7.4	Density Measurements	116

7.5	Planned Drilling Campaigns	117

7.6	Safari Link Exploration Results	119

8	SAMPLE PREPARATION, ANALYSES, AND SECURITY	121

8.1	Introduction	121

8.2	Sample Preparation	121

8.3	Assaying	122

8.4	QA/QC	123

8.4.1	QA/QC Sample Frequency	123

8.4.2	Sample Preparation QA/QC – Screen Test	124

8.4.3	Duplicates and Check Assays – ALS-Chemex Coarse Reject Duplicates	125

8.4.4	Genalysis Pulp Check Assays	128

8.4.5	SGS Lakefield Pulp Check Assays	133

8.4.6	Quarter Core Replicates	134

8.4.7	Certified Reference Material Standards	136

8.4.8	Blanks	144

9	DATA VERIFICATION	146

9.1	Independent Verifications	146

9.1.1	Site Visit	146

9.1.2	Discussion	146

10	MINERAL PROCESSING AND METALLURGICAL TESTWORK	147

10.1	Testwork Facilities	147

10.2	Concentrator Testwork	148

10.2.1	Summary of Historical Metallurgical Testwork	148

10.2.2	Current Study Concentrator Testwork Samples and Scope	152

10.3	Concentrator Metallurgical Performance Projection	164

10.3.1	Concentrator Recoveries and Mass Pull Assumptions	166

10.4	Refinery Testwork	166

10.4.1	Historical Flowsheet Assessments and Testwork	166

10.4.2	Study Testwork Concentrate Samples	168

10.4.3	Phase 1 Refinery Testwork	168

10.4.4	Phase 2 Refinery Testwork	169

10.4.5	Refinery Pilot Testwork	172

10.4.6	Refinery Testwork Analytical Methods	174

10.4.7	Testwork QA/QC	174

10.5	QP Comments	174

11	MINERAL RESOURCE ESTIMATE	175

11.1	Mineral Resource Modelling	175

11.2	2024 Mineral Resource Drillhole Database	175

11.3	Mineral Resource Domain Interpretations	175

11.3.1	Grade and Lithology	178

11.3.2	Drillhole Compositing	184

11.3.3	Top Cutting	186

11.3.4	Boundary Treatment	186

11.3.5	Variography	188

11.3.6	Search Parameters	188

11.3.7	Grade Estimation	191

11.3.8	Model Validation	191

11.3.9	Classification	196

11.4	Mineral Resource Cut-off Grade	198

11.4.1	2024 Cut-off Grade	199

11.5	Reasonable Prospects for Economic Extraction	204

11.6	Kabanga 2024 Mineral Resource Statement	205

11.6.1	Comparison to Previous Mineral Resource Estimates – All Mineralisation Types	210

11.7	Risks and Opportunities	213

11.7.1	Risks	213

11.7.2	Opportunities	213

12	MINERAL RESERVE ESTIMATES	214

13	MINING METHODS	215

14	PROCESSING AND RECOVERY METHODS	216

15	INFRASTRUCTURE	217

16	MARKET STUDIES	218

16.1	Marketing and Metal Prices	218

16.2	QP Opinion	218

17	ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS	219

17.1	Summary	219

17.1.1	Environmental Studies	219

17.1.2	Environmental and Social Licencing Conditions	220

17.1.3	Permitting Status and Bonds	221

17.1.4	Environmental and Social Management Plans	221

17.1.5	Land Access and Resettlement	222

17.1.6	Mine and Facility Closure	223

17.1.7	Local Procurement and Hiring	223

17.2	Environmental and Social Impact Assessments and Baselines	223

17.2.1	Environmental and Social Baseline Assessment	225

17.2.2	Kabanga and Resettlement Project Baseline Assessments	226

17.2.3	Kahama Refinery Project Baseline Assessment	235

17.2.4	Kahama Refinery Project Baseline Assessment	235

17.3	Project Environmental and Social Impacts	243

17.3.1	Kabanga Project Impacts	243

17.3.2	Kahama Refinery Project	244

17.3.3	Kabanga Resettlement Project Impacts	244

17.3.4	Monitoring and Impact Mitigation	245

17.4	Licensing Conditions and Waste and Tailings Disposal	246

17.4.1	Specific Kabanga Licence Conditions	246

17.4.2	Specific Kabanga Resettlement Sites EIA Conditions	247

17.4.3	Kahama Refinery Licence Conditions	249

17.4.4	Kabanga Tailings Management	250

17.4.5	Kahama Refinery Residue Management	250

17.5	Stakeholder Engagement	251

17.6	Management Plans	251

17.7	Permitting Requirements, Status of Applications, Required Bonds	252

17.7.1	Required Bonds	252

17.8	Land Acquisition and Resettlement	253

17.8.1	Resettlement Action Plan	253

17.8.2	Stakeholder Engagement	253

17.8.3	Compensation Agreements and Process	253

17.8.4	Livelihood Restoration	255

17.9	Mine and Facility Closure, Remediation and Reclamation	255

17.9.1	Mine and Facility Closure	256

17.9.2	Tailings Management and Closure	256

17.10	Local Procurement and Employment	256

17.10.1	Procurement	257

17.10.2	Local Employment	257

17.11	QP Opinion	258

18	CAPITAL AND OPERATING COSTS	259

19	ECONOMIC ANALYSIS	260

20	ADJACENT PROPERTIES	261

21	OTHER RELEVANT DATA AND INFORMATION	262

22	INTERPRETATION AND CONCLUSIONS	263

23	RECOMMENDATIONS	264

23.1	KNL Work Plan	264

23.2	QP Comments	265

24	REFERENCES	266

25	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	268

x

TABLES

Table 1.1	Exploration Drilling Summary (to 4 December 2024)	15

Table 1.2	Kabanga Mineral Resource Estimates[1] as at 4 December 2024 – Based on $9.50/lb Nickel Price, $4.50/lb Copper Price, and $23.00/lb Cobalt Price	21

Table 1.3	Kabanga Mineral Resource Estimates – Massive Sulfide[1] (subset of Table 1.2) as at 4 December 2024 – Based on $9.50/lb Nickel Price, $4.50/lb Copper Price, and $23.00/lb Cobalt Price	22

Table 1.4	Kabanga Mineral Resource Estimates – Ultramafic[1] (subset of Table 1.2) as at 4 December 2024 – Based on $9.50/lb Nickel Price, $4.50/lb Copper Price, and $23.00/lb Cobalt Price	23

Table 1.5	Kabanga Mineral Resource Estimates[1] – Showing Contained Metals as at 4 December 2024 – Based on $9.50/lb Nickel Price, $4.50/lb Copper Price, and $23.00/lb Cobalt Price	24

Table 1.6	Kabanga Mineral Resource Estimates[1] Comparison – Tonnes and Grades	26

Table 1.7	Kabanga Mineral Resource Estimates[1] Comparison – Contained Metals	27

Table 3.1	Special Mining Licence SML 651 / 2021 Corner Coordinates (ARC1960 UTM36S)	50

Table 3.2	Refining Licence Boundary Coordinates (ARC1960 UTM36S)	52

Table 7.1	Exploration Drilling Summary	105

Table 7.2	Down-hole Survey Statistics for North and Tembo	114

Table 7.3	Down-hole Survey Statistics for North and Tembo	114

Table 7.4	Safari and Safari Link Drilling Result Composites	120

Table 8.1	Summary of Analytical Techniques for Mineral Resource Drilling	123

Table 8.2	Frequency of QA/QC Samples 2005–09	124

Table 8.3	Kabanga CRMs – Accepted Grades	136

Table 8.4	Kabanga CRMs – Tracking of Ni% Results 2005–09	138

Table 8.5	Kabanga Massive Sulfide CRM – Tracking of Ni% Results by Era	138

Table 8.6	Kabanga CRMs – Summary Statistics 2005–09	140

Table 8.7	ALS-Chemex Internal Reference Material Standards – Tracking of Ni% Results 2005–09	140

Table 8.8	ALS-Chemex Internal Forrest B Standard – Summary Statistics 2005–09	141

Table 10.1	Summary of Historical MPP Mass Balance Results	150

Table 10.2	Concentrator Testwork Samples – Tembo	155

Table 10.3	Concentrator Testwork Samples – North	157

Table 10.4	Comminution Testwork Samples and Scope	161

Table 10.5	Flotation Testwork Samples and Scope	162

Table 10.6	Flotation Concentrate and Tailings Product Testwork Samples and Scope	163

Table 10.7	Summary of Test Data Used for Concentrator Recovery Modelling	165

Table 10.8	Concentrator Recoveries and Mass Pull Assumptions	166

Table 10.9	POX Leach Extractions at 220 °C	171

Table 10.10	Summary of POX Extractions – Pilot Plant versus Bench-Scale Testwork	173

Table 11.1	Grade Estimation Search Parameters	189

Table 11.2	NiEq24 MSSX Input Parameters	198

Table 11.3	NiEq24 UMAF Input Parameters	198

Table 11.4	Concentrator Recoveries and Mass Pull Assumptions	200

Table 11.5	2024 Cut-off Grade Assumptions	204

Table 11.6	Kabanga Mineral Resource Estimates[1] as at 4 December 2024 – Based on $9.50/lb Nickel Price, $4.50/lb Copper Price, and $23.00/lb Cobalt Price	206

Table 11.7	Kabanga Mineral Resource Estimates – Massive Sulfide[1] (subset of Table 11.6) as at 4 December 2024 – Based on $9.50/lb Nickel Price, $4.50/lb Copper Price, and $23.00/lb Cobalt Price	207

Table 11.8	Kabanga Mineral Resource Estimates – Ultramafic[1] (subset of Table 11.6) as at 4 December 2024 – Based on $9.50/lb Nickel Price, $4.50/lb Copper Price, and $23.00/lb Cobalt Price	208

Table 11.9	Kabanga Mineral Resource Estimates[1] – Showing Contained Metals as at 4 December 2024 – Based on $9.50/lb Nickel Price, $4.50/lb Copper Price, and $23.00/lb Cobalt Price	209

Table 11.10	Kabanga Mineral Resource Estimates[1] Comparison – Tonnes and Grades	211

Table 11.11	Kabanga Mineral Resource Estimates[1] Comparison – Contained Metals	212

Table 16.1	Metal Prices	218

Table 17.1	Kabanga Project EIA, ESIA and ESMP Summary	224

FIGURES

Figure 1.1	Kabanga and Kahama Site Locations	2

Figure 1.2	Local Area Plan	3

Figure 1.3	Lifezone and Kabanga Nickel Group Structure	4

Figure 1.4	Location of the Project showing Detail of SML 651 / 2021	9

Figure 1.5	Plan View Schematic of Geology of the Kabanga Area (UTM)	13

Figure 1.6	Schematic Projected Long-section of the Kabanga Mineralised Zones (truncated UTM, looking north-west)	14

Figure 3.1	Kabanga and Kahama Site Locations	36

Figure 3.2	Mine Site Local Area Plan	37

Figure 3.3	Current Lifezone and Kabanga Nickel Group Structure	39

Figure 3.4	Location of the Proposed Mine Site showing SML 651 / 2021	49

Figure 3.5	Kahama Refinery Property	53

Figure 4.1	Kabanga Project Location	67

Figure 4.2	Local Area Plan	68

Figure 4.3	Kabanga Special Mining Licence (No. SML 651 / 2021) Area	69

Figure 4.4	Existing Access Routes to the Kabanga Site	70

Figure 4.5	Kahama Refinery Property	79

Figure 4.6	Tanzanian Road Network	83

Figure 4.7	Standard Gauge Railway Key Routes	85

Figure 6.1	Stratigraphic Column for the Kagera Supergroup	94

Figure 6.2	Plan View Schematic of Geology of the Kabanga Area (UTM)	95

Figure 6.3	Typical Stratigraphy Cross-Section Schematics for North and Tembo (local grid)	96

Figure 6.4	Plan View of Major Structures (Kabanga mineralisation zones shown in red)	97

Figure 6.5	Comparative Interpretation of 3D and 2D VTEM Data	98

Figure 6.6	Schematic Projected Long-section of the Kabanga Mineralised Zones (truncated UTM, looking north-west)	100

Figure 6.7	Example Schematic Cross-section* of Mineralisation Geometry at Main Zone (truncated UTM)	101

Figure 6.8	Example Schematic Cross-section* of Mineralisation Geometry at MNB Zone (truncated UTM)	102

Figure 6.9	Example Schematic Cross-section* of Mineralisation Geometry at North Zone (with Kima) (truncated UTM)	103

Figure 6.10	Example Schematic Cross-section* of Mineralisation Geometry at Tembo Zone (truncated UTM)	104

Figure 7.1	Kabanga Drillhole Locations Proximal to Mineral Resources (truncated UTM)	115

Figure 7.2	Comparison of Water Immersion Density vs. Pycnometry Specific Gravity for Massive Sulfide	117

Figure 7.3	Pycnometer Specific Gravity Measurements for Massive Sulfide in North and Tembo	118

Figure 7.4	Pycnometer Specific Gravity Measurements for UMAF_1a in North and Tembo	118

Figure 8.1	Percent Reject Passing – 2 mm Screen – 2005–09	125

Figure 8.2	ALS-Chemex – Percent Relative Difference for Ni Duplicates – 2005–09	126

Figure 8.3	ALS-Chemex – Percent Relative Difference for Cu Duplicates – 2005–09	127

Figure 8.4	ALS-Chemex – Percent Relative Difference for Co Duplicates – 2005–09	128

Figure 8.5	Genalysis vs. ALS-Chemex Pulp Check Assays Percent Relative Difference for Ni Grades 2005–09 – Sequential Analysis for Massive Sulfide Ni > 2%	130

Figure 8.6	Genalysis vs. ALS-Chemex Pulp Check Assays Percent Relative Difference for Ni Grades 2005–09	131

Figure 8.7	Genalysis vs. ALS-Chemex Pulp Check Assays Percent Relative Difference for Cu Grades 2005–09	132

Figure 8.8	Genalysis vs. ALS-Chemex Pulp Check Assays Percent Relative Difference for Co Grades 2005–09	133

Figure 8.9	SGS Lakefield vs. ALS-Chemex Pulp Check Assays Percent Relative Difference for Ni Grades	134

Figure 8.10	ALS-Chemex – Percent Relative Difference for Ni Grades for Quarter Core Replicates – 2005–07	135

Figure 8.11	ALS-Chemex – Percent Relative Difference for Cu Grades for Quarter Core Replicates – 2005–07	135

Figure 8.12	ALS-Chemex – Percent Relative Difference for Co Grades for Quarter Core Replicates – 2005–07	136

Figure 8.13	Kabanga Massive Sulfide CRM Ni Values 2005–09	137

Figure 8.14	Kabanga Ultramafic CRM Ni Values 2005–09	138

Figure 8.15	Kabanga Massive Sulfide CRM Ni% Values by Genalysis 2005–09	139

Figure 8.16	ALS-Chemex Internal Forrest B Standard – Results from 2005–09	141

Figure 8.17	Kabanga MSSX CRM Cu Values 2005–09	142

Figure 8.18	Kabanga UMAF CRM Cu Values 2005–09	143

Figure 8.19	Kabanga MSSX CRM Co Values 2005–09	143

Figure 8.20	Kabanga UMAF CRM Co Values 2005–09	144

Figure 8.21	Blanks – Ni Results 2005–09	145

Figure 10.1	Summary of Historical MPP Testwork Grade Recovery Curves	149

Figure 10.2	MSSX Metallurgical Testwork Sample Locations (truncated UTM)	159

Figure 10.3	UMAF_1a Metallurgical Testwork Sample Locations (truncated UTM)	159

Figure 10.4	DiEW Base Case Flowsheet showing Unit Operations Tested in Phase 2 Programme	170

Figure 10.5	POX Kinetics Test (KABA-0145)	172

Figure 11.1	Schematic Projected Long-section of the Kabanga Mineralised Zones (looking north-west)	177

Figure 11.2	Ni Box Plot for all Assayed Lithologies – All Zones	178

Figure 11.3	Pie Chart of Assayed Lithologies – North Zone	179

Figure 11.4	Box Plots for a Suite of Elements for the Three Predominant Mineralisation Types – North Zone	180

Figure 11.5	Pie Chart of Assayed Lithologies – Tembo Zone	181

Figure 11.6	Box Plots for a Suite of Elements for the Three Predominant Mineralisation Types – Tembo Zone	182

Figure 11.7	Box Plot of Grades (Co, Cu, Ni, and S) for North Zone and Tembo Zone	183

Figure 11.8	Histograms of Sample Lengths – North Zone (where assayed)	185

Figure 11.9	Histograms of Sample Lengths – Tembo Zone (where assayed)	185

Figure 11.10	Contact Plots for Ni% Across INTRUSIV:UMAF Boundary	187

Figure 11.11	Contact Plots for Ni% Across UMAF:MSSX Boundary	187

Figure 11.12	Example Cross-section* of Ni% Grade Estimates at North Zone (shows Kima)	192

Figure 11.13	Example Cross-section* of Ni% Grade Estimates at Tembo Zone	193

Figure 11.14	Example Swath Plots – Ni% Along Strike for North Zone MSSX and UMAF	194

Figure 11.15	Example Swath Plots – Ni% Along Strike for Tembo Zone MSSX and UMAF	195

Figure 11.16	Schematic Projected Long-section of the Kabanga Classification (truncated UTM, looking north-west)	197

Figure 11.17	MSSX and UMAF Concentrator Nickel Recoveries	201

Figure 11.18	MSSX and UMAF Concentrator Copper Recoveries	201

Figure 11.19	MSSX and UMAF Concentrator Cobalt Recoveries	202

Figure 11.20	MSSX and UMAF Concentrate Nickel Grade	202

Figure 11.21	MSSX and UMAF Mass Pull	203

Figure 17.1	Project Area and Affected Communities	226

1 EXECUTIVE SUMMARY

1.1 Introduction

The Kabanga 2024 Mineral Resource Update Technical Report Summary (2024MRU) has been prepared in accordance with the U.S. Securities and Exchange Commission (US SEC) Regulation S-K subpart 1300 rules for Property Disclosures for Mining Registrants (S-K 1300) for Lifezone Metals Ltd (LZM) on the Kabanga nickel project (the Project). The 2024MRU is a preliminary technical and economic study of the economic potential of the Project mineralisation to support the disclosure of Mineral Resources. The Mineral Resource estimates are current as at 4 December 2024.

The majority owner of the Project, Kabanga Nickel Ltd (KNL), is the primary source of technical data and information discussed within this Technical Report Summary (TRS).

The Mineral Resource estimates in the 2024MRU were prepared by the Qualified Persons (QPs) and the QPs have reviewed the supplied data and information, the QPs accept this information for use in the 2024MRU on the basis that it is accurate. Information and data supplied by LZM that were relied upon when forming the findings and conclusions of this report but were outside the areas of expertise of the QP are detailed in Section 25. Any individual or entity referenced within the 2024MRU as having completed work, but not identified therein as being a QP, does not constitute a QP.

The 2024MRU should be construed in light of the methods, procedures, and techniques used in its preparation. Sections or parts of the 2024MRU should not be read in isolation from or removed from their original context.

1.2 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Project is located in the Ngara district in north-west Tanzania, 44 km south of the town of Ngara, south-east of the nearest town of Bugarama, and close to the border with Burundi. Figure 1.1 shows the Project location in Tanzania. Figure 1.2 shows the Project site, nearby villages, and the Burundi border. The exploration camp is located at 02°53.161’S and 30°33.626’E.

The Ngara district is one of the eight districts of the Kagera region of Tanzania. It is bordered to the north by Karagwe district, to the east by Biharamulo district, to the south by the Kigoma region, to the north-east by Muleba district, and to the west by the countries of Rwanda and Burundi. Lake Victoria is approximately 130 km north-east of the Project area.

The site is accessible by road connecting to the National Route B3 at Muzani. Three potential access routes have been identified: northern, central, and southern, with the southern route currently preferred due to its shorter distance (approximately 80 km to Muzani) and being considered to have the lowest environmental and social impact. The southern route is presently a dirt road, prone, in at least two places, to rutting in the rainy season and occasional flooding.

There is a railway from Dar es Salaam to Isaka that is currently being upgraded. Isaka is approximately 350 km south-east of the Project (approximately 90 km south–south-east of Bulyanhulu).

Figure 1.1 Kabanga and Kahama Site Locations

Within the Project area, domestic water supplies are typically obtained from the small tributary streams, from springs on the Project ridge, and from shallow dug wells in the valley bottom lands. The rivers are not used for domestic water supply. The Project area is located in the moist sub-humid climate zone of east central Africa, which is dominated by monsoonal weather patterns. The long-term average annual rainfall in the Project area is 1,013 mm.

Infrastructure in the Ngara district is limited in terms of national grid power and reticulated potable water supplies. A transmission line and substation from a new hydroelectric project to the north-west of Tanzania is within 70 km of the Project site and an extension of the 200 kV line to the project is planned within the development time of the Project.

Despite resource shortfalls, the local government system is functional, and all of the 15 villages adjacent to the Project have at least one primary school. All wards have secondary schools, and most villages and wards have health facilities.

Figure 1.2 Local Area Plan

1.3 Land Tenure and Ownership

1.3.1 Ownership

LZM was incorporated on 8 December 2022 for the purpose of effectuating a Business Combination. On 6 July 2023, LZM consummated a Business Combination pursuant to the Business Combination Agreement dated 13 December 2022 between (amongst others) GoGreen Investments Corporation and LZM. On 6 July 2023, in accordance with the terms of the Business Combination Agreement, the Lifezone Holdings Ltd (LHL) shareholders transferred all of the outstanding ordinary shares of LHL to LZM in exchange for the issuance of new Lifezone Metals Ordinary Shares issued by LZM. LZM ordinary shares trade on the New York Stock Exchange (NYSE) under the ticker symbols LZM. LZM raised approximately $86.6 million from the listing on the NYSE, including approximately $70.2 million from Private Investment in Public Equity (PIPE) investors.

The relationship between LHL and the operating entities that will manage the Project are shown in Figure 1.3. The Project is 84% owned and operated by Kabanga Nickel Limited (KNL), with the remaining 16% held by the Government of Tanzania under the terms of a framework agreement. KNL is jointly owned by LZM (83%) through its 100% owned subsidiary, Lifezone Limited, with the remaining 17% directly owned by BHP Billiton (UK) DDS Limited (BHPB). For Mineral Resource reporting, the LZM direct ownership share is 69.713% of the in situ mineralisation after excluding the shares of the Government and the direct BHPB ownership.

Figure 1.3 Lifezone and Kabanga Nickel Group Structure

1.3.2 Tanzanian Legislation

In Tanzania, mineral rights are held in the form of prospecting licences, special mining licences, mining licences and primary mining licences. There are several types of prospecting licences and mining licences, depending on the nature of the minerals being mined and the size of the mine. A Special Mining Licence (SML) is the type of licence required for large scale mining operations (‘large-scale’ being defined as those projects requiring a capital investment not less than $100 million), therefore this is the type of licence required for the Kabanga project.

Associated with each SML is an Investor-State Framework Agreement (Framework Agreement) between the holder of the SML and the Government. This Framework Agreement includes clauses on the conduct of mining operations, the grant of the Government free carried interest and State participation in mining, and the financing of any mining operations.

Mining legislation requires observance of environmental legislation. Mining licences cannot be granted without an environmental approval certificate being in place. After mining licences are approved, several secondary permits are required for activities that could impact on people and the environment.

Under modern Tanzanian legislation, mineral rights do not confer surface rights. Surface rights were strengthened with the passing of the Land Act 1999, and the Village Act 1999, and application of these Acts to the mining sector was enhanced by The Mining Act [Cap 123 R.E. 2019].

1.3.3 Kabanga Framework Agreement Summary

The following summary and description of the Kabanga Framework Agreement, signed on 19 January 2021 between the holder of the SML and the Government of Tanzania, has been prepared by LZM.

The Kabanga Framework Agreement is focussed on equitable economic benefit sharing according to the principles included in Article 3 of that agreement. It recognises the formation of a Joint Venture Company (JVC) that is called Tembo Nickel Corporation Limited (TNCL), which has two subsidiaries – Tembo Nickel Mining Company Limited, and Tembo Nickel Refining Company Limited. TNCL is referred to as both ‘JVC’ and ‘Tembo Nickel Corporation Limited’ in the Framework Agreement and in the SML. The Key Principles of the Framework Agreement are intended to underline and guide the development of the Project for the mutual benefit of the Parties. The Key Principles include:

●	the application of the Economic Benefits Sharing Principle (EBSP) on the life of mine plans of the Project and the Multipurpose Mineral Processing Facility (MMPF);

●	having a Joint Financial Model (JFM) to guide the management and operations of the JVC and the JVC subsidiaries;

●	jointly managing the JVC pursuant to the Shareholders’ Agreement;

●	agreeing on the fiscal assumptions underlying the EBSP;

●	establishing minerals beneficiation facilities at Kahama township in Shinyanga Region in Tanzania.

The Parties agree equitably to share the economic benefits derived from the Project in accordance with the JFM. The Agreement provides that KNL shall receive its 84% share of the economic benefits through payment of dividends and proportionate returns of capital to shareholders of the JVC and the JVC subsidiaries. The Agreement provides that the Government of Tanzania will receive its share of the economic benefits through the payment by the JVC and the JVC subsidiaries of taxes, royalties, fees and other fiscal levies through the Government’s 16% Free Carried Interest in the JVC. The Kabanga Framework Agreement is governed by the laws of Tanzania and any dispute may be referred to conciliation in accordance with the United Nations Commission on International Trade Law (UNCITRAL) Conciliation Rules and, failing which, arbitration in accordance with the UNCITRAL Arbitration Rules.

As is required under the Miscellaneous Amendments Act 2017, which amends The Mining Act [Cap 123 R.E. 2019], the Framework Agreement:

●	Provides for the Government to have a 16% non-dilutable, free-carried share interest in the capital of TNCL (with the remaining interest being held by KNL),

●	Includes royalties on the gross value of minerals to be paid at a rate of 6%, where ‘gross value’ means the market value of minerals determined through valuation as defined in the Miscellaneous Amendments Act 2017. The Government can reject the valuation if it is low due to market volatility, and can buy the minerals at the low value ascertained,

●	Requires beneficiation of mineral products of operations in country, and

●	Includes requirements to procure goods and services locally.

In addition to royalties, the Framework Agreement elaborates on other taxes, fiscal levies, and funding mechanisms that will apply, notably:

●	A service levy of 0.3% of gross revenue,

●	Non-deductibility of royalty for the calculation of corporate income tax,

●	Corporate income tax of 30%,

●	Indefinite carry-forward of losses but with the ability to offset against taxable income in any given tax year subject to a cap of 70% of the taxable income in a given tax year,

●	Application of straight-line pooled asset depreciation at a rate of 20% per annum, and

●	The ability for KNL to lend funding to TNCL through shareholder loans.

The beneficiation facility in the Framework Agreement is referred to in that agreement as a ‘Multi-purpose Mineral Processing Facility’ (MMPF, or multi-metal mineral processing facility), and its purpose is stated as ‘processing, smelting and refining of nickel and other mineral concentrates’, albeit that it should be noted that no smelting is envisaged in this project as all metal extraction will utilise a hydrometallurgical process. TNCL will manage the operations of the mine and the MMPF through subsidiaries, while the Government will assist TNCL in acquiring suitable land for the construction of the MMPF within the vicinity of Kahama township. KNL is required to oversee the construction of the MMPF at Kahama, and to prepare the requisite reports on Kabanga, including feasibility studies for the mine and the MMPF, and the corresponding Environmental Impact Assessments (EIAs) required by law.

The Framework Agreement states that upon granting of the SML, TNCL (or any relevant subsidiary) will begin the process of identifying a physical location for the MMPF with the Kahama region being the initial priority location to assess given the beneficial infrastructure advantages. Upon confirmation of site identification, JVC (or any relevant subsidiary) may submit an application for a Refining Licence for the MMPF.

The Framework Agreement requires that the management of JVC’s operations is carried out in Tanzania, with a focus on engaging local talent to maximise employment of Tanzanians, including: preference for Tanzanian nationals to be appointed to management positions within the JVC, and implementing a local procurement plan that emphasises spending in Tanzania, except where goods or supplies are not available in Tanzania (or on commercially viable or competitive terms in Tanzania) or supplies are permitted to be procured from sources outside Tanzania as provided for under relevant laws.

The Framework Agreement contains a number of schedules. These schedules provide a process for the establishment of the various legal entities, shareholder agreements, and importantly a series of timebound undertakings to facilitate the development of the Project.

1.3.4 Special Mining Licence

Following the signing of the Framework Agreement, the Government, on 25 October 2021, granted a Special Mining Licence (SML) No. SML 651 / 2021 to Tembo Nickel Corporation Limited (JVC) for the Project. The SML is currently in force as of the date of this report.

The SML confers to JVC the exclusive right to search for, mine, dig, mill, process, refine, transport, use, and/or market nickel or other minerals found to occur in association with that mineral, in and vertically under the SML area, and execute such other works as are necessary for that purpose.

The SML shall remain valid for a period of the esteemed life of the ore body indicated in the feasibility study report or such period as the applicant may request unless it is cancelled, suspended, or surrendered in accordance with the law.

The SML requires JVC to strictly observe the mining laws, in particular but not limited to, the recognition that all mineral data and exploration information over the licence area is the property of the United Republic of Tanzania and must be submitted to the Geological Survey of Tanzania in accordance with the Mining Act.

Conditions of the SML include:

●	Submission of a Feasibility Study to the Mining Commission.

●	An update of the proposed plan for compensation, relocation and resettlement and submission to the Mining Commission.

●	Take all the measures necessary to avert occurrence of accidents whether accidental or premeditated and to observe and satisfy safety conditions stipulated under the Occupational safety and Health Act.

●	Ensure that management of production, transportation, storage, treatment and disposal of waste arising out of mining operations is carried out in accordance with safeguards prescribed by the Environmental Management Act.

●	Ensure regular environmental audit, monitoring and evaluation are carried out to avert environmental spoil, degradation and hazardous substances which may be harmful to human being and or environment.

●	Develop and adopt Mine Closure and Rehabilitation plans of the area where mining operations are carried out.

●	An update of the environmental management plan and submission to the Mining Commission.

●	Preparation of an annual social responsibility plan agreed by the relevant government authorities.

●	The commencement of mining activities within 18 months from 25 October 2021, or such further period as determined by the Mining Commission on the basis of plans, general designs for the mine, and related facilities as well as other ancillary operations consistent with the approved mining plan.

●	An undertaking by the JVC to beneficiate in-country.

●	The JVC complying with Tanzanian regulations relating to mining operations, financing arrangements and local content.

●	The JVC complying with the Statement of Integrity Pledge in accordance with Part VIII of the Mining Act and the Mining (Integrity Pledge) Regulations, 2018.

With the grant of the SML, JVC agreed to become a strategic partner to the Government, which shall have not less than 16% of the capital of the entity established, to carry out mining activities over the licence area in the form of non-dilutable free-carried interest in accordance with the Mining Act, and subject to the provisions of the Mining Act and of the regulations made thereunder now in force, or which may come into force during the continuance of this licence, or any renewal thereof. A map of the property showing SML 651 / 2021 is provided in Figure 1.4.

Figure 1.4 Location of the Project showing Detail of SML 651 / 2021

1.3.5 BHPB Investment in Kabanga Nickel Limited

The following summary of the commercial arrangement between LZM and BHP Billiton DDS Limited (BHPB) has been prepared by LZM.

LZM and BHPB have three agreements: T1A, T1B, and T2.

1.3.5.1 T1A Agreement

KNL entered into a loan agreement with BHPB dated 24 December 2021, pursuant to which KNL received investment of $40 million from BHPB by way of a convertible loan. Following receipt of approval from the Tanzanian Fair Competition Commission, and the fulfilment of the other conditions, such convertible loan was converted into an 8.9% equity interest in KNL on 1 July 2022.

1.3.5.2 T1B Agreement

KNL entered into an equity subscription agreement with BHPB dated 14 October 2022 (the T1B Agreement). All the conditions precedent of the T1B Agreement were satisfied or waived on, or before, 8 February 2023, and in accordance with the T1B Agreement, BHPB subscribed $50 million for an additional 8.9% equity interest in KNL on 15 February 2023, giving BHPB a total equity interest in KNL of 17% (the T1B Investment).

The T1B Investment proceeds will be used for the ongoing funding requirements of the Project in accordance with a budget agreed between KNL and BHPB.

1.3.5.3 T2 Agreement

KNL and Lifezone Limited entered into an option agreement with BHPB dated 14 October 2022 pursuant to which KNL will (at BHPB’s option) receive investment from BHPB by way of an equity subscription. The option grants BHPB the right, subject to certain conditions, to subscribe for the required number of new KNL shares that, in aggregate with its existing KNL shareholding, would result in BHPB indirectly owning 51% of the total voting and economic equity rights in TNCL on a fully diluted basis as at closing at a price to be determined through an independent expert valuation. If exercised as at the date of the agreement, the option would result in BHPB owning 60.71% of the total voting and economic equity rights in KNL on a fully diluted basis.

BHPB may (at its sole option) deliver a maximum of one valuation notice to KNL and Lifezone Limited requiring the commencement of a valuation process in respect of KNL during the period which shall:

●	Commence on the later of the date on which:

(i)	the feasibility study relating to the Kabanga project is agreed (or finally determined) between BHPB and KNL (the Feasibility Study Agreement Date); and

(ii)	the Joint Financial Model in respect of the Kabanga project is agreed between BHPB and KNL, or such earlier date as the parties may agree in writing, and

●	End on the date falling 30 calendar days after the later of:

(i)	the Feasibility Study Agreement Date; and

(ii)	the date on which the Joint Financial Model is agreed between BHPB, KNL, and the Government of Tanzania.

The investment is subject to certain conditions, including the receipt of approval from the Tanzanian Fair Competition Commission (FCC).

The proceeds of the investment shall be used for the ongoing funding requirements of the Kabanga project.

1.4 Geology and Mineralisation

The Kabanga deposit is located within the East African Nickel Belt (EANB), which extends approximately 1,500 km along a north-east trend that extends from Zambia in the south-west, though the Democratic Republic of Congo (DRC), Burundi, Rwanda, Tanzania, and Uganda in the north-east, and straddles the western boundary of the Tanzania Craton to the east, and the eastern boundary of the Congo Kasai Craton to the west.

1.4.1 Regional Geology

In the northern and central sections of the EANB, a thick package of Paleoproterozoic to Mesoproterozoic metasedimentary rocks, known as the Karagwe-Ankole Belt (KAB), overlies this boundary, within which occurs a suite of broadly coeval, bimodal intrusions, (Evans et al, 2016). These igneous rocks correspond to the Mesoproterozoic Kibaran tectonothermal event between 1,350 to 1,400 Ma, (Kokonyangi et al, 2006; Tack et al, 2010).

The KAB has been divided into several broad domains, (Tack et al, 1994), as follows:

●	An Eastern Domain (ED) that is characterised by lower degrees of metamorphism and tectonism, and the absence of Kibaran-aged granite magmatism,

●	A Western Domain (WD) characterised by higher degrees of metamorphism and polyphase deformation, and the voluminous Kibaran granite intrusion, and

●	A Transitional Domain (TD) between the other two domains, which is marked by a north-east trending line of mafic–ultramafic intrusions known as the Kabanga-Musongati Alignment (Tack et al, 1994).

The sedimentary rocks of the ED and WD form uncorrelated and distinct sub-basins, both comprising alternating arenaceous and pelitic rocks including quartzites, schists, greywackes, and conglomerates, developed in long-lived, shallow-water intracratonic and pericontinental basins, (Fernandez Alonso et al, 2012).

The Kibaran igneous rocks comprise mafic–ultramafic intrusions, including well-differentiated lopolithic layered intrusions, and small, narrow, tube-like sills, often concentrically zoned, called chonoliths. The nickel mineralisation zones discovered to date at the Project have exclusively been found associated with the mafic–ultramafic intrusions, in particular, along the Kabanga-Musongati Alignment, (Deblond and Tack, 1999; Evans et al, 2000). Felsic intrusions occur coeval with the mafic–ultramafic intrusions. Recent ages (U-Pb zircon SHRIMP) from Kabanga date the marginal mafic rocks of the North intrusion at 1,403 ± 14 Ma, (Maier et al, 2007).

1.4.2 Property Geology

The intrusions that host the known potentially economic nickel-bearing massive sulfide zones in the Project area (Figure 1.5), namely Main, MNB, Kima, North, and Tembo, are found within steeply-dipping overturned metasediments (dipping to the west (70° to 80°) with a north–north-east strike orientation (025°) from Main to North zone, changing to a north-east strike orientation (055°) from North to Tembo.

The mineralised zones are located within, and at the bottom margin of, the mafic–ultramafic chonoliths. The chonoliths are concentrically zoned with a gabbronorite margin and an ultramafic cumulate core zone that ranges in composition from sulfidic dunite, plagioclase-peridotite, orthopyroxenite, to olivine melanorite, (Evans et al, 2000).

The metasediments comprise approximately 90% metapelites and metasandstones, with the remainder comprising clean arenitic metasandstones or quartzites, (Evans et al, 2016). Lenses and bands of iron sulfides (up to 5% modal of pyrrhotite) and graphite are common in the more-pelitic rocks, and it has been demonstrated that the sulfur within the different mineralised zones has similar isotopic signatures, indicating significant assimilation of external sulfur from the KAB sediments, (Maier et al, 2010).

1.4.3 Lithologies and Stratigraphy

Three lithological groups are present at Kabanga:

●	Remobilised massive sulfide (>80% sulfide) (MSSX), which carries 90% of the sulfide occurrence, and massive sulfide with xenoliths of metasedimentary, or gabbro / ultramafic rock (≥50% to 80% sulfides) (MSXI).

●	Ultramafic–mafic intrusive complex rocks, which display a wide range of metamorphism / metasomatism. These lithologies can also carry significant sulfide mineralisation, such as in the ultramafic unit named UMAF_1a (≥30% sulfides, located adjacent to the MSSX, present at Tembo and North).

●	Metasediments comprising a series of pelitic units, schists, and quartzites, forming the hanging wall and footwall of the massive sulfide lenses.

The massive sulfide comprises principally pyrrhotite, with up to 15% pentlandite. The pentlandite shows distinct globular recrystallisation textures and crystals may reach up to 5 cm in size. Accessory sulfides include chalcopyrite, and traces of pyrite, galena, arsenopyrite, cubanite, niccolite, cobaltite, and mackinawite.

1.4.4 Structural Setting

The Kabanga sulfide lenses are thought to have been remobilised within a large shear zone, initially conforming to early-phase folding geometries, and subsequently modified and partitioned by low angle thrusting and cross faulting. The Project area has been found to be structurally complex, with five fault sets identified to date.

Structural modelling has been undertaken (2008–09) to support the current structural interpretation of the Project area.

Figure 1.5 Plan View Schematic of Geology of the Kabanga Area (UTM)

1.4.5 Deposit Description

The Project comprises six distinct mineralised zones, namely (from south-west to north-east) Main, MNB, Kima, North, Tembo, and Safari, which occur over a strike length exceeding 7.5 km. The five mineralised zones that contribute to the Mineral Resource estimates (Main, MNB, Kima, Tembo, and North), extend over a total strike length of 6 km, and for up to 1.3 km below surface. Figure 1.6 is a projected long-section schematic showing all the mineralised zones identified to date at Kabanga.

Figure 1.6 Schematic Projected Long-section of the Kabanga Mineralised Zones (truncated UTM, looking north-west)

1.4.6 Mineralisation Style

Kabanga sulfide mineralisation occurs both as:

●	Disseminated to net textured interstitial sulfides within the cumulate core zone of the Kabanga chonoliths, as well as externally, and

●	Massive and semi-massive bodies along the lower or side margins of the chonolith, that being the contact with the stratigraphic base, (Evans et al, 1999).

1.4.7 Alteration and Weathering

At the surface, the ultramafic bodies are completely weathered to saprolite. The depth of the saprolite profile ranges between 40–100 m in the Project area. At the North zone, massive sulfides are weathered to depths of 80–100 m. The massive sulfide horizon at the Tembo zone is more than 98% within fresh material, with minor oxidation present in the upper southern and northern parts of the mineralisation. In general, nickel laterite formation over the associated ultramafic rock is only weakly developed with minor nickel bearing serpentine and rare garnierite.

1.5 Exploration

Exploration at Kabanga has been undertaken in a number of different phases spanning over 45 years, with more than 637 km of drilling having been completed in total.

The Project drilling history is summarised in Table 1.1.

Table 1.1 Exploration Drilling Summary (to 4 December 2024)

Years	Companies	Metres Drilled	Discovery (purpose)
1976–1979	UNDP Regional Exploration	20,068	Main zone
1991–1992	Sutton Resources	12,974
1993–1995	Sutton-BHP JV	37,947	North zone
1997–1999	Sutton-Anglo American JV	56,227
2000–04	Barrick Gold Corporation	39,931	MNB zone
2005–08	Glencore-Barrick Gold JV	64,957 81,256 242,347	North Deep zone (scoping study 1) Tembo zone (scoping study 2) Safari / Kima zones (pre-feasibility study)
2008–09 2011–12 2014	Glencore-Barrick Gold JV	21,368 5,303 3,320	(Feasibility study)
2021–23	KNL	23,913 8,192 9,919 4,416 4,540 1,071	Tembo (infill and extension) Safari North (infill) Tembo and North (metallurgical) Tembo and North (geotech.) Tembo and North Boxcut (geotech.)
Total		637,749

The first drilling on the deposit was undertaken between 1976 and 1979 by the United Nations Development Programme (UNDP), and by the start of 2000, a total of 127 km of drilling had been carried out on the Project by various parties.

In 2003, a scoping study was completed by Barrick on the Project, and in 2005, Barrick issued a press release announcing a signed JV partnership with Falconbridge Limited, along with an Inferred Mineral Resource estimate of 26.4 Mt grading 2.6% Ni, representing the sum of the Main and North zone models from 2003.

A combined total of 146,213 m in 257 drillholes was completed for the scoping studies. Borehole electromagnetic (BHEM) surveys with physical properties were completed, SQUID and fixed loop TEM surface geophysical surveys, as well as an airborne helicopter VTEM survey were conducted to characterise the mineralised zones and explore the surrounding area.

A total of 5,508 kg of sample across the two scoping study phases was shipped for metallurgical testing.

Five geotechnical holes were drilled at proposed infrastructure sites.

A further 242,347 m in 555 drillholes was completed for the pre-feasibility study phase. This exploration programme was designed to continue to improve the confidence of the North and Tembo resources and discover additional resources to improve the project’s economics within 15 km trucking distance of planned mine infrastructure. Further metallurgical samples were also required for two pilot plant test runs.

Mineral Resource estimates were reported for the June 2008 models in the 2008 Xstrata Nickel annual report.

From December 2008 through August 2009, a total of 21,368 m of drilling was completed. The drilling programme was successful in transferring an estimated 2.8 Mt in the North Mid area from Inferred to Indicated status. An independent consultancy performed a QA/QC audit, and a Mineral Resource audit.

From 2010 to 2014, extensive geological / geophysical interpretation was carried out over the Kabanga licence area, coupled with assaying of non-sampled historical BHP / Anglo American Corporation (Anglo) holes in the Main zone area, and led to the development of several high-tenor nickel targets in the southern part of the Project area. Regional exploration work in this era was confined to geological mapping over regional licences and establishing access routes for planned 2011 programmes. Subsequent drilling in 2014 was limited to four holes, which were drilled testing two new target areas, and an additional two holes were drilled into the north end of the Tembo zone.

In December 2021, KNL recommenced activities after the granting of SML 651 / 2021. Three diamond drilling campaigns have been conducted over SML 651 / 2021 by KNL to date, as follows:

●	December 2021 to May 2022: 4,163 m of drilling in 14 holes to provide 2,727 kg of metallurgical sample (in three bulk samples) from the North and Tembo zones for hydrometallurgical testwork in Perth, Australia.

●	May 2022 to 31 December 2022: 7,186 m of infill drilling in 19 holes at Tembo North to increase confidence in this zone over a 700 m strike length, and to provide an additional bulk sample (464 kg) for hydrometallurgical testwork in Perth, Australia. An additional 768 m in one drillhole was completed at the Safari prospect.

●	January 2023 to September 2023 (reported in the November 2023 TRS): 9,274 m of infill drilling in five holes at North to increase confidence over a 500 m strike length, 16,727 m of infill drilling in 23 holes at Tembo to increase confidence along the entire strike length of the deposit and 3,555 m in six holes at Tembo for geotechnical purposes.

●	September 2023 to December 2024: drilling focussed on the delineation of the Safari Link area with a further 7,424 m of drilling in 11 holes. Other drilling included 1,071 m drilled in the area of the planned North and Tembo boxcuts, and the completion of the in-progress resource definition and geotechnical drilling programmes at North and Tembo.

The KNL drilling up to the current database close-off date (4 June 2024) has been incorporated into the Mineral Resource database.

1.6 Mineral Processing and Metallurgical Testing

Metallurgical testwork prior to ownership of the project by LZM was carried out from 1999 to 2012. This work assumed that the product from the project was to be a nickel sulfide concentrate. This testwork was undertaken over a number of campaigns in support of several studies. This historical testing included extensive mineralogy, comminution, flotation, dewatering, materials handling and programmes at both bench and pilot plant scale on a range of variability and composite samples.

Kabanga nickel concentrate is now proposed to be processed by use of the LZM hydrometallurgical technology for recovery of nickel, cobalt, and copper. KNL has completed additional testwork programmes and ongoing work is in progress to test and develop the study assumptions for the concentrator and refinery scenario and to support materials handling, geochemical and backfill assumptions. The testwork includes:

●	Comprehensive head grade analysis and mineralogical assessment

●	Comminution testwork

●	Flotation testwork

●	Feed and concentrate oxidation assessments

●	Regrind testwork

●	Grindmill comminution testwork

●	Concentrator settling / thickening, rheology and filtration testwork

●	Refinery hydrometallurgical testwork

●	Refinery settling / thickening, rheology and filtration testwork

●	Pastefill testwork

●	Tailings geotechnical testing

●	Tailings and residue geochemical testing

1.7	Mineral Resources

The 2024 Mineral Resource estimates for the Project are based on industry best practices and conform to the requirements of S-K 1300 and are suitable for reporting as current estimates of mineral resources.

The Mineral Resource estimates discussed in this section are those produced by OreWin in 2024 and prepared for KNL. The approach to the resource modelling and the estimates was similar to the previous resource modelling for the deposits.

1.7.1 Mineral Resource Modelling

The 2024 Mineral Resource estimate was completed by OreWin using Datamine software, with macros developed to estimate the full suite of component elements and density for each zone (Main, MNB, North, Kima, and Tembo1). All zones were estimated using the ordinary kriging (OK) method, with domain- specific search and estimation parameters determined by statistical and geostatistical analyses.

Three distinct mineralisation units were interpreted for the Main, MNB, Kima, North, Tembo, and Safari zones:

●	Massive sulfide (MSSX),

●	Ultramafic (UMAF), and

●	Intrusive (INTRUSIV/INTR) unit which is generally poorly mineralised but occurs in close association with the mineralised units.

Within these three units, additional sub-domains were created based on spatial continuity, intersecting geological structures, and geochemical variability.

Solid wireframes were constructed for the intrusive bodies at each zone which predominantly represented the logged UMAF_KAB lithology, but also served as an ‘umbrella’ unit for any intervals logged as MAF, GAB_KAB, UMAF_1a, MSSX, and MSXI. The stratigraphic contacts between the banded pelite unit (BNPU) and the lower pelite unit (LRPU) were also used to interpret folding structures and unconformities to help orient the sulfide mineralisation interpretations.

A multivariate statistical analysis was completed for all domains within each zone. It was based on the assay data limited to the samples that have the complete suite of elements assayed.

Some individual domains were combined where they were found to be statistically similar and could be plausibly related in a geological and spatial sense.

[1]	Because of the vertical undulation evident along strike in the Tembo mineralisation, this domain was split into four domains to isolate south-westerly plunging and north-easterly plunging sub-zones (identified from south-west to north-east as Tembo South (TS), Tembo Central South (TCS), Tembo Central North (TCN), and Tembo North (TN) (see Figure 6.6)). Samples in each of these sub-zones were kept separate from the other sub-zones during all the resource estimation work.

1.7.2 Classification

The classification criteria and zoning used for the 2024 Mineral Resource estimates were based on a two-stage approach that considered objective criteria and visual observation.

The criteria referenced for the assignment of Inferred and Indicated mineralisation globally included the distance from the cell centroid to the drillhole samples and the search pass in which the estimate was achieved. This global classification was then reviewed visually with specific focus on geological factors including the geometry of the mineralised zones, spatial and geochemical continuity of the mineralisation, and the success rate when intersecting the mineralisation at predicted locations and thicknesses with the new drilling. Manually defined wireframe solids were then developed to enclose those areas that warrant upgrading to Indicated or Measured.

1.7.3 Cut-off Grade

As the Kabanga North and Tembo zones contain multi-element mineralisation, a nickel-equivalent (NiEq) formula, updated for current metal prices, costs, and other modifying factors, has been used for reporting from the Mineral Resource.

The 2024 nickel-equivalent (NiEq24) formula is as follows:

●	MSSX NiEq24% = Ni + (Cu x 0.454) + (Co x 2.497)

●	UMAF NiEq24% = Ni + (Cu x 0.547) + (Co x 2.480)

The 2024 NiEq cut-off grades are:

●	MSSX 0.73% x NiEq24%

●	UMAF 0.77% x NiEq24%

Metal price assumptions used for cut-off grade determination were $9.50/lb for nickel, $4.50/lb for copper, and $23.00/lb for cobalt. Other input parameters and assumptions used for the NiEq24% formula and determining the cut-off grade are discussed in Section 11.4.

1.7.4 Reasonable Prospects for Eventual Economic Extraction (Initial Assessment)

The 2024MRU describes the Mineral Resource estimates for the Kabanga project.

The Initial Assessment assumes an underground mining rate of 3.4 Mtpa. The mining method is assumed to be underground stoping with backfill, and the extracted mineralised material will feed into an on-site concentrator. Concentrate is assumed to be transported to an off-site hydrometallurgical processing facility to produce final nickel, copper, and cobalt metal, with transport of the final metal to Dar es Salaam, and subsequent export to markets for sale.

A cash flow analysis was not performed for the Project. The Initial Assessment has been prepared to demonstrate reasonable prospects of economic extraction, not the economic viability of the Mineral Resource estimates. The Initial Assessment is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorised as Mineral Reserves, and there is no certainty that this economic assessment will be realised.

Macroeconomic trends, taxes, royalties, data, and assumptions, interest rates, marketing information and plans, legal matters such as statutory and regulatory interpretations affecting the mine plan and environmental matters are outside the expertise of the QP and are within the control of the registrant (see Section 25).

As significant environmental and social analysis has been conducted for the Project over an extended period, and LZM employs professionals with responsibility in these areas, and these personnel have the best understanding of these areas, and following a review of the current supplied information, the opinion of the QP is that it is reasonable to rely on the information supplied by LZM.

The QP has concluded that the Mineral Resource estimates meet reasonable prospects for eventual economic extraction.

1.7.5 December 2024 Mineral Resources Estimates

The updated Kabanga 2024 Mineral Resource estimates are based resource modelling completed by OreWin.

The overall Mineral Resource estimates (LZM-attributable) are shown in Table 1.2. The subset of the Mineral Resource estimates that relates to the massive sulfide (MSSX) mineralisation is shown in Table 1.3. The subset of the Mineral Resource estimates that relates to the ultramafic (UMAF) mineralisation is shown in Table 1.4. Reporting of contained nickel-equivalent metal is shown in Table 1.5. Only the portion of the total mineralisation that is attributable to LZM’s interest in the property is shown in Table 1.2 through Table 1.5

The Mineral Resource estimates have an effective date of 4 December 2024. Mineral Resource estimates have been reported in accordance with the US SEC Regulation S-K subpart 1300 rules for Property Disclosures for Mining Registrants (S-K 1300).

Table 1.2 Kabanga Mineral Resource Estimates1

  as at 4 December 2024 – Based on $9.50/lb Nickel Price,

  $4.50/lb Copper Price, and $23.00/lb Cobalt Price

Mineral Resource Classification	LZM Tonnage[3] (Mt)	Grades				Recovery
		NiEq24 (%)	Ni (%)	Cu (%)	Co (%)	Nickel (%)	Copper (%)	Cobalt (%)
MAIN – Massive Sulfide plus Ultramafic
Measured	–	–	–	–	–	–	–	–
Indicated	8.7	1.53	1.18	0.19	0.10	73.4	85.9	75.6
Measured + Indicated	8.7	1.53	1.18	0.19	0.10	73.4	85.9	75.6
Inferred	–	–	–	–	–	–	–	–
MNB – Massive Sulfide plus Ultramafic
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured + Indicated	–	–	–	–	–	–	–	–
Inferred	1.8	1.59	1.25	0.18	0.10	75.3	88.9	78.6
KIMA – Massive Sulfide plus Ultramafic
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured + Indicated	–	–	–	–	–	–	–	–
Inferred	3.4	2.01	1.60	0.24	0.12	81.4	92.3	84.2
NORTH – Massive Sulfide plus Ultramafic
Measured	7.9	2.66	2.12	0.28	0.16	83.3	92.9	86.1
Indicated	16.8	3.44	2.80	0.37	0.19	85.1	94.8	88.0
Measured + Indicated	24.7	3.19	2.58	0.34	0.18	84.6	94.3	87.5
Inferred	5.8	3.25	2.62	0.35	0.19	85.8	95.2	88.7
TEMBO – Massive Sulfide plus Ultramafic
Measured	8.0	2.30	1.79	0.25	0.15	81.9	91.1	84.5
Indicated	5.5	2.22	1.75	0.24	0.14	82.0	90.5	84.9
Measured + Indicated	13.5	2.27	1.78	0.24	0.15	82.0	90.9	84.7
Inferred	0.3	2.49	2.01	0.23	0.15	84.2	90.3	87.0
MINERAL RESOURCE ALL ZONES – Massive Sulfide plus Ultramafic
Measured	15.9	2.48	1.95	0.26	0.16	82.7	92.0	85.4
Indicated	31.0	2.69	2.16	0.30	0.16	82.9	92.6	85.3
Measured + Indicated	46.8	2.62	2.09	0.29	0.16	82.8	92.4	85.3
Inferred	11.3	2.59	2.08	0.28	0.15	83.7	93.7	86.5

1.	Table 1.2 reports the Mineral Resources for the combined massive sulfide and ultramafic mineralisation types.
2.	Mineral Resources are reported exclusive of Mineral Reserves. There are no Mineral Reserves to report.
3.	Mineral Resources are reported showing only the LZM-attributable tonnage portion, which is 69.713% of the total.
4.	Cut-off applies to NiEq24, which is derived using a nickel price of $9.50/lb, copper price of $4.50/lb, and cobalt price of $23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.
5.	NiEq24 formulae are:
MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497)
UMAF NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480)
6.	The point of reference for Mineral Resources is the point of feed into a concentrator.
7.	All Mineral Resources in the 2024MRU were assessed for reasonable prospects for eventual economic extraction by reporting only material above cut-off grades of:
MSSX NiEq24>0.73% and UMAF NiEq24>0.77%
8.	Totals may vary due to rounding.

Table 1.3 Kabanga Mineral Resource Estimates – Massive Sulfide1 (subset of Table 1.2)

  as at 4 December 2024 – Based on $9.50/lb Nickel Price, $4.50/lb Copper Price,

  and $23.00/lb Cobalt Price

Mineral Resource Classification	LZM Tonnage[3] (Mt)	Grades				Recovery
		NiEq24 (%)	Ni (%)	Cu (%)	Co (%)	Nickel (%)	Copper (%)	Cobalt (%)
MAIN – Massive Sulfide Only
Measured	–	–	–	–	–	–	–	–
Indicated	2.9	2.18	1.71	0.27	0.14	82.3	94.1	85.6
Measured + Indicated	2.9	2.18	1.71	0.27	0.14	82.3	94.1	85.6
Inferred	–	–	–	–	–	–	–	–
MNB – Massive Sulfide Only
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured + Indicated	–	–	–	–	–	–	–	–
Inferred	1.2	1.90	1.49	0.21	0.13	79.1	92.2	82.5
KIMA – Massive Sulfide Only
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured + Indicated	–	–	–	–	–	–	–	–
Inferred	2.6	2.31	1.84	0.28	0.13	84.1	94.4	87.3
NORTH – Massive Sulfide Only
Measured	5.5	3.32	2.65	0.35	0.21	86.2	95.3	89.2
Indicated	14.2	3.86	3.14	0.42	0.21	86.2	95.7	89.2
Measured + Indicated	19.7	3.71	3.00	0.40	0.21	86.2	95.6	89.2
Inferred	5.5	3.39	2.74	0.36	0.20	86.2	95.4	89.2
TEMBO – Massive Sulfide Only
Measured	4.9	2.94	2.31	0.31	0.20	86.2	94.9	89.2
Indicated	3.4	2.73	2.16	0.29	0.18	86.2	94.5	89.2
Measured + Indicated	8.3	2.85	2.25	0.30	0.19	86.2	94.8	89.2
Inferred	0.2	2.76	2.25	0.23	0.16	86.2	93.0	89.2
MINERAL RESOURCE ALL ZONES – Massive Sulfide Only
Measured	10.3	3.14	2.49	0.33	0.20	86.2	95.1	89.2
Indicated	20.5	3.44	2.77	0.38	0.20	85.8	95.4	88.8
Measured + Indicated	30.9	3.34	2.68	0.36	0.20	85.9	95.3	88.9
Inferred	9.4	2.89	2.32	0.32	0.17	85.2	94.9	88.1

1.	Table 1.3 reports the Mineral Resources for the massive sulfide mineralisation only.
2.	Mineral Resources are reported exclusive of Mineral Reserves. There are no Mineral Reserves to report.
3.	Mineral Resources are reported showing only the LZM-attributable tonnage portion, which is 69.713% of the total.
4.	Cut-off applies to NiEq24, which is derived using a nickel price of $9.50/lb, copper price of $4.50/lb, and cobalt price of $23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.
5.	NiEq24 formulae are:
MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497)
UMAF NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480)
6.	The point of reference for Mineral Resources is the point of feed into a concentrator.
7.	All Mineral Resources in the 2024MRU were assessed for reasonable prospects for eventual economic extraction by reporting only material above cut-off grades of:
MSSX NiEq24>0.73% and UMAF NiEq24>0.77%
8.	Totals may vary due to rounding.

Table 1.4 Kabanga Mineral Resource Estimates – Ultramafic1 (subset of Table 1.2)

  as at 4 December 2024 – Based on $9.50/lb Nickel Price,

  $4.50/lb Copper Price, and $23.00/lb Cobalt Price

Mineral Resource Classification	LZM Tonnage[3] (Mt)	Grades				Recovery
		NiEq24 (%)	Ni (%)	Cu (%)	Co (%)	Nickel (%)	Copper (%)	Cobalt (%)
MAIN – Ultramafic Only
Measured	–	–	–	–	–	–	–	–
Indicated	5.7	1.20	0.91	0.15	0.08	64.6	78.5	66.7
Measured + Indicated	5.7	1.20	0.91	0.15	0.08	64.6	78.5	66.7
Inferred	–	–	–	–	–	–	–	–
MNB – Ultramafic Only
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured + Indicated	–	–	–	–	–	–	–	–
Inferred	0.6	0.99	0.78	0.11	0.06	61.1	77.0	62.5
KIMA – Ultramafic Only
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured + Indicated	–	–	–	–	–	–	–	–
Inferred	0.8	1.09	0.85	0.12	0.07	63.1	77.2	64.9
NORTH – Ultramafic Only
Measured	2.4	1.18	0.93	0.12	0.07	65.0	77.2	67.2
Indicated	2.6	1.16	0.93	0.13	0.07	65.1	77.4	67.2
Measured + Indicated	5.1	1.17	0.93	0.12	0.07	65.0	77.3	67.2
Inferred	0.4	1.01	0.80	0.10	0.06	62.4	76.4	64.1
TEMBO – Ultramafic Only
Measured	3.1	1.29	0.99	0.15	0.09	66.2	78.1	68.6
Indicated	2.1	1.39	1.07	0.16	0.09	68.2	78.7	70.9
Measured + Indicated	5.2	1.33	1.02	0.15	0.09	67.1	78.4	69.5
Inferred	0.1	1.50	1.15	0.23	0.09	69.5	80.3	72.4
MINERAL RESOURCE ALL ZONES – Ultramafic Only
Measured	5.5	1.24	0.96	0.13	0.08	65.7	77.8	68.0
Indicated	10.4	1.23	0.95	0.15	0.08	65.6	78.3	67.8
Measured + Indicated	16.0	1.23	0.95	0.14	0.08	65.6	78.2	67.9
Inferred	1.9	1.05	0.83	0.12	0.06	62.7	77.2	64.3

1.	Table 1.4 reports the Mineral Resources for the ultramafic mineralisation only.
2.	Mineral Resources are reported exclusive of Mineral Reserves. There are no Mineral Reserves to report.
3.	Mineral Resources are reported showing only the LZM-attributable tonnage portion, which is 69.713% of the total.
4.	Cut-off applies to NiEq24, which is derived using a nickel price of $9.50/lb, copper price of $4.50/lb, and cobalt price of $23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.
5.	NiEq24 formulae are:
MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497)
UMAF NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480)
6.	The point of reference for Mineral Resources is the point of feed into a concentrator.
7.	All Mineral Resources in the 2024MRU were assessed for reasonable prospects for eventual economic extraction by reporting only material above cut-off grades of:
MSSX NiEq24>0.73% and UMAF NiEq24>0.77%
8.	Totals may vary due to rounding.

Table 1.5 Kabanga Mineral Resource Estimates1 – Showing Contained Metals

  as at 4 December 2024 – Based on $9.50/lb Nickel Price,

  $4.50/lb Copper Price, and $23.00/lb Cobalt Price

Mineral Resource Classification	LZM Tonnage[3] (Mt)	Grades				Contained Metals
		NiEq24 (%)	Ni (%)	Cu (%)	Co (%)	Nickel Equiv. (kt)	Nickel (kt)	Copper (kt)	Cobalt (kt)
Massive Sulfide Mineral Resource
Measured	10.3	3.14	2.49	0.33	0.20	325	257	34	21
Indicated	20.5	3.44	2.77	0.38	0.20	706	570	77	40
Measured + Indicated	30.9	3.34	2.68	0.36	0.20	1,031	827	111	61
Inferred	9.4	2.89	2.32	0.32	0.17	274	220	30	16
Ultramafic Mineral Resource
Measured	5.5	1.24	0.96	0.13	0.08	69	53	7	5
Indicated	10.4	1.23	0.95	0.15	0.08	128	99	15	8
Measured + Indicated	16.0	1.23	0.95	0.14	0.08	197	152	23	13
Inferred	1.9	1.05	0.83	0.12	0.06	20	15	2	1
Total Mineral Resource – Massive Sulfide plus Ultramafic
Measured	15.9	2.48	1.95	0.26	0.16	394	311	42	25
Indicated	31.0	2.69	2.16	0.30	0.16	833	668	93	49
Measured + Indicated	46.8	2.62	2.09	0.29	0.16	1,227	979	134	74
Inferred	11.3	2.59	2.08	0.28	0.15	293	235	32	17

1.	Mineral Resources are reported in Table 1.5 exclusive of Mineral Reserves. There are no Mineral Reserves to report.
2.	Mineral Resources are reported showing only the LZM-attributable tonnage portion, which is 69.713% of the total.
3.	Cut-off applies to NiEq24, which is derived using a nickel price of $9.50/lb, copper price of $4.50/lb, and cobalt price of $23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.
4.	NiEq24 formulae are:
MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497)
UMAF NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480)
5.	The point of reference for Mineral Resources is the point of feed into a concentrator.
6.	All Mineral Resources in the 2024MRU were assessed for reasonable prospects for eventual economic extraction by reporting only material above cut-off grades of:
MSSX NiEq24>0.73% and UMAF NiEq24>0.77%
7.	Totals may vary due to rounding.

1.7.6 Comparison to Previous Mineral Resource Estimates – All Mineralisation Types

The following comparison relates to the LZM-attributable component of the estimates.

Comparison of the current (December 2024) Mineral Resource estimate (detailed in Table 1.2) with the previous Mineral Resource estimate (which was effective as at 30 November 2023) shows an increase of 3.3 Mt (+7% relative) in Measured + Indicated in 2024, (Table 1.6). The additional Measured + Indicated tonnage is associated with an increase in grade (+2% relative NiEq24%), making more metal available to the mine planning process (+9% NiEq24 metal) (Table 1.7).

There is a decrease of 6.2 Mt (–35%) in the Inferred category, (Table 1.6).

Upgrade of Measured and Indicated classification is evident, with an overall total (LZM-attributable) of 46.8 Mt of Measured + Indicated reported in December 2024, versus 43.6 Mt Measured + Indicated in the previous (Nov’23) estimates (+7% relative tonnage increase).

These outcomes are the product of significant emphasis in the 2024 work on ‘tightening’ the interpretation throughout the entire project area. This tightening has been achieved through:

●	The development of a sedimentary host strata model. The host sedimentary stratigraphy comprises a reliably predictable sequence of known strata on a whole-project scale that is very well supported by the drillhole logging database. This robust strata model helps to guide and control the interpreted extent and shape of the later intrusives.

●	A full and comprehensive reinterpretation of the mineralisation in all mineralised zones.

●	Smaller subcelling along the boundaries of the mineralised units (MSSX and UMIN), forcing tighter constraint of the volumes within these domains (note: ‘UMIN’ is the domain field name in the cell model and drillhole files to denote the presence or absence of ultramafic mineralisation (which is abbreviated to ‘UMAF’ or ‘UMAF_1a’ throughout this report).

●	Reevaluation of classification considerations in light of the more robust geological and mineralogical interpretation.

Changes to the NiEq formulae and increases in the cut-off grades have slightly reduced the quantities that report through to all categories of Mineral Resource. The revised NiEq24 formulae and cut-off grades account for a loss of only 0.61% of the metal in Measured + Indicated, and 0.66% loss of NiEq24 metal overall.

Table 1.6 Kabanga Mineral Resource Estimates1 Comparison – Tonnes and Grades

Mineral Resource Classification	LZM Tonnage[2] (Mt)	Grades
		NiEq24 (%)	Ni (%)	Cu (%)	Co (%)
December 2024 – Massive Sulfide plus Ultramafic
Measured	15.9	2.48	1.95	0.26	0.16
Indicated	31.0	2.69	2.16	0.30	0.16
Measured + Indicated	46.8	2.62	2.09	0.29	0.16
Inferred	11.3	2.59	2.08	0.28	0.15
November 2023 – Massive Sulfide plus Ultramafic
Measured	14.1	2.61	2.03	0.28	0.17
Indicated	29.5	2.55	2.02	0.28	0.15
Measured + Indicated	43.6	2.57	2.02	0.28	0.16
Inferred	17.5	2.79	2.23	0.31	0.16
ABSOLUTE DIFFERENCE (Dec’24 minus Nov’23)
Measured	1.8	–0.14	–0.08	–0.02	–0.01
Indicated	1.4	0.14	0.14	0.02	0.01
Measured + Indicated	3.3	0.05	0.07	0.01	0.00
Inferred	–6.2	–0.20	–0.16	–0.03	0.00

1.	Table 1.6 reports the Mineral Resources for the combined massive sulfide and ultramafic mineralisation types.
2.	Mineral Resources are reported showing only the LZM-attributable tonnage portion, which is 69.713% of the total.
3.	Totals may vary due to rounding.

Table 1.7 Kabanga Mineral Resource Estimates1 Comparison – Contained Metals

Mineral Resource Classification	LZM Tonnage[2] (Mt)	Contained Metals
		Nickel Equiv. (kt)	Nickel (kt)	Copper (kt)	Cobalt (kt)
December 2024 – Massive Sulfide plus Ultramafic
Measured	15.9	394	311	42	25
Indicated	31.0	833	668	93	49
Measured + Indicated	46.8	1,227	979	134	74
Inferred	11.3	293	235	32	17
November 2023 – Massive Sulfide plus Ultramafic
Measured	14.1	368	286	39	24
Indicated	29.5	753	595	83	45
Measured + Indicated	43.6	1,121	881	122	69
Inferred	17.5	489	391	54	27
ABSOLUTE DIFFERENCE (Dec’24 minus Nov’23)
Measured	1.8	26	25	2	2
Indicated	1.4	81	73	10	4
Measured + Indicated	3.3	106	98	12	6
Inferred	–6.2	–196	–156	–22	–10
PERCENTAGE DIFFERENCE (Dec’24 minus Nov’23/ Nov’23)
Measured	13%	7%	9%	6%	6%
Indicated	5%	11%	12%	12%	9%
Measured + Indicated	7%	9%	11%	10%	8%
Inferred	–35%	–40%	–40%	–41%	–37%

1.	Table 1.7 reports the Mineral Resources for the combined massive sulfide and ultramafic mineralisation types.
2.	Mineral Resources are reported showing only the LZM-attributable tonnage portion, which is 69.713% of the total.
3.	Totals may vary due to rounding.

1.8 Mineral Reserves

Mineral Reserves were not estimated for the 2024MRU.

1.9 Market Studies

The metal prices used in the 2024MRU are based on an internal assessment of recent market prices, long-term forward curve prices, and consensus among analysts regarding price estimates. The prices selected are at the upper range of long-term consensus price forecasts over the last 10 years. This is an optimistic view of prices for use in the Mineral Resource cut-off grade analysis to ensure that the Mineral Resource does not exclude material that can be included in further studies for defining Mineral Reserves. Metal price assumptions used for cut-off grade determination were $9.50/lb for nickel, $4.50/lb for copper, and $23.00/lb for cobalt.

A nickel concentrate is assumed to be produced on-site, and then transported to the hydrometallurgical plant to produce final nickel, copper, and cobalt metal, with transport of final nickel, copper, and cobalt metal to Dar es Salaam, and export to markets for sale.

Markets for nickel, copper and cobalt are well established and global energy transition away from fossil fuel energy sources towards renewables and electric storage indicates that they will add to demand of these metals. The demand for these metals is expected to be robust in the long-term. No contracts or detailed marketing studies have been prepared by LZM at this time.

1.10 Environmental, Social, and Governance

LZM and TNCL are committed to responsible mining practices that protect environmental resources, promote social welfare and engagement, and ensure transparent and accountable governance.

TNCL is committed to adhering to both Tanzanian regulations and international standards and best practices. These include IFC Performance Standards, the Equator Principles and the Global Industry Standard on Tailings Management (GISTM). The Project also aims to follow the guidelines of the ANCOLD, and the International Council on Mining and Metals principles, all of which promote sustainable mining practices and responsible governance.

Regulatory approvals are required for the development of the Project and operation of the facilities. These include the Environmental and Social Impact Assessments (ESIAs) and permits for the mine and concentrator, refinery and relocation sites.

The key environmental and social licences and permits submitted for the respective projects include:

Kabanga Project

●	Special Mining Licence (SML) – granted 25 November 2021

●	EIA Certificate (EC/EIS/824) – granted June 2021

●	Permit for Construction of Aerodrome (AG.35/336/335/02) - granted July 2023

●	Ruvubu River Water Use Permit (95100766) – granted September 2024

Kahama Refinery Project

●	Refinery Licence – granted 19 March 2024

●	EIA Certificate (EC/EIA/2022/1169) – granted February 2024

Kabanga Resettlement Project

●	EIA Certificate (EC/EIA/2023/6288) for resettlement host sites – granted September 2024

1.10.1 Environmental and Social Impact Assessments, Baseline and Management Plans

TNCL has completed Environmental and Social Impact Assessments (ESIA) for the Kabanga Project, Kahama Refinery Project, and the Kabanga Resettlement Project, securing approval certificates from the National Environment Management Council (NEMC). These Environmental Impact Assessment (EIA) Certificates confirm that the ESIA meet national standards.

Optimisations and project changes, including an increase in mine production throughput from an initial 2.2 Mtpa to 3.4 Mtpa and the relocation of the RSF to Kahama, have triggered a requirement to notify the NEMC of these changes. This has necessitated amendments to the existing Environmental and Social Management Plan for the Kabanga Project and variations in the ESIA for the Kahama Refinery Project, which are currently in progress.

Efforts to upgrade these ESIAs to meet international standards are ongoing and are expected to be concluded in Q1 2025. The ESIAs provide detailed environmental and social baseline assessments that are key to understanding and assessing the project’s impacts and management of the associated risks.

The ESMPs for the Kabanga Project, Kahama Refinery Project and the Kabanga Resettlement Project are designed to manage environmental and social impacts across all the phases of project implementation. The objectives of the ESMPs include providing mitigation measures to effectively control project impacts, ensuring compliance with both national regulations and international standards, and offering a framework for monitoring environmental and social performance.

TNCL is responsible for ensuring the implementation of the ESMPs across these areas, and performance criteria are established to monitor compliance and ensure effective management of the project’s environmental and social impacts throughout its life cycle.

1.10.2 Stakeholder Engagement

A critical part of TNCL’s success is underpinned by stakeholder engagement. The ESIA and the Resettlement Action Plan (RAP) considered key stakeholders and associated stakeholder engagement, focusing on concerns related to land use, traffic safety, environmental impacts and socio-economic development. The project aims to build trust and promote sustainable development through transparent communication and active stakeholder involvement.

1.10.3 Land Access and Resettlement

TNCL must acquire 4,179 ha of land within SML, the Resettlement Action Plan (RAP) has been implemented to manage land acquisition and resettlement from the Kabanga site. The RAP addresses the socio-economic impact on the project-affected households (PAH) and is informed by the Kabanga Relocation Host Site ESIA, which focuses on the seven host sites where physically displaced households (PDHs) will be relocated to. The resettlement process is aligned with both national and international standards.

The Project’s Area of Influence, as outlined in the Relocation Host Site ESIA, extends beyond the immediate footprint, including the surrounding communities, transportation and the Kahama refinery operations. Communities around the Kabanga site primarily depend on subsistence farming and small-scale businesses.

As part of the RAP, a total of 349 households will be physically displaced, while 990 households will be economically displaced. The resettlement process for the Kabanga Project commenced in early 2022, with a moratorium on new construction declared in July 2022. The RAP was originally prepared in 2013 under a previous joint venture but was paused in 2014. TNCL resumed the RAP in August 2022, reactivating the RAP. The level 1 RAP was completed in August 2023. This foundational plan outlines the resettlement framework, compensation strategies and stakeholder engagement processes, ensuring compliance with Tanzanian regulations. The plan was updated in July 2024, better aligning with international standards, particularly the IFC Performance Standards. TNCL is currently updating the RAP for additional studies, technical aspects and with the aim of further meeting international best practices.

The primary goal of the RAP is to restore and, where possible, enhance the quality of life for PAH, ensuring that livelihoods are improved to at least pre-displacement levels. Key elements include minimising physical and economic displacement, ensuring fair and timely compensation, improving socio-economic conditions and providing targeted support to vulnerable populations.

1.10.4 Mine and Facility Closure

TNCL’s closure strategy is aligned with the Tanzanian legislation governing environmental management, mining, water, land use and societal considerations. To ensure that all the closure activities meet the legal obligations addressing environmental rehabilitation, financial provisioning and stakeholder engagement.

The Mine and Facility Closure Plan will comply with globally recognised standards, including the IFC Environmental, Health and Safety (EHS) Guidelines, the International Council on Mining and Metals (ICMM) Closure Framework, and the Global Industry Standard on Tailings Management (GISTM).

TNCL will follow global best practices when carrying out mine closure activities for the project, with a particular focus on responsible and sustainable tailings management and closure.

1.11 Interpretation and Conclusions

The Mineral Resource estimates are based on resource modelling completed by OreWin in 2024. The 2024MRU QP has prepared the updated modelling and reviewed supplied data and considers the estimates to be acceptable.

Mineral Resource estimates in the 2024MRU are reported in accordance with subpart 1300 of US Regulation S-K subpart 1300 rules for Property Disclosures for Mining Registrants (S-K 1300).

The 2024MRU Mineral Resource estimates were shown to meet reasonable prospects for eventual economic extraction through an Initial Assessment analysis. A cash flow analysis was not performed for the Project. The Initial Assessment has been prepared to demonstrate reasonable prospects of economic extraction, not the economic viability of the Mineral Resource estimates. The Initial Assessment is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorised as Mineral Reserves, and there is no certainty that this economic assessment will be realised.

1.12 Recommendations

Key recommendations from the 2024MRU are:

●	Continue the ongoing technical and commercial studies.

●	Continue studies for the Project development.

●	Continue to update and evaluate the Mineral Resources as additional information becomes available.

●	Test for further extensions of mineralisation, such as at Safari Link, and develop a regional exploration programme to test other identified geophysical anomalies, such as Rubona Hill.

●	Continue to review further opportunities for resource addition.

●	Continue with the uplift of all Environmental and Social Impact Assessments to international standards.

●	Continue engagement with the local communities and other local stakeholders.

-	Continue with the resettlement activities.

2 INTRODUCTION

The Kabanga 2024 Mineral Resource Update Technical Report Summary (2024MRU) has been prepared in accordance with the U.S. Securities and Exchange Commission (US SEC) Regulation S-K subpart 1300 rules for Property Disclosures for Mining Registrants (S-K 1300) for Lifezone Metals Ltd (LZM) on the Kabanga nickel project (the Project) located in the Ngara district of north-west Tanzania. The majority owner of the Project, Kabanga Nickel Ltd (KNL), is the primary source of information contained within this Technical Report Summary (TRS).

KNL has advised that the book value of the property and its associated plant and equipment at KNL group level as of October 2024 is $113.6M.

2.1 Ownership History

The Project has undergone several phases of exploration and assessment since the 1970s.

The first drilling programme was undertaken by the United Nations Development Programme (UNDP) between 1976 and 1979. This programme targeted ultramafic bodies throughout the region (Burundi and Tanzania) and comprised some 20,068 m of drilling in 61 drillholes.

After the UNDP programme, there was a 10-year hiatus in which a government policy did not allow exploration by foreign companies.

In 1988, Sutton Resources Ltd (Sutton) entered into negotiations with the Government and in 1990 Kabanga Nickel Company Limited (KNCL), and Kagera Mining Company Limited (Kagera Mining) were formed, with exploration resuming later that same year.

Sutton, in joint venture (JV) with BHP Billiton PLC (BHP), explored the property between 1991 and 1995. BHP subsequently withdrew from the JV in 1995, and in July 1997, Anglo signed a JV agreement with Sutton. Between 1997 and 1999, a pre-feasibility study was completed.

In 1999, Barrick Gold Corporation (Barrick) purchased Sutton thereby acquiring Kabanga Nickel Company Limited and Kagera Mining, and becoming, through two wholly owned subsidiaries, a JV partner with Anglo.

After the withdrawal of Anglo from the Project in 2000, Barrick went on to complete the first scoping study on the Project in 2003, and then entered a JV agreement with Glencore, which produced an updated scoping study in November 2006. This updated scoping study was followed by a pre-feasibility study in 2008, and an unpublished draft feasibility study in 2014.

After 2015 the project was put on care and maintenance, and Barrick prepared a number of studies of the Project in the intervening period.

KNL acquired the site in 2019 and has re-initiated drilling at the Project.

2.2 Terms of Reference

The 2024MRU is a Technical Report Summary (TRS) on the updated Mineral Resource estimates for the Project, prepared for LZM by the 2024MRU Qualified Persons (QP) as part of the Project development strategy. The TRS is based on resource modelling work completed by OreWin as well as any information and data supplied to the QP by LZM and KNL and other parties, where necessary. Any individual or entity referenced as having completed work relevant to the 2024MRU, but not identified therein as a QP, does not constitute a QP. The 2024MRU QPs have reviewed the supplied data and information and consider it to be reasonable and suitable for use in the 2024MRU.

Information and data supplied by LZM and KNL that were outside the areas of expertise of the QP and was relied upon when forming the findings, and conclusions of this report are detailed in Section 25.

The QPs have used their experience and industry expertise to produce the estimates and approximations in the 2024MRU. It should be noted that all estimates and approximations contained in the 2024MRU will be prone to fluctuations with time and changing industry circumstances.

The purpose of the 2024MRU is to report updated Mineral Resource estimates for the Project. This 2024MRU report provides details on the development of the updated Mineral Resource estimates as well as a preliminary technical and economic study of the economic potential of the Kabanga mineralisation to support the disclosure of Mineral Resource estimates that represents forward-looking information. The forward-looking information includes metal price assumptions, cash flow forecasts, projected capital and operating costs, metal recoveries, mine life and production rates, and other assumptions used in the 2024MRU. Readers are cautioned that actual results may vary from those presented. The factors and assumptions used to develop the forward-looking information, and the risks that could cause the actual results to differ materially are presented in the body of this report under each relevant section.

The conclusions and estimates stated in the 2024MRU are to the accuracy stated in the 2024MRU only and rely on assumptions stated in the 2024MRU. The results of further work may indicate that the conclusions, estimates, and assumptions in the 2024MRU need to be revised or reviewed.

The 2024MRU should be construed in light of the methods, procedures, and techniques used to prepare the 2024MRU. Sections or parts of the 2024MRU should not be read in isolation from or removed from their original context.

The 2024MRU is intended to be used by LZM. The QP consents to the filing of the 2024MRU with US SEC. Except for the purposes legislated, any other use of this report by any third party is at that party’s sole risk.

2.3 Qualified Persons

The following persons served as the QPs as defined in subpart 1300 of US Regulation S-K Mining Property Disclosure Rules (S-K 1300):

●	Sharron Sylvester, BSc (Geol), RPGeo AIG (10125), employed by OreWin Pty Ltd as Technical Director – Geology, was responsible for the preparation of the Mineral Resources, Sections 1 to 3; Sections 6 to 9; Section 11; and Sections 22 to 25.

●	Bernard Peters, BEng (Mining), FAusIMM (201743), employed by OreWin Pty Ltd as Technical Director – Mining, was responsible for the preparation of the 2024 Mineral Resource Technical Report Summary Sections 1 to 5; Section 10; Section 11.7, and Sections 12 to 25.

2.4 Qualified Persons Property Inspection

The QPs, Sharron Sylvester and Bernard Peters, visited the Project on 20–21 October 2022 and again on 27–30 October 2023. Sharron also visited site between 21–30 March 2023. The site visits included briefings from KNL exploration and corporate personnel, and site inspections of the drill rigs, proposed mine, and plant and infrastructure locations at the Project.

Sharron Sylvester visited the SGS assay laboratories at Mwanza in Tanzania and had discussions with the SGS management and inspected the facilities.

All aspects that could materially impact the integrity of the data informing the Mineral Resource estimates (core logging, sampling, analytical results, and database management) were reviewed with LZM staff. The QPs met with KNL staff to ascertain exploration and production procedures and protocols. The QPs observed core from diamond drillholes and confirmed that the logging information accurately reflects actual core. The lithology contacts checked by the QPs matched the information reported in the core logs.

2.5 Units and Currency

This TRS uses metric measurements except where otherwise noted.

The currency used in this TRS is US dollars (US$), unless otherwise stated.

2.6 Effective Dates

The report has several effective dates, as follows:

●	Effective Date of Technical Report:	4 December 2024

●	Effective Date of Mineral Resources:	4 December 2024

●	Effective Date of Drilling Database:	4 June 2024

3 PROPERTY DESCRIPTION

3.1 Location

The Kabanga nickel deposit is located in the Ngara District of Tanzania, 44 km south of the town of Ngara, south-east of the nearest town of Bugarama, and close to the border with Burundi. The project is spread over two locations. The mine and concentrator will be located at Kabanga, and the refinery will be located at Kahama. Figure 3.1 shows the proposed Kabanga mine and Kahama refinery locations in Tanzania, together referred to as the Kabanga project. Figure 3.2 shows the proposed mine site, nearby villages, and the Burundi border. The exploration camp at Kabanga is located at 02°53.161’S and 30°33.626’E.

The Ngara District is one of the eight districts of the Kagera Region of Tanzania. It is bordered to the north by Karagwe District, to the east by Biharamulo District, to the south by the Kigoma Region, to the north-east by Muleba District, and to the west by the countries of Rwanda and Burundi. Lake Victoria is approximately 130 km north-east of the proposed mine site.

The proposed mine site is accessible by road connecting to the National Route B3 at Nyakahura (Mzani). Three potential access routes have been identified: northern, central, and southern, with the southern route currently preferred due to its shorter distance (approximately 80 km to Mzani) and being considered to have the lowest environmental and social impact. The southern route is presently a dirt road, prone, in at least two places, to rutting in the rainy season and occasional flooding.

There is a railway from Dar es Salaam to Isaka that is currently being upgraded to standard gauge rail. Isaka is approximately 30 km from the proposed refinery location at Kahama. Dar es Salaam has port facilities for shipping products for sale and equipment and materials to be imported. The nearest air strip to the proposed mine site is at Ngara. Commercial flights are available at Mwanza, which is eight hours’ drive from Kabanga.

Power to the proposed mine site is available from a 33 kV overhead line erected and commissioned by Tanzania Electric Supply Company Limited (TANESCO). TANESCO and MineCo are in the process of negotiating the installation of a 220 kV overhead line for the proposed mine site.

There are 15 villages adjacent to the proposed mine site that have at least one primary school. All wards have secondary schools, and most villages and wards have health facilities. Labour from the local area and from within Tanzania could be supplemented with expatriate labour in compliance with Tanzanian legislation and regulations.

The exploration camp comprises buildings for administration and security, geology and technical services, community relations, canteen, clinic, workshops, staff housing, and dedicated spaces for sample and core storage (located both within the confines of the camp and one large overflow area to the north-west of the camp). A number of the buildings have recently been refurbished and upgraded at the site, and it is suitable for the exploration phase of the proposed mine site.

Figure 3.1 Kabanga and Kahama Site Locations

KNL envisages that the mining element of the Kabanga project will comprise an underground mine, and concentrator, including supporting infrastructure; all of which will be within the SML.

The Project also incorporates a refinery to be located in Kahama. A Refinery Licence (RFL) has been issued to RefineCo, which confers the right to refine nickel, copper and cobalt products in the Kahama District, Shinyanga Region. See Section 3.6 below for more information relating to the proposed refinery and RFL.

The proposed refinery will utilise the hydrometallurgical processing technology that has been developed by Lifezone Limited, based on Lifezone Limited’s proprietary processing know-how and expertise. The hydrometallurgical technology will be applied to refine a nickel sulfide concentrate originating from the proposed Kabanga nickel deposit into saleable nickel, cobalt and copper refined products. The hydrometallurgical technology will be licenced by Lifezone Limited to KNL, pursuant to a Development, Licensing and Services Agreement (DLSA) between Lifezone Limited and KNL. Further detail on the DLSA is provided in Section 3.9 below.

Under the DLSA, Lifezone Limited agreed to: (i) develop the proposed refinery that will utilise Lifezone Limited’s hydrometallurgical technology; (ii) once developed, licence that technology to KNL for use by or on behalf of KNL initially in connection with a feasibility study and thereafter in connection with the Project; and (iii) provide a variety of related services. Unless terminated earlier, the DLSA will remain in force until completion of the Kabanga project and any related project, following which it shall automatically expire.

Figure 3.2 Mine Site Local Area Plan

3.2 Ownership

The Kabanga project is 84% owned and operated by KNL, with the remaining 16% held by the Government of Tanzania (GoT) under the terms of a Framework Agreement.

The Project has undergone several phases of exploration and assessment since the 1970s.

The first drilling programme was undertaken by the United Nations Development Programme (UNDP) between 1976 and 1979. This programme targeted ultramafic bodies throughout the region (Burundi and Tanzania) and comprised some 20,068 m of drilling in 61 drillholes.

After the UNDP programme, there was a 10-year hiatus in which a government policy did not allow exploration by foreign companies.

In 1988, Sutton Resources Ltd (Sutton) entered into negotiations with the GoT and in 1990 Kabanga Nickel Company Limited (KNCL), and Kagera Mining Company Limited (Kagera Mining) were formed, with exploration resuming later that same year.

Sutton, in a joint venture (JV) with BHP, explored the property between 1991 and 1995. BHP subsequently withdrew from the JV in 1995, and in July 1997, Anglo American plc (Anglo) signed a JV agreement with Sutton. Between 1997 and 1999, a pre-feasibility study was completed.

In 1999, Barrick Gold Corporation (Barrick) purchased Sutton thereby acquiring KNCL and Kagera Mining, and becoming, through two wholly owned subsidiaries, a JV partner with Anglo.

After the withdrawal of Anglo from the Kabanga nickel project in 2000, Barrick went on to complete the first scoping study on the Kabanga nickel project in 2003, and then entered a JV agreement with Glencore, which produced an updated scoping study in November 2006. This updated scoping study was followed by a pre-feasibility study in 2008, and an unpublished draft feasibility study in 2014.

After 2015, the Project was put on care and maintenance, and Barrick prepared a number of studies in the intervening period.

KNL was incorporated on 8 February 2019 and was formerly known as LZ Nickel Limited. LZ Nickel Limited changed its name to Kabanga Nickel Limited on 20 January 2021.

KNL signed a share purchase agreement with Barrick and Glencore in 2019 to acquire all historical data relating to the Kabanga project in 2019 and re-initiated drilling at the Project and has spent approximately 18 months undertaking a Definitive Feasibility Study (DFS) for the Project, which now incorporates the proposed refinery at Kahama.

KNL is jointly owned by Lifezone Metals Ltd. (LZM) (83.0%) through its 100% owned subsidiary, Lifezone Limited, with the remaining 17.0% directly owned by BHPB. For Mineral Resource reporting, the LZM direct ownership share is 69.713% of the in situ mineralisation after excluding the shares of the GoT and the direct BHPB ownership.

In the current group structure shown in Figure 3.3, KNL and the Tanzania Treasury Registrar own 84% and 16% respectively in MineCo, which in turn owns 100% of RefineCo.

Meetings and discussions between KNL and the GoT have been ongoing since Q2’24 to effectuate a restructuring MineCo and RefineCo as side-by-side entities.

Figure 3.3 Current Lifezone and Kabanga Nickel Group Structure

3.2.1 Introduction

In Tanzania, mineral rights are held in the form of prospecting licences, special mining licences, mining licences and primary mining licences. There are several types of prospecting licences and mining licences, depending on the nature of the minerals being mined and the size of the mine. A SML is the type of licence required for large scale mining operations (‘large-scale’ being defined as those projects requiring a capital investment not less than $100 million), therefore this is the type of licence required for the Project.

Associated with each SML is an Investor-State Framework Agreement between the holder of the SML and the GoT. This Framework Agreement includes clauses on the conduct of mining operations, the grant of the GoT free carried interest and State participation in mining, and the financing of any mining operations.

Mining legislation requires observance of environmental legislation. SMLs cannot be granted without an environmental impact assessment (EIA) certificate being in place. After a SML application is approved, several secondary permits are required for activities that could impact on people and the environment.

Under modern Tanzanian legislation, mineral rights do not confer surface rights. Surface rights were strengthened with the passing of the Land Act 1999, and the Village Act 1999 [Revised in 2019], and application of these acts to the mining sector was enhanced by the Mining Act [Cap 123 R.E. 2019] (the Act).

3.2.2 Primary Mining Sector Legislation

Mining legislation in Tanzania has changed considerably in recent times. A period of nationalisation initiated in the 1960s was followed by a period of liberalisation in the 1990s. In the last two decades, there has been ongoing strengthening of the role of State actors in governing investments in the mining sector. Recent changes to legislation provide for State partnerships with investors and measures to maximise the socio-economic benefits of mining for Tanzania, (Pederson et al, 2016, and Jacob et al, 2016). The Framework Agreement described above is a product of these more recent changes.

The Act introduced provisions to meet the following objectives:

●	Increased integration of the mining sector with other sectors of the economy.

●	Increased contribution of the mining sector to the gross domestic product.

●	Increased revenue paid to the GoT by the mining companies.

●	Increased GoT capacity to effectively administer and regulate the sector.

Further changes to the legal regime governing the mining sector have been made recently to facilitate achievement of these objectives through the enactment of the following laws:

●	The Tanzania Extractive Industries (Transparency and Accountability) Act 2015 (TEITA Act).

●	The Natural Wealth and Resources (Permanent Sovereignty) Act 2017 (Permanent Sovereignty Act).

●	The Natural Wealth and Resources Contracts (Review and Re-negotiation of Unconscionable Terms) Act 2017 (Unconscionable Terms Act).

●	The Written Laws (Miscellaneous Amendments) Act 2017 (Miscellaneous Amendments Act).

●	The Mining (Local Content) Regulations 2018.

●	The Mining (State Participation) Regulations 2022.

●	The Mining (Corporate Social Responsibility) Regulations 2023

Various new regulations were created under the Mining Act 2010 (Revised Edition of 2019) between 2018 and 2024. Changes introduced by the abovementioned acts and the regulations are discussed in the following sections.

3.2.3 Environmental and Social Legislation and Land Legislation

3.2.3.1 Requirements in the Act and Subordinate Legislation

The Act requires that applications for SMLs shall identify the relevant prospecting licence and provide a full description of the land within the prospecting area for which the SML is sought and a plan of the proposed mining area drawn in the manner and showing particulars as the Tanzania Mining Commission (Commission) may reasonably require, and are accompanied by:

●	A statement of the period for which the licence is sought.

●	A comprehensive statement by the applicant, so far as he knows, of the mineral deposits in the proposed area and details of all known minerals proved, estimated or inferred, ore reserve and mining conditions.

●	The proposed programme for mining operations, including a forecast of capital investment, the estimated recovery rate of ore and mineral products and the proposed treatment and disposal of ore and minerals recovered.

●	An EIA certificate issued in terms of the Environmental Management Act 2004.

●	A proposed plan for resettlement and compensation of people within the mining areas in accordance with the Land Act R.E. 2019.

●	Details of expected infrastructure requirements.

●	A statement of integrity pledge in a prescribed form.

●	A plan for procurement plan of goods and services in Tanzania.

●	A plan for employment and training of citizens of Tanzania, coupled with a succession plan for expatriate employees, if any as may be required by the Employment and Labour Relations Act [ Cap 366 R.E 2019], The Mining (Local Content Regulations) 2018.

●	Such other information as the Minister may reasonably require for the disposal of the application.

An EIA process must be followed to obtain the EIA certificate as outlined in the following section on environmental management legislation.

Surface rights and resettlement are covered in Sections 95 to 97 of the Act. From these sections of the Act, mineral rights clearly do not confer surface rights. Restrictions applicable to both mineral rights and surface rights holders are explained as follows:

●	Holders of mineral rights (mining licence holders) must get permission from landowners, and land users to undertake activities on surface. Consultation with the relevant local government authority, including the village council is required, and thereafter, the written consent of the lawful occupier, must be obtained.

●	In a mining licence area, lawful occupiers of land must get consent to erect structures in the area from the mining licence holder. The consent cannot be withheld unreasonably.

●	Where mining development necessitates displacement of occupiers of land, a resettlement and compensation plan must be developed and implemented. The plan must observe procedures defined under the Land Act and Village Act, including procedures for determining fair and reasonable compensation.

The Act requires that each mine has an environmental management plan (EMP), and a mine closure plan, and that mineral wastes are managed as provided for in the EMP and relevant regulations. It also requires that the abovementioned plans and licence conditions are implemented. Furthermore, it provides for posting of a rehabilitation bond to finance the costs of rehabilitating and making safe the mining area on termination of mining operations if the holder of the SML fails to meet obligations.

The Mining (Safety, Occupational Health, and Environmental Protection) Regulations 2010 (Mining Regulations 2010) require mine closure plans to be submitted by applicants for a SML, and for posting of adequate financial assurance for mine closure by holders of SML. Closure-related topics in the regulations include:

●	Land productivity (Regulation 198).

●	Physical stability (Regulation 199).

●	National heritage (Regulation 200).

●	Reclamation of mine facilities (Regulations 201 and 204).

●	Monitoring (Regulation 205), mine closure plan (Regulation 206).

●	Posting of a rehabilitation bond (Regulation 207).

The mine closure plan must be updated regularly, and must also be reviewed, deliberated, and approved by the National Mine Closure Committee. This committee is convened by the Ministry of Mines. It must include representatives of ministries responsible for the management of the environment, land use and natural resources. It must also include regional and district authorities.

Rehabilitation bonds can be in the form of an escrow account, capital bond, insurance guarantee bond, or bank guarantee bond. The bond will be coupled with an agreement between the mining licence holder and the GoT.

3.2.3.2 Legislation Relevant to Surface Rights and Resettlement

Surface rights and resettlement are addressed in Sections 95 to 97 of the Act.

The Act has two provisions for compensation of surface land rights holders:

●	Entitlement to compensation for disturbance or damage during operations (Section 96), and

●	If compulsory acquisition of land becomes necessary, mining companies are required to ensure smooth implementation of a plan on compensation, relocation, and resettlement of the owners or occupiers of the land before commencement of any mining operations (Section 97).

The Act is specific on compensation for compulsory land acquisition and requires this to be settled under guidance from the Land Act, and the Village Land Act (Jacob et al, 2016).

3.2.3.3 Environmental Management Legislation

The regulatory authority responsible for environmental management in Tanzania is the National Environment Management Council (NEMC), which falls under the jurisdiction of the Vice President’s Office. The Environmental Management Act 2004 covers EIA requirements for new developments, environmental management, pollution prevention and control, waste management, environmental quality standards, and public participation in environmental decision making. This includes both the proposed mine and refinery.

The Environmental Management Act requires an applicant for mineral rights to undertake an EIA to inform the decision on approval of their project. The supporting EIA and the Environmental Management (Environmental Impact Assessment and Audit) Regulations 2005 elaborate on EIA procedure to the followed, the form and content of EIA reports, the review process, decision making processes, and appeals. An activity listed in the first schedule of the EIA and Audit Regulations 2005 cannot proceed without first obtaining the necessary licence from the relevant licensing authority (line ministry, which is the Commission in the case of the mining industry). The licensing authority cannot issue a licence without having first received an EIA certificate from the NEMC. The environmental audit must be done annually after the EIA certificate is issued and the audit report is submitted to the NEMC.

Safe decommissioning, site rehabilitation, and ecosystem restoration before closure of an operation and environmental performance bonds are provided for in Section 102 of the Environmental Management Act 2004. There is also the Environmental Management (Environmental Performance Bond) GN No. 369 of 2024 which applies to mining projects. This requires submission of a decommissioning plan which includes costs estimates of the environmental performance bond to be deposited. The bond must be deposited with the Director of Environment within 30 days of the receipt of notice to deposit the bond. In practice this bond may be required to be held in a joint account.

3.3 Framework Agreement Summary

A Framework Agreement was signed on 19 January 2021 between the GoT and KNL (formerly, LZ Nickel Limited) for development and operation of the Kabanga project, a mining, processing, and refining operation that will produce nickel, cobalt, and copper refined metals in Tanzania.

The Framework Agreement is focussed on an equitable economic benefits sharing principle (EBSP) between KNL and the GoT outlined in Article 3 of that agreement. It also recognises the formation of a resident project company, which is TNCL, owned 84% by KNL and 16% by the GoT. Currently MineCo holds a SML over the proposed mine site and RefineCo holds a RFL over the proposed refinery site and both entities will be considered resident project companies governed by individual shareholders’ agreements.

The key principles of the Framework Agreement are intended to underline and guide the development of the Kabanga project for the mutual benefit of the Parties. The key principles include:

●	The application of the EBSP over the life of the Kabanga project plans of the mine and refinery, referred to in the Framework Agreement as the Multipurpose Mineral Processing Facility (MMPF).

●	Having a JFM to guide the management and operations of MineCo and RefineCo.

●	Jointly managing the resident project companies pursuant to the current shareholders’ agreement for MineCo (and a new shareholders’ agreement for RefineCo as part of the reorganisation).

●	Agreeing on the fiscal assumptions underlying the EBSP.

●	Establishing minerals beneficiation facilities at Kahama township in Shinyanga Region in Tanzania.

The Parties agree equitably to share the economic benefits derived from the Kabanga project in accordance with the JFM.

The Framework Agreement provides that KNL shall receive its 84% share of the economic benefits through payment of dividends and proportionate returns of capital to shareholders of the resident project companies. The Framework Agreement provides that the GoT of Tanzania will receive its share of the economic benefits through the payment by the resident project companies of taxes, royalties, fees and other fiscal levies through the GoT’s 16% free carried interest in the resident project companies. The Framework Agreement is governed by the laws of Tanzania and any dispute may be referred to conciliation in accordance with the UNCITRAL Conciliation Rules and, failing which, arbitration in accordance with the UNCITRAL Arbitration Rules.

As is required under the Miscellaneous Amendments Act 2017, which amends the Act, the Framework Agreement:

●	Provides for the GoT to have a 16% non-dilutable, free-carried share interest in the capital the resident project companies (with the remaining interest being held by KNL).

●	Includes royalties on the gross value of minerals to be paid at a rate of 6% by MineCo, where ‘gross value’ means the market value of minerals determined through valuation as defined in the Miscellaneous Amendments Act 2017. The GoT can reject the valuation if it is low due to market volatility and can buy the minerals at the low value ascertained.

●	Requires beneficiation of mineral products of operations in country.

●	Includes requirements to procure goods and services locally.

In addition to royalties, the Framework Agreement elaborates on other taxes, fiscal levies, duties and royalties that will apply as outlined in Section 26.1.2. Other fiscal mechanisms include:

●	Indefinite carry-forward of losses but with the ability to offset against taxable income in any given tax year subject to a cap of 70% of the taxable income in a given tax year.

●	Application of straight-line pooled asset depreciation at a rate of 20% per annum.

●	The ability for KNL to lend funding to resident project companies through shareholder loans.

The purpose of the MPPF is stated as ‘processing, smelting and refining of nickel and other mineral concentrates’, albeit that it should be noted that no smelting is envisaged for the Kabanga project as all metal extraction will utilise a hydrometallurgical process.

MineCo will manage the operations of the mine and RefineCo for the MMPF. The GoT will assist the resident project companies in acquiring suitable land for the construction of the MMPF within the vicinity of Kahama township. KNL is required to oversee the construction of the MMPF at Kahama, and to prepare the requisite reports on Kabanga, including feasibility studies for the mine and the MMPF, and the corresponding EIAs required by law.

The Framework Agreement states that upon granting of the SML, the resident project companies will begin the process of identifying a physical location for the MMPF with the Kahama region being the initial priority location to assess given the beneficial infrastructure advantages. Upon confirmation of site identification, RefineCo may submit an application for a RFL for the MMPF.

The Framework Agreement requires that the management of resident project companies operations are carried out in Tanzania, with a focus on engaging local talent to maximise employment of Tanzanians, including: preference for Tanzanian nationals to be appointed to management positions within the resident project companies, and implementing a local procurement plan that emphasises spending in Tanzania, except where goods or supplies are not available in Tanzania (or on commercially viable or competitive terms in Tanzania) or supplies are permitted to be procured from sources outside Tanzania as provided for under relevant laws.

The Framework Agreement contains a number of schedules. These schedules provide a process for the establishment of the various legal entities, shareholder agreements, and importantly a series of timebound undertakings to facilitate the development of the Kabanga Project.

3.4 Economic Benefits Sharing Principle

The EBSP underpins the philosophy of the Framework Agreement and will be defined in and governed by the JFM on a going-forward basis, which is currently in draft form between KNL and the GoT. The overarching principle of the EBSP is that over the life of the Kabanga Project, KNL and the GoT equitably share in the economic benefits derived from the Kabanga Project over the life of the project, on an undiscounted basis. The GoT’s source of income is derived from taxes, royalties, duties, levies and dividends from its 16% interest in the resident project companies. KNL’s source of income is derived from its 84% interest in the resident project companies.

As permitted in the Framework Agreement, shareholder loans will be issued by KNL to MineCo and RefineCo individually, to fund the respective development capital requirements of the Kabanga Project. Shareholder loans will be paid back across different time horizons depending on the individual free cash flow generation profiles of both entities. As part of the Framework Agreement, the GoT will not provide any capital expenditure for the 16% equity in the Kabanga project it currently owns. It is assumed that full repayment of investment capital via shareholder loans from KNL will occur ahead of distribution of profits to both shareholders. KNL has an existing shareholder loan in place with MineCo that is registered with the Bank of Tanzania. The registered shareholder loan carries an interest rate of 0% which does not qualify as “debt” under thin capitalisation rules stipulated in the Tanzania Income Tax Act, Cap.332, nor requires the issuance of loan notes to the GoT representing its 16% shareholding in the Kabanga project.

It is anticipated that when the first shareholder loan (either to MineCo or RefineCo) has been repaid in full, dividends can be distributed by that entity to its shareholders e.g. MineCo pays Dividends to KNL and the GoT. This also triggers commencement of the “True Up” adjustment. If dividends are paid in a particular year, then an assessment is made to determine the True Up amount, and the payee/payor, to ensure the parties share economic benefits as agreed in the JFM. The True Up shall be calculated on an annual basis. Despite the True Up adjustment starting when the first shareholder loan is fully repaid, it will be calculated on a consolidated basis and will consider income received by both parties from MineCo and RefineCo. The True Up is expected to serve as a fiscal stabiliser for shareholders to ensure economic benefits are shared equitably between the GoT and KNL over the life of the Kabanga project.

During the period where SHLs are being repaid and no dividends are distributed to shareholders, the GoT will still receive economic benefits through income from various sources, including:

●	Corporate Income Tax (when applicable)

●	Withholding Tax

●	Duties and Taxes on Imports such as Import Duty, Import Value-Added Tax, Rail Development Levy etc.

●	Mineral Licences Rent

●	Mineral Royalties

●	Levies such as Skills & Development Levy, City Service Levy, Fuel Levy and Petroleum Levy

3.5 Special Mining Licence

Following the signing of the Framework Agreement on 19 January 2021, on 25 October 2021 the GoT granted a SML with number SML 651 / 2021 to MineCo for the Kabanga project, to conduct mining operations in the Ngara District, Kagera Region, QDS 29/3, 29W/4. The SML is currently in force as of the date of this report.

The SML confers to MineCo the exclusive right to search for, mine, dig, mill, process, refine, transport, use, and/or market nickel or other minerals found to occur in association with that mineral, in and vertically under the SML area, and execute such other works as are necessary for that purpose.

The SML shall remain valid for a period of the esteemed life of the ore body indicated in the feasibility study report or such period as the applicant may request unless it is cancelled, suspended, or surrendered in accordance with the law.

The SML requires MineCo to strictly observe the mining laws, in particular but not limited to, the recognition that all mineral data and exploration information over the licence area is the property of the United Republic of Tanzania and must be submitted to the Geological Survey of Tanzania in accordance with the Act.

Conditions of the SML include:

●	Submission of a Feasibility Study to the Commission.

●	An update of the proposed plan for compensation, relocation and resettlement and submission to the Commission.

●	Take all the measures necessary to avert occurrence of accidents whether accidental or premeditated and to observe and satisfy safety conditions stipulated under the Occupational Health and Safety Act 2003.

●	Ensure that management of production, transportation, storage, treatment and disposal of waste arising out of mining operations is carried out in accordance with safeguards prescribed by the Environmental Management Act 2004.

●	Ensure regular environmental audit, monitoring and evaluation are carried out to avert environmental spoil, degradation and hazardous substances which may be harmful to human being and or environment.

●	Develop and adopt mine closure and rehabilitation plans of the area where mining operations are carried out.

●	An update of the EMP and submission to the Commission.

●	Preparation of an annual social responsibility plan agreed by the relevant government authorities.

●	The commencement of mining activities within 18 months from 25 October 2021, or such further period as determined by the Commission on the basis of plans, general designs for the mine, and related facilities as well as other ancillary operations consistent with the approved mining plan. Under the local definition of mining activities, this has been satisfied.

●	An undertaking by the MineCo to beneficiate in-country.

●	MineCo complying with Tanzanian regulations relating to mining operations, financing arrangements and local content.

●	MineCo complying with the Statement of Integrity Pledge in accordance with Part VIII of the Act and the Mining (Integrity Pledge) Regulations, 2018.

With the grant of the SML, MineCo agreed to become a strategic partner to the GoT, which shall have not less than 16% of the capital of the entity established, to carry out mining activities over the licence area in the form of non-dilutable free-carried interest in accordance with the Act, and subject to the provisions of the Act and of the regulations made thereunder now in force, or which may come into force during the continuance of this licence, or any renewal thereof.

The SML at Kabanga is within the geographical district of Ngara in the Kagera region (QDS 29/ 3, 29W/ 4), defined by the vertex’s coordinates shown in Table 3.1 with an approximate area of 201.85 km2.

A map of the property showing SML 651 / 2021 is provided in Figure 3.4.

Figure 3.4 Location of the Proposed Mine Site showing SML 651 / 2021

Table 3.1 Special Mining Licence SML 651 / 2021 Corner Coordinates (ARC1960 UTM36S)

Corner	Easting	Northing
1	820,479.46	307,614.41
2	822,493.40	307,614.41
3	824,227.54	303,344.85
4	822,722.64	308,473.72
5	824,648.48	310,154.79
6	824,024.83	311,370.98
7	824,093.45	319,652.55
8	825,926.36	319,652.55
9	825,926.36	326,347.93
10	822,580.62	326,347.93
11	822,129.58	325,703.69
12	821,740.43	325,305.47
13	821,436.33	325,381.82
14	821,165.11	324,983.86
15	820,888.00	324,658.74
16	820,597.63	324,658.74
17	820,346.90	324,494.31
18	820,183.16	323,823.14
19	819,935.68	323,476.32
20	819,695.99	323,191.23
21	819,393.90	322,890.61
22	819,129.59	322,562.80
23	818,955.88	322,562.80
24	818,702.34	322,949.30
25	818,484.29	322,233.52
26	818,162.00	321,963.43
27	817,929.71	321,578.44
28	817,729.18	321,578.44
29	817,289.74	321,092.67
30	817,119.26	320,731.23
31	816,730.13	320,022.85
32	816,357.78	319,715.45
33	815,968.64	319,522.13
34	815,713.53	319,287.75
35	815,402.04	319,054.53
36	815,201.51	318,695.32
37	814,834.14	318,425.87
38	814,527.98	318,126.71
39	814,295.70	317,822.27
40	814,102.91	317,442.78
41	813,752.87	317,156.19
42	813,424.78	316,869.60
43	813,178.57	316,588.05
44	813,010.44	316,588.05
45	812,773.82	316,154.92
46	812,524.45	315,720.85
47	812,256.48	315,291.89
48	812,105.39	315,025.81
49	811,992.64	314,813.55
50	811,820.46	314,560.63
51	811,590.58	314,276.23
52	811,494.62	314,189.36

3.6 The Refinery and the Refining Licence

On 19 March 2024, the GoT granted an RFL, No. RFL 006 / 2024, to RefineCo to conduct refining operations in the Kahama District, Shinyanga Region, QDS 63 / 3. The RFL is currently in force as of the date of this report.

The refinery site in Kahama is expected to be located within a Special Economic Zone (SEZ) gazetted over the Buzwagi Mining Area. On 19 March 2024, the GoT granted an RFL, No. RFL 006 / 2024, to RefineCo to conduct refining operations in the Kahama District, Shinyanga Region, QDS 63 / 3. The RFL is granted for 10 years from date of issue and MineCo will transport and sell a nickel sulfide concentrate material to RefineCo for refining.

●	The RFL is granted for 10 years from date of issue.

●	The RFL at Kahama is defined by the vertices coordinates below with an approximate area of 1.0 km2.

●	The RFL is in Kahama District, QDS 63 / 3 defined by the coordinates (Arc 1960) shown in Table 3.2

Table 3.2 Refining Licence Boundary Coordinates (ARC1960 UTM36S)

SOP	Easting	Northing
1	463,85.713	9,574,619.356
2	463,678.177	9,574,910.358
3	463,356.732	9,574,823.978
4	463,097.739	9,574,856.750
5	463,082.151	9,575,082.102
6	464,128.178	9,575,363.778
7	463,947.899	9,575,429.741
8	463,820.598	9,575,149.561
9	463,875.136	9,575,452.119
10	464,092.504	9,575,385.273
11	464,176.906	9,575,334.399
12	464,396.246	9,575,280.382
13	464,435.572	9,575,265.031
14	464,608.338	9,575,213.853
15	464,637.326	9,575,202.112
16	464,656.625	9,575,196.446
17	464,652.213	9,575,165.813
18	464,646.506	9,575,113.018
19	464,641.890	9,575,086.455
20	464,635.328	9,575,033.688
21	464,627.118	9,574,987.205
22	464,655.509	9,574,979.666
23	464,701.309	9,574,973.812
24	464,769.641	9,574,962.295
25	464,807.688	9,574,957.794
26	464,861.522	9,574,946.063
27	464,856.885	9,574,614.248
28	464,760.411	9,574,592.799
29	464,734.975	9,574,678.993
30	463,857.924	9,574,708.315
31	463,838.461	9,574,784.227
32	463,720.158	9,574,753.055
33	463,386.712	9,574,712.615
34	463,289.521	9,574,686.555
35	463,272.054	9,574,656.504
36	463,254.945	9,574,790.390
37	463,235.084	9,574,819.844
38	463,141.089	9,574,824.108
39	463,100.039	9,574,835.957
40	464,137.000	9,575,452.000
41	464,101.000	9,575,468.941
42	464,034.000	9,575,480.000
43	464,035.695	9,575,498.066
44	463,968.444	9,575,509.653
151	464,683.862	9,575,191.205
152	464,660.960	9,575,028.865
153	464,678.581	9,575,002.274
154	464,861.919	9,574,974.465

A plan of the Kahama Refinery property showing the location of RFL 006 / 2024 is provided at Figure 3.5.

Figure 3.5 Kahama Refinery Property

Conditions of the RFL include:

●	RefineCo shall commence development work within three months from the date of grant of the RFL, or such further period as may be agreed by the Commission, RefineCo shall commence regular production from the RFL Area within a period of eighteen months from the date of grant or within such further period as may be agreed by the Commission.

●	RefineCo shall comply with the provisions of the Act and its regulations made thereunder.

●	During the term, RefineCo and any other person who exercise or perform functions, duties or powers under the Act in relation to Refining operations shall comply with the approved EMP and environmental principles and safeguards prescribed in the Environmental Management Act 2004 and other relevant laws.

●	RefineCo, its contractors and subcontractors shall ensure that the management of production, transportation, storage, treatment and disposal of waste arising out of Refining operations is carried out in accordance with environmental principles and safeguards prescribed under the Environmental Management Act 2004 and other relevant written laws.

●	RefineCo shall contract a separate and competent entity to manage transportation, storage, treatment or disposal of waste arising out of processing operations.

●	RefineCo and its contractor, subcontractor, corporation or other allied entity submit a local content plan to undertake processing activities.

●	A non-indigenous Tanzanian company which intends to provide goods or services to RefineCo, its contractor, subcontractor, corporation or other allied entity within Tanzania carrying out mining activities, shall incorporate a joint venture company with an indigenous Tanzanian company and afford that the indigenous Tanzanian company has an equity participation of at least twenty per centum (20%).

●	RefineCo, its contractor, subcontractor, corporation or other allied entity shall procure goods and services (legal, insurance and financial) available in the United Republic of Tanzania in accordance with the approved procurement plan.

●	RefineCo shall on annual basis, prepare a credible social responsibility plan jointly agreed by the relevant Local Government Authority or Local Government Authorities in consultation with the Minister responsible for Local Government Authorities and the Minister responsible for Finance.

●	RefineCo shall comply with the Statement of Integrity Pledge.

Before amending the RFL development work and commercial production time conditions to timeframes that meet the Kabanga project’s execution plan, the Commission is waiting the finalisation of the DFS which will includes the project schedule.

3.7 Special Economic Zone

The Buzwagi mining area has been gazetted as a Special Economic Zone (SEZ).

The Special Economic Zones Act, Cap 420 R.E. 2012 (as amended) (the SEZ Act); and The Special Economic Zones Regulations, G.N No. 359 of 2012 (the SEZ Regulations) will apply to Buzwagi SEZ.

Construction of the refinery in the Buzwagi SEZ will be phased:

a.	Phase one will involve the initial construction and commissioning of the refinery infrastructure to pave way for commencement of refining operations (Phase One).

b.	Phase two will involve the commencement of commercial refining operations following construction of Phase One infrastructure, in addition to the construction and commissioning of an expansion of RefineCo’s infrastructure to process additional concentrate material produced by MineCo (Phase Two).

RefineCo is currently in the process of applying to the EPZA to be an SEZ developer within the SEZ area. It is the intention for the refinery to be located within the SEZ area and for RefineCo to be the developer of the same.

3.7.1 Special Economic Zone Licences for RefineCo

RefineCo will need to apply for and obtain two SEZ licences from the EPZA, namely:

a.	A Developer’s Licence (Category A)

b.	An Operator’s Licence (Category C)

The EPZA is an autonomous government agency that is mandated to administer, monitor, and grant SEZ licences in Mainland Tanzania.

3.7.2 Developer’s Licence

A developer is an investor with rights over land in an SEZ held for the purpose of developing infrastructure in an SEZ.

RefineCo will need a Developer’s Licence during both Phase One and Phase Two of construction and development of the refinery in the Buzwagi SEZ.

3.7.3 Operator’s Licence

An operator is a company incorporated in Tanzania to operate in an SEZ in Mainland Tanzania.

RefineCo will need an Operator’s Licence to conduct refining operations in the Buzwagi SEZ.

3.7.4 EPZA Inquiry on Special Economic Zone Licences for RefineCo

Following inquiries at the EPZA, the EPZA has advised that:

a.	Since the Buzwagi Mining Area is already gazetted as an SEZ, it will take three to seven days for RefineCo to be granted a Developer’s Licence or an Operator’s Licence from the date of applying for either licence.

b.	RefineCo will first need to apply for a Developer’s Licence to perform refinery development activities under Phase One. In the application, RefineCo should disclose that development of the refinery will be phased, and that Phase Two will occur after commencement and during continuation of refining operations. This will enable RefineCo to hold, at the same time, both an Operator’s Licence and a Developer’s Licence with regards to Phase Two of the refinery development.

c.	RefineCo can apply for an Operator’s Licence once construction of the refinery under Phase One has been completed by 60% to 80%. Upon applying, the initial Developer’s Licence can be extended to allow refinery development activities in Phase Two when refining activities are ongoing. EPZA officers could not guarantee the length of the extension period.

3.7.5 Relevant Special Economic Zone Licence Application Processes and Requirements

The requirements and procedures to qualify and apply for a Developer’s Licence and an Operator’s Licence are similar. The differentiating factor between these two licences is that a Developer’s Licence will be required to construct and develop infrastructure in the Buzwagi SEZ while an Operator’s Licence will be required to process metals in the Buzwagi SEZ.

Application for both licences requires RefineCo to submit to the EPZA documents relating to its incorporation, shareholding, board of directors, banking details (i.e., bank confirmation letter or a copy of the bank statement) as well as an economic feasibility study and a preliminary business plan.

RefineCo will also need to meet the following requirements to qualify and apply for a developer’s licence or an Operator’s Licence:

●	The entity and SEZ investment must be new. This requirement is met since both the RefineCo and the refinery operations as part of the Kabanga project are new.

●	Proof of a minimum annual export turnover of $500,000. This requirement should be met based on revenue estimates in the JFM to be concluded as an integral part of the Framework Agreement.

●	The investment must have adequate environmental protection systems.

●	The investment must utilise modern production services and new machinery. This condition should be met because RefineCo will use a hydrometallurgical processing technology which has the potential to be more cost efficient than smelting and produces far less harmful carbon and sulfur dioxide emissions.

●	The RFL area must be within an SEZ. This condition is met because the refinery construction and operations will be conducted in the Buzwagi SEZ.

●	Submission of a written investment proposal to the EPZA seeking an SEZ approval letter.

●	Payment of a one-time, non-refundable applicable fee of $1,000.

●	An environmental clearance certificate from the NEMC.

3.7.6 General Incentives to Special Economic Zone Investors

Incentives under the SEZ Act are subdivided into three categories of investors, namely:

●	Category A investors are those who develop infrastructure within the SEZ. This should apply to RefineCo when developing the refinery in the Buzwagi SEZ.

●	Category B investors are those who produce to sell in a customs territory i.e., domestic markets that are outside a SEZ. This will not apply to RefineCo.

●	Category C investors are operators who export at least 80% of their total annual production. This will apply to RefineCo when processing and exporting refined metals.

3.7.7 Category A: Developers of Infrastructure in a Special Economic Zone

The following fiscal and non-fiscal incentives are granted under this Category:

a.	A 10-year tax holiday in relation to:

i.	Corporate income tax;

ii.	Withholding tax on rent, dividends, and interest; and

iii.	Property tax.

b.	Remission of customs duty, value added tax (VAT) and any other taxes on importation of one administrative vehicle, ambulances, firefighting equipment and vehicles and up to two buses for transportation of employees to and from the SEZ.

c.	Exemption from:

i.	Payment of VAT on utility charges;

ii.	Payment of import taxes and duties for machinery, equipment, heavy duty vehicles, building and construction materials, and capital goods for development of the SEZ infrastructure;

iii.	Pre-shipment or destination customs inspection requirements; and

iv.	Payment of stamp duty on any instrument executed in or outside the SEZ relating to transfer, lease, or hypothecation of any movable or immovable property in or situated within the SEZ or any document, certificate, instrument, report, or record relating to any activity, action, operation, project, undertaking or venture in the SEZ.

d.	Onsite customs inspection of goods within the SEZ.

e.	Treatment of goods destined into the SEZ as transit cargo.

f.	Entitlement to an initial automatic immigration quota of up to five persons during the startup period. The law does not specify the duration for a startup period.

The 10-year period referred to above applies only in relation to corporate income tax, property taxes, and withholding tax on rent, dividends, and interest. Incentives under (b) – (e) above are not time limited.

3.7.8 Category C: Investors who Produce for Export Markets

The following fiscal and non-fiscal incentives are granted under this Category:

a.	A 10-year tax holiday in relation to:

i.	Corporate income tax;

ii.	Withholding tax on rent, dividends, and interest;

iii.	Property tax; and

iv.	City service levy.

b.	Remission of:

i.	Customs duty, VAT, and any other taxes charged on importation of raw materials and capital goods used in production in the SEZ.

ii.	Customs duty, VAT, and any other taxes payable on importation of one administrative vehicle, ambulances, firefighting equipment and vehicles, and up to two buses for transportation of employees to and from the SEZ.

c.	Exemption from:

i.	Payment of VAT on utility and wharfage charges.

ii.	Pre-shipment or destination customs inspection requirements.

d.	On-site customs inspection of goods within the SEZ.

e.	Treatment of goods destined into the SEZ as transit cargo.

f.	Access to competitive, modern, and reliable services available within the SEZ.

g.	Unconditional transferability through any authorised local commercial bank in freely convertible currency of:

i.	Dividends attributable to the SEZ investment.

ii.	Servicing of foreign loans.

iii.	Royalties, fees, and charges in respect of any technology transfer agreement.

iv.	Proceeds relating to the sale or liquidation of the business enterprise or any interest attributable to the investment.

v.	Payments of emoluments and other benefits to expatriates employed in Tanzania by the business enterprise.

h.	Access to the export credit guarantee scheme.

i.	Provision of business visa at the point of entry to key technical, management and training staff for a maximum of two months.

ii.	Entitlement to an initial automatic immigrant quota of up to five persons during the start-up period. The law does not specify the duration for a startup period.

The 10-year period in (a) above applies only in relation to corporate income tax, property taxes, city service levy, and withholding tax on rent, dividends, and interest. Incentives under (b) – (h) above are not time limited.

3.7.9 Transit Cargo under both Category A and Category C

Goods destined into the SEZ are treated as transit cargo for both Category A and Category C investors.

Transit cargo, including loose cargo, are liable to wharfage charges at the rate of $3 per harbour tonne (HTN). HTN means a unit of charge equivalent of one dead-weight tonne or one cubic metre, whichever yields the higher wharfage charge. In addition, imported transit containerised cargoes are liable to wharfage charges at the rate of $90 for a 20-foot container and $180 for a 40-foot container.

Wharfage charges are subject to VAT at the standard rate of 18%, but Category C investors are exempt from paying VAT on wharfage charges.

Transit cargoes under both categories of investors are not subject to import duty, VAT on importation, excise duty on importation, railway development levy, industrial development levy, or customs processing fees.

3.7.10 Practicality of Shifting between Special Economic Zone Licences

The SEZ Act and SEZ Regulations do not explicitly restrict an investor to shift from a Developer’s Licence to an Operator’s Licence. Both licences can be held at the same time.

RefineCo will need a Developer’s Licence to develop the refinery in the Buzwagi SEZ. A Developer’s Licence will be required for both Phase One and Phase Two of the refinery construction. RefineCo will need an Operator’s Licence to process metals in the Buzwagi SEZ. It is possible for RefineCo to hold both an Operator’s Licence and a Developer’s Licence during Phase Two of the refinery construction while refining operations are ongoing.

Holding a Developer’s Licence and an Operator’s Licence at the same time with regards to Phase Two requires RefineCo to disclose details of the phased refinery development. Disclosure is done in the business plan to be submitted to the Export Processing Zone Authority (EPZA) when applying for a Developer’s Licence in Phase One.

Incentives that are granted under each category apply independently, so incentives under Category A cannot be carried over to Category C. This is the case even if the investor in each category remains the same. The incentives are linked to specific investor categories and not to the name of the investor. In addition, some of the incentives are intended to meet different objectives depending on the investor category.

●	For example, exemption from import taxes on equipment, machinery, and capital goods used to develop SEZ infrastructure that is granted to Category A investors cannot be extended to Category C investors who produce for export markets.

●	Equally, remission of import taxes on raw materials and capital goods used to in production that is granted to Category C investors cannot be extended to Category A investors because they do not have any production.

●	It follows that both fiscal and non-fiscal incentives should reset and apply in full depending on the investor category.

Tax exemption differs from tax remission. Exemption means that the respective tax does not apply and therefore there is no tax payable or tax liability. Exemption applies automatically without seeking prior approval from government authorities. On the other hand, “remission” means forgiveness of a tax which is due and payable but for which Parliament has granted some power to a designated authority that under certain circumstances, to forgo and waive the tax liability that is otherwise due.

Once a Category A or C SEZ licence has been granted, RefineCo can apply for remission of import taxes and duties via the EPZA Business Facilitation Portal (EPZA BFP) at www.bfportal.epza.

●	After applying, the EPZA will issue a letter (in the EPZA BFP) that should be submitted to the Tanzania Revenue Authority (TRA) Headquarters’ Trade Facilitation Department. The TRA will then issue a letter approving the remission of import taxes and duties. Experience shows that full remission is granted by the TRA to entities that develop or operate within an SEZ.

●	An application for remission must be supported by a bill of lading and invoice for the purchased goods and must be filed and approved by both the EPZA and the TRA before goods are imported in the country.

●	In practice, it takes one to two days for the EPZA to review a submitted remission application. TRA takes an additional one to three days to issue their letter that approves the remission.

3.8 BHPB Investment in Kabanga Nickel Limited

The following summary of the commercial arrangement between LZM and BHPB has been prepared by LZM.

LZM and BHPB have three investment agreements: T1A Agreement, T1B Agreement, and T2 Agreement.

3.8.1 T1A Agreement

KNL entered into a loan agreement with BHPB dated 24 December 2021, pursuant to which KNL received investment of $40 million from BHPB by way of a convertible loan. Following receipt of approval from the Tanzanian Fair Competition Commission (FCC), and the fulfilment of the other conditions, such convertible loan was converted into an 8.9% equity interest in KNL on 1 July 2022.

3.8.2 T1B Agreement

KNL entered into an equity subscription agreement with BHPB dated 14 October 2022 (the T1B Agreement). All the conditions precedent of the T1B Agreement were satisfied or waived on, or before, 8 February 2023, and in accordance with the T1B Agreement, BHPB subscribed $50 million for an additional 8.9% equity interest in KNL on 15 February 2023, giving BHPB a total equity interest in KNL of 17.0% (the T1B Investment).

The T1B Investment proceeds are being used for the ongoing funding requirements of the Kabanga project in accordance with a budget agreed between KNL and BHPB.

3.8.3 T2 Agreement

KNL and Lifezone Limited entered into an option agreement with BHPB dated 14 October 2022 pursuant to which KNL will (at BHPB’s option) receive investment from BHPB by way of an equity subscription. The option grants BHPB the right, subject to certain conditions, to subscribe for the required number of KNL shares that, in aggregate with its existing KNL shareholding, would result in BHPB indirectly owning 51% of the total voting and economic equity rights in TNCL on a fully diluted basis as at closing at a price to be determined through an independent expert valuation. If exercised as at the date of the agreement, the option would result in BHPB owning 60.71% of the total voting and economic equity rights in KNL on a fully diluted basis.

BHPB may (at its sole option) deliver a maximum of one valuation notice to KNL and Lifezone Limited requiring the commencement of a valuation process in respect of KNL during the period which shall:

●	Commence on the later of the date on which:

(i)	The feasibility study relating to the Kabanga project is agreed (or finally determined) between BHPB and KNL (the Feasibility Study Agreement Date).

(ii)	The JFM in respect of the Kabanga project is agreed between BHPB and KNL, or such earlier date as the parties may agree in writing.

●	End on the date falling 30 calendar days after the later of:

(i)	The Feasibility Study Agreement Date.

(ii)	The date on which the JFM is agreed between BHPB, KNL, and the GoT.

The investment is subject to certain conditions, including the receipt of approval from the FCC.

The proceeds of the investment shall be used for the ongoing funding requirements of the Kabanga project.

3.9 Lifezone-KNL Development, Licensing and Services Agreement

On 14 October 2022, Lifezone Limited and KNL entered into the DLSA, pursuant to which Lifezone Limited agreed to:

i.	Develop the proposed refinery that will utilise Lifezone Limited’s hydrometallurgical technology.

ii.	Once developed, licence that technology to KNL for use by or on behalf of KNL initially in connection with a feasibility study and thereafter in connection with the Kabanga project.

iii.	Provide a variety of related services.

Unless terminated earlier, the DLSA will remain in force until completion of the Kabanga project and any related project, following which it shall automatically expire.

Lifezone Limited is required to use reasonable endeavours to develop the hydrometallurgical technology for the Kabanga project as soon as reasonably practicable, so that it meets the specifications set out in the DLSA, in accordance with a project plan that will be agreed by Lifezone Limited and KNL following commencement of the DLSA.

Once developed, Lifezone Limited will assist KNL in preparing the DFS. Once prepared, the KNL board shall consider the results of the DFS and determine (acting reasonably and in good faith) whether the DFS is acceptable and if the DFS recommends the use of the hydrometallurgical technology for the Kabanga project, and whether the Kabanga project shall continue to the next stage (being financing and construction). If the KNL board does not affirm these matters, the parties shall agree on and perform remedial work. If the KNL board, after one year, decides (acting reasonably and in good faith) that the matters still cannot be affirmed, then either party may terminate the DLSA.

If the KNL board affirms the matters, KNL will, among other things:

i.	Commence the installation of the technology at the Kahama refinery site; and

ii.	Following commissioning of the installation, undertake acceptance testing based on agreed criteria to determine whether the hydrometallurgical technology for the Kabanga project meets the agreed specifications. If the acceptance tests are unsuccessful, the parties will agree on and perform remedial actions, and the tests will be repeated. If acceptance tests are failed for a third time (or have not been passed within 36 months of commissioning of the refining business at the site), KNL may terminate the DLSA or choose to accept the hydrometallurgical technology for the Kabanga project subject to payment of reduced fees (please see details of these reduced fees below).

From the date of installation of the hydrometallurgical technology for the Kabanga project at the site, Lifezone Limited will grant KNL a non-exclusive, sub-licensable, non-transferable licence to use the technology at the site for the duration of the Kabanga project (and any related project). Lifezone Limited will grant KNL a right of first refusal in respect of any other proposal in respect of the development, licensing and/or use of the hydrometallurgical technology for the Kabanga project (or substantially similar technology).

The services to be provided by Lifezone Limited include:

i.	Bespoke design of the hydrometallurgical technology for the Kabanga project;

ii.	Development and management of test work programmes and process design and engineering services;

iii.	Financial modelling; and

iv.	Any other services agreed between the parties.

The services fee payable by KNL to Lifezone Limited will be calculated on a time and materials basis and include a pass-through of costs in respect of third-party expenses. Between the date of the DLSA and the date of confirmation of successful completion of the acceptance tests, Lifezone Limited and KNL will discuss and seek to agree any services required by KNL following the consummation of a further investment in KNL by BHPB pursuant to the T2 Agreement, failing which the services will otherwise continue to be provided in the same manner, scope and timing as previously provided by Lifezone Limited and in accordance with the agreed budget.

Between commissioning and acceptance of the technology, KNL will be required to pay a quarterly technology fee calculated by reference to a percentage of the capital costs in respect of the site and any related sites (subject to adjustment in certain circumstances). From the acceptance date, KNL will be required to pay a quarterly royalty fee calculated by reference to a percentage of the gross revenues derived from the sale of products originating from or processed at the site and/or any related sites (subject to adjustment in certain circumstances) net of any applicable taxes.

3.10 Mineral Rights, Surface Rights, and Environmental Rights

This section was prepared by LZM.

Under the Framework Agreement described above, the GoT is committed to working with MineCo to facilitate the acquisition of the necessary mineral and surface rights and also the environmental approvals required in Tanzania.

MineCo will need to acquire surface use rights for up to 4,300 ha of land in order to develop the proposed mine site. The Kabanga project will trigger both physical and economic displacement of households across the different villages that have administrative control over land within the proposed mine site area boundary.

A resettlement action plan (RAP) was produced for the Kabanga project proposed mine site in 2013, which also serves as the foundational Resettlement Policy Framework (RPF) to guide any further Project components that might result in displacement. According to the RAP, a Resettlement Working Group (RWG) was established in 2007, and consultations were initiated with impacted households and local government authorities to collectively develop the resettlement strategy.

The RAP was submitted to the GoT as part of the application for a SML and MineCo now needs to apply for Granted Rights of Occupancy to the area. KNL engaged independent consultants to undertake a new RAP in 2022 and in 2023 a RAP and report to Tanzanian regulatory standards has been submitted to the Commission and approved on 16 August 2023. Further surveys are ongoing including livelihood assessment and planning, as the RAP is supplemented to meet international standards and as it moves to the next stage and then implementation.

An EIA certificate (EC/EIS/824) for the mine was granted in 2013 based on the EIA process, and report completed in 2013. The certificate, originally granted to KNCL, was transferred to MineCo on 16 June 2021.

The transfer certificate specifically states that the Kabanga project’s objective is ‘mining, processing and refining of class 1 nickel with cobalt and copper co-products’. In accordance with the Conditions of the SML No. 651 / 2021 specifically Article 6 – Environmental Management - Clause 6, MineCo was required to update the EMP and submit to the Commission.

MineCo engaged a registered consultant to undertake additional environmental and social specialist studies to update the EMP for the proposed mine site in accordance with the requirements of the Environmental Management Act 2004 and the Environmental Impact Assessment and Audit Regulations amendment thereof in 2018. The EMP was then submitted to the NEMC for review and approval. The NEMC completed the review of the EMP including a site visit and issued approval of the EMP for the proposed mine site on 16 June 2023 (reference letter No. CB.142/259/01/B/27 dated 16 June 2023). The EIA certificate requires compliance with the EMP, and the EMP was approved on 19 June 2023.

MineCo engaged a registered consultant to undertake an EMP for the Kahama Refinery in accordance with the requirements of the Environmental Management Act 2004 and the Environmental Impact Assessment and Audit Regulations amendment in 2018. The EMP was then submitted to the NEMC for review and approval. The NEMC completed the review of the EMP. The EIA certificate requires compliance with the EMP, and the EMP was approved on 9 February 2024.

3.11 Other Significant Factors and Risks

KNL has advised that there are no other known significant risks that may affect access, title or the right or ability to perform mining and refining related work at the Kabanga project.

Legal matters such as statutory and regulatory interpretations affecting the mine plan and environmental matters are outside the expertise of the QP (see Section 25). The 2024MRU QPs consider it reasonable to rely on KNL because KNL employs professionals with responsibility in these areas, and these personnel have the best understanding of these areas.

Following a review of the current supplied information, the opinion of the QPs is that the current plans appear adequate to address any known issues related to environmental compliance, permitting, and local individuals or groups.

4 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

4.1 Overview

The Kabanga nickel project is located in the Ngara district in north-west Tanzania, 44 km south of the town of Ngara, south-east of the nearest town of Bugarama, and close to the border with Burundi. Figure 1.1 shows the Project location in Tanzania. Figure 1.2 shows the Project site, nearby villages, and the Burundi border. The exploration camp is located at 02°53.161’S and 30°33.626’E.

The Ngara district is one of the eight districts of the Kagera region of Tanzania. It is bordered to the north by Karagwe district, to the east by Biharamulo district, to the south by the Kigoma region, to the north-east by Muleba district, and to the west by the countries of Rwanda and Burundi. Lake Victoria is approximately 130 km north-east of the Project area.

The site is accessible by road connecting to the National Route B3 at Muzani. Three potential access routes have been identified: northern, central, and southern, with the southern route currently preferred due to its shorter distance (approximately 80 km to Muzani) and being considered to have the lowest environmental and social impact. The southern route is presently a dirt road, prone, in at least two places, to rutting in the rainy season and occasional flooding.

There is a railway from Dar es Salaam to Isaka that is currently being upgraded. Isaka is approximately 350 km south-east of the Project (approximately 90 km south–south-east of Bulyanhulu).

Within the Project area, domestic water supplies are typically obtained from the small tributary streams, from springs on the Project ridge, and from shallow dug wells in the valley bottom lands. The rivers are not used for domestic water supply. The Project area is located in the moist sub-humid climate zone of east central Africa, which is dominated by monsoonal weather patterns. The long-term average annual rainfall in the Project area is 1,013 mm.

Infrastructure in the Ngara district is limited in terms of national grid power and reticulated potable water supplies. A transmission line and substation from a new hydroelectric project to the north-west of Tanzania is within 70 km of the Project site and an extension of the 200 kV line to the project is planned within the development time of the Project.

Despite resource shortfalls, the local government system is functional, and all 15 villages adjacent to the Project have at least one primary school. All wards have secondary schools, and most villages and wards have health facilities.

Figure 4.1 Kabanga Project Location

Figure 4.2 Local Area Plan

4.2 Kabanga Site

The Project is located in north-west Tanzania in the Ngara District of the Kagera Region, 851 km north-west of Dodoma, the capital of Tanzania, and 1,301 km inland from the port of Dar es Salaam. Buzwagi SEZ lies 316 km by road to the south-east of the Kabanga site.

The closest village to the Kabanga site is Bugarama, 5 km to the north-west. Bugarama is a small market village with no notable infrastructure. The surrounding area is rural, and the local economy is underpinned by small-scale agriculture.

The town nearest to the Project is Rulenge, approximately 42 km to the north. The district capital, Ngara, is a further 50 km away.

The border with Burundi lies 1.4 km to the south-west of the Kabanga site.

On 25 October 2021, the Government of Tanzania granted a SML, No. SML 651 / 2021 to Tembo Nickel Corporation Limited (TNCL), a Tanzanian register company majority owned by Kabanga Nickel Limited (KNL).

The Kabanga site, which includes the underground mine, the concentrator and the required infrastructure will be located within the SML granted to TNCL as indicated in Figure 4.3.

Figure 4.3 Kabanga Special Mining Licence (No. SML 651 / 2021) Area

4.2.1 Accessibility

Access is by gravel roads entering from the north and east. To the north, the nearest asphalt road is approximately 55 km away, near village of Mabana. To the east, a gravel road approximately 72 km in extent connects to the nearest sealed highway (B3) near Nyakahura (5 km east of Old Nyakahura). The access route from the east enters on the southern side of the Kabanga site. Figure 4.4 indicates existing access routes

TANROADS is a government agency that was established in the year 2000 to manage and develop trunk roads and regional roads in the country. The remaining roads in rural and urban areas fall under the President’s Office, regional administration and local governments.

Figure 4.4 Existing Access Routes to the Kabanga Site

In addition to the two main access routes there is a further gravel road passing the eastern edge of the Project area, that runs in a generally northwards direction to a junction with the Keza-Rulenge road to the south of Rulenge, this gravel road is not suitable for frequent traffic and narrows in various places.

Access for heavy vehicles is currently via the northern access road as the steep gradient on the last section of the southern access route makes it suitable for light traffic only. Neither of the existing access routes are currently suited to the increased volumes of traffic anticipated for operations.

The nearest airport is located near the town of Ngara, 89 km to the north. The Ngara airport has a gravel runway of 1,440 m and is suitable only for daytime operations as it lacks an instrument landing system and ground-to-air communications. The Ngara airport is 6 km south-east of the town of Ngara and is primarily used for small charter flights. The airport is operated by the Tanzania Airports Authority (TAA), but the terminal building is not operational on a permanent basis.

The closest commercial airport is at Mwanza, 398 km from the Project. The Mwanza airport has 3,800 m of surfaced runway and has regular scheduled flights. This runway is sufficient to permit the operation of narrow-body jet aircraft. An aerodrome will be constructed to allow direct flights to the Kabanga site.

There are no railheads in proximity to the Kabanga site,

4.2.2 Local Resources

The surrounding villages exist mostly to support the small-scale agricultural activities of the local communities. No significant industrial capability exists in the district.

District-level facilities are limited, but despite resource shortfalls, the local government system is functional. All fifteen villages adjacent to the Kabanga site have at least one primary school, all wards have secondary schools, and most villages and wards have health facilities (mostly primary healthcare clinics and dispensaries). The nearest district hospital is in Ngara, and there are private hospitals in Rulenge.

At the Kabanga site, domestic water supplies are typically obtained from the small tributary streams, springs on the project ridge, and shallow dug wells in the valley bottom lands. The rivers are sparsely used for domestic water supply.

The Ruvubu river flows from south to north approximately 14 km south-west of the Kabanga site, along the border with Burundi.

4.2.3 Existing Infrastructure

TNCL operates an exploration camp that provides accommodation and dining facilities for personnel engaged in drilling and exploration activities. The camp comprises administrative and security buildings, geological and technical service areas, community relations facilities, a clinic, workshops, and designated spaces for sample and core storage, including one primary storage area within the camp and a large overflow area situated to the north-west.

In addition, a smaller drill camp is maintained primarily for storage and waste disposal, though it also offers some basic accommodation. Access to both camps is available via northern or southern roads; however, the southern route’s final segment is unsuitable for heavy vehicles due to its steep gradient. As a result, deliveries are currently routed through the northern access road.

The exploration camp, which underwent care and maintenance from 2015 to 2020, is in good repair overall. TNCL has undertaken minor upgrades and added additional housing units, increasing the camp’s capacity to accommodate 186 personnel in standard rooms and eight in senior rooms. An expansion is in progress to enable accommodation for a total of 300 personnel. The camp is enclosed by a perimeter fence, and the on-site clinic offers primary care services and facilities to stabilise patients for evacuation if necessary.

As of January 2024, the camp is supported by a 9 MVA 33 kV electrical supply. Currently, only 500 kVA is in use due to the capacity of the installed transformer. Given the existing line’s capacity, additional transformers can be installed to utilise the full supply for construction power. Meanwhile, the drill camp continues to rely on diesel generators for its electrical needs.

Water for the camps is drawn from groundwater via a series of boreholes. The primary water source is a borehole located 900 m to the north-west of the camp, near the hill’s summit. Water is distributed through high-density polyethylene storage tanks and a booster pump system.

Sewage is managed via a buried sewer reticulation system that channels waste into various septic tanks, which are equipped with a soak-away drainage system.

Cellular telephone service is available in the area, and the camp has data connectivity provided by Vodacom and Simba cellular network service providers.

4.2.4 Physiography

4.2.4.1 Geography General

The topography of mainland Tanzania varies greatly from coastal lowlands to highland plateaus and isolated mountainous regions in the north-east and south-west. The highland plateau forms the greatest portion of the country. Parts of the country’s border pass through international water bodies, including Lake Victoria (north), Ruvubu River (north-west), Lake Tanganyika (west), Lake Nyasa (south), Ruvuma River (south), and Indian Ocean (east).

4.2.4.2 Regional Geography

The Kagera region is divided into agro-ecological zones based on topography and other geographical features:

●	Zone 1 – Lakeshore and Islands

●	Zone 2 – Plateau

●	Zone 3 – Lowlands

The Ngara district topography is characterised by hills, rocky outcrops, ridges/scarps, dissected peneplains, plateaus, swamps, floodplains, river terraces, and minor valleys at elevations anywhere between 1,200–1,850 m above mean sea level (amsl).

The district is located in the Tropical and Subtropical Grasslands, Savannas, and Shrublands biome in the Central Miombo Woodlands ecoregion. The vegetation comprises reverie forests; wooded, bushed and open grasslands; and papyrus.

4.2.4.3 Kabanga Site Topography and Vegetation

The Kabanga site is situated at 2°53’S latitude and 30°33’E longitude, within the Ruvubu River sub-watershed of the Kagera River. This major river flows into Lake Victoria, with elevations ranging between 1,375–1,730 m amsl. The local topography features a prominent plateau oriented in a north-east / south-west direction, set within an undulating landscape interspersed with valleys. On-site vegetation consists of grasslands with a broadleaf understorey and scattered deciduous trees, providing an intermittent canopy.

The terrain is dominated by the Rubona Ridge, a rocky formation trending in a north–north-east direction through the Project area, with elevations exceeding 1,640 m amsl. Surrounding landforms include sloping plateaux cut by numerous streams, along with valley bottom lands associated with the Nyamwongo and Muruhamba rivers and their tributaries. The adjacent valleys of the Nyamwongo and Muruhamba rivers to the east, and the Mu Kinyangona and Muhongo rivers to the west, are situated approximately 150–200 m below the elevation of the project ridge. These rivers discharge into the Ruvubu River.

The Ruvubu River originates from several branches east of Bujumbura, Burundi, flowing south through Burundi and then north–north-east along part of the Tanzania–Burundi border. It subsequently continues north through Tanzania, joining the Kagera River near the Rusumo Falls at the international boundary with Rwanda, before flowing north and east to Lake Victoria. The Ruvubu River’s course features shallow rapids and broad, shallow floodplains, rendering it unsuitable for navigation. Similarly, the Kagera River, which drains into Lake Victoria, is also largely unnavigable.

The region has a long history of subsistence agriculture, resulting in a highly modified landscape with few mature trees and limited wildlife. Although Tanzania is renowned for its extensive game reserves and diverse wildlife, the local area is predominantly devoid of large mammals. EIAs have identified reptiles, birds, and small rodents as the most common fauna. All plant communities in the area have been somewhat impacted by human activity.

Much of Rubona Ridge is too rocky and/or too steep for sustained agricultural use, but is utilised for grazing, wood and fruit collection, and beekeeping. The grasslands, interspersed with wooded areas and sparse shrubs, support wet-season cultivation of maize, cassava, and bananas, along with some cattle grazing. Valley bottom lands are used for more intensive dry-season cultivation of beans and other vegetable crops. Extensive papyrus growth is found in the valley bottom lands that are too wet for cultivation. Soil erosion in the Project area is minimal, reflecting the low-intensity land use. However, high concentrations of total suspended solids in rivers and streams during the wet season are attributed to cultivation extending to the edges of local water bodies.

Domestic water supplies in the Project area are typically sourced from small tributary streams, springs on the ridge, and shallow dug wells in the valley bottom lands. The rivers themselves are not commonly used for domestic water supply.

4.2.5 Climate

Tanzania’s climate ranges from tropical along the coast, to temperate in the highlands, mainly due to the widely varying topography of the country. There are four main climatic zones:

●	The coastal region and immediate hinterland (e.g. Dar es Salaam, Lindi, Mtwara and Tanga) are characterised by a tropical climate. Temperatures are moderated by the sea breeze and average approximately 27°C. Humidity is relatively high, and average annual rainfall is 1,000 mm.

●	The central, northern and western regions (e.g. Mwanza, Kagera, Kigoma, Shinyanga and Tabora) possess a climate moderated by the highland plateau. The average annual rainfall ranges anywhere from 750 mm to 1,500 mm, and humidity is low. Temperatures exhibit considerable daily and seasonal temperature variation, ranging between 20°C and 27°C between June and August, but reaching as high as 30°C between December and March.

●	The mountainous areas of north-east and south-west Tanzania (e.g. Arusha, Kilimanjaro and Mara regions, Mbeya, Rukwa, Iringa, Ruvuma and Mokonde Plateau) are wetter and cooler. Average annual rainfall totals between 1,000–2,000 mm. Temperatures occasionally drop below 15°C at night during June and July.

●	The central regions (e.g. Dodoma and Singida) possess an arid to semi-arid climate, receiving 500 mm to 750 mm of rainfall annually.

Tanzania has two distinct rainfall regimes: bimodal in the north, with long rains between March and May and short rains between October and December, and unimodal in the south, with a single rainy season between November and April.

The Kagera region has a climate with monthly maximum and minimum temperatures of 33°C and 12°C respectively. The region’s climate is influenced greatly by its proximity to Lake Victoria. Prevailing winds from the east tend to bring higher rainfall to the shore strip and highlands close to the shore. The shore highlands create a rainfall shadow over the central area. The main rains come twice a year (bimodal) from March to May and October to December. The average annual rainfall for the whole region ranges between 800–2,000 mm. In the western highlands of Ngara and Karagwe, annual rainfall exceeds 1,000 mm, while in Biharamulo it ranges between 800–1,000 mm. The dry period begins in June and ends in September. There is also a short interval of lower rainfall during January and February.

Meteorological data has been collected from an on-site station since 1993, however the most reliable data is that taken from a scientific weather station, Campbell, which was installed in 2005 in the Kabanga site compound and located in accordance with World Meteorological Bureau standards. Meteorological components measured by the Campbell scientific weather station include temperature, wind speed, wind direction, humidity, solar radiation, and precipitation. Data sets from this weather station are available for the period 1 April 2005 to 2 November 2015.

The Kabanga site is located in the moist sub-humid climate zone of east-central Africa, which is dominated by monsoon weather patterns. Based on historical rainfall data, average annual rainfall in the Kabanga site is 1,014.7 mm, most of which falls during the wet season between November and April.

Monthly rainfall exhibits a bimodal pattern with long rains between March and May, and short rains between October and December. April is the wettest month, with average monthly rainfall of 151.3 mm. The driest months are June and July, when frequently there is little to no rainfall. Much of the rain falls as high-intensity events. These events heavily influence stream flows, flood frequency, soil erosion rates, and water infiltration rates.

The climate is moderate due to the high altitude. The average annual air temperature in the Kabanga site area is 21°C, with an average monthly variation of 2.4°C and a normal daytime temperature variation of approximately 8°C. The annual average relative humidity is 66% with the lowest humidity occurring between June and October.

The highest temperature recorded in the data is 35°C and the lowest is 12°C, which aligns with expected temperature for the region.

The climate data gathered on-site by the Campbell automatic weather station were previously employed to determine potential evapotranspiration for the period 2005 through 2009. Additional climate data, covering the years 2005 to 2015, were also collected on-site. The potential evaporation at the Kabanga site is estimated to be 1,580.3 mm per year. Potential evaporation is observed to be higher from June to October.

4.2.6 Seismicity – Kabanga

The seismotectonic context of the Kabanga site is summarised in the following:

●	Kabanga lies in complex geological region that combines the East Africa rift system, the Tanzanian craton and the East Africa Plateau (Begg et al., 2009). Rifts involve the extension of the crust along a localised axis, marked by normal faulting and thinning of the crust. The East Africa rift system is a network of rifts, including the West Rift, approximately 135 km west of the Kabanga site, and the Kenya Rift (referred to here as the East Rift), approximately 600 km east of the site. The West Rift separates the Nubian tectonic plate from the Victoria tectonic-plate and the East Rift separates the Victoria tectonic plate from the Somalian tectonic plate.

●	The Kabanga site is located in a geological province called the Kibaran orogenic belt that is located west of the Tanzania craton, in northern Tanzania. The Kibaran orogenic belt (KOB) is cut by the tectonically active, north south oriented Western Branch of the East African Rift, which, at its closest point, is approximately 130 km west. The KOB and the Tanzania Craton, which lie east of the Western Branch of the East Africa rift, are characterised by infrequent and widely dispersed earthquakes and an absence of Quaternary faults.

4.3 Kahama Site

4.3.1 Location

The project plans to develop a Hydrometallurgical refinery, 9 km from the town of Kahama, in the Kahama Urban District of the Shinyanga Region in north-west Tanzania. The refinery will be located at the newly formed Buzwagi Special Economic Zone (SEZ), which is on the site of the decommissioned Buzwagi gold mine.

refinery is 536 km north-west of Dodoma (Tanzania’s capital) and 988 km inland from the Dar es Salaam port. Kahama lies 324 km south-east of the Kabanga project. (

The Kahama refinery benefits from the existing infrastructure and amenities available at the nearby town of Kahama, which is a significant enabler for the refinery. Existing infrastructure includes the Kahama Airport, Kahama Municipal hospital, market, hotels and some light industrial engineering businesses providing services to the local mining industry.

Kahama had a population of 453,654 (based on the 2022 census), which would have increased at the projected annual growth rate of 8.7%. The town houses the headquarters of the Kahama District Administration.

4.3.2 Accessibility

Access to the refinery is by an asphalt road (the B3), a main trunk road part of Tanzania’s national road network. The refinery is connected via various paved highways (B3, B141, B129 and A7) to the port of Dar es Salaam via Dodoma.

Kahama Airport (KBH) which was historically managed and operated by the Buzwagi gold mine has been handed over to the TAA. The Kahama Airport terminal building was recently upgraded increasing the airport’s capabilities to allow for 200 travellers per day and smaller sized cargo to fly to Kahama Airport on a regular basis. The airport has direct flights from Dar es Salaam and is located adjacent the Buzwagi SEZ.

The nearest rail head is the Isaka Dry Port, 32 km from the Kahama refinery by road. It is currently served by a narrow-gauge railway which connects Isaka to Dar es Salaam, however this is being upgraded to a standard gauge rail line which will continue onto Mwanza in the north of Tanzania and also provide a rail link to Rwanda.

The Stand Gauge Rail (SGR) rail development will increase capacity from current Metre Gauge Railway (MGR) train loads of 800 t per train to 6,000 t per train.

The dry port infrastructure will also facilitate the transfer of loads from rail to road transport at Kabanga, substantially lowering operational transport costs. Furthermore, customs clearance can be completed at the Isaka Dry Port for goods imported into Tanzania as well as those intended for export. This arrangement provides the advantage of conducting these formalities at a location closer to the Project areas, therefore allowing better control and reducing potential delays.

4.3.3 Local Resources

The nearby town of Kahama, with a population exceeding 450,000, offers several advantages for the project, particularly in terms of staff recruitment and housing. This includes potential recruitment from individuals previously employed at Bugwazi gold mine and accommodation for refinery staff. Kahama is a well-equipped town, providing amenities such as restaurants, guest lodges, retail shopping, and established community infrastructure, including primary and secondary schools, places of worship, and sports fields. Additionally, Kahama has a functioning general hospital supported by local dispensaries.

In addition to the benefits provided by Kahama, the refinery will leverage some of the infrastructure developed for the decommissioned Buzwagi gold mine. including an existing electrical supply

The existing infrastructure from the KUWASA can provide water to the refinery from three main sources:

●	The main reservoir, via a break-pressure tank, can supply 7,500 m³/day. This supply is distributed through three lines already connected to the Buzwagi water storage pond.

●	The rainwater harvest pond, which offers an average volume of 3,000 m³/day, although this supply is seasonal and dependent on rainfall. This source also feeds into the water storage pond.

●	A high-pressure transmission line from the Mondo draw-off point, with a capacity of 3,500 m³/day. This line is 2.65 km from the refinery location and would require a new connection to the refinery supply line.

The decommissioned Bugwazi gold mine open pit presents an opportunity for residue storage. Additionally, while the Buzwagi waste rock dump has undergone rehabilitation, it could be used as a source of material for earthworks and concrete aggregate.

Various workshops, warehouses, and offices from the mining operations in the SEZ remain and can be utilised to reduce capital costs.

4.3.4 Climate

The Kahama refinery is situated within a moist sub-humid climate zone. Rainfall data for the control period from 1996 to 2023 indicates a dry period in June and July, during which monthly rainfall drops below 60 mm. The mean annual precipitation (MAP) for this period is estimated at 940 mm. Over the past 30 years, the highest recorded rainfall was 1,709 mm in 2020, while the lowest was 518 mm in 1998.

The rainfall pattern conforms to a regional bimodal pattern with the highest rainfall from November to January, and March to April. The wettest months are April and December, with average rainfall in excess of 140 mm.

The location is 3.5° south of the equator, which leads to consistent annual average temperatures. The average maximum and minimum dry-bulb temperatures every month are typically between 30°C and 18°C regardless of the time of year. According to the Buzwagi weather station, temperatures recorded between August 2022 and May 2023 reached a maximum of 36°C, with numerous days experiencing temperatures exceeding 30°C. The warmest month in Kahama is typically November where temperatures reach up to 36°C.

Relative humidity sees a seasonal low of approximately 60% between the months of June and August, which coincides with the driest period of the year. The monthly average relative humidity ranges between 64% and 66% for the remainder of the year, with peaks of 70% becoming more common in recent years, and a peak of 75% noted in 2020.

4.3.5 Existing Infrastructure

There are several existing facilities that can be repurposed by the refinery. There is existing electrical infrastructure in the form of the Buzwagi Substation fed by a 220 kV overhead line and equipped with existing switchgear and transformers providing a 33 kV electrical supply to the SEZ, which can be used for construction power. While sufficient capacity exists in the grid, this substation will need to be upgraded as part of the project with two 60 MVA transformers for Phase 1 to meet the refinery power demand. For Phase 2, an additional 60 MVA transformer will need to be added.

The areas have existing water supply infrastructure which includes a rainwater harvesting area which feeds into a water storage pond. The water storage pond also receives water from the KUWASA supply system via three pipelines.

An existing potable water treatment plant is located at the camp, which will be used to supply potable water to the plant and infrastructure. The existing sewage plant can be used to treat effluent from the proposed refinery ablution facilities. The PSWP can be repurposed to act as a pollution control dam for the refinery.

The following existing buildings are expected to be available to the refinery:

●	Village camp with accommodation, including a mess hall and recreational facilities

●	Administration offices

●	Clinic

●	Heavy vehicle workshop and associated store

●	Raw water pond

●	Fuel and lubrication station

●	Vehicle wash bay

●	Warehouse

●	Ablutions and crib house

●	Community centre

●	Security guard house and access control

A plan of the Kahama Refinery property showing the RFL 006 / 2024 licence areas and existing infrastructure is shown in Figure 4.5.

Figure 4.5 Kahama Refinery Property

4.3.6 Kahama Physiography

The Shinyanga Region of north-west Tanzania ranges in elevation from approximately 1,195–1,235 m amsl. Slopes are gentle, with gradients of generally less than 3%, and the area contains extensive near-level areas with a gradient less than 1%. The following main types of terrain can be found in this region:

●	Low hills

●	Riparian

●	Wetland areas

●	Low rises

●	Shallow pans locally called mbugas, meaning “wet plains”.

The Buzwagi SEZ lies on the boundary of the two water basins within Tanzania with a natural watershed dividing the area with the north part of the SEZ draining north towards Lake Victoria and the southern section draining south towards Lake Tanganyika. The refinery is located north of this watershed, while the Phases 1 and 2 Residue Storage Facility (RSF) straddle the high point of this boundary.

The Kahama refinery is relatively flat with gently rolling topography. The refinery is bordered to the north by the PSWP and the Kahama Airport, which lies between the B3 road and the refinery. Notable features are the terraces developed for the de-commissioned Buzwagi gold plant to the west and the Buzwagi gold mine TSF which lies to the south. The eastern edge extends to an existing haul road of the Buzwagi mine, beyond which lies a forest area. A further dominant feature is the Buzwagi gold mine open pit approximately 1.2 km to the south-east.

The refinery slopes toward the north-east and north-west. The general elevation varies between 1,195–1,235 m amsl with gentle surface area slopes of 3% or less.

The central portion of the refinery has previously been used as a borrow area for closure of the existing Buzwagi gold mine TSF and waste rock dump facilities, leaving it bereft of topsoil and creating a depression in the middle of the site.

4.4 National Infrastructure

Tanzania has an existing network of electrical power distribution and generation, functioning ports and railway lines, while paved trunk road connect the major centres in the interior of the country.

Significant investment into Tanzania’s infrastructure is currently underway and some of these current projects would assist the Project.

4.4.1 National Port Infrastructure

Tanzania has three main ports located on the east coast namely:

●	Dar es Salaam

●	Tanga

●	Mtwara

The ports are managed by the Tanzania Ports Authority (TPA) who regulates and licences port and marine services and facilities. The TPA is also responsible for managing vessel traffic in the ports and has a mandate to ensure port safety and security.

Dar es Salaam is Tanzania’s largest city and is the principal port of Tanzania with a rated capacity of 14.1 Mt dry cargo and 6.0 Mt of bulk liquid cargo. The port also serves the landlocked countries of Burundi, DRC, Malawi, Rwanda, Uganda, and Zambia.

The port is congested with the current time waiting at anchor being between seven and seventeen days. However, as the main port of entry into Tanzania, the port has the capacity for a project like Kabanga.

The Dar es Salaam port has rail and road links to the interior of Tanzania and neighbouring countries. The road infrastructure to and from the port is paved and in good condition.

The Mtwara port lies south of Dar es Salaam (further away from the Project areas than Dar es Salaam) and services mostly the southern part of Tanzania and the neighbouring countries of Mozambique and Zambia. Mtwara is substantially smaller than Dar es Salaam with only four berths available to handle container and break-bulk traffic. Mtwara has limited capacity and can handle only 1 Mt of imports and exports per annum.

Tanga port lies north of Dar es Salaam and has a slightly larger capacity than Mtwara at 1,201 Mtpa, however this is still small compared to Dar es Salaam and is further away from the Project areas.

Smaller ports exist on Lake Victoria, Lake Tanganyika and Lake Nyasa. While connected to the rail and road network, these ports primarily export goods to the landlocked countries bordering the lakes.

The use of the port of Mombasa in the neighbouring country of Kenya is considered an alternative to Dar es Salaam in the event of excessive delays at the Dar es Salaam port. Lamu port is another port in Kenya further to the north.

4.4.2 International Airports

Airports in Tanzania are managed by the TAA, which operates, manages, maintains and develops airports in the Tanzanian mainland.

The Julius Nyerere International Airport (JNIA) in Dar es Salaam is the biggest airport in Tanzania and the most common point of arrival for cargo and passengers from international destinations. The airport has three terminals and two paved runways 3,000 m and 1,000 m in length, respectively.

The airport is open 24 hours a day, capable of accepting wide body jet aircraft and operates in all weather conditions. Various international airlines operate regular services to Dar es Salaam, with 2.7 million passengers and 24,765 t of cargo being recorded passing through JNIA in 2023.

Three smaller international airports operate within Tanzania:

●	Abeid Amani Karume International Airport, Zanzibar

●	Kilimanjaro International Airport

●	Mwanza International Airport

Abeid Amani Karume International Airport services only the island of Zanzibar.

The Kilimanjaro International Airport is an airport in the north-eastern part of Tanzania, near the town of Arusha, approximately 1,000 km from the Kabanga site. The airport is located close to Mount Kilimanjaro National Park and is primarily used by tourists visiting the area, although the airport does have a cargo terminal that handled over 5,000 t of cargo in 2023.

Mwanza International Airport is primarily a regional airport in northern Tanzania, albeit the third busiest airport in Tanzania. Mwanza airport serves domestic flights and provides a regional access point for the Great Lakes countries of Uganda, Kenya, Rwanda, Burundi and the DRC.

Msalato International Airport is a proposed international airport project intended to serve the Tanzanian capital city of Dodoma.

The Project areas are supported by the domestic aerodromes and airports, specifically the Ngara Airport, Mwanza Airport and the Kahama Airport, as well as the proposed aerodrome at the Kabanga site.

4.4.3	Tanzania Bulk Water Infrastructure

The Project areas fall in the lake zone, which includes the Geita, Kagera, Mara, Mwanza, Shinyanga and the Simiyu regions. The national main waiter distribution network closest to the Kabanga site ends in Kahama. The Kahama refinery plans to utilise supply from the Kahama Urban Water Supply and Sanitation Authority (KUWASA) managed Kahama-Shinyanga water project, in addition to the other facilities. The water distribution network in Tanzania is managed by the Rural Water Supply and Sanitation Authority (RUWASA). There is no bulk water supply network available near the Kabanga site. Of Tanzania’s total surface area (947,300 km2), 61,500 km2 is covered by inland water. Major water bodies with their respective areas are:

●	Lake Victoria

●	Lake Tanganyika

●	Lake Nyasa

●	Lake Rukwa

●	Lake Eyasi

4.4.4 Tanzanian Road Infrastructure

The road network in Tanzania includes 86,472 km of roads, of which 12,786 km are categorised as main trucking roads and 21,105 km as regional roads. The road network is managed by TANROADS. The remaining 52,581 km of district, urban and feeder roads are managed by the Tanzania Rural and Urban Roads Agency (TARURA). Road transport carries over 90% of passengers and 75% of the freight traffic in Tanzania due to the lack of railway infrastructure or inland water ways.

Figure 4.6 Tanzanian Road Network

4.4.5 National Rail Infrastructure

The Tanzania Railways Corporation (TRC), a state-owned company, operates over 2,706 km of tracks mostly 1 m gauge in the central and northern parts of Tanzania, including Tanzania’s railway links to Kenya and Uganda. In the south of the country, the Tanzania-Zambia Railway Authority (TAZARA) maintains and operates a 975 km line (of 1,067 mm gauge) from Dar es Salaam to Kapiri Mposhi in Zambia.

TRC offers freight services on two lines:

●	Central Line

●	Tanga Line

Cargo and goods are delivered in country and from neighbouring countries via the Isaka Dryport, Mwanza and Kigoma Stations.

The rail network performance is constrained related to narrow gauge infrastructure and reliability of rolling stock, the government has implemented a project to upgrade the rail infrastructure starting from Dar es Salaam to Isaka and onward to Mwanza to improve capacity and reliability. The SGR development will increase capacity from current MGR train loads of 800 t per train to 6,000 t per train. The project will also link the country with Rwanda, Uganda, Burundi, and the DRC.

The SGR project consists of 2,000 km of rail development and upgrades broken up into six phases. It will link the port of Dar es Salaam to the port of Mwanza on Lake Victoria and further afield into neighbouring countries of Rwanda and Burundi. The first two phases, including track from Dar es Salaam to Makutupora (722 km of track), were nearing completion at time of writing. Phases 3 and 4 from Makutupora to Isaka (324 km of track) had also commenced with completion of the upgrades expected in Q1, 2026 (Deugro, 2024). The extent of the SGR project is indicated in Figure 4.7.

Work on the project has commenced and is reportedly progressing. .

The completion of the SGR rail project would provide a rail link with improved capacity between Kahama and Dar es Salaam in time for the start of refinery operations. The solution will, however, need to be reassessed once the SGR lines are completed, the rolling stock is available, and the reliability of operations can be better assessed.

The Isaka Dryport is the nearest railhead to the Kahama refinery, operates as an inland container terminal and offers neighbouring countries in East and Central Africa easier access for imported cargo. The Isaka Dry Port was granted dry port status in 1999, and importers can take delivery of products by issuing their Bill of Lading. This allows customs declarations, clearing and documentation to be completed at Isaka instead of Dar es Salaam, which mitigates the risk of delays due to port congestion at Dar es Salaam.

Figure 4.7 Standard Gauge Railway Key Routes

4.4.6 National Power Generation and Distribution

TANESCO is responsible for the production and distribution of most (98%) of the electrical power in the country. Tanzania’s energy mix includes biomass, natural gas, hydro, coal, geothermal, solar and wind generation.

TANESCO’s power distribution network length is estimated at 160,367 km of overhead cables. Mwenga Power Services, the only other entity licenced to carry out electricity distribution, has networks of a further 444 km.

Currently, Tanzania is self-sufficient in generation capacity with total installed power capacity of 1,938 MW as of 31 December 2023. The current maximum demand was recorded in August 2023 at 1,483 MW and TANESCO estimates that the power demand is growing at a rate of 10%–15% per year.

The Tanzanian government is increasing the national power generation capacity to 5,000 MW and expects to do this by 2025, when the Julius Nyerere Hydropower Project with a total capacity of 2,100 MW is brought on-line. At time of writing, one of the nine power generating units had been synchronised to the gird, adding 235 MW of generating capacity to the national grid and a further two generating units had been installed.

In addition to the JNHPP, the remainder of the government’s target will be met by the increased use of natural gas. The expansion of the generation capacity, especially the JNHPP is well on track to support the long-term needs of the Project.

4.5 Country and Regional Setting

Tanzania is located on the east coast of Africa, just south of the equator. It is bordered to the north by Kenya and Uganda, to the west by Rwanda, Burundi and the DRC (with an all-water boundary in Lake Tanganyika), and to the south by Zambia, Malawi and Mozambique. To the east, it borders the Indian Ocean. It has almost 4,000 km of land boundaries and approximately 1,500 km of coastline. Its total land area is approximately 885,500 km².

4.5.1 Population and Demographics

Tanzania is the largest and most populous East African country. Population distribution is extremely uneven through the country, with greater population clusters occurring in the northern half of country near Lake Victoria and along the east coast.

The most recent census held in August 2022 (The Population and Housing Census (PHC), for the United Republic of Tanzania) indicate that Tanzania had a population of 61,741,120 in 2022. Projections by the United Nations estimate the 2024 population of Tanzania at 69.4 million. The population is youthful, with 43% of the population under the age of 14 and mostly rural, while only 38% of the population is considered urban. The median age of the population is 17 years.

The World Bank notes that “Tanzania’s economy has been resilient, growing by 5.2% in 2023 compared to 4.6% in 2022. The services sector remained the main driving force behind Tanzania’s overall economic growth, expanding by 7.3%, supported by buoyant economic activities in financial and insurance, transport and storage, and trade and repair subsectors.”

Swahili and English are Tanzania’s official languages, with Swahili being more widely spoken and English primarily being a language of commerce, administration, and higher education. Arabic occurs mostly in Zanzibar, as does several other local languages.

4.5.2 National Government

The United Republic of Tanzania was formed in April 1964 from the union of Tanganyika and Zanzibar, which were granted independence in 1961 and 1963, respectively. Tanganyika gained independence from Great Britain in 1961. It had been a German colony, a British-administered League of Nations Mandate, and a United Nations Trust Territory under British Administration and Zanzibar was a British colony until independence in 1963. While Zanzibar became a constitutional monarchy, in Tanganyika, Julius Nyerere, established a one-party socialist political system that centralised power and encouraged national self-reliance and rural development. In 1964, a popular uprising overthrew the Sultan in Zanzibar and resulted in the expulsion of many of its residents. Later that year, Tanganyika and Zanzibar combined to form the United Republic of Tanzania, but Zanzibar retains considerable autonomy.

Tanzania is a constitutional multi-party democracy comprised of two governments: The Union Government, which doubles as the mainland (Tanganyika) government, and the Zanzibar Government. The First Schedule to the Union Constitution lists 22 Union matters. These include the Constitution and the Government of the United Republic, foreign affairs, defence and security, police, citizenship, immigration, emergency powers, external borrowing and trade, service in the Union Government, certain types of taxation, harbours, air transport, posts and telecommunication, currency, industrial licensing, higher education, minerals, oil and gas, civil aviation, statistics, the Court of Appeal and registration of political parties. Zanzibar retains, among other things, the management of its internal economy. Tanzania’s capital city is Dodoma in central Tanzania, and the National Assembly (the Bunge in Swahili) moved to Dodoma, where it now holds all its legislative sessions. Some government offices remain in Dar es Salaam which was previously the capital and continues as the commercial centre of the country.

Tanzania is a member of the United Nations, the Commonwealth, the African Union and multiple other international organisations. It is also a member of several regional organisations, most notably the East African Community (EAC). The EAC is a regional intergovernmental organisation of eight Partner States, comprising the Republic of Burundi, DRC, Republic of Kenya, Republic of Rwanda, Federal Republic of Somalia, Republic of South Sudan, Republic of Uganda and United Republic of Tanzania, with its headquarters in Arusha, Tanzania. The most notable advantage of this arrangement is that these countries operate in a customs union.

4.5.3 Regional Sub-Divisions

Tanzania is divided into 26 regions. Twenty-one on the mainland and five on Zanzibar. These regions are divided into administrative districts. The Kabanga site is in the Kagera region, in the north-west part of Tanzania. The regional capital of Kagera is Bukoba, located on the western shore of Lake Victoria. The Kagera region has six districts, including Ngara, where the project is located. Each district is further divided into wards and then villages. Some villages are further divided into sub-villages, sometimes referred to as hamlets.

The Ngara district comprises four divisions, seventeen wards and seventy villages and shares a common border with Rwanda and Burundi. The administrative centre of this district is in Ngara town, which is 89 km by road (approximately two hours by car). The closest village is Bugarama, 5 km to the north-west.

One of the legacies of Tanzania’s post-colonial socialist heritage is a highly organised and centralised system of administration which extends down to the village level. The Regional Commissioners and District Commissioners are appointed by the President. Members of the District Councils, the Ward Councils and the Village Councils are elected.

For the project, the key level of interaction on mineral policy, taxation and regulatory issues in general is the national government. However, considerable authority and responsibility for the delivery of social services have been delegated to the district level, which will continue to be a key level of interaction on local issues and for the community relations/development programmes. The village authorities will also be important participants for stakeholder engagement with regard to the delivery of community relations/development initiatives.

4.5.4 Burundi

The border with Burundi lies to the west and south of the Kabanga site. Burundi is one of Africa’s most densely populated countries, however the population concentrations tend to be in the north and along the northern shore of Lake Tanganyika in the west, away from the eastern border with Tanzania. About 90% of the Burundian population relies on subsistence agriculture. This has resulted in smaller plots. These factors contribute to food insecurity and poverty in Burundi.

Historically, migration flows into and out of Burundi have consisted overwhelmingly of refugees from violent conflicts, including refugees from conflict zones in Rwanda and the DRC. Following the controversial re-election of Pierre Nkurunziza in 2015, there has been sporadic episodes of violence linked to terror groups operating from the DRC, but these have typically occurred around the area north of Lake Tanganyika on the opposite side of the country from Tanzania. Burundi currently has troops operating in the DRC. Muyinga and Cankuzo, the north-west provinces of Burundi bordering the Kabanga area, have been peaceful and stable for many years.

5 HISTORY

Exploration at the Kabanga project has been undertaken in several different phases for over 45 years, with more than 637 km of drilling having been completed in total to the effective date.

5.1 UNDP Era (1976–79)

The first drilling on the deposit was undertaken between 1976 and 1979 by the UNDP, as part of a regional targeting for ultramafic bodies to identify nickel sulfide and nickel laterite mineralisation within the East Africa Nickel Belt in western Tanzania and Burundi.

In the Project licence area, 61 UNDP drillholes were completed, with work focussed on two areas of interest at that time, known as Block 1 and Block 2. These holes intersected five separate mafic-ultramafic bodies over a 7.5 km strike length and culminated in the delineation of an Indicated Mineral Resource for the area now known as Main zone.

An outbreak of hostilities between Tanzania and Uganda in 1978–79 caused work at the Project to be halted.

5.2 Sutton Era (1990–99)

5.2.1 Sutton – BHP JV Era (1990–95)

Following a 10-year government moratorium on exploration, Sutton Resources Ltd (Sutton) negotiated the mineral rights to the Project and formed KNCL and Kagera Mining Company Limited in 1990.

Initial work on the Main zone was expanded in 1992 to include the Kagera licence to the north-west, through the formation of a JV with BHP.

Exploration of the Kagera licence was undertaken from the Mururama exploration camp, located approximately 30 km north-west of the current Kabanga camp. The Kabanga exploration camp was established in its current location in 1993. Work continued to focus on the two Blocks outlined by the UNDP.

During 1993, drilling undertaken approximately 1 km north of the Main zone targeted the down-dip extension of a gossan ridge associated with a geophysical anomaly. A small, pipe-like ultramafic body was identified, with greater than 100 m of massive sulfide mineralisation intersected (drilled along plunge). This area is now known as North zone.

Drilling at the Project continued until the end of 1995, at which time BHP exited the JV. By this time, Main zone and North zone Mineral Resources had been reported.

5.2.2 Sutton (1995–97)

After the withdrawal of BHP, Sutton approached the market to obtain funding for continuing work at Kabanga and Kagera. Several companies assessed the project, and in July 1997, Anglo American Corporation (Anglo) entered into a JV agreement on both properties.

5.2.3 Sutton – Anglo JV Era (1997–99)

In July 1997, Sutton and Anglo-American Corporation (Anglo) entered into a JV on both properties. Drilling recommenced in October 1997 following refurbishment of the Kabanga camp. The initial focus of this drilling campaign was to extend the North zone high-grade massive sulfide resource, which appeared to be open at depth to the north. The deepest intersection from this programme was 9 m of massive sulfide mineralisation at approximately 800 m below the surface.

In April 1998, after completion of a total of 53 drillholes, an updated North zone Mineral Resource of 14.3 Mt at 2.56% Ni was reported.

Despite the lure of the open mineralisation at North zone, the recognition of the need for additional shallower ore to increase early throughput of the plant to an economic level led to a shift of exploration focus back to the Main zone area. Drilling recommenced in May 1998 and continued until October 1998. Main zone was remodelled, concentrating on the contact associated massive sulfide mineralisation. Updated Mineral Resources were estimated for Main zone and North zone, but these were not published.

5.3 Barrick Era (1999–2004)

In 1999, Barrick Gold Corporation (Barrick), through its purchase of Sutton, gained control of Bulyanhulu and other gold properties, thereby becoming ground holders at Kabanga and JV partners with Anglo.

After Anglo withdrew from the project in 2000, Barrick recommenced exploration of the down-dip extension of the North zone massive sulfide body. Drilling in January 2001 intersected mineralisation at depth, which appeared to be separate from North zone and similar in style to the Main zone mineralisation. This zone, located between Main zone and North zone, was named MNB.

Drilling through to 2002 refocussed on the North zone, extending the massive sulfide body to the north. Deep drilling below the North zone (1,500–1,700 m below surface) intersected massive sulfide mineralisation that was interpreted in 2007 to be part of the zone now known as Kima.

In 2003, Barrick completed a scoping study that was largely based on its work with Anglo. This scoping study relied on unpublished Mineral Resource estimates generated in 2002 using drilling completed up to the end of 2001.

In February 2004, Barrick began negotiations with Glencore, the successor of Xstrata Canada Corporation and Falconbridge Limited, seeking a JV partnership. No further exploration work was undertaken for the remainder of 2004.

5.4 Barrick – Glencore JV Era (2005–18)

In 2005, Barrick, issued a press release announcing a JV partnership with Falconbridge Limited, (Falconbridge Limited was acquired in 2006 by Xstrata, which then merged into Glencore in 2013). In the press release, Barrick also announced an Inferred Mineral Resource estimate for the Project of 26.4 Mt at 2.6% Ni, which represented the sum of the Main zone and North zone models from 2002.

A total of 64,957 m across 127 drillholes was completed between January 2005 and March 2006 for a scoping study (Phase I Scoping Study). Work focussed on verifying and infilling the models at the Main, North, and MNB zones.

Other exploration work was completed during this time to support the Phase I scoping study. This included: geophysical surveys proximal to the North and Main zones, collection and shipping of metallurgical sample, and geotechnical drilling at proposed infrastructure sites.

Between April and November 2006, a total of 81,256 m across 148 drillholes was completed for Phase II of the scoping study. This drilling programme was designed to continue to improve the confidence of the resource and to discover additional shallow, large-tonnage mineralisation to improve the economics of the Project. This work focused on verifying and infilling the mineralisation in the North and MNB zones. Additional metallurgical sample was also acquired for preliminary grinding / flotation testing at XPS in Canada. Updated resource models were generated for the Main, MNB, and North zones, and a new model for the newly-defined Tembo zone.

In mid-2006, Xstrata plc purchased Falconbridge Limited and acquired 50% ownership of the Project.

A total of 242,347 m across 555 drillholes was completed between December 2006 and November 2008 for a pre-feasibility study. This drilling programme was designed to further improve confidence in the North zone and Tembo zone resources and to discover additional mineralisation to improve the economics of the Project within a 15 km trucking distance of the planned mine infrastructure. Further metallurgical samples were also acquired for two pilot plant test runs. During 2007, the Kima zone massive sulfide was interpreted beneath North zone.

Regional exploration drilling tested seven -high-priority regional exploration targets at Bonde, Nyoka, Jabali, Balima, Kilimanjaro, Safari, and Nyundo (Keza-3). In November 2007, massive sulfide mineralisation was intersected at the Safari target with the discovery hole grading 1.88% Ni over 10.1 m as-drilled width.

Mineral Resource estimates were reported for the 2008 models in the 2008 Xstrata annual report.

From December 2008 through August 2009, a total of 21,368 m of drilling was completed. This drilling programme was successful in transferring an estimated 2.8 Mt in the mid-North zone from Inferred to Indicated status. Independent QA/QC and resource audits were completed during this time.

From 2010 through 2014, extensive geological / geophysical interpretation was carried out over the Kabanga licence area, coupled with assaying of unsampled historical BHP / Anglo holes in the Main zone area, and led to the development of several high-tenor nickel targets in the southern part of the Project area. Regional exploration work in this period was confined to geological mapping over regional licences and establishing access routes for planned 2011 programmes. Subsequent drilling in 2014 was limited to four holes, which were drilled to test two new target areas, and an additional two holes drilled into the Tembo North mineralisation.

In 2015, the project was widely reported to be on the market as Barrick and Glencore reconsidered their portfolios.

5.5 Tanzanian Mining Law Reform (2018–21)

The Kabanga licence held by the Barrick – Glencore JV had been due to expire in 2019, however, Tanzanian mining law changed in 2018, and one result of this was that all Tanzanian Retention Licences were cancelled; hence the Barrick – Glencore JV effectively lost its rights to the project.

During this period of legislative reform, the Barrick – Glencore JV reported that it was engaged in constructive dialogue with the Government of Tanzania with a view to reinstating its rights over the project.

On 19 January 2021, LZ Nickel Limited (predecessor of Kabanga Nickel Limited (KNL)) announced that it had signed a binding Framework Agreement with the Government of Tanzania for development of the Kabanga nickel project through the establishment of the Tembo Nickel Corporation Limited (TNCL) and the granting of a Special Mining Licence (SML) – the first of its kind – and a Refinery Licence (RFL).

In parallel, KNL entered into an agreement with the Barrick – Glencore JV to exclusively acquire all data and information relating to the previous mineral resource estimation, all metallurgical testwork and piloting data, analyses and studies, including a comprehensive draft feasibility study report produced in 2014 and subsequent updates.

5.6 Previous Technical Report Summaries

5.6.1 March 2023 Technical Report Summary

In March 2023, the Kabanga 2023 Mineral Resource Technical Report Summary was filed by Lifezone Holdings Ltd. (LHL).

5.6.2 November 2023 Technical Report Summary

In November 2023, the Kabanga 2023 Mineral Resource Update Technical Report Summary was filed by Lifezone Metals Ltd. (LZM). The 2023 Mineral Resource estimates were based on the project drillhole database available as at 17 September 2023, which totalled 622,484 m.

The December 2024 Mineral Resource Update was based on all project drilling completed to 4 December 2024, which equates to 637,749 m.

6 GEOLOGICAL SETTING, MINERALISATION, AND DEPOSIT

6.1 Regional Geological Setting

Geologically, the Kabanga nickel deposit is located within the East African Nickel Belt (EANB), which extends approximately 1,500 km along a north-east trend that extends from Zambia in the south-west, though the Democratic Republic of the Congo (DRC), Burundi, Rwanda, Tanzania, and Uganda in the north-east, and straddles the western boundary of the Tanzania Craton to the east, and the eastern boundary of the Congo Kasai Craton to the west.

In the northern and central sections of the EANB, a thick package of Paleoproterozoic to Mesoproterozoic metasedimentary rocks, from the Karagwe-Ankole Belt (KAB), overlies this boundary, within which occurs a suite of broadly coeval, bimodal intrusions, (Evans et al, 2016). These igneous rocks correspond to the Mesoproterozoic Kibaran tectonothermal event between 1,350–1,400 Ma, (Kokonyangi et al, 2006; Tack et al, 2010).

The KAB has been divided into several broad domains, (Tack et al, 1994):

●	An Eastern Domain (ED) that is characterised by lower degrees of metamorphism and tectonism, and the absence of Kibaran-aged granite magmatism,

●	A Western Domain (WD) characterised by higher degrees of metamorphism and polyphase deformation, and the voluminous Kibaran granite intrusion, and

●	A Transitional Domain (TD) between the other two domains, which is marked by a north-east trending line of mafic-ultramafic intrusions known as the Kabanga-Musongati Alignment (Tack et al, 1994).

The sedimentary rocks of the ED and WD form uncorrelated and distinct sub-basins, both comprising alternating arenaceous and pelitic rocks, including quartzites, schists, greywackes, and conglomerates developed in long-lived, shallow water intracratonic and pericontinental basins, (Fernandez Alonso et al, 2012).

The Kibaran igneous rocks comprise mafic-ultramafic intrusions, including well-differentiated lopolithic layered intrusions and small, narrow, tube-like sills, often concentrically zoned, called chonoliths. The nickel mineralisation zones discovered to date have exclusively been found associated with the mafic-ultramafic intrusions, in particular, along the Kabanga-Musongati Alignment, (Deblond and Tack, 1999; Evans et al, 2000). Felsic intrusions occur coeval with the mafic-ultramafic intrusions. Recent ages (zircon U Pb SHRIMP) from Kabanga date the marginal mafic rocks of the intrusion at 1,403 ± 14 Ma, (Maier et al, 2007).

Figure 6.1 shows a stratigraphic column of the regional geology of the area.

Figure 6.1 Stratigraphic Column for the Kagera Supergroup

KNL, 2023 (modified from Fernandez Alonso et al. (2012), and Koegelenberg et al. (2015)).

6.2 Property Geology

The intrusions that host the potentially economic nickel-bearing massive sulfide zones known to occur in the Project area, namely Main, MNB, Kima, North, Tembo, and Safari, are hosted within steeply-dipping overturned metasediments (dipping 70° to 80° to the west), with a north–north-east strike orientation (025°) from Main to North zone, changing to a north-east strike orientation (055°) (dipping north-west) from North to Tembo. The zones are located within, and at the bottom margin of, the -mafic-ultramafic chonoliths. The chonoliths are concentrically zoned with a gabbronorite margin and an ultramafic cumulate core zone that ranges in composition from sulfidic dunite, plagioclase-peridotite, orthopyroxenite, to olivine melanorite, (Evans et al, 2000).

The metasediments comprise approximately 90% metapelites and metasandstones, with the remainder comprising clean arenitic metasandstones or quartzites, (Evans et al, 2016). Lenses and bands of iron sulfides (up to 5% modal of pyrrhotite) and graphite are common in the more-pelitic rocks, and it has been demonstrated that the sulfur within the different zones has similar isotopic signatures, indicating significant assimilation of external sulfur from the KAB sediments, (Maier et al, 2010).

A plan view of the geology of the Project area is shown in Figure 6.2.

Figure 6.2 Plan View Schematic of Geology of the Kabanga Area (UTM)

6.3 Lithologies and Stratigraphy

Three lithological groups are present at Kabanga:

●	Metasediments comprising a series of pelitic units, schists, and quartzites, forming the hanging wall and footwall of the mineralisation.

●	Mafic-ultramafic intrusive complex rocks, which display a wide range of metamorphism / metasomatism. These lithologies can carry significant sulfide mineralisation, such as in the ultramafic unit termed UMAF_1a (≥30% sulfides, located adjacent to the massive sulfide mineralisation, present at Tembo and North).

●	Remobilised massive sulfide mineralisation (>80% sulfides) (MSSX), which carries 90% of the sulfide occurrence, and massive sulfide mineralisation with xenoliths of metasedimentary or gabbro / ultramafic rock (≥50% < 80% sulfides) (MSXI).

The principal sulfide in the massive sulfide is pyrrhotite, with up to 15% pentlandite. The pentlandite shows distinct globular recrystallisation textures, with crystals reaching up to 5 cm in size. Accessory sulfides include chalcopyrite and traces of pyrite, galena, arsenopyrite, cubanite, niccolite, cobaltite, and mackinawite.

Typical Main and Tembo zone cross-sections displaying the local stratigraphy are shown in Figure 6.3.

Figure 6.3 Typical Stratigraphy Cross-Section Schematics for North and Tembo (local grid)

6.4 Structural Setting

The Kabanga sulfide lenses are thought to have been remobilised within a large shear zone, initially conforming to -early-phase folding geometries, and subsequently modified and partitioned by low-angle thrusting and cross-faulting. The Project area has been found to be structurally complex, with five fault sets identified to date. The complexity of the structural setting is illustrated by the interpreted satellite imagery and a schematic 3D interpretation, shown Figure 6.4 and Figure 6.5 respectively.

Of note is the existence of an RQD model completed by an independent consultancy (2008–09) to support the current structural interpretation of the Project area.

Figure 6.4 Plan View of Major Structures (Kabanga mineralisation zones shown in red)

Yellow=Set A; Blue=Sets B and D; Black=Set C; and Purple=Set E. Grid north top of image.

Figure 6.5 Comparative Interpretation of 3D and 2D VTEM Data

6.5 Deposit Description

The Project comprises six distinct mineralised zones, namely (from south-west to north-east) Main, MNB, Kima, North, Tembo, and Safari, which occur over a strike length exceeding 7.5 km. The five mineralised zones that contribute to the Mineral Resource estimate (Main, MNB, Kima, North, and Tembo), extend over a total strike length of 6 km, and for up to 1.7 km below the surface.

Figure 6.6 is a projected long-section schematic showing all the mineralised zones identified to date at Kabanga.

6.6 Mineralisation Style

Kabanga sulfide mineralisation occurs both as:

●	Disseminated to net-textured interstitial sulfides within the cumulate core of the Kabanga chonoliths, as well as externally, and

●	Massive and semi-massive bodies along the lower or side margins of the chonolith, that being the contact with the stratigraphic host, (Evans et al, 1999).

The massive sulfides, defined as having >80% modal sulfide, comprise dominantly pyrrhotite, with trace to 15% pentlandite. These account for the majority of the Mineral Resource estimates reported for the Project. Pentlandite exhibits distinct recrystallisation textures expressed as globules up to 5 cm in diameter. Accessory sulfides include chalcopyrite and trace pyrite, galena, arsenopyrite, cubanite, niccolite, cobaltite, and mackinawite. Remobilised, generally pyrrhotite-rich, massive sulfides also occur as cross-cutting and conformable veins within the ultramafic units.

The tenor composition of the sulfides (as represented by the percentage of nickel in 100% sulfide) ranges from 5% to 6% near the basal margins to 0.5% to 1% in the upper cumulates, (Evans et al, 1999; Maier and Barnes, 2010). Tenor also varies between mineralised zones, generally the smaller intrusive bodies (by cross-sectional area) that occur lower in the stratigraphy, such as North and Tembo, are more richly endowed.

The mineralisation geometry at each zone is shown on example cross-sections in Figure 6.7 through Figure 6.10.

6.7 Alteration and Weathering

At surface, the ultramafic bodies are completely weathered to saprolite. The depth of oxidation ranges from 40–100 m in the Project area. At North, massive sulfides are weathered to depths of 80–100 m. The Tembo massive sulfide horizon is located 98% in fresh, unoxidised material. In general, nickel laterite formation over the associated ultramafic is weakly developed with minor nickel-bearing serpentine and rare garnierite.

Figure 6.6 Schematic Projected Long-section of the Kabanga Mineralised Zones (truncated UTM, looking north-west)

Note:	Topography and oxidation wireframes are sliced on the long-section plane, whereas the drillholes and model are projected onto the plane (hence some drillholes appear to collar above topography)

Figure 6.7 Example Schematic Cross-section* of Mineralisation Geometry at Main Zone (truncated UTM)

Topography
11600 mRL
Oxidation
LQTZ
11400 mRL
11200 mRL
LSSC
11000 mRL
BNPU
LRPU
10800 mRL
10600 mRL
MSSX
UMAF
INTRUSIVE
BNPU
LSSC
LQTZ
USSC
UQTZ
SSC
Drillholes (On Section)
Oxidation Surface
Surface Topography
0
50
100
150
200

*	Oblique cross-section looking 030°, +/- 15 m projection.

Figure 6.8 Example Schematic Cross-section* of Mineralisation Geometry at MNB Zone (truncated UTM)

11600 mRL
11400 mRL
11200 mRL
11000 mRL
10800 mRL
10600 mRL
Topography
Oxidation
UQTZ
USSC
LQTZ
LSSC
BNPU
LRPU
MSSX
UMAF
INTRUSIVE
BNPU
LSSC
LQTZ
USSC
UQTZ
SSC
Drillholes (On Section)
Oxidation Surface
Surface Topography
0
50
100
150
200

*	Oblique cross-section looking 030°, +/- 15 m projection.

Figure 6.9 Example Schematic Cross-section* of Mineralisation Geometry at North Zone (with Kima) (truncated UTM)

Topography
Oxidation
SSC
UQTZ
USSC
LQTZ
LSSC
BNPU
LRPU
Kima
11600 mRL
11400 mRL
11200 mRL
11000 mRL
10600 mRL
MSSX
UMAF
INTRUSIVE
BNPU
LSSC
LQTZ
USSC
UQTZ
SSC
Drillholes (On Section)
Oxidation Surface
Surface Topography
0
50
100
150
200

*	Oblique cross-section looking 030°, +/- 15 m projection.

Figure 6.10 Example Schematic Cross-section* of Mineralisation Geometry at Tembo Zone (truncated UTM)

11600 mRL
11400 mRL
11200 mRL
11000 mRL
10800 mRL
10600 mRL
Topography
Oxidation
UQTZ
USSC
LQTZ
LSSC
BNPU
LRPU
MSSX
UMAF
INTRUSIVE
BNPU
LSSC
LQTZ
USSC
UQTZ
SSC
Drillholes (On Section)
Oxidation Surface
Surface Topography
0
50
100
150
200

*	Oblique cross-section looking 038°, +/- 15 m projection.

7 EXPLORATION

Exploration at the Project has been undertaken in several different phases for over 45 years, with more than 637 km of drilling having been completed in total (to the effective data). This drilling is summarised in Table 7.1.

Table 7.1 Exploration Drilling Summary

Years	Companies	Metres Drilled	Discovery	Location / Purpose
1976–79	UNDP	20,068	Main	Exploration
1991–92	Sutton Resources	12,974		Main / Resource Definition
1993–95	Sutton-BHP JV	37,947	North	Main and North / Resource Definition
1997–99	Sutton-Anglo JV	56,227		North / Resource Definition
2000–04	Barrick Gold Corp.	39,931	MNB	North / Resource Definition
2005–08	Barrick-Glencore JV	64,957 81,256 242,347	North Deep, Tembo, Safari, and Kima	Phase I Scoping Study Phase II Scoping Study North and Tembo / Pre-feas.
2008–09 2011–12 2014	Barrick-Glencore JV	21,368 5,303 3,320		North, Main and Tembo / Feasibility Study
2021–23	KNL	23,913 8,192 9,919 4,416 4,540 1,071		Tembo (infill and extension) Safari North (infill) Tembo and North / (met) Tembo and North / (geotech.) Tembo and North Boxcut / (geotech.)
Total		637,749

7.1 Exploration Timeline

7.1.1 Early Regional Exploration : 1976–79

The first drilling on the deposit was undertaken between 1976 and 1979 by the United Nations Development Programme (UNDP), as part of a regional targeting for ultramafic bodies to identify nickel sulfide and nickel laterite mineralisation within the East Africa Nickel Belt in western Tanzania and Burundi.

In the Project licence area, 61 UNDP drillholes were completed, with work focussed on two areas of interest at that time, known as Block 1 and Block 2. These holes intersected five separate mafic-ultramafic bodies over a 7.5 km strike length and culminated in the delineation of an Indicated Mineral Resource for the area now known as Main zone.

The UNDP work delineated a further 48 geochemical stream anomalies (21 Ni anomalies and 27 Cu, Co, Cr, and Zn indicator anomalies) and 30 magnetic / radiometric anomalies.

A second-phase follow-up programme evaluated a number of these targets, of which 12 magnetic / Ni geochemical anomalies were highlighted and recommended for additional -follow-up.

An outbreak of hostilities between Tanzania and Uganda in 1978–79 caused work at the Project to be halted.

7.1.2 Sutton Era Exploration

7.1.2.1 Sutton – BHP JV : 1990–95

Following a 10-year government moratorium on exploration, Sutton Resources Ltd (Sutton) negotiated the mineral rights to the Project and formed Kabanga Nickel Company Limited (KNCL) and the Kagera Mining Company Limited in 1990.

Initial work on the Main zone was expanded in 1992 to include the Kagera licence to the north-west, through the formation of a JV with BHP.

Exploration of the Kagera licence was undertaken from the Mururama exploration camp, located approximately 30 km north-west of the current Kabanga camp. The Kabanga exploration camp was established in its current location in 1993. Work continued to focus on the two Blocks outlined by the UNDP.

During 1993, drillhole KN93-36 was drilled approximately 1 km north of the Main zone, targeting the down-dip extension of a gossan ridge associated with a geophysical anomaly. This hole intersected a small, pipe-like ultramafic body with greater than 100 m of massive sulfide mineralisation intersected (drilled along plunge). This area is now known as North zone.

Nine holes were drilled in southern Main zone, with the best result 1.2% Ni over 2.15 m in drillhole KN95-99 (Block 1 south). This drilling programme also intersected numerous zones of low Ni-tenor massive sulfide to the east of Main zone, with the best result 0.4% Ni over 34.6 m in drillhole KN91-11. Two holes were drilled in the area now known as the Tembo zone, but no mineralisation was intersected at this time.

Drilling at the Project continued until the end of 1995, at which time BHP exited the JV. By this time, Main zone and North zone Mineral Resources had been reported (Evans, 1995), which included a Main zone Indicated Mineral Resource of 5.95 Mt at 1.16% Ni, and a North zone Indicated Mineral Resource of 4.18 Mt at 2.21% Ni.

7.1.2.2 Sutton – Anglo JV : 1997–99

In July 1997, Sutton and Anglo American Corporation (Anglo) entered into a JV on both properties. Drilling recommenced in October 1997 following refurbishment of the Kabanga camp. The initial focus of this drilling campaign was to extend the North zone high-grade massive sulfide resource, which appeared to be open at depth to the north.

An initial drilling programme of 18,000 m was planned. This was subsequently extended to 26,000 m following the discovery of continuous mineralisation extending to depth. Up to this time, little drilling had been completed at depths greater than approximately 400 m below surface. The deepest mineralised intersection from the 1997 programme was 9 m of massive sulfide mineralisation at approximately 800 m below the surface in drillhole KN98-45.

In April 1998, after completion of a total of 53 drillholes, a North zone Mineral Resource of 14.3 Mt at 2.56% Ni was estimated, (Verbeek, J.A. and Wawruch, T.M. of MinRED 2000).

Despite the open-ended nature of the mineralisation at North zone, the recognition of the need for additional shallower ore to increase yearly throughput of the plant to an economic level led to a shift of exploration focus back to the Main zone area. Drilling recommenced in May 1998 and continued until October 1998. Main zone was remodelled, concentrating on the contact-associated massive sulfide mineralisation. Updated Mineral Resources were estimated for Main zone and North zone, but these were not published.

The Sutton and Anglo JV undertook additional drilling in the Block 1 South area (36 holes), and Nyanzali / Luhuma target areas, with low grade (<1% Ni) mineralisation encountered.

7.1.3 Barrick Era Exploration

7.1.3.1 Barrick : 1999–2004

In 1999, Barrick Gold Corporation (Barrick), through its purchase of Sutton, gained control of Bulyanhulu and other gold properties, thereby becoming ground holders at Kabanga and JV partners with Anglo.

After Anglo withdrew from the project in 2000, Barrick recommenced exploration of the down-dip extension of the North zone massive sulfide body. Drilling in January 2001 intersected mineralisation at depth, which appeared to be separate from North zone and similar in style to the Main zone mineralisation. This zone, located between Main zone and North zone, was named MNB.

Initial interpretations suggested a 2 km-long body at the base of an ultramafic conduit, which could be interpreted as an extension to the Main zone. Drilling through to 2002 focussed on North zone, extending the massive sulfide body to the north with an additional six holes. Deep drilling below the North zone (1,500–1,700 m below surface) intersected massive sulfide mineralisation that was interpreted to be part of the zone now known as Kima. Four exploration holes were completed by Barrick in the area now known as the Tembo zone without encountering any nickel sulfide mineralisation.

In 2003, Barrick completed a scoping study that was largely based on data obtained during its work with Anglo. This scoping study was based on unpublished Mineral Resource estimates generated in 2002 using drilling completed up to the end of 2001.

In late-2003, an updated resource model was generated by the exploration group to incorporate all holes up to and including the 2003 drilling programme.

In addition to the primary Kabanga licence, Barrick also controlled eight Prospecting Licence (PL) areas at the Project. Reports to the end of 2003 indicate that little work was conducted on these licences other than litho-geochemical research studies (mafic-ultramafic rocks and gossans) and geochemical surveys (soil and stream sediment). Exploration grids for soil surveys were implemented in 2000 on three PLs, where a total of 805 samples were taken. The results of the geochemical soil programmes showed tight linear and coherent Ni, Cu, and Co anomalies coincident with known occurrences of mafic and ultramafic bodies. Stream sediment sampling (130 samples) was carried out on a regional PL in 2003 to coincide with a reconnaissance mapping programme.

In February 2004, Barrick began negotiations with Glencore, the successor of Xstrata Canada Corporation and Falconbridge Limited, seeking a JV partnership. No further exploration work was undertaken for the remainder of 2004.

In January 2005, with JV negotiations still in progress, work resumed on an infill drilling programme at Main zone. A total of 10,557 m of drilling had been completed by the time the JV agreement was formalised on 22 April 2005.

7.1.3.2 Barrick – Glencore JV : 2005–18

In 2005, Barrick issued a press release announcing a JV partnership with Falconbridge Limited, (Falconbridge Limited was acquired in 2006 by Xstrata, which then merged into Glencore in 2013. All are referred to as Glencore from hereon). In the press release, Barrick also announced an Inferred Mineral Resource estimate of 26.4 Mt at 2.6% Ni, representing the sum of the Main zone and North zone models from 2003.

A total of 64,957 m across 127 drillholes was completed between January 2005 and March 2006 for a scoping study (known as the Phase I scoping study). Work focussed on verifying and infilling the models at Main, North, and MNB zones.

Other exploration work was completed during this time to support the Phase I scoping study. This included:

●	Geophysical surveys:

-	285 Crone electromagnetic geophysical surveys (BHEM) with physical properties in 42 drillholes, 1,677 line-km of ground geophysical surveys (352 km UTEM Lamontagne, 1,325 Crone FLEM), and 4,878 line-km of Geotech airborne VTEM surveys. The VTEM airborne surveys, in conjunction with historical soil surveys and a BHP GEOTEM airborne magnetic survey, were used to target the ground FLEM and UTEM surveys.

-	17.6 km of superconducting quantum interference device (SQUID) and 12 km of fixed-loop TEM surface electromagnetic surveys, as well as an airborne helicopter VTEM survey (2,615 km).

●	These geophysical survey programmes commenced with baseline surveys over the known mineralisation zones to determine their geophysical signature. Most of the surveys were proximal to the North and Main zones, moving outwards to regional properties.

●	Collection of metallurgical samples was undertaken between April and July 2005. A total of 2,908 kg of sample was shipped for metallurgical testing.

●	Five holes were drilled for geotechnical purposes at proposed infrastructure sites.

Between April and November 2006, a total of 81,256 m across 148 drillholes was completed for Phase II of the scoping study. This programme was designed to continue to improve the confidence of the resource and to discover additional shallow, large-tonnage mineralisation to improve the economics of the Project. BHEM surveys with physical properties were completed in 95 drillholes. This work focussed on verifying and infilling the resource models in the North and MNB zones. Additional metallurgical sample was also acquired for preliminary grinding / flotation testing at XPS in Canada. A further 2,600 kg of sample was shipped to the Falconbridge Technology Centre for metallurgical testing. Updated models were generated for the Main, MNB, North, and Tembo zones.

In mid-2006, Xstrata plc purchased Falconbridge Limited and acquired 50% ownership of the Project.

7.1.3.3 Barrick – Glencore JV : 2006–08

A total of 242,347 m across 555 drillholes was completed for a pre-feasibility study between December 2006 and November 2008. Of this total, 121,051 m was completed across 246 holes at the North zone and 105,735 m across 280 holes at the Tembo zone This exploration programme was designed to further improve confidence in the North and Tembo resources and to discover additional mineralisation to improve the economics of the Project within a 15 km trucking distance of the planned mine infrastructure. Further metallurgical samples were also acquired for two pilot plant test runs. During 2007, the Kima massive sulfide zone was interpreted beneath North zone.

BHEM surveys with physical properties were completed in 134 drillholes.

In 2007, an additional drilling programme that totalled 6,836 m tested 10 target horizons outside the then-current modelled limits. Nickel sulfide mineralisation was intersected in two of the drillholes, which increased the North mineralisation by approximately 125 kt at 2.51% Ni and extended the Kima mineralisation. BHEM surveys were completed in all 2007 holes.

Regional exploration drilling totalled 8,725 m across 19 holes, testing seven high-priority regional exploration targets at Bonde, Nyoka, Jabali, Balima, Kilimanjaro, Safari, and Nyundo (Keza-3), along with 16 BHEM surveys. In November 2007, massive sulfide mineralisation was intersected at the Safari target with the discovery hole grading 1.88% Ni over 10.1 m (as-drilled width).

Mineral Resource estimates were reported for the 2008 models in the 2008 Xstrata annual report.

7.1.3.4 Barrick – Glencore JV : 2008–10

From December 2008 through August 2009, a total of 21,368 m of drilling was completed. This drilling programme was successful in transferring an estimated 2.8 Mt in the mid-North area from Inferred to Indicated status.

From October 2009 through September 2010, work focussed on: updating all resource models; completing a new North UMAF resource estimate; adding estimates of deleterious component (Cr, As, Pb, and MgO) into the models; estimating density values by kriging methods; and conducting new variographic studies for the North and Tembo zones. Waste models were also produced for the North and Tembo zones.

An independent consultancy firm performed both a QA/QC audit and a Mineral Resource audit during this period, with final reports submitted in August 2009.

7.1.3.5 Barrick – Glencore : 2010–14

From 2010 through 2014, extensive geological / geophysical interpretation was carried out over the Kabanga licence area, coupled with assaying of unsampled historical BHP / Anglo holes in the Main zone area, and led to the development of several high-tenor nickel targets in the southern part of the Project area.

Crone FLEM surveys were conducted from 25 November 2010 through 17 December 2010, a total of eight loops (40 line-km) were surveyed. Preliminary results indicated a >500 m length 50 Siemen conductor associated with known high-tenor nickel drillhole intercepts in the Banded Pelite (BNPU) footwall to the Main zone; this was the best drill result to that date at 8.36% Ni over 4.6 m (known as the Water Pump target).

Regional exploration work in this period was confined to geological mapping over regional licences and establishing access routes for planned 2011 programmes.

Subsequent drilling in 2014 was limited to four holes at North (KN14-01 through KN14-04 (2,507 m)), which were drilled to test two new target areas, and an additional two holes were drilled into the Tembo North area (KL14-01 and KL14-01A (813 m)).

Figure 7.1 shows the collar locations of all of the drillholes completed on the Kabanga licence to date, and which are included within the current database, as well as the vertically projected outlines of the main mineralised zones.

7.1.3.6 Historical Regional Exploration

The regional exploration programme tested six high-conductance fixed loop EM (FLEM) target areas with a total of eight drillholes. All the surface geophysical S1 conductors targeted for drilling have been attributed to sulfidic metasediments considered to have masked any response from nickel-bearing massive sulfide.

FLEM surveys were conducted over 84.6 line-km. These surveys were targeted over conductors identified by the 2005 and 2008 VTEM airborne surveys, and also over magnetic highs from the 1992 GEOTEM airborne survey. The FLEM surveys conducted over regional licences were primarily Lamontagne UTEM surveys, with minor Crone FLEM follow-up surveys.

Detailed FLEM surveys were also conducted over the Panda/ Mto target area to determine if lower frequencies were capable of better resolving massive sulfide targets. It was found that the lower frequency work was not capable of distinguishing known mineralisation / BHEM plate from conductive metasediments. A discrete, 300 m-long, high conductance FLEM conductor coincident with the magnetic high was outlined at the Mto South target area in 2012 (untested by drilling).

Regional exploration work also included geological mapping over nine licence areas, and a soil sampling survey over the southern part of the Kili FLEM conductor.

7.1.4 TNCL Exploration : 2021–Present

In December 2021, TNCL commenced activities after the granting of SML 651 / 2021. A total of 52,051 m of drilling across 112 holes has been completed since that time, including:

●	Resource definition drilling – 42,278 m (included 10,173 m across 13 holes at North, 23,912 m across 52 holes at Tembo and 8,192 m across 13 holes at Safari and Safari Link),

●	Drilling to obtain metallurgical samples – 4,163 m (included 1,731 m across nine holes at North and 2,432 m across five holes at Tembo),

●	Drilling for geotechnical purposes – 4,540 m (included 985 m across three holes at North and 3,555 m across eight holes at Tembo), and

●	Portal drilling – 1,071 m (including 715 m across five holes at the proposed North boxcut location and 356 m across four holes at the proposed Tembo boxcut location).

7.2 Exploration and Drillhole Database

The Project drillhole database history spans from 1976 to present.

KNL’s drilling database is currently maintained using Fusion software. Globally, including regional data, the KNL database totals over 658 km of diamond drilling.

7.3 Drilling, Core Logging, Downhole Survey, and Sampling

7.3.1 Drilling

Drilling has been completed exclusively by diamond drilling, with holes generally collared at PQ diameter (core approximately 85 mm) to drill through the highly weathered quartzite, then downsizing to HQ diameter (core approximately 63.5 mm) down to 300–600 m downhole, and then typically finishing in NQ diameter (core approximately 47.6 mm) for drilling into the deeper parts of the North and Kima area. The PQ/HQ/NQ combination was considered essential to be able to successfully drill through the thick Rubona Quartzite formation, which contains frequent narrow schist interbeds that can cause deflection issues. At Tembo, over 90% of the historical holes were collared using HQ diameter down to 50–100 m downhole, and then continued with NQ coring to target depth due to the reduced amount of Rubona Quartzite that will be encountered.

7.3.2 Core Recovery

Core recovery was assessed by trained geotechnical technicians at Kabanga site, based on the average 3 m core runs. All core was re-oriented by hand, and any intervals of missing core was noted in the logs. In the massive sulfide intervals, the most common reason for any missing core was grinding by the drill bit, since massive sulfide is less hard than the hanging wall metasediments. This issue was addressed by informing the drill crews of the expected depth of intercept and slowing down the drill rate when approaching this depth. All Kabanga drill logs have a separate database table for core recovery.

Core recovery throughout the drill programmes has been excellent with an average core recovery of 98%.

7.3.3 Core Logging

Kabanga geologists used a standardised geological unit classification comprising the following principal geological units:

●	Massive sulfides (MSSX (without country rock xenoliths), MSXI (with xenoliths))

●	Net-textured sulfides to semi-massive sulfides in ultramafic matrix (UMAF_1a)

●	Generally-unmineralised ultramafic (peridotite) (UMAF_KAB)

●	Generally-unmineralised gabbro-gabbronorite (KAB_GAB)

●	Upper and Lower Quartzites (UQTZ, LQTZ)

●	Upper and Lower Spotted Schist (USSC, LSSC)

●	Banded Pelite (BNPU)

●	Lower Pelite (LRPU)

Massive sulfide mineralisation is broken into two logged units; remobilised massive sulfide (>80% sulfide) (MSSX), which carries 90% of the sulfide occurrence, and massive sulfide with xenoliths of metasedimentary, or gabbro / ultramafic rock (≥50% to 80% sulfides) (MSXI). The ultramafic-hosted UMAF was logged primarily as unit UMAF_1a and varies from net-textured, to heavily disseminated, to semi-massive sulfide.

The stratigraphic sequence at Kabanga is overturned, therefore, while it dips to the west–north-west, the younging direction is towards the east–south-east.

7.3.4 Core Sampling

Samples are taken for all mineralised zones, with a typical 2–3 m selvedge of samples into adjacent non-mineralised material either side (hanging wall and footwall).

Sampling procedures at Kabanga were basically unchanged from 2001 through 2023:

●	All geological contacts were respected when determining sample lengths.

●	Mineralised intervals, including massive sulfide, were sampled with a typical maximum of 1 m sample length, and a minimum 0.25 m sample length.

●	Weakly mineralised intervals (mainly within ultramafic) were sampled with a typical maximum of 2 m sample length.

7.3.5 Collar Survey

All drillhole collars from 2001 through 2009 were surveyed to decimetre scale accuracy using either a TCR703 Leica, or Thales Promark 3 instrument.

DGPS was used following the demobilisation of Direct Systems Australia from site in late-2009.

7.3.6 Down-hole Survey

Down-hole survey was completed for all Tembo drillholes (100% by Gyro method), and all but 1% of the drillholes for North (82% by Gyro method, 17% by Maxibor method).

Table 7.2 summarises all surveyed drillholes utilised for the 2024 resource model. In addition, repeat Gyro surveys were conducted in a minimum 10% of all drillholes drilled at Kabanga from 2005 onwards, and progressive Gyro surveys were conducted in all deep drillholes at North zone. A number of historical holes at North were re-entered for Gyro surveys and 15 drillholes at North (shallow and mid-depth holes) were excluded from the MSSX model due to either erroneous historical survey data or being replaced by 2005–09 KNCL holes.

In addition, drillholes drilled for metallurgical / geotechnical purposes were generally only used to shape the interpretation wireframe as no samples were taken in the massive sulfide zone. As a verification measure, multi-shot surveys were conducted by the drilling companies in all 2001–09 drilling at a nominal 30 m interval and compared with the Gyro surveys. In addition, all holes surveyed by BHEM used a RAD orientation tool (234 holes at North and Tembo). These results were also compared to Gyro surveys.

Table 7.3 provides the statistics in terms of down-hole survey for the complete North and Tembo drillhole database.

Table 7.2 Down-hole Survey Statistics for North and Tembo

Mineralised Zone	No. of Drillholes used in the 2024 model	Down-hole Survey Method
		Gyro	Single/Multi-Shot
North – Massive Sulfide	380	90%	10%
North – Ultramafic	86	80%	20%
Tembo – Massive Sulfide	240	100%	0%
Tembo – Ultramafic	99	100%	0%

Table 7.3 Down-hole Survey Statistics for North and Tembo

Survey Type	North	Tembo
Gyro + Multi-shot	82%	100%
Maxibor	17%	none
No Survey	1%	none

The drilling, core logging, down-hole survey, and sampling activities can be summarised as follows:

●	Diamond drilling is used exclusively, collared in PQ diameter (core approximately 85 mm), then downsizing to HQ diameter (core approximately 63.5 mm) down to 300–600 m, then typically finishing in NQ diameter (core approximately 47.6 mm) at North; and collared in HQ down to 50–100 m, and typically finishing in NQ diameter at Tembo.

●	Geology and geotechnical core logging was performed by experienced geologists following standardised logging codes.

●	Collar survey was completed to within 30 cm accuracy.

●	Down-hole survey was completed for all Tembo drillholes (100% by Gyro method), and all but 1% of the drillholes for North (82% by Gyro method, 17% by Maxibor method).

●	The average core recovery is 98%.

●	Sampling was routinely done on 1 m intervals, with a maximum of 2 m intervals in weakly mineralised zones. All samples respected geological contacts.

Drillhole collar locations are shown in Figure 7.1.

Figure 7.1 Kabanga Drillhole Locations Proximal to Mineral Resources (truncated UTM)

7.3.7 Borehole Electromagnetic (BHEM) Data

During the various exploration campaigns, borehole electromagnetic (BHEM) surveys have been completed on a significant number of drillholes: 42 drillholes in the Phase I scoping study, 95 in the Phase II scoping study, and 134 in the pre-feasibility study. All BHEM surveys at Kabanga were completed by Crone Geophysics using Crone 3-component sensors and step-response processing.

The data obtained is representative of the physical properties of the terrain, and it is likely that the data measured could be used as indicators / confirmation of mineralogical / physical ground properties such as:

●	Temperature = reactive ground relative to sulfide abundance exposed to oxygen; potential mineralisation marker.

●	Conductivity = sulfides would be more conductive, abundance giving greater results; potential mineralisation marker.

●	Magnetic susceptibility = likely associated with Fe (magnetite) alteration, which probably follows the sulfides. Possibly some other minerals present too.

●	Gamma tool (K, Th, U) = indicative of marker horizons such as shale (higher K, and possible Th). There may be some U alteration markers also that are potentially useful to help follow the stratigraphy.

7.3.8 Drillhole Database

Fusion data management software was used to facilitate the storage and movement of data between a central database and a local database. Distributed database upgrades were responsible for moving any changes made to the configuration of the central database down to the local database. DHLogger was the data capture tool used for logging and editing drillhole data. Database validations were undertaken routinely.

7.4 Density Measurements

The massive sulfide (MSSX and MSXI), and mineralised ultramafic (UMAF) that comprise the mineralisation within the Mineral Resources at all Kabanga zones, lie below the level of oxidation (nominally 90–100 m below surface), and are competent, unaltered rock units that have no notable porosity.

The upper limit of the North mineralisation wireframe was trimmed to exclude all weathered / oxidised massive sulfide (based on visual examination of drill core / drill core photos and sulfur content). The massive sulfide horizon at the Tembo zone is more than 98% within fresh material, with minor oxidation present in the upper southern and northern parts of the mineralisation.

Almost all Tembo assayed samples and 80% of North assayed samples have specific gravity measurements, which were obtained by pycnometry (i.e., by gravimetric method on pulverised pulp) as part of the assay batch submissions. Measurement of density by pycnometry started in 2003. Prior to this, during the BHP / Anglo exploration period, 4,831 water immersion measurements (Archimedes method) were completed. In 2005, it was decided to exclude the immersion measurement data from the resource database as the technique as practised at Kabanga by BHP / Anglo resulted in a subset of erroneous data in the massive sulfide samples (Figure 7.2), possibly due to issues with repeatability by various technicians, calibration problems, and/or errors in manual data entry into the database.

An additional theoretical mineralogical density check calculation was made using the quantitative mineralogical data of samples from the pilot plant product. This was applied to the averaged resource grades for North and Tembo mineralised material to derive quantitative mineralogy profiles. The theoretical mineralogical density check values obtained for each material type fall within the expected limits.

Densities for pre-2003 samples (North and Main zones) were calculated using a regression equation based on sulfur (see below). In the mineralised zones, density is highly correlated with sulfur content, as shown in the scatter plots in Figure 7.3 for massive sulfide, and Figure 7.4 for mineralised ultramafic.

The following density-to-sulfur linear equations were used to assign density values to North and Main intervals that had no pycnometry measurements:

●	MSSX specific gravity = 0.04 x S% + 2.93 based on 4,889 measurements, with r2 = 0.82

●	UMAF specific gravity = 0.04 x S% + 2.85 based on 1,325 measurements, with r2 = 0.80

With the exception of the upper part of North (which is not incorporated into the Mineral Resource estimates), all Tembo and North mineralised material only comprises unweathered rock. The massive sulfide material as shown by core photos is a competent massive lithology, and it is considered that the pycnometer method is suited to density determination at Kabanga.

Figure 7.2 Comparison of Water Immersion Density vs. Pycnometry Specific Gravity for Massive Sulfide

7.5 Planned Drilling Campaigns

In 2023, KNL planned a drilling programme comprising 34 km of drilling across 62 holes in the 1.4 km along-strike area between the north-eastern end of the Tembo zone to the north-eastern extent of the Safari target. The purpose of this programme was to demonstrate the presence and architecture (depth, width, orientation) of mineralisation anticipated to occur between the known mineralisation at Tembo and the show of similar mineralisation in the three holes at Safari. The presence of mineralisation at both along-strike ends of the Safari Link area provides solid basis for the anticipated continuation of the mineralisation in this area, further supported by surface geophysics.

The programme was commenced and halted in late-2023. There remains some 26 km of exploration drilling across 50 holes to complete this programme.

Samples from the future Safari Link drilling will also be used for metallurgical testwork, as required.

Figure 7.3 Pycnometer Specific Gravity Measurements for Massive Sulfide in North and Tembo

Figure 7.4 Pycnometer Specific Gravity Measurements for UMAF_1a in North and Tembo

7.6 Safari Link Exploration Results

A Tembo-style high conductance EM geophysical anomaly exists to the north-east of Tembo. This area is referred to as the ‘Safari Link’ zone. The Safari Link EM response is contiguous and in alignment with that of Tembo. Safari Link is therefore considered to be a possible strike-extension (continuation) of the Tembo mineralisation.

Drilling in November 2007 tested for the presence of mineralisation at Safari, some 1.4 km north-east of the Tembo mineralisation. Massive sulfide mineralisation was intersected in the Safari discovery hole (KR07-13) grading 1.83% Ni over 10.1 m (as-drilled width). UMAF mineralisation was also intersected in this hole (3.78 m at 0.91% Ni).

Two other holes drilled at Safari in 2007 (KR07-11 and KR07-14D) intersected mineralisation, confirming that the architecture (depth, width, orientation) of the mineralisation encountered at Safari shares similar characteristics with the mineralisation encountered at Tembo.

No further drilling was undertaken at in the Safari area until 2022, at which time LZM commenced a drilling campaign intended to test the gap between the existing drilling at northern Tembo and Safari (i.e. in the Safari Link area).

The Safari Link drilling campaign was designed to be completed in three phases:

Phase 1:	22 holes for approximately 12,000 m – designed to confirm the presence and continuousness of mineralisation along the strike length between Tembo North and Safari and challenge the characteristics of that mineralisation in the vertical plane.

Phase 2:	24 holes for approximately 13,000 m – designed to infill Phase 1, with the aspiration of bringing interpreted mineralisation up to Inferred status.

Phase 3:	16 holes for approximately 9,000 m – designed to infill further, with the aspiration of bringing interpreted mineralisation up to Indicated status.

Thirteen (13) Phase 1 holes were drilled in 2022–23, after which time drilling was put on hold to enable LZM to focus on studies related to the development of the existing Mineral Resources.

Ten (10) of these 13 drilled holes were drilled between Tembo and Safari, covering a strike length of approximately 675 m north-east of Tembo. The remaining three holes were drilled proximal to the 2007 Safari holes, covering a lateral extent of approximately 125 m. There is currently a strike length of approximately 850 m of the Safari Link geophysical anomaly that remains untested by drilling.

While geophysics data indicates that Tembo-style mineralisation continues throughout Safari Link, constraining that mineralisation in the vertical plane was considered to be an important goal in Phase 1 of the LZM drilling campaign given the observed vertical undulation in the mineralisation at Tembo (see Figure 6.6). Many of the Phase 1 drilled holes were designed to test and constrain the vertical extent of the mineralisation to assist the targeting of the drillholes in the subsequent phases of infill drilling. As such, it was anticipated that some of the Phase 1 holes would overshoot (intersect above or below) the vertical extent of the mineralisation, and this transpired to be the case. However, while mineralisation was not intersected in all Phase 1 holes drilled to date, most of the holes that missed mineralisation did intersect lithological markers that are indicative of the nearby presence of mineralisation, such as sulfide banding and graphitic zones, thus supporting the likely presence of the mineralisation above or below.

Table 7.4 lists composites from the assay results from the Safari and Safari Link drilling (where mineralisation was intersected).

Table 7.4 Safari and Safari Link Drilling Result Composites

	BHID	Depth From	Depth To	Min. Length	Min. Type	Grades (%)
						NiEq24	Ni	Cu	Co	S
2022–23 Drilling	KL22-21	0	305.40	N/A
	KL22-21A	680.17	681.63	1.46	MSSX	4.23	3.74	0.14	0.16	14.3
		688.63	689.97	1.34	MSSX	2.25	1.75	0.22	0.15	25.4
		689.97	693.92	3.95	UMIN	1.03	0.78	0.14	0.07	14.2
	KL23-27	700.43	707.46	7.03	MSSX	3.56	2.84	0.30	0.22	25.8
	KL23-27A	678.06	680.29	2.23	MSSX	1.86	1.51	0.13	0.11	24.5
	KL23-28	0	600.80	N/A
	KL23-29	707.44	716.38	8.94	MSSX	3.22	2.56	0.23	0.21	22.3
		716.38	722.51	6.13	UMIN	2.17	1.71	0.25	0.13	20.2
	KL23-29A	678.62	682.63	4.01	UMIN	0.98	0.76	0.13	0.06	10.7
	KL23-30	745.36	750.67	5.31	MSSX	3.48	2.89	0.20	0.18	15.6
	KL23-30A	733.20	735.14	1.94	MSSX	1.78	1.49	0.21	0.07	14.9
		735.14	743.51	8.37	UMIN	1.04	0.86	0.11	0.05	9.0
	KL23-31	0	557.20	N/A
	KL23-32	0	750.40	N/A
	KL23-33	0	851.00	N/A
	KL23-34	543.74	546.96	3.22	MSSX	1.59	1.32	0.09	0.09	16.3
2007 Drilling	KR07-11	631.14	631.34	0.20	MSSX	2.96	2.43	0.12	0.17	34.8
		631.34	633.30	1.96	UMIN	1.26	1.02	0.09	0.07	14.9
	KR07-12	0	507.70	N/A
	KR07-13	753.20	763.30	10.10	MSSX	2.48	1.88	0.27	0.18	35.2
		763.30	767.08	3.78	UMIN	1.27	0.95	0.15	0.09	18.9
	KR07-14	0	516.70	N/A
	KR07-14A	0	543.40	N/A
	KR07-14B	0	510.40	N/A
	KR07-14C	0	502.30	N/A
	KR07-14D	725.63	731.80	6.17	MSSX	2.88	2.20	0.32	0.20	36.1
		731.80	736.78	4.98	UMIN	1.36	1.02	0.17	0.10	20.8

8 SAMPLE PREPARATION, ANALYSES, AND SECURITY

8.1 Introduction

Kabanga sample preparation, assaying, and quality assurance and quality control (QA/QC) activities and protocols can be summarised as follows:

●	Sample preparation was completed in Tanzania at ALS-Chemex laboratory in Mwanza.

●	All material was crushed to –2 mm and 2 x 250 g pulp bags were sent to ALS-Chemex Perth laboratory for analysis.

●	Perth samples were pulverised to –75 µm and analysed as follows:

-	4-acid digest / ICP for Ni, Cu, Co, Ag, Fe, Cr, Mg, Mg, Mn, As, Pb, Bi, Cd, and Sb

-	Fire assay / ICP MS for Au, Pd, and Pt

-	Ni and Cu samples exceeding 10,000 ppm, and Au, Pd, and Pt samples exceeding 1.0 g/t were re-analysed with a more accurate technique

-	Leco method for S

-	Gravimetric method for density (pycnometry) on all samples

●	Not all samples have been assayed for the complete suite: only 66% for North (10,053 of 15,200 samples), and 95% for Tembo (6,422 of 6,717 samples).

●	An industry standard QA/QC protocol was used at Kabanga with the use of certified reference material standards (CRMs), blanks, check assays, and duplicates.

8.2 Sample Preparation

From 2003 onwards, sample preparation was completed in Tanzania at ALS-Chemex laboratory in Mwanza. Drill core was crushed to –2 mm and 2 x 250 g pulps were nitrogen-purged and vacuum-sealed in plastic bags and sent to ALS-Chemex Perth laboratory (with duplicate insertion at a rate of 1 in every 40 samples) where samples were pulverised to –75 µm prior to analysis.

Prior to February 2007, quarter core samples (NQ core) were sent for assaying (only North zone), thereafter, half core samples (NQ core) were used for assaying.

All coarse rejects (–2 mm crusher rejects) were preserved in vacuum-sealed, nitrogen-purged bags, stored at Kabanga site.

All unused pulverised pulp material was hermetically sealed in a cryovac bag for long-term storage in Perth.

8.3 Assaying

The ALS-Chemex Perth laboratory was the primary analytical laboratory for the majority of the Tembo assay results available in the database. For North, all 1994–95, and 2001–09 assay results are from ALS-Chemex, but for the 42 holes drilled in this zone by Anglo in 1997–98, most of the results are from the Anglo American Research Laboratory (AARL) in Johannesburg using the ICP technique. The Anglo drillholes used for the North 2021 model update accounts for 11% of the total metres used to estimate the Mineral Resources.

A detailed list of the analytical laboratory and assaying technique used by drilling campaign is given below, with details in Table 8.1:

●	1991–92 Sutton Resources – Cominco AA – Main zone only

●	1992–95 BHP – ALS-Chemex acid digest / ICP primarily – Main and North zones

●	1997–99 Anglo – AARL acid digest / ICP primarily – Main and North zones

●	2001–04 Barrick – ALS-Chemex acid digest / ICP – Main, MNB and North zones

●	2005–14 KNCL JV – ALS-Chemex acid digest / ICP – Main, MNB, North and Tembo zones

At the ALS-Chemex Perth laboratory, pulps were analysed as follows:

●	4-acid digest / ICP for Ni, Cu, Co, Ag, Fe, Cr, Mg, Mn, As, Pb, Bi, Cd, and Sb

●	Fire assay / ICP-MS for Au, Pd, and Pt

●	Ni and Cu samples exceeding 10,000 ppm, and Au, Pd, and Pt samples exceeding 1.0 g/t, were re-analysed by a 3-acid digest / ICP finish with a high degree of accuracy and precision

●	All Au, Pd, and Pt analyses exceeding 1.0 g/t also were assayed by a more accurate fire assay / ICP-MS technique (see note below)

●	Leco method for S

●	Gravimetric method for density (pycnometry) on all samples

Notes:

1.	Not all samples have been assayed for the complete suite, for example, only 66% for North (10,053 of 15,200 samples), and 95% for Tembo (6,422 of 6,717 samples).

2.	The acid digest / ICP method has very limited incorporation of Ni originating from silicate minerals. However, as demonstrated by the results obtained from umpire assays on Kabanga massive sulfide samples by SGS using XRF, there are essentially no significant nickel-bearing silicates in Kabanga MSSX, and all nickel mineralisation is present as sulfides. In the ultramafic UMAF_1a material, however, the SGS XRF results report clearly higher total Ni in comparison to the acid digest / ICP results due to the presence of nickel silicates in this material.

Table 8.1 Summary of Analytical Techniques for Mineral Resource Drilling

Years	Campaign	Number of:		Analytical Techniques
		Drillholes	Analyses
1976–79	UNDP Regional Exploration	17	3,435	<unknown>
1991–92	Sutton Resources	34	3,897	Cominco low-level Ni assay (AA)
1993–95	Sutton-BHP JV	58	3,898	Acid digest / ICP, Na peroxide fusion / ICP
1997–98	Sutton-Anglo JV	81	3,903	Acid digest / AAS,
1999	Sutton-Anglo JV	25	1,170	Acid digest / ICP, Na peroxide fusion / ICP
2001–04	Barrick Gold Corporation	56	2,419	Acid digest / ICP
2005–06	Barrick-Glencore JV Phase I Scoping Study	78	6,046	Acid digest / ICP
2006	Barrick-Glencore JV Phase II Scoping Study	114	2,769	Acid digest / ICP
2006–08	Barrick-Glencore JV PFS	436	12,441	Acid digest / ICP
2008–13	Barrick-Glencore JV FS	74	2,277	Acid digest / ICP
2014	Barrick-Glencore JV Regional	6	73	Acid digest / ICP
2021–23	TNCL infill and extension	75	1,556	Na peroxide fusion / ICP-OES
Total		1,054	43,884

8.4 QA/QC

8.4.1 QA/QC Sample Frequency

An industry standard QA/QC protocol was used at Kabanga with screen tests and the use of duplicates (coarse rejects, core), pulp check assays, certified reference material standards (CRMs), and blanks to monitor sample preparation and assaying quality.

The detailed QA/QC information and overall frequencies at which QA/QC samples were inserted in the sample batch stream from 2005 through 2009 are provided in Table 8.2.

Note:

●	100% of the assays in the project database from 2001–09 are from ALS-Chemex Perth. There are no Genalysis or SGS Lakefield results in the database used for the Mineral Resource estimation.

●	Since routine QA/QC procedures started in 2005, 73% of the North data and 100% of the Tembo data has been subjected to a standard QA/QC protocol.

Table 8.2 Frequency of QA/QC Samples 2005–09

QA/QC	Laboratory	Number of Samples	Frequency (1 per …)
Screen Tests	ALS-Chemex Mwanza	1,075	20
Coarse Reject Duplicates	ALS-Chemex Perth	510	40
Quarter Core Replicate (2005–07 only)	ALS-Chemex Mwanza Perth	353	50
Pulp Check Analysis	Genalysis SGS Lakefield	1,006 52	20
CRMs – KNCL – ALS	ALS-Chemex Perth ALS-Chemex Perth	872 1,593	30 15
Blanks	ALS-Chemex Perth	378	60

8.4.2 Sample Preparation QA/QC – Screen Test

From January through May 2005, Barrick requested that the ALS-Chemex sample preparation laboratory in Mwanza meet a p75 passing –2 mm criterion. Starting in May 2005, this was re-specified to p95 passing. This criterion was met by 99.9% of all crushed reject pulps from 2005 through 2009. The Barrick p75 screen criteria only affect samples prepared for the Main zone, not North or Tembo.

A total of 1,075 screen tests were performed on coarse pulp rejects (–2 mm crushed rejects) at ALS preparation laboratory in Mwanza from 2005 through 2009. Figure 8.1 shows the results of these screen tests.

Figure 8.1 Percent Reject Passing – 2 mm Screen – 2005–09

8.4.3 Duplicates and Check Assays – ALS-Chemex Coarse Reject Duplicates

KNCL routinely submitted coarse reject duplicate samples produced by splitting the –2 mm crusher product (crusher duplicates) from the Mwanza sample preparation laboratory at a rate of one duplicate in every 20 samples. The duplicates, destined to be analysed by the primary laboratory ALS-Chemex Perth, were sent in the same batch as the original sample. The comparison between original samples and duplicates are charted as percent relative difference according to grade in Figure 8.2 through Figure 8.4 for Ni, Cu, and Co from 2005 through 2009. These results indicate adequate precision and an absence of bias within grade ranges.

Figure 8.2 ALS-Chemex – Percent Relative Difference for Ni Duplicates – 2005–09

Figure 8.3 ALS-Chemex – Percent Relative Difference for Cu Duplicates – 2005–09

Figure 8.4 ALS-Chemex – Percent Relative Difference for Co Duplicates – 2005–09

8.4.4 Genalysis Pulp Check Assays

In addition to the primary laboratory coarse rejects duplicates, since May 2005, duplicate pulverised sample pulps (every 20th sample) were prepared by ALS-Chemex in Perth and forwarded to Genalysis, Perth for analysis by the same method as ALS (4-acid digest / ICP). ALS-Chemex nitrogen-purged and sealed all check assay pulps at the same time as samples were prepared for analyses at their laboratory. Genalysis conducted analyses for the same suite of elements as ALS-Chemex, using the same techniques.

Figure 8.5 through Figure 8.8 compare the Genalysis and ALS-Chemex pulp results for Ni, Cu, and Co by charting percent relative difference (Figure 8.5 is Ni% charted as sequential over time, while the remaining three figures are Ni%, Cu ppm and Co ppm charted according to increasing grade).

In early-2008, 97 check analysis results indicated that for samples grading above 2.0% Ni (Figure 8.5), 74% of the which displayed <10% relative difference in Ni grade (over 60 comparative values). However, as highlighted on the chart, a reduction in Ni grade (increase in the negative difference between grades) was noted in the early-2008 Genalysis values in comparison to the ALS-Chemex results. This difference was subsequently explained by the effect of oxidation over time of the sample pulps on the liberation of Ni during assaying, as demonstrated in a small study in 2005 at the ALS-Chemex laboratory. In this study, 47 pulp samples were re-analysed sequentially over time, with the results demonstrating that the oxidation of pulverised sample pulps causes the Ni assay result to decrease in a linear way over from the day of pulverisation to the time of analysis. In the case of the Genalysis pulp checks, in early-2008, 27 pulps were prepared at ALS-Chemex but not immediately vacuum-sealed, and therefore oxidised prior to their shipment to Genalysis, resulting in the low bias for Ni% highlighted on Figure 8.5.

When considering check analyses above 1% Ni, 94.7% of values displayed <10% relative difference (34 comparative values) and for samples grading above 2% Ni (generally massive sulfide), 100% of values showed <10% difference. For samples grading above 1% Ni, results from Genalysis averaged 2.2% (relative) higher overall than those from ALS-Chemex. A limited number (eight) of massive sulfide CRMs (average of 2.89% Ni) indicated that Genalysis was also high-biased for nickel by approximately 3.2% relative to ALS-Chemex during the feasibility study phase; Correcting for the shifted CRM value indicates very close comparative values for massive sulfide during this time. This divergence between the ALS-Chemex and Genalysis results prompted KNCL to conduct additional assay tests using a different analysis method – a pyrosulfate fusion followed by XRF at SGS Lakefield.

The Genalysis check assays show that the Genalysis results presented a fairly consistent low bias of 0.02% Cu grade in comparison to ALS results (as shown in Figure 8.7), which corroborates the comparison Genalysis vs. ALS-Chemex for the CRM results.

For Co, both laboratories returned comparable results over the 2005 through 2009 period, (Figure 8.8).

Figure 8.5 Genalysis vs. ALS-Chemex Pulp Check Assays Percent Relative Difference for Ni Grades 2005–09 – Sequential Analysis for Massive Sulfide Ni > 2%

Figure 8.6 Genalysis vs. ALS-Chemex Pulp Check Assays Percent Relative Difference for Ni Grades 2005–09

Figure 8.7 Genalysis vs. ALS-Chemex Pulp Check Assays Percent Relative Difference for Cu Grades 2005–09

Figure 8.8 Genalysis vs. ALS-Chemex Pulp Check Assays Percent Relative Difference for Co Grades 2005–09

8.4.5 SGS Lakefield Pulp Check Assays

For umpire checks on the primary ALS laboratory 4-acid digest / ICP analyses, a total of 52 pulp samples (in nitrogen-purged and vacuum-sealed bags) were sent to SGS Lakefield. Relative difference percentages are shown in Figure 8.9. Results for 25 MSSX samples grading >2% Ni indicate that ALS was high-biased by 0.04% Ni relative to the SGS XRF technique. Note that the XRF technique results for Ni for ultramafic-hosted mineralisation are higher than ICP results because XRF assays total Ni, (i.e., contained in sulfides and silicates).

Figure 8.9 SGS Lakefield vs. ALS-Chemex Pulp Check Assays Percent Relative Difference for Ni Grades

8.4.6 Quarter Core Replicates

Quarter core replicates were prepared from April 2005 through February 2007 for a total of 353 samples. The charted percent relative differences vs. grades are shown in Figure 8.10 through Figure 8.12 for Ni, Cu, and Co respectively.

Figure 8.10 ALS-Chemex – Percent Relative Difference for Ni Grades for Quarter Core Replicates – 2005–07

Figure 8.11 ALS-Chemex – Percent Relative Difference for Cu Grades for Quarter Core Replicates – 2005–07

Figure 8.12 ALS-Chemex – Percent Relative Difference for Co Grades for Quarter Core Replicates – 2005–07

8.4.7 Certified Reference Material Standards

Certified reference material standards (CRMs) for the Project were collected in 2004 by Barrick from the North zone. These were then shipped to the OREAS laboratory in Australia for certification using industry accepted practice. A ‘round robin’ analytical exercise was conducted at seven laboratories worldwide using 4-acid digest / ICP finish for base metals, and fire assay / ICP for Au, Pd, and Pt. Two standards were certified: a massive sulfide standard, and a disseminated (ultramafic-hosted) sulfides standard.

The massive sulfide and ultramafic material used to prepare the Kabanga CRMs was collected from the North zone at depths of 150 m and 400 m from surface. The Ni, Cu, and Co accepted grades for the Kabanga CRMs are as shown in Table 8.3.

Table 8.3 Kabanga CRMs – Accepted Grades

CRM	Ni%	Cu%	Co%
Kabanga Massive Sulfide	2.68	0.38	0.23
Kabanga Ultramafic	0.678	0.096	0.061

The two Kabanga CRMs were stored as nitrogen-purged aliquots at the ALS-Chemex laboratory in Perth and inserted into the sample sequence according to the overall frequency presented in Table 8.2, using the appropriate CRM to match the submitted samples; either massive sulfide material or ultramafic material.

Following an audit of QA/QC procedures in May 2009, the Ni% value for the massive sulfide CRM was modified from 2.68% Ni to 2.71% Ni, with all scoping study and pre-feasibility study CRM charts updated. There was no change to the ultramafic accepted grade of 0.659% Ni. Results from the massive sulfide CRM analyses indicate 74% of all values lie within acceptable limits. Throughout the feasibility study, however, there had been a consistent average elevated mean value for this CRM of 2.80% Ni (27 samples) vs. the (2009 revised) accepted mean value of 2.71% Ni. Figure 8.13 and Figure 8.14 shows the Ni% analytical results for both Kabanga CRMs since the start of the scoping study in early 2005. Table 8.4 and Table 8.5 show the Kabanga CRMs Ni% average values from 2005 through 2009.

Figure 8.13 Kabanga Massive Sulfide CRM Ni Values 2005–09

Figure 8.14 Kabanga Ultramafic CRM Ni Values 2005–09

Table 8.4 Kabanga CRMs – Tracking of Ni% Results 2005–09

CRM	Accepted Ni% Value	Average Ni%					No. of Samples
		2005	2006	2007	2008	2009
MSSX	2.71	2.75	2.72	2.77	2.78	2.80	412
UMAF	0.68	0.66	0.64	0.64	0.66	0.67	429

Table 8.5 Kabanga Massive Sulfide CRM – Tracking of Ni% Results by Era

Accepted Value 2.71% Ni
Phase	Years	Number of Analyses	Average Ni Values
Scoping Study	2005–06	173	2.74%
Pre-feasibility Study	2006–08	212	2.77%
Feasibility Study	2008–09	27	2.80%
Total	2005–09	412	2.76%

The observed elevated massive sulfide CRM values during the feasibility study period were further investigated. Because the two Kabanga CRMs were inserted in all sample batches submitted to both the primary laboratory, ALS-Chemex, and the check laboratory, Genalysis, it is possible to follow over time the evolution of the reported CRM results from both laboratories. The overall rising trend in Ni% values for the massive sulfide CRM from 2005 is noted at both laboratories, as shown in Figure 8.15 for the sequential Genalysis chart.

Figure 8.15 Kabanga Massive Sulfide CRM Ni% Values by Genalysis 2005–09

The cause of the overall rising trend of Ni% grade for the Kabanga massive sulfide CRM has not been definitively proven, but it is suspected that the Kabanga massive sulfide CRM may have lost its homogeneity during transport and handling of the pails of bulk material with the separation and settling of the denser nickel minerals (pentlandite has a density of 4.6–5.0 t/m3) from the pyrrhotite (which is the main nickel-bearing mineral in the Kabanga massive sulfide and has a density of 4.6 t/m3).

It was noted that the Kabanga ultramafic CRM did not suffer the same issue over the period, and there was no appreciable variance during the feasibility study for the ultramafic CRM (0.01% Ni), as shown in Table 8.4. This further supports the theory that density separation is a potential cause of the overall rising trend of Ni% grade for the Kabanga massive sulfide CRM.

The statistical results, including accuracy and precision, for the Kabanga CRMs over the 2005-09 period are detailed in Table 8.6.

Table 8.6 Kabanga CRMs – Summary Statistics 2005–09

CRM	Massive Sulfide			Ultramafic
	Ni (%)	Cu (ppm)	Co (ppm)	Ni (%)	Cu (ppm)	Co (ppm)
Number of Samples	443	443	443	429	429	429
Accepted Value	2.71	3,820	2,310	0.68	962	605
Mean	2.74	3,757	2,161	0.66	944	564
Median	2.76	3,770	2,160	0.65	939	563
Minimum	2.32	2,310	1,645	0.57	827	487
Maximum	3.06	4,960	2,590	0.74	1,080	647
Standard Deviation	0.12	274	134	0.03	41	29
Accuracy	1.03	–1.93	–6.87	–3.53	–2.04	–7.15
Precision (at 95%)	2.90	5.54	5.27	3.14	2.73	4.40

Note:

Accuracy is calculated as the mean of the percent relative differences.

Precision (at 95%) is calculated as 1.96 x standard deviation of the absolute percent relative differences / 2.

Results for the ALS-Chemex internal reference material standard (‘Forrest B’) are summarised in Table 8.7 and shown in Figure 8.16, with details for Forrest B in Table 8.8. These results corroborate the fact that the high Ni bias issue observed on the Kabanga massive sulfide CRM for both ALS-Chemex and Genalysis is inherent to the Kabanga CRM itself rather than a drift of the ALS-Chemex laboratory results. Note that in 2005, ALS-Chemex results for the Forrest B standard show several occurrences outside of the acceptable limits. The quality of the results improves from 2006 onwards, likely due to a better calibration of ALS-Chemex’s analytical equipment to these grade ranges.

Table 8.7 ALS-Chemex Internal Reference Material Standards – Tracking of Ni% Results 2005–09

ALS-Chemex Internal Standard	Accepted Ni% Value	Average Ni%					Number of Samples
		2005	2006	2007	2008	2009
Forrest B	4.52	4.61	4.51	4.53	4.58	4.54	452
BM-44	1.27	1.29	1.27	1.28	1.29	–	354
GBM306-12	0.95	–	–	–	0.96	0.94	150
BM-64	0.60	0.63	0.61	0.60	0.62	–	475
GBM398-4c	0.41	–	–	–	0.40	0.40	162

Figure 8.16 ALS-Chemex Internal Forrest B Standard – Results from 2005–09

Table 8.8 ALS-Chemex Internal Forrest B Standard – Summary Statistics 2005–09

Ni%
Number of Samples	452
Accepted Value	4.515
Mean	4.56
Median	4.56
Minimum	4.35
Maximum	5.01
Standard Deviation	0.09
Accuracy	0.95
Precision (at 95%)	1.40

Note:

Accuracy is calculated as the mean of the percent relative differences.

Precision (at 95%) is calculated as 1.96 x standard deviation of the absolute percent relative differences / 2.

A comparison between the ALS-Chemex massive sulfide CRM results and those obtained by Genalysis showed that the Genalysis results were consistently higher than the ALS-Chemex results.

The phenomenon observed on Ni grades on the massive sulfide CRM results did not occur for Cu results, as shown in Figure 8.17 and Figure 8.18 (massive sulfide and ultramafic, respectively), which display the ALS-Chemex sequential results for the Kabanga CRMs for Cu from 2005 through 2009.

Co grades for the massive sulfide and ultramafic CRMs are shown in Figure 8.19 and Figure 8.20, respectively. These show that approximately half of the Co grade results are below the minimum acceptable value.

Figure 8.17 Kabanga MSSX CRM Cu Values 2005–09

Figure 8.18 Kabanga UMAF CRM Cu Values 2005–09

Figure 8.19 Kabanga MSSX CRM Co Values 2005–09

Figure 8.20 Kabanga UMAF CRM Co Values 2005–09

8.4.8 Blanks

Pure quartzite blanks were prepared and pulverised on site, then inserted into the sample series to monitor possible contamination at the sample preparation stages in Tanzania and in Perth. A total of 378 blanks were analysed from 2005 through 2009. Figure 8.21 shows the results for potential Ni contamination.

An increase (mainly to Warning Level) in contamination for Ni, Cu, and Co was noted in January and February 2009. This was addressed at the ALS laboratory in Perth through more thorough cleaning of the pulverising machines between samples. The 2009 QA/QC audit report recommended a decrease of the acceptable level for Ni contamination to 25 ppm (approximately) from 300 ppm, which was based on the official Ni protocol of 1/20th of the cut-off grade. This discussion was deemed at the time to be largely academic, as there is no significant effect on the Kabanga samples due to nickel contamination.

Figure 8.21 Blanks – Ni Results 2005–09

9 DATA VERIFICATION

9.1 Independent Verifications

9.1.1 Site Visit

OreWin personnel visited the Project on 20–21 October 2022, 21–30 March 2023, and 27–30 October 2023. The site visits included briefings from Tembo Nickel Corporation Limited (TNCL) exploration and corporate personnel, and site inspections of the drill rigs, proposed mine, and plant and infrastructure locations at the Project.

The SGS assay laboratories at Mwanza in Tanzania were visited to inspect the facilities and discussions were held with SGS management.

Verifications of Analytical Quality Control Data

All aspects of the data that could materially impact the integrity of the Mineral Resource estimates (core logging, sampling, analytical results, and database management) were reviewed with TNCL staff. OreWin personnel met with TNCL staff to ascertain exploration and production procedures and protocols. Drill rigs were visited, and core was observed being obtained from diamond drillholes and logged at the exploration camp to confirm that the logging information accurately reflects actual core. The lithology contacts checked matched the information reported in the core logs.

Analytical quality control data typically comprises analyses from reference material standards, blank samples, and a variety of duplicate data. Analyses of data from reference material standards and blank samples typically involve time series plots to identify extreme values (outliers), or trends, which may indicate issues with the overall data quality. To assess the repeatability of assay data, several tests can be performed, most of which rely on statistical tools. The following charts for duplicate data are routinely assessed:

●	Bias charts

●	Quantile-quantile (Q-Q) charts

●	Mean vs. relative difference charts

●	Mean vs. absolute relative difference charts

●	Ranked absolute relative difference charts

9.1.2 Discussion

Review of results from recent drilling undertaken by TNCL has corroborated the location of the mineralised zones and the tenor of the mineralisation.

10 MINERAL PROCESSING AND METALLURGICAL TESTWORK

The Kabanga resource has a history of concentrator metallurgical testwork undertaken by various parties since the mid-1990s:

●	An appraisal study flotation testing undertaken by Anglo American Research Laboratories (AARL) issued by AARL in 1999.

●	Metallurgical testwork for the February 2006 Scoping Study undertaken by the Falconbridge Technology Centre, which included mineralogical, comminution testwork, bench-scale open-circuit and locked-cycle flotation testwork, concentrate dewatering testwork and concentrate self-heating tests.

●	Metallurgical testwork for the September 2008 Pre-Feasibility Study and October 2009 2.2 Mtpa Engineering Study undertaken by SNC Lavalin, and for the July 2011 Feasibility Study and December 2013 Draft Updated Feasibility Study (unpublished) both by Lycopodium. A series of testwork campaigns were undertaken for these studies, which included comminution testwork, bench-scale open-circuit flotation testwork, mini pilot plant (MPP) flotation testwork, settling, filtration and rheology testwork, feed oxidation tests and concentrate self-heating tests.

The historical concentrator metallurgical testwork has been referenced and used in combination with testwork undertaken over the period 2022–24 as part of the current study programme. The current study includes both the concentrator and refinery testwork.

The 2022–24 concentrator metallurgical testwork was performed on core samples originating from the Kabanga deposit. Samples were selected to represent the major ore types and ore blends expected to be processed over the life of mine (LoM). The aim of the testwork was to further characterise the flotation response, optimise the flowsheet, generate bulk concentrate samples for the refinery testwork and to evaluate the degree of variability that could be expected across the deposit.

The refinery metallurgical testwork was performed on concentrate samples generated from the 2022–24 flotation testwork campaign. Samples were selected to represent a range of ore blends and concentrate grades expected to be processed over the LoM. The aim of the testwork was to support the refinery flowsheet development, derive design parameters and to evaluate the degree of variability that could be expected across the deposit.

10.1	Testwork Facilities

Metallurgical testwork has been conducted at the following facilities over the course of the programmes:

●	Concentrator:

-	Anglo American Research Laboratories (AARL),

-	Falconbridge Technology Centre,

-	SGS Lakefield,

-	Xstrata Process Support (XPS),

-	Larox, Inc, Sudbury, Ontario, Canada

-	Outotec, Burlington, Ontario, Canada

-	Metso, Perth, Australia

-	ALS Global (Metallurgy), Perth, Australia

-	Bureau Veritas Minerals Pty Ltd (BV), Perth, Australia

-	Swiss Tower Mills Minerals AG (STM), and

-	Paterson & Cooke Consulting Engineers (Pty) Ltd (P&C) in Cape Town, South Africa

●	Refinery:

-	Simulus Laboratories, Perth (acquired by LZM in 2023)

10.2	Concentrator Testwork

10.2.1	Summary of Historical Metallurgical Testwork

Extensive historical metallurgical testwork has been undertaken for the Kabanga concentrator. This testwork included mineralogical, comminution, flotation and dewatering testwork. Testing was primarily focused on blends with a high proportion of massive sulfides (~81%–84%) and minor amounts of mineralised ultramafic material (~2%–5%) containing pentlandite, pyrrhotite and chalcopyrite (sulfides) with varying amounts of sedimentary and ultramafic gangue (~12% to 15%). The historical testwork was aimed at producing a flotation concentrate that was to be shipped to Glencore’s Sudbury Smelter and to other concentrate customers.

Various metallurgical testwork campaigns were conducted at the Falconbridge Technology Centre, SGS Lakefield, Xstrata Process Support (XPS) and at vendor laboratories such as Larox and Metso, over the period 2005–10. The key findings can be summarised as follows:

●	The samples were reported to reflect a massive sulfide feed type, containing pentlandite, pyrrhotite and chalcopyrite with varying amounts of sedimentary and ultramafic gangue. The pentlandite grain sizes were reported to be coarse, averaging from 200 μm to 300 μm. The ratio of pyrrhotite to pentlandite ranged from 7 to 12. Pentlandite was identified as the predominant nickel- and cobalt-bearing mineral. The nickel grade in solid solution in pyrrhotite was reported to average 0.2%. The dominant copper mineral was identified as chalcopyrite.

●	Bond ball mill work index (BBWi) tests were performed at a 100 μm closing size with a reported BBWi value of 9.1 kWh/t to 10.2 kWh/t for the massive sulfide (MSSX) samples and 15.5 kWh/t to 21.3 kWh/t for the sedimentary and ultramafic waste samples. The MSSX material was classified as being relatively soft compared to the harder mineralised ultramafic (UMAF_1a) and even harder waste samples.

●	Soft SMC Test® A × b value of 169 to 330 was reported for the MSSX samples compared to values of 18 to 21 for the waste and UMAF_1a samples. Similarly, the MSSX sample “ta” values ranged from 1.5 to 2.8 compared to 0.2 to 0.3 for the waste samples. This further supported the highly competent nature of the UMAF_1a and waste lithology types, and the comparatively soft nature of the MSSX feed types.

●	The crushed massive sulfide ore samples were found to be reactive when left exposed under humid conditions, resulting in oxidation which reduced flotation recovery within a period of one to four weeks.

●	The optimum flotation feed grind size was found to be 80% passing 100 μm.

●	The metallurgical performance of the North and Tembo massive sulfide blend composites was found to be similar. Differences in the flotation grade and recovery response were attributed to feed grade variances.

●	The Mini Pilot Plant (MPP) results achieved nickel recoveries ranging from 83% to 90% at a concentrate nickel grade of 17% to 22%, as summarised in Table 10.1.

As illustrated by the comparative grade-recovery curves in Figure 10.1, the MPP results showed improved grade and recovery responses relative to the bench-scale testing (High Confidence Flotation Test (HCFT) results.

Figure 10.1 Summary of Historical MPP Testwork Grade Recovery Curves

Source: Kabanga Nickel Project Draft Feasibility Study, Lycopodium (December 2013)

Table 10.1 Summary of Historical MPP Mass Balance Results

MPP Campaign	Composite ID	Blend (%)			Nickel (%)			Copper (%)
		MSSX	UMAF_1a	Dilution	Feed Grade	Conc. Grade	Recovery	Feed Grade	Conc. Grade	Recovery
MPP1	North	81	4	15	2.59	21.2	88.5	0.36	3.07	91.6
MPP1	North	81	4	15	2.51	21.3	86.6	0.36	3.20	90.7
MPP1	LoM	83	5	12	2.41	19.6	89.3	0.34	2.86	89.3
MPP2	Y1 to Y4	83	2	15	2.38	22.0	83.3	0.34	3.33	78.4
MPP2	LoM #2	84	2	14	2.39	17.4	90.5	0.35	2.47	90.5
MPP2	Tembo	83	3	14	2.16	19.6	88.6	0.31	3.02	93.6

●	The flotation testwork demonstrated that a relatively simple, conventional flotation flowsheet, using a typical flotation reagent regime, could be used for the effective separation of pentlandite and chalcopyrite from the pyrrhotite and non-sulfide gangue, generating high nickel grade concentrates with payable cobalt and copper grades at high metal recoveries.

●	The measurement of the dissolved oxygen levels and lime consumption to maintain the pH indicated the level of completeness of oxidation in the aeration stage.

●	The recycle of flotation process water did not have a detrimental impact on flotation performance.

●	The flotation testwork and Quantitative Evaluation of Minerals by Scanning Electron Microscopy (QEMSCAN) analysis conducted on the MPP products demonstrated that a high-grade concentrate with low levels of deleterious elements could be produced.

●	Platinum Group element (PGE) assays were conducted on the MPP 2007 products in order to provide reconcilable data. It was found that the data could not be reconciled with high confidence due to the variation in fire assay results from low PGE grades. The recovery potential ranged from 19% to 35% for platinum, 15% to 30% for palladium, 30% to 57% for gold and 67% to 77% for silver. Except for silver, the recovery data had an associated error in the order of 30%.

●	The historical testwork procedure included heating the flotation feed slurry to 38°C to reflect the expected ambient flotation feed conditions after milling. This was reportedly based on benchmarked flotation feed slurry temperature measurements for a nearby Tanzanian flotation operation. It was reported that the higher process water temperature improved the concentrate grade for the same recovery; however, the flotation kinetics were slower, requiring a longer rougher flotation residence time with increased xanthate collector addition.

●	The results of the thickening testwork recommended an optimal thickening flux of 0.26 t/m2h for the concentrate duty and 1.12 t/m2h for the tailings duty. A thickener underflow solids concentration of > 75% w/w was achieved for both applications.

●	The vacuum filtration testwork achieved a tailings product moisture of 14% w/w to 23% w/w at a filtration flux of 690 kg/m2h to 1,200 kg/m2h. A concentrate moisture of 11% w/w to 17% w/w was achieved at a flux ranging from 560 kg/m2h to 630 kg/m2h. The high moisture content for both applications resulted in filter cakes being classified as moderately thixotropic.

●	The pressure filtration testwork on the concentrate achieved a lower product moisture of 8% w/w to 11% w/w with filtration fluxes ranging from 382 kg/m2h to 687 kg/m2h.

●	The tailings rheology testwork indicated that the tails samples exhibited similar slurry rheology and that the pumping of solids at densities of up to 60% w/w solids using centrifugal pumps was not expected to be problematic.

●	The concentrate was found to exhibit a degree of self-heating due to its high pyrrhotite content. Based on the proposed concentrate offtake and processing route at the time (at an offshore smelter), it was decided to transport the concentrate as a filter cake at a nominal 8% w/w moisture in 2 t capacity bulk bags, to minimise the risk of self-heating during shipping (sea freight).

This historical testwork provided a basis for the metallurgical testwork and development undertaken as part of the current study programme of work.

10.2.2 Current Study Concentrator Testwork Samples and Scope

10.2.2.1 Summary

Testwork was conducted on drill core samples representing the primary massive sulfide (MSSX), sulfide with xenoliths intrusions (MSXI), mineralised ultramafic (UMAF_1a) comprising semi-massive to net- and reverse net-textured sulfides hosted within ultramafic bodies, and mining waste dilution (lower pelite unit (LRPU), banded pelite unit (BNPU), hornblende (HORN) and unmineralised ultramafic (UMAF_KAB)). The MSSX, MSXI, and UMAF_1a samples comprised pentlandite, pyrrhotite and chalcopyrite as the primary sulfide minerals. The testwork samples covered a nickel feed grade ranging from 1.5% to 3.7% for the MSSX material, 0.7% to 1.7% for UMAF_1a, and blends of MSSX and UMAF_1a ranging from 1.6% Ni to 2.4% Ni.

The comminution testwork confirmed the previous testwork findings, demonstrating that the MSSX and MSXI material can be characterised as soft to medium with respect to hardness, while the UMAF_1a and waste dilution can be characterised as medium hard to hard. All the samples had a low abrasion tendency.

In addition to the historical mini pilot plant (MPP) flotation testing, extensive, open-circuit, locked-cycle and bulk flotation testwork has been conducted on mineralised ore blends from the North and Tembo deposits, inclusive of dilution. This testwork included extensive flowsheet optimisation assessments, followed by open-circuit variability testing to quantify the expected metallurgical performance and highlight the degree of variability to be expected when processing blends of MSSX, MSXI, UMAF_1a, and waste dilution.

The flotation testwork confirmed an optimal flotation circuit feed size of 80% passing 100 µm and a feed solids concentration of 35% w/w. The flotation circuit flowsheet includes a pre-aeration stage in a controlled alkaline environment to depress pyrrhotite ahead of the alkaline rougher and cleaner flotation circuit for the recovery of nickel, copper and cobalt sulfide minerals to the final concentrate. The cleaner flowsheet includes Jameson Cell dilution cleaning of the high-grade rougher concentrate in combination with regrind, cleaning and Jameson Cell dilution re-cleaning of the medium-grade rougher concentrate. A cleaner scavenger circuit will treat the cleaner tailings to ensure optimal nickel recovery.

The flotation variability testwork showed a variance in flotation performance for the massive and semi-massive sulfides (MSSX/MSXI) compared to the ultramafic UMAF_1a samples. The blend testwork showed good agreement between the actual blend results and the modelled blend results using the respective MSSX and UMAF_1a recovery and grade modelling correlations for blends containing up to 20% UMAF_1a. The blend testwork also showed the potential for a reduced concentrate grade and recovery for blends containing approximately 35% to 40% UMAF_1a. This finding is aligned with the historical testwork findings.

The flotation testwork also highlighted a difference in flotation performance between the bench-scale tests and the larger bulk-scale tests, with the bulk-scale tests typically achieving a higher nickel grade at a similar recovery. A similar observation was made in the historical testwork, where the MPP runs were able to achieve higher concentrate grades than the bench-scale flotation tests.

The feed oxidation tests reflecting simulated warm, humid conditions for the relatively finely crushed material (< 30 mm) with a high degree of surface exposure showed a reduction in rougher recovery after the first week for the MSSX samples and after two to six weeks for the UMAF_1a samples. It was, however, not possible to test the oxidation potential of the coarser run of mine (RoM) material (< 800 mm) using the core samples.

Concentrate regrind testwork, settling and filtration testwork, and tailings rheology testwork was conducted, providing sufficient data to derive the required design parameters.

10.2.2.2 Current Study

The current study metallurgical testwork carried out between March 2022 and July 2024. The majority of the testwork programme was undertaken at Bureau Veritas Minerals Pty Ltd (BV) in Perth, with support from ALS Global (ALS) in Perth for a small portion of the comminution testwork scope. Additionally, concentrate regrind testwork was conducted by Swiss Tower Mills Minerals AG (STM) at the ALS testing facility, settling and filtration testwork was conducted by Metso in Perth, and tailings pumping, and rheological characterisation tests were conducted by Paterson & Cooke Consulting Engineers (Pty) Ltd (P&C) in Cape Town.

The current study concentrator metallurgical testwork programme used the historical testwork as a basis from which to further optimise the flowsheet and characterise the comminution and flotation response. The programme was completed in two phases and included flowsheet development and optimisation testing as well as variability testing.

Phase 1 was primarily focused on flowsheet development and optimisation, and included the following:

●	Comminution BBWi and Grindmill tests

●	Mineralogy

●	Open-circuit bench-scale flotation optimisation testwork

●	Open-circuit bulk-scale flotation testwork

●	Preliminary open-circuit bench-scale flotation variability testwork

●	Locked-cycle bench-scale flotation testwork

●	Concentrate and tailings settling and filtration testwork

●	Concentrate regrind testwork

●	Tailings rheological characterisation testwork

●	Feed oxidation tests.

Phase 2 was primarily focused on variability testwork and included the following:

●	Comminution Bond crusher work index (CWi), BBWi, abrasion index (Ai) and Grindmill tests

●	Mineralogy

●	Open-circuit bench-scale flotation optimisation testwork

●	Open-circuit bulk-scale flotation testwork

●	Locked-cycle bench-scale flotation testwork

●	Feed oxidation tests.

A total of 4,616 kg of quarter, half and full NQ drill core sample intervals were used for the BV testwork, representing individual MSSX, MSXI and UMAF_1a end member units as well as waste, from the Tembo and North mining areas. The core sample intervals were placed in cold freezer storage to minimise oxidation.

The samples were selected in consultation with KNL’s geology, metallurgy and mining representatives and included suitable intervals of dilution (lower pelite unit (LRPU), banded pelite unit (BNPU), hornblende (HORN) and unmineralised ultramafic (UMAF_KAB)) above, below and within the MSSX, MSXI and UMAF_1a end member sample intervals.

The Tembo and North drill core sample intervals are listed in Table 10.2 and Table 10.3, respectively.

Table 10.2 Concentrator Testwork Samples – Tembo

Hole Number	Phase	Rock Unit	From (m)	To (m)	Width (m)	Weight (kg)
KL21-01	1	LRPU	367	370	3	11
KL21-01	1	MSSX	370	390	20	102
KL21-01	1	UMAF_1a	390	393	3	12
KL21-01	1	MSSX	393	394	1	4
KL21-01	1	LRPU	394	397	3	10
KL21-02	1	LRPU	573	576	3	10
KL21-02	1	MSSX	576	594	18	93
KL21-02	1	LRPU	594	596	2	7
KL22-01	1	LRPU	369	372	3	11
KL22-01	1	MSSX	372	392	21	108
KL22-01	1	LRPU	392	395	3	9
KL22-02	1	LRPU	313	316	3	10
KL22-02	1	MSSX	316	336	19	100
KL22-02	1	LRPU	336	338	2	7
KL22-03	1	LRPU	579	581	2	10
KL22-03	1	MSSX	581	585	5	37
KL22-03	1	UMAF_1a	585	591	6	39
KL22-03	1	MSSX/MSXI	592	593	1	8
KL22-03	1	UMAF	631	637	6	30
KL22-04	1	UMAF_1a	495	507	12	27
KL22-04	1	UMAF	507	510	3	3
KL22-05	1	UMAF_1a	435	442	7	16
KL22-05	1	UMAF	442	444	2	2
KL22-06	1	UMAF_1a	386	392	6	14
KL22-06	1	UMAF	392	394	2	2
KL22-08	1	UMAF_1a	228	237	9	22
KL22-08	1	UMAF	237	239	2	2
KL22-09	1	UMAF_1a	232	236	4	8
KL21-01A	1	LRPU	369	371	2	12
KL21-01A	1	MSSX	371	396	24	187
KL21-01A	1	LRPU	396	399	3	15
KL07-06A	1	LRPU	327	331	4	18
KL07-06A	1	MSSX	331	337	6	46

Hole Number	Phase	Rock Unit	From (m)	To (m)	Width (m)	Weight (kg)
KL07-06A	1	UMAF_1a	337	349	12	74
KL07-06A	1	UMAF	349	352	3	16
KL23-10	2	LRPU	634	637	3	6
KL23-10	2	MSSX	637	646	9	28
KL23-10	2	UMAF_1a	646	650	4	10
KL23-10	2	UMAF	650	653	2	5
KL23-23	2	LRPU	645	647	2	5
KL23-23	2	MSSX	647	650	3	11
KL23-23	2	UMAF_1a	650	658	8	23
KL23-23	2	UMAF	658	660	2	5
KL23-17A	2	LRPU	571	576	5	25
KL23-17A	2	MSSX	576	581	4	31
KL23-17A	2	UMAF_1a	581	589	8	49
KL23-17A	2	UMAF	589	594	5	28
KL23-21A	2	LRPU	673	678	5	24
KL23-21A	2	MSSX	678	680	2	13
KL23-21A	2	UMAF_1a	680	689	9	56
KL23-21A	2	UMAF	689	694	5	27
GT23-05	2	LRPU	216	217	1	5
GT23-05	2	UMAF_1a	231	237	6	35
GT23-05	2	UMAF_KAB	237	238	1	5
GT23-08	2	LRPU	282	284	2	2
GT23-08	2	MSSX	284	310	26	41
GT23-08	2	LRPU	310	312	2	2
GT23-06	2	LRPU	242	247	5	25
GT23-06	2	MSSX	247	255	8	60
GT23-06	2	UMAF_1a	255	269	14	95
GT23-06	2	UMAF_KAB	269	274	5	26
GT23-07	2	LRPU	302	307	5	24
GT23-07	2	MSSX	307	330	23	181
GT23-07	2	LRPU	330	335	5	24

Table 10.3 Concentrator Testwork Samples – North

Hole Number	Phase	Rock Unit	From (m)	To (m)	Width (m)	Weight (kg)
KN22-01	1	BNPU	361	363	2	6
KN22-01	1	BNPU	368	369	1	4
KN22-01	1	MSSX	369	397	28	142
KN22-01	1	GAB	397	400	3	10
KN22-02	1	BNPU	435	437	2	6
KN22-02	1	MSSX	437	452	15	77
KN22-02	1	UMAF	452	458	6	24
KN22-03	1	BNPU	238	244	6	25
KN22-03	1	MSSX	244	284	40	198
KN22-03	1	LRPU	284	290	6	25
KN22-01A	1	MSSX	369	380	11	87
KN22-01A	1	MSSX	380	397	17	133
KN08-21A	1	BNPU	1,008	1,012	4	17
KN08-21A	1	MSSX	1,012	1,037	25	199
KN08-21A	1	LRPU	1,037	1,040	3	12
KN08-21B	1	BNPU	1,008	1,012	3	17
KN08-21B	1	MSSX	1,012	1,036	25	197
KN08-21B	1	LRPU	1,036	1,039	2	12
KN08-61A	1	BNPU	911	916	4	16
KN08-61A	1	MSSX	916	958	42	312
KN08-61A	1	LRPU	958	961	3	12
KN08-61B	1	BNPU	911	914	3	16
KN08-61B	1	MSSX	929	954	25	192
KN08-61B	1	UMAF_1a	954	957	4	23
KN08-61B	1	MSSX	914	929	14	97
KN08-04A	1	BNPU	1,071	1,075	4	22
KN08-04A	1	MSSX	1,075	1,097	22	175
KN08-04A	1	LRPU	1,097	1,100	3	12
KN22-02	1	UMAF	458	466	9	44
KN23-02	2	BNPU	1,046	1,048	2	5
KN23-02	2	MSXI	1,048	1,056	8	23
KN23-02	2	BNPU	1,056	1,058	2	5
KN23-02	2	BNPU	1,067	1,068	1	3

Hole Number	Phase	Rock Unit	From (m)	To (m)	Width (m)	Weight (kg)
KN23-02	2	MSSX	1,068	1,073	5	16
KN23-02	2	LRPU	1,073	1,077	4	4
KN23-04	2	BNPU	767	769	2	2
KN23-04	2	MSSX	769	783	13	21
KN23-04	2	UMAF_1a	783	790	7	10
KN23-04	2	UMAF_KAB	790	792	2	2
KN23-05	2	BNPU	798	800	2	2
KN23-05	2	MSSX	800	805	5	8
KN23-05	2	UMAF_1a	805	815	11	15
KN23-05	2	UMAF_KAB	815	817	2	3
KN23-06	2	BNPU	1,227	1,229	2	2
KN23-06	2	MSSX	1,229	1,245	16	24
KN23-06	2	LRPU	1,245	1,247	2	2
GT23-09	2	BNPU	311	313	2	5
GT23-09	2	MSSX	313	322	9	29
GT23-09	2	LRPU	322	324	2	5
GT23-10	2	BNPU	174	176	2	2
GT23-10	2	MSSX	176	186	9	15
GT23-10	2	UMAF_1a	186	196	10	13
GT23-10	2	UMAF_KAB	196	198	2	3
KN23-09	2	LSSC	1,224	1,226	2	2
KN23-09	2	MSSX	1,226	1,249	23	37
KN23-09	2	LRPU	1,249	1,251	2	2
KN23-04A	2	BNPU	765	770	5	24
KN23-04A	2	MSSX	770	782	11	86
KN23-04A	2	UMAF_1a	782	790	8	55
KN23-04A	2	UMAF_KAB	790	794	5	26
GT23-11	2	BNPU	167	170	3	14
GT23-11	2	MSSX	170	172	2	16
GT23-11	2	UMAF_1a	172	181	9	57
GT23-11	2	UMAF_KAB	181	184	3	17

Note: LSSC/GAB reflects sediment dilution

The sample selection was based on the mining zones and grade profiles indicated in the North and Tembo underground block model. The locations of the MSSX and UMAF_1a 2022–24 sample intervals are shown in Figure 10.2 and Figure 10.3, respectively.

Figure 10.2 MSSX Metallurgical Testwork Sample Locations (truncated UTM)

Figure 10.3 UMAF_1a Metallurgical Testwork Sample Locations (truncated UTM)

The drill core intervals listed in Table 10.2 and Table 10.3 were used to prepare various composites and point samples for the current study metallurgical testwork programme as follows:

●	Blend composites representing blends of end members from various drill core samples (for example, a blend of 73% MSSX, 12% UMAF_1a and 15% dilution using sample intervals selected from a selection of drill core holes listed in Table 10.2)

●	Domain composites representing blends of individual end members from various drill core samples (for example, a blend of Tembo MSSX from the Tembo drill core holes).

●	Domain point samples representing the individual end members from individual drill core samples (for example, a North MSSX interval from drill core hole KN22-01)

●	Point sample blend composites representing the individual end members from individual drill core samples and inclusive of dilution (for example, a blend of 89% UMAF_1a and 11% UMAF_KAB dilution from drill core hole KN23-04)

Sample selection and composite preparation also considered grade ranges and expected LoM grades, spatial coverage including depth and along strike, appropriate levels of planned and unplanned mining dilution as advised by the relevant mining disciplines, the proportion of MSSX and UMAF_1a tonnage in the overall mine life, and other factors. Following composite preparation, all samples were placed in cold, freezer storage to minimise oxidation.

The comminution and flotation testwork samples and testwork scope are summarised in Table 10.4 and Table 10.5, respectively.

Additionally, flotation concentrate and product samples were provided for settling, filtration, regrinding, tails pumping and rheological characterisation testwork (see Table 10.6).

Table 10.4 Comminution Testwork Samples and Scope

Sample ID	Type	Deposit	Hole ID	Nickel Grade (%)	End Member Composition (%)				Testwork Scope
					MSSX/ MSXI	UMAF_1a	LRPU/ BNPU	UMAF_KAB	BBWi	CWi	Ai	Grindmill
TC2	Domain Point	Tembo	KL23-17A	1.48	100				X		X
TC14	Domain Point	Tembo	GT23-07	2.78	100				X		X
TC10	Domain Point	Tembo	GT23-06	2.12	100				X		X
NC2	Domain Point	North	KN23-04A	3.93	100				X		X
NC6	Domain Point	North	GT23-11 COM	3.03	100				X		X
NF2	Domain Point	North	KN23-02	2.63	100				X		X
NF4	Domain Point	North	KN23-06	3.01	100				X		X
TC17	Domain Point	Tembo	KL23-17A / GT23-07 / GT23-06 / KL23-21A	2.19	100					X		X
NC11	Domain Point	North	GT23-11 COM / KN23-04A	3.12	100					X		X
TC3	Domain Point	Tembo	KL23-17A	0.70		100			X		X
TC7	Domain Point	Tembo	KL23-21A	1.21		100			X		X
TC11	Domain Point	Tembo	GT23-06	1.44		100			X		X
NC3	Domain Point	North	KN23-04A	1.92		100			X		X
NC7	Domain Point	North	GT23-11 COM	1.27		100			X		X
NF13	Domain Point	North	KN24-04A COM	1.34		100			X		X
TC18	Domain Point	Tembo	KL23-21A /GT23-06 / KL23-17A	1.11		100				X		X
NC12	Domain Point	North	GT23-11 COM / KN23-04A	1.40		100				X		X
KL21-01A	Point Blend	Tembo	KL21-01A	1.92	88		12
KL07-06A	Point Blend	Tembo	KL07-06A	1.25		88		12
TC16	Domain Composite	North	KL23-21A / GT23-06 / KL23-17A	0.30				100	X		X
NC10	Domain Composite	North	GT23-11 COM / KB23-04A	0.70				100	X		X
TC15	Domain Composite	Tembo	KL23-21A / GT23-06 / GT23-07	0.11			100		X		X
NC9	Domain Composite	North	GT23-11 COM / KN23-04A	0.17			100		X		X
TC19	Blend Composite	Tembo	TC1 / 4 / 5 / 9 / 13 / 8 / 12	-			50	50
NC13	Blend Composite	North	NC 1 / 4 / 5 / 8	-			50	50
TNC1	Blend Composite	Tembo/North	TC 1 / 4 / 5 / 9 / 13 / 8 / 12, NC 1 /4 / 5 / 8	-			55	45		X
Design Blend	Blend Composite	Tembo/North	TC 17 / 18 / 19, NC 11 / 12 / 13	2.00	60	22	13	5	X			X

An ‘X’ indicates that testwork was conducted on this sample for the relevant testwork scope as indicated

Table 10.5 Flotation Testwork Samples and Scope

Sample ID	Type	Deposit	End Member Composition (%)				Measured Head Assay (%)						Testwork Scope
			MSSX	MSXI	UMAF_1a	Dilution	Ni	Cu	Co	Fe	S	Mg	Mineralogy	Open-Circuit Bench	Open-Circuit Bulk	Locked Cycle	Feed Oxidation
Comp1	Blend Composite	Tembo	75		8	16	1.96	0.28	0.18	46.7	28.8	1.04	X	X	X
Comp2	Blend Composite	North	84			16	1.98	0.30	0.17	45.3	28.4	1.00	X	X	X
Comp3	Blend Composite	North	81		3	16	2.26	0.34	0.17	47.1	27.1	0.49	X	X	X
Comp4	Blend Composite	North/Tembo	81		3	16	2.10	0.30	0.18	49.1	30.1	0.83	X	X	X	X
V10	Domain Composite	North/Tembo	100				3.63	0.42	0.27	57.6	35.7	0.05		X		X
V14	Blend Composite	North/Tembo	57		32	11	1.78	0.28	0.16	41.7	25.6	1.82		X		X
FC1	Blend Composite	North	68		13	18	2.30	0.33	0.16	43.6	24.8	1.30	X	X
FC2	Blend Composite	Tembo	37	20	34	10	1.67	0.21	0.13	39.7	21.3	3.70	X	X
FC4	Blend Composite	North/Tembo	58	7	17	18	2.04	0.27	0.15	39.7	22.8	2.03	X	X	X
V13	Domain Composite	Tembo			100		1.29	0.19	0.10	31.1	16.1	7.27		X		X
FC3	Blend Composite	North			93	7	1.15	0.16	0.08	33.0	12.0	7.32	X	X
V1	Domain Composite	North	100				3.02	0.39	0.24	57.7	35.0	0.03	X	X
V2	Blend Composite	North	24	31		45	1.91	0.25	0.14	36.2	20.0	0.25	X	X
V3	Domain Composite	North	100				4.13	0.47	0.28	58.6	35.8	0.06	X	X
V4	Domain Composite	North	100				4.11	0.50	0.26	57.7	36.2	0.00	X	X
V5	Domain Composite	Tembo	100				3.52	0.36	0.26	56.1	36.0	0.03	X	X
V6	Domain Composite	Tembo	100				3.16	0.33	0.23	55.1	34.6	0.03	X	X
TF1	Point Blend	Tembo		93		7	1.88	0.26	0.15	43.2	22.5	0.23	X	X
TF2	Point Blend	Tembo	89			11	1.45	0.16	0.16	43.6	25.2	0.20	X	X
TF5	Point Blend	Tembo	52	26	12	10	1.97	0.26	0.15	43.5	25.0	0.87		X
NF1	Blend Composite	North		84		16	2.06	0.24	0.14	37.3	17.5	0.25	X	X
TF7	Blend Composite	Tembo			89	11	1.39	0.15	0.10	30.1	15.4	8.38		X
V7	Domain Composite	Tembo			100		0.84	0.11	0.08	24.6	12.1	9.07	X	X
V8	Domain Composite	Tembo			100		1.67	0.20	0.13	35.2	20.4	5.42	X	X
V9	Domain Composite	Tembo			100		1.35	0.26	0.10	33.5	15.9	7.24	X	X
TF8	Point Blend	Tembo			87	13	0.91	0.13	0.09	28.7	15.1	8.96		X
NF12	Point Blend	North			89	11	1.59	0.22	0.11	36.0	13.9	4.46		X
NF13	Domain Point	North			100		1.34	0.17	0.09	35.9	12.3	3.97	X	X
NF14	Point Blend	North			91	9	0.95	0.14	0.09	34.9	12.8	9.25	X	X
OXA	Blend Composite	Tembo	75		25		2.40	0.30	0.19	48.9	28.1	-					X
NOX1	Domain Composite	North	100				3.57	0.47	0.23	57.6	33.7	-					X
NOX2	Domain Composite	North			100		1.00	0.13	0.09	33.8	12.8	-					X
TOX1	Domain Composite	Tembo			100		1.13	0.14	0.11	33.8	17.5	-					X

An ‘X’ indicates that testwork was conducted on this sample for the relevant testwork scope as indicated

Table 10.6 Flotation Concentrate and Tailings Product Testwork Samples and Scope

Sample ID	Deposit	Sample Source	Testwork Scope
			Tails	Geochemistry	Backfill	Settling and Filtration	Concentrate Regrind	Tails Pumping	Rheology
Non-Sulfide Tails	North/Tembo	Comp 1, 2,3 and Phase 1 Variability Products	X	X	X	X
Sulfide Tails/Pyrrhotite Concentrate	North/Tembo	Comp 1, 2,3 and Phase 1 Variability Products	X	X	X	X
Concentrate – Comp 3	North	Comp 3 Final Concentrate				X
Concentrate – Comp 4/Early Years Blend (EYB)	North/Tembo	Comp 4 Final Concentrate				X
BT74 Concentrate	North	Comp 3 Rougher Concentrate					X
Sulfide Tails/Pyrrhotite Concentrate	North/Tembo	Comp 1, 3, 3 and 4 Products						X	X
Non-Sulfide Tails	North/Tembo	Comp 3, 4 and Phase 1 Variability Products							X
Blend Tails	North/Tembo	Comp 3 BT 79							X

An ‘X’ indicates that testwork was conducted on this sample for the relevant testwork scope as indicated

10.3 Concentrator Metallurgical Performance Projection

The open-circuit bench and bulk flotation testwork data from the current study flotation campaign was used to derive the closed-circuit performance projections as follows:

●	The bench-scale open-circuit test results were used to derive an equivalent bulk test performance projection using the mass pull and nickel flotation tailings grade correlations.

●	The bulk-scale open-circuit test results were used to derive a closed-circuit performance projection based on the relative nickel upgrade and recovery ratio correlations.

●	The closed-circuit cobalt recovery was also modelled from the bulk open-circuit estimates using the same stage recoveries that were applied for nickel, while for copper, a fixed cleaner stage recovery of 98.9% for MSSX and 95% for UMAF_1a were applied based on the rougher recovery data.

●	Flotation testwork has consistently demonstrated that high grade nickel sulphide concentrates can be produced with elevated by-product copper and cobalt grades at payable levels. The concentrates also have high iron to magnesium ratios and contain low levels of deleterious elements such as lead, arsenic, bismuth, antimony, and halides, amongst others, all well below penalty levels in a conventional concentrate. This makes it a particularly clean feed to the proposed Kahama Refinery, and the Kabanga concentrate has historically been considered as an attractive feed to smelters.

The closed-circuit performance projections were used in combination with the current study locked-cycle test results and historical MPP test results to derive a metallurgical performance projection for the Kabanga concentrator.

The concentrator testwork has demonstrated that high grade concentrates can be made with low levels of deleterious elements that can be processed and managed in the refinery. A summary of all the test data used for concentrator metallurgical performance modelling is presented in Table 10.7.

Table 10.7 Summary of Test Data Used for Concentrator Recovery Modelling

Sample ID	Test Type[1]	Feed Blend Ratio				Feed	Concentrate
		MSSX	MSXI	UMAF_1a	Dilution	Ni Grade (%)	Mass Pull (%)	Ni Grade (%)	Ni Recovery (%)	Co Recovery (%)	Cu Recovery (%)
V6	OCP	100	–	–	–	2.78	11.9	20.9	89.5	94.1	97.0
V5	OCP	100	–	–	–	3.08	13.8	20.1	90.0	94.8	97.2
V1	OCP	100	–	–	–	3.05	15.7	17.6	90.4	91.2	97.5
V3	OCP	100	–	–	–	3.74	17.5	19.5	91.2	92.1	97.2
V4	OCP	100	–	–	–	3.73	18.9	18.2	92.4	93.1	97.6
V10	LCT	100	–	–	–	3.47	16.8	18.5	89.5	91.7	99.3
TF2	OCP	89	–	–	11	1.46	10.7	11.0	80.1	87.7	92.0
NF4	OCP	92	–	–	8	2.89	16.0	16.0	88.8	91.9	96.9
Comp 3	OCP	81	–	3	16	2.66	13.3	17.5	87.3	87.4	97.6
Comp 4	LCT	81	–	3	16	2.03	10.0	18.0	88.8	91.8	98.5
TF1	OCP	–	93	–	7	1.70	10.1	14.0	83.6	87.7	97.1
NF1	OCP	–	84	–	16	2.08	11.3	15.4	84.2	90.1	93.3
V7	OCP	–	–	100	–	0.66	3.2	11.2	55.1	57.7	82.5
V8	OCP	–	–	100	–	1.45	7.4	14.7	75.0	78.7	83.2
V9	OCP	–	–	100	–	1.36	7.2	14.1	74.6	76.1	83.8
V13	LCT	–	–	100	–	1.18	6.4	13.1	71.3	73.8	80.5
NF13	OCP	–	–	100	–	1.30	7.2	13.0	72.4	69.6	87.0
NF14	OCP	–	–	91	9	0.91	4.8	11.7	62.1	61.4	85.3
FC3	OCP	–	–	93	7	1.11	5.8	12.9	68.0	65.7	86.1
TF7	OCP	–	–	89	11	1.40	9.2	11.5	75.2	76.7	78.6
TF8	OCP	–	–	87	13	0.86	4.7	11.8	63.7	65.6	78.9
NF12	OCP	–	–	89	11	1.56	8.4	13.6	73.1	72.5	87.9
V14	LCT	57	–	32	11	1.75	9.8	15.0	84.4	88.2	94.4
FC1	OCP	68	–	13	18	2.35	12.0	17.2	87.8	89.8	96.6
FC2	OCP	37	20	34	10	1.62	9.6	13.0	76.7	81.3	92.3
FC4	OCP	58	7	17	18	2.04	10.4	16.8	85.8	88.9	94.2
V2	OCP	24	31	–	45	1.65	10.7	13.2	85.5	85.3	96.7
TF5	OCP	52	26	12	10	1.83	11.3	13.7	84.8	88.9	96.6
North Comp	MPP	81	–	4	15	2.55	10.5	21.3	87.6	–	90.2
Tembo Blend	MPP	83	–	3	14	2.16	9.8	19.6	88.6	–	93.6
LoM Blend	MPP	83	–	5	12	2.41	11.0	19.6	89.3	–	91.6
Year 1-4 Blend	MPP	83	–	2	15	2.38	9.0	22.0	83.3	–	78.4
LoM Comp 2	MPP	84	–	2	14	2.39	11.3	18.8	88.9	–	88.2

[1]	OCP = open-circuit projection, LCT = locked-cycle test, MPP = Mini Pilot Plant Projection

10.3.1 Concentrator Recoveries and Mass Pull Assumptions

The recovery and mass pull assumptions were estimated for the Mineral Resource cut-off grade calculation are shown in Table 10.8. These assumptions and are based on the results of the testwork.

Table 10.8 Concentrator Recoveries and Mass Pull Assumptions

MSSX Nickel Recovery %
(–1.77+36.658 * (Mass Pull)0.3864) * (–0.022 * ln(Ni Feed Grade) + 1.0277) + 0.63
UMAF Nickel Recovery %
(–3.77+36.658 * (Mass Pull)0.3864) * (–0.022 * ln(Ni Feed Grade) + 1.0215) - 0.68
MSSX Copper Recovery %
e(4.601495 - 0.0022253/(Cu Feed Grade * Cu Feed Grade)) * 1.0025
UMAF Copper Recovery %
(75.35 + 39.508272 * Cu Feed Grade) * 0.991
MSSX Cobalt Recovery %
1 / (0.0061895713 + 37.653048 / (Ni Recovery * Ni Recovery))
UMAF Cobalt Recovery %
1 / (0.0061895713 + 37.653048 / (Ni Recovery * Ni Recovery))
MSSX and UMAF Mass Pull %
–1.67933 + 117.056 * ((12.31 * (Ni Feed Grade)-0.603)-1.093) * (0.0009 * ln(Ni Feed Grade) + 0.982)

‘ln’ is natural logarithm and ‘e’ is exponential function

10.4 Refinery Testwork

10.4.1 Historical Flowsheet Assessments and Testwork

The technical assessment and development of LZM’s hydrometallurgical technology specifically for the processing of the Kabanga concentrates began in 2020.

In February 2020, a desktop economic assessment of the nickel sulfide treatment options was undertaken. The primary outcome of the assessment was that the choice of leach conditions was a trade-off between competing benefits:

●	Fully oxidising gives the highest metal extraction and overall recovery and avoids the need for chloride addition. It also reduces dependence on grind size and produces a leach tail without acid-forming potential.

●	Part-oxidising could also give a high recovery and offers the benefit of a lower capital cost and lower operating cost due to the reduced oxygen requirement; however, there is increased complexity and a narrower operating window with increased metal extraction risk. The risk of molten sulfur forming accretions in the autoclave also needs to be considered.

●	Lower temperature leach options (Albion, Activox) have merit in a reduced capital cost but rely on ultrafine grinding and also has increased metal extraction risk. The risk of molten sulfur forming accretions in the autoclave also needs to be considered.

The fully oxidising route was determined to be the most robust process option.

In 2020, a comparative study for the following POX downstream processing options was considered:

●	Mixed sulfide precipitate (MSP) intermediate:

1a.	Pressure oxidation (POX)-MSP-SO4

1b.	POX-MSP-precursor cathode active material (pCAM)

1c.	POX-MSP-Cathode

●	Mixed hydroxide precipitate (MHP) intermediate:

2a.	POX-MHP-SO4

2b.	POX-MHP-pCAM

2c.	POX-MHP-Cathode

●	Direct solvent extraction (DSX) for nickel:

3a.	POX-DSX-Sulfate (SO4)

3b.	POX-DSX-pCAM

3c.	POX-DSX-Cathode.

The work was expanded to include the assessment of the following points considering different products:

●	Impact of freight costs to plant location

●	Impact of split plant locations

●	Impact of various limestone supply locations.

Following the assessment of this information and broader market considerations, LZM selected two flowsheet options for inclusion in the testwork programme:

●	POX-MHP-Cathode

●	POX-DSX-Cathode.

The POX-DSX-Cathode formed the basis of the current assumptions.

10.4.2 Study Testwork Concentrate Samples

Refinery testwork was conducted using samples of concentrate generated from the concentrator testwork programme. The concentrates were prepared by compositing flotation test products and were kept in cold storage to minimise oxidation prior to testing. Notably, concentrate sample KABA-0467 was deliberately exposed to oxidising conditions (moist atmosphere at ~50°C for eight weeks) as part of a concentrate oxidation assessment.

The concentrates tested were derived from ore containing varying amounts of MSSX, UMAF_1a and waste dilution lithologies. The sulfur speciation assays show varying degrees of oxidation. Concentrate PSD analyses indicated a particle size (P80) of ~35 µm. The mineralogy indicates the dominant minerals in the MSSX being pentlandite, chalcopyrite and pyrrhotite.

10.4.3 Phase 1 Refinery Testwork

10.4.3.1 Scope of Work

An initial scope of work for the refinery testwork programme was prepared by LZM in January 2022. The key stages of the programme, as originally envisaged, were the following:

●	Pressure Oxidation

●	Primary Neutralisation

●	Copper Solvent Extraction (CuSX)

●	Secondary Neutralisation

●	DSX option:

-	NiSX/cobalt solvent extraction (CoSX) (Bulk SX)

-	CoSX

●	MHP option:

-	MHP with Magnesia (MgO)

-	MHP with Lime (CaO).

10.4.3.2 Interpretation of Refinery Phase 1 Results

The Phase 1 refinery testwork programme provided a strong basis for the development and optimisation of the flowsheet. The key outcomes of the programme were the following:

●	Consistent and very high base metal extractions in pressure oxidation, with nickel extraction averaging 96.5%, copper 99.8% and cobalt 99.5% at 200°C.

●	Consistent and very low base metal precipitation in the neutralisation circuits, with nickel precipitation averaging 0.2%, copper 3.0% and cobalt 0.3% in locked cycle tests.

●	High copper recovery in CuSX, ranging from 97% in two stages to 99.9% in three stages.

●	High base metal recovery in the MHP, with nickel averaging 99.9% and cobalt 100% in the locked cycle test.

The Phase 1 results were reviewed as part of the continuous optimisation of the project, resulting in an adjustment to the proposed flowsheet and associated testwork. One key aspect of the review was the solution purity and the impact of commercial grade reagents on the MHP.

10.4.4 Phase 2 Refinery Testwork

The Phase 2 refinery testwork programme was undertaken to confirm the benefits identified in the Phase 1 review. A significant outcome of the work was to confirm and demonstrate impurity deportment and the potential impact on the flowsheet. The key tests completed comprised the following:

●	Pressure oxidation

●	Primary neutralisation

●	Locked cycle pressure oxidation and primary neutralisation

●	Copper solvent extraction

●	Secondary neutralisation (Stages 1 and 2)

●	Cobalt solvent extraction

●	Calcium solvent extraction

●	Impurity solvent extraction

●	Anolyte neutralisation (Stages 1 and 2)

●	Bleed crystallisation characterisation

The Phase 2 metallurgical testwork was conducted on representative samples of the concentrate derived from the Kabanga ore, to support the process design for a hydrometallurgical DiEW flowsheet (see Figure 10.4) producing high-purity metal cathode products. The POX testing (over 50 batch tests) demonstrated high leach extractions of nickel (98%), cobalt (99%) and copper (98%) across a range of operating conditions. The PLS produced was low in impurities, making it well suited to the selected DiEW flowsheet. A high recovery of copper (> 98%) in solvent extraction was demonstrated, in line with the vendor performance projections. The most significant impurities in the concentrate (iron and aluminium) were selectively removed in the precipitation stages with low losses of value metals (< 1% nickel, cobalt, and copper). The testing of CoSX indicated that impurities (including calcium and sodium introduced by reagents used in the process) can be effectively managed by rejection in the CoSX and associated impurity removal circuits whilst achieving high recoveries of nickel and cobalt (> 99% expected based on testwork-informed process modelling).

The testwork block flow diagram and a summary of the testwork results by plant area are presented in this section.

Figure 10.4 DiEW Base Case Flowsheet showing Unit Operations Tested in Phase 2 Programme

Copper
CuEW
Concentrate
Quench
Washate
Limestone
Limestone Slurry
Limestone Slurry
Concentrate Repulp
POX
Thickener
Primary Neutralisation
Thickener
CuSX
Secondary Neutralisation Stage 1
Thickener
Secondary Neutralisation Stage 2
Thickener
Oxygen
Steam
Residue
Filter
WW
Washate
Residue
Filter
WW
Washate
Residue
Filter
WW
Washate
Limestone Slurry
Limestone Slurry
CoSX Extract
CaSX Extract
TVR
NiEW
Anolyte Neutralisation Stage 1
Thickener
Anolyte Neutralisation Stage 2
Thickener
Water
H2SO4
CoSX Ni Scrub
Water (process use)
Nickel
Residue
Filter
WW
Washate
Water
H2SO4
CoSX Mg Scrub
Cobalt
Water
NaOH
NaOH
Water
H2SO4
CoSX Co Strip
CoEW
CaSX Strip
Effluent Precip
Effluent Precip
Water
H2SO4
CoSX Zn Strip
Effluent Precip
HCl
NaOH
CoSX Ni Preload
Slurry/Solution
Organic
POX and Primary Neutralisation
Copper SX
Secondary Neutalisation
Cobalt SX
Calcium SX
Anolyte Neutralisation

Pressure Oxidation

The POX testwork consisted of open-circuit and locked-cycle autoclave tests conducted in batch mode at 2 L and 15 L scales. Various concentrate samples were tested, including different blends of MSSX and UMAF_1a lithologies.

The POX testwork demonstrated high extractions of nickel, cobalt and copper over the range of operating conditions and feed blends tested. Average extractions of 98% nickel, 98% copper and 99% cobalt were achieved at 220°C with a 60 minute to 90-minute residence time Table 10.9. The feed blend variability did not affect the leach extractions of the value metals. The extractions are in good agreement with the maximum recovery potential as indicated from mineralogical characterisation.

The POX kinetics were confirmed to be rapid, with leach rates of > 95% for nickel, cobalt and copper and a sulfur oxidation extent of > 97% seen within 10 minutes at 220°C Figure 10.5. A residence time of 60 minutes to 90 minutes was indicated for iron hydrolysis and incremental leaching of the value metals.

Table 10.9 POX Leach Extractions at 220 °C

Data Set		Extraction (%)
		Co	Cu	Fe	Ni	S	Zn	Al	Mg	Mn
POX 60 min	Average 27 tests	98.6	97.9	7.9	97.7	96.6	77.8	44.5	44.5	56.9
POX 90 min	Average 23 tests	98.9	97.8	6.8	98.3	96.7	81.4	41.8	47.5	57.4
POX 60 min	Standard deviation	1.6	2.1	6.7	1.4	1.5	7.9	20.1	10.5	14.1
POX 90 min	Standard deviation	0.6	1.2	5.5	0.8	0.8	9.0	14.7	13.3	16.4

Figure 10.5 POX Kinetics Test (KABA-0145)

10.4.5 Refinery Pilot Testwork

Piloting of the proposed flowsheet was conducted on a semi-continuous basis due to the limited concentrate sample mass available. The full pilot plant programme was operated in two campaigns:

●	The campaign operating the flowsheet from POX through to secondary neutralisation Stage 2, including electrowinning to produce copper metal, was from 27 May 2024 to 2 July 2024.

●	The campaign operating the flowsheet from CoSX through to electrowinning to produce cobalt and nickel metal was from 10 July 2024 to 9 August 2024.

The results of the piloting support the design metal recoveries and losses for the various plant circuits. The test results for the pilot plant samples agree well with both the prior tests on the pilot plant concentrate sample and the larger programme of POX bench-scale testwork on the Kabanga concentrate samples across the larger data set, as presented in Table 10.10. It demonstrates the robustness of the POX circuit nickel, copper, and cobalt recoveries to a range of feed types and operating conditions across the window tested.

Table 10.10 Summary of POX Extractions – Pilot Plant versus Bench-Scale Testwork

Programme	Data Set		Extraction (%)
			Co	Cu	Ni	Fe	Mg
Pilot plant	All POX	Average 29 tests	99.1	98.2	97.9	3.0	59.5
Pilot plant	POX 60 min	Average 12 tests	99.2	98.4	97.7	3.3	55.8
Batch testwork	All POX 60 min	Average 27 tests	98.6	97.9	97.7	7.9	44.5
Batch testwork	Blend variability 60 min	Average 5 tests	99.4	99.7	98.3	4.7	46.9
Pilot plant	All POX	Standard deviation	0.3	0.6	0.6	3.0	8.4
Pilot plant	POX 60 min	Standard deviation	0.3	0.7	0.6	3.0	7.9
Batch testwork	All POX 60 min	Standard deviation	1.6	2.1	1.4	6.7	10.5
Batch testwork	Blend variability 60 min	Standard deviation	0.2	0.2	0.8	1.3	3.7

The following key conclusions were drawn from the refinery testwork conducted including the piloting work:

●	The concentrate is suited to base metal recovery via pressure oxidation, with consistent and very high base metal extractions across a wide range of operating conditions and concentrate blends. This provides a wide operating window for the treatment of the Kabanga concentrate.

●	The testing of individual concentrates (MSSX and UMAF), along with blends progressing from MSSX-rich blends to UMAF-rich blends, consistently provided a very high metal extraction in pressure oxidation irrespective of concentrate blend and extractions were not deleteriously affected by oxidation of the concentrate.

●	The locally sourced limestone performed well and is suitable for use in the refinery.

●	Impurity rejection from the Kabanga concentrate leach solution can be achieved with precipitation and solvent extraction circuits.

●	The pilot plant campaign supported the overall refinery flowsheet design whilst also demonstrating that the design is conservative and offers some opportunities to reduce the number or size of the reaction tanks and mixer settlers.

●	The pilot plant campaign demonstrated that London Metal Exchange (LME) nickel, copper and cobalt metal grades, e.g. above 99.8% for nickel and cobalt, with very low levels of deleterious elements, can be produced using the proposed refinery flowsheet.

●	The pilot plant campaign successfully demonstrated that the proposed refinery hydrometallurgical flowsheet is robust, can be quickly ramped up, and encountered few technical issues, all of which were quickly and readily resolved.

10.4.6 Refinery Testwork Analytical Methods

Sample analysis was conducted at Simulus Laboratories using the following standard techniques unless otherwise noted:

Washed solids samples were oven dried at 70°C until a stable weight was achieved. Dry samples were pulverised and analysed by mixed-acid digestion and/or sodium peroxide fusion with an Inductively coupled plasma-optical emission spectroscopy and inductively coupled plasma mass spectrometry (ICP-OES/MS) finish. Suitable certified reference material samples were included in each digestion or fusion batch, and at least one repeat was completed for every ten samples as part of the quality control and assurance protocols. ICP calibration was completed daily. The standard operating procedure included flushing between samples and measurement of internal control standards for each batch of samples analysed. Sulfur speciation assays were obtained using a sulfur analyser. The density of dry solids samples was measured using a pycnometer. PSD analysis was performed by an optical laser sizer.

Liquor samples were filtered with a 0.22 µm pore size syringe tip filter and analysed by ICP-OES/MS. As per the solids samples, at least one repeat test was completed for every ten samples as part of the quality control and assurance protocols. ICP calibration was completed daily. The standard operating procedure included flushing between samples and measurement of internal control standards for each batch of samples analysed. Liquor sample densities were measured using an ultrasonic density meter with temperature compensation (Anton Paar DMA35). Free acid was measured by titration against standardised sodium hydroxide (1.0 M, Analytical Research (AR) grade) to pH 7 using a calibrated pH sensor. Potassium oxalate (280 g/L, AR grade) was added to avoid the interference of hydrolysable metal cations.

10.4.7 Testwork QA/QC

The QA/QC assaying of select concentrate samples from the Phase 1 and Phase 2 testwork programmes was conducted at three Perth-based laboratories (BV, SGS and ALS) plus Simulus for a total of four laboratories. The standard deviation in nickel grade averaged 1.1% for the Simulus Laboratories/BV assay data set and 0.9% for the four-lab data set. Duplicate assays were also performed at Simulus Laboratories and showed an average standard deviation in nickel grade of 0.7%.

Testwork recoveries have been reported on a calculated head basis. The mass balance nickel accountability for the Phase 1 and Phase 2 POX tests was ±5% for 34 tests, ±10% for 18 tests and ±20% for the remaining four tests. Similar trends were observed for the other base metals and in the neutralisation test mass balances.

10.5 QP Comments

In the opinion of the QPs, the data is adequate for the purposes used in the 2024MRU and the analytical procedures used in the analysis are of conventional industry practice. The additional analysis prepared during 2024 has resulted in a reduction in the estimated combined recovery from the concentrator and refinery compared to the equivalent estimates made in 2023.

11 MINERAL RESOURCE ESTIMATE

The December 2024 Mineral Resource estimates for the Project are based on industry best practices, conform to the requirements of S-K 1300, and are suitable for reporting as current estimates of mineral resources. The Mineral Resource estimates discussed in this section are those prepared for KNL by OreWin in December 2024.

11.1 Mineral Resource Modelling

Mineral Resources for the Project have been estimated using industry best practices and conform to the requirements of S-K 1300 for reporting as Mineral Resource estimates.

The 2024 Mineral Resource estimate was completed by OreWin using Datamine software, with macros developed to estimate the full suite of component elements and density for each zone. All zones were estimated using the ordinary kriging (OK) method, with domain specific search and estimation parameters determined by variography and statistical analyses.

The estimate was completed on a truncated UTM grid (MG09 grid), with the following conversions:

●	Subtract 200,000 from the easting,

●	Subtract 9,600,000 from the northing, and

●	Add 10,000 to the elevation.

Model cell size of cell size of 5 m x 15 m x 10 m (X x Y x Z), with sub-celling permitted is the same as in previous models. The analysis used to determine the cell sizes was reviewed and is still considered valid.

11.2 2024 Mineral Resource Drillhole Database

The cut-off date for geological and analytical data for the 2024 Mineral Resource estimates was 4 June 2024.

Holes that had been drilled up to this date, but for which there remained outstanding assays or down hole survey information, were excluded. Prior to importing and desurveying drillhole data, the raw data was checked for any notable inconsistencies or errors.

Once imported into Datamine, drillholes were viewed in conjunction with surface topography to visually inspect and validate collar locations, hole traces, lithology, and mineralisation.

11.3 Mineral Resource Domain Interpretations

Three distinct units were interpreted for the Main, MNB, Kima, North, and Tembo zones; the massive sulfide (domain field MSSX), the ultramafic (domain field UMAF) and an intrusive (domain field INTRUSIV) unit, which was allowed to encompass any intrusive lithology. Within these three units, additional mineralisation domains were created based on spatial continuity, intersecting geological structures, and geochemical variability.

Solid wireframes were constructed for the intrusive bodies at each zone, which predominantly represented the logged UMAF_KAB lithology, but also served as an ‘umbrella’ categorisation for any intervals logged as MAF, GAB_KAB, UMAF_1a, MSSX, and MSXI. The stratigraphic contacts between the Banded Pelite (BNPU) and the Lower Pelite (LRPU) were also used to interpret folding structures and unconformities to help orient the sulfide mineralisation interpretations.

Mineralisation was interpreted interactively on-screen using strings that were ‘snapped’ (attached) to drillhole intersections on 5–10 m spaced cross-sections that were aligned perpendicular to the strike of mineralisation. Owing to the gradual change in strike from south to north (Main strikes approximately 005° while Tembo strikes approximately 045°), the cross-section plane was not always exactly parallel to the adjacent cross-section.

The mineralisation modelling targeted massive sulfides (MSSX) or massive sulfides with xenoliths (MSXI) in combination for each zone. Lower grade mineralisation (disseminated sulfides) in the adjacent ultramafic rocks was interpreted separately for the semi-massive nickel mineralisation hosted in the UMAF_1a unit for each zone (UMAF).

No nominal grade cut-off was used in the interpretation phase. Interpretations were initially based on logged lithology. These were later refined to attempt to exclude any drillhole intervals with disparate nickel tenor or absent assays. MSSX interpretations were at times permitted to capture logged BNPU or LRPU intervals of notable nickel grade (>0.6%) where these were in direct contact with MSSX or MSXI. For the ultramafic-hosted mineralisation, intervals logged as any intrusive lithology with greater than 0.6% Ni were also considered for inclusion within the mineralisation boundary.

At the peripheries of the drillhole dataset, end plate interpretation strings were created by projecting the last cross-section interpretation string past the extent of the drilling to distances of half the nominal drillhole spacing in the local area, with consideration for the vertical behaviour of the mineralised zone by locating the end plate up-dip or down-dip (as appropriate) from the last drilled cross section.

Estimation was completed separately for each of the mineralised domains at each of the zones, and these zone models were then combined into one model representing the mineralisation of the entire Project. Because of the vertical undulation evident along strike in the Tembo mineralisation, this domain was split into four domains to isolate south-westerly plunging and north-easterly plunging sub-zones (identified from south-west to north-east as Tembo South (TS), Tembo Central South (TCS), Tembo Central North (TCN), and Tembo North (TN) (see Figure 11.1)). Samples in each of these sub-zones were kept separate from the other sub-zones during all the resource estimation work.

The basal contact of the oxidised weathering zone was interpreted from the drillhole data and used to trim the top of the mineralised domains at Main zone and the southern end of North zone. Almost the entirety (98%) of the mineralisation at Tembo is below the level of oxidation. Figure 11.1 is a 3D schematic long-section of the modelled mineralised zones.

A multivariate statistical analysis was completed for all domains within each zone. Some individual domains were combined where they were found to be statistically similar and could be plausibly related in a geological and spatial sense.

Figure 11.1 Schematic Projected Long-section of the Kabanga Mineralised Zones (looking north-west)

Note: Topography and oxidation wireframes are sliced on the long-section plane, whereas the drillholes and model are projected onto the plane (hence some drillholes appear to collar above topography)

11.3.1 Grade and Lithology

The primary mineralised lithologies encountered at Kabanga are:

●	Massive sulfide (MSSX) and a massive sulfide with xenoliths (MSXI).

●	Ultramafics that contain two types of disseminated sulfides: UMAF_1a and UMAF_KAB.

●	Pelites: sedimentary country rock at the contact with the massive sulfides or ultramafics. There are two types of pelite: the Banded Pelite (BNPU), and the Lower Pelite (LRPU).

Other lithologies, (gabbro, quartzite, etc.), for which samples have been assayed, are not significant in terms of mineralisation tenor and frequency.

The Ni% box plot in Figure 11.2 shows all the represented lithologies across the Project.

Figure 11.2 Ni Box Plot for all Assayed Lithologies – All Zones

Subsequent discussion in this section will generally focus on the specifics of the North and Tembo zones, which collectively provide the most significant contribution to the overall Mineral resource inventory.

North Zone

The pie chart in Figure 11.3 shows that the main lithology of interest, in terms of number of assayed samples, is MSSX.

The grade characteristics of the mineralisation types at North are shown in the box plots in Figure 11.4.

Figure 11.3 Pie Chart of Assayed Lithologies – North Zone

Figure 11.4 Box Plots for a Suite of Elements for the Three Predominant Mineralisation Types – North Zone

Tembo Zone

For Tembo, a pie chart and box plots are shown in Figure 11.5 and Figure 11.6 respectively. Again, the main lithology of interest, in terms of number of assayed samples, is MSSX.

Figure 11.5 Pie Chart of Assayed Lithologies – Tembo Zone

The box and whisker plots in Figure 11.7 summarise the grades for the main elements of interest in the combined MSSX and UMAF mineralisation types for North and Tembo. A comparison of these plots shows clearly that North has higher tenor mineralisation than Tembo.

Figure 11.6 Box Plots for a Suite of Elements for the Three Predominant Mineralisation Types – Tembo Zone

Figure 11.7 Box Plot of Grades (Co, Cu, Ni, and S) for North Zone and Tembo Zone

11.3.2 Drillhole Compositing

The purpose of compositing drillhole samples is to ensure that all samples have the same sample support. The term ‘sample support’ is a geostatistical concept that relates to the space on which an observation is defined (i.e., length of a sample interval, volume of sampled material, percentage recovery, etc.).

While an analysis of drillhole sample lengths should always be undertaken, the act of compositing is not necessarily an essential step in the resource modelling and estimation process; it is only warranted in cases where sample support is disrupted by high variability of raw sample lengths in the dataset. The decision to composite or not, and what composite length to use if proceeding, (i.e., in the case where compositing is considered necessary), should therefore be based on statistical analysis of the particular dataset in question.

A review was undertaken of the raw sample lengths of the samples in the data from each zone. Sample length statistics examined for the 2024 work for North are shown in Figure 11.8 and for Tembo in Figure 11.9. The histograms show that the most prevalent sample length is 1 m. There is a second population of samples less than 1 m in length at all zones, and a population of samples of 2 m length at North.

Because of the large number of 1 m samples relative to any other length of sample, it was felt that compositing the 1 m samples to a coarser sample length would result in a statistically significant reduction in variance of the overall assay data, which is undesirable. Furthermore, the splitting of larger samples into smaller (1 m) samples would also result in an artificial reduction in variance by creating exact duplicate intervals from the larger original sample interval.

It was therefore decided to not composite the dataset to a common length on the basis that sample support was already reasonable, and the negative ramifications of compositing may, in this instance, outweigh any potential benefit from making the dataset more consistent in length.

Figure 11.8 Histograms of Sample Lengths – North Zone (where assayed)

Figure 11.9 Histograms of Sample Lengths – Tembo Zone (where assayed)

11.3.3 Top Cutting

Top cutting is a strategy used in grade estimation to limit the influence of anomalously high values, which may otherwise cause the overestimation of grades, by cutting their value back to a ceiling value determined using statistics or eliminating the data completely if the result is considered invalid.

Anomalously high values are generally readily observable on a log probability plot as being ‘off-trend’ of the lower grade values in the same domain (an inflection in the probability plot).

While an analysis of population statistics to determine the presence of anomalous values should always be undertaken, the act of top cutting is not necessarily an essential step in the resource modelling and estimation process; it is only warranted in cases where (a) influential anomalous populations exist, and (b) these occur in a spatial configuration that renders them unsuitable for segregation into separate domains (i.e. scattered pervasively, rather than co-located). The decision to top cut or not, and which data to cut (i.e., in the case where cutting is considered necessary), should therefore be based on statistical analysis of the dataset in question.

A statistical analysis was undertaken of the Ni, Cu, Co, and S grades within each mineralisation type at each zone. While several high grades were identified, these were able to be constrained throughout the grade estimation process, therefore, no top cutting was applied.

One drillhole (P60-12) was removed from the dataset on the basis that it appears to be incongruent with the surrounding information. This hole has no survey data and is therefore assumed to be vertical – this could be the cause of the disparity in grade characteristics down the hole. This hole also has no lithological log, rendering it unable to be compared lithologically to surrounding holes.

11.3.4 Boundary Treatment

Contact analysis was undertaken on all major component elements in each zone to determine the optimal treatment of samples at the boundaries of different zones of mineralisation. Some examples of the contact plots are shown for Ni% across the INTR:UMAF boundary at North and Tembo (Figure 11.10) and across the UMAF:MSSX boundary (Figure 11.11).

This analysis showed that the contrast between samples on either side of a mineralisation boundary was definitive. This is not an unexpected finding given the differential in tenor of grade that was clearly evident at the time of interpretating the boundaries between the different mineralisation types.

As a result, the decision was taken to treat all boundaries between different mineralisation types as ‘hard’ boundaries that do not allow the intermingling of samples from adjacent domains.

Figure 11.10 Contact Plots for Ni% Across INTRUSIV:UMAF Boundary

Figure 11.11 Contact Plots for Ni% Across UMAF:MSSX Boundary

11.3.5 Variography

Where sufficient samples existed, variograms were generated for all estimated constituents, including density, for all mineralisation domains (MSSX, UMAF and INTRUSIV), in all zones.

For the MSSX, it was often the case that the variograms were erratic from one lag to the next. It is considered that this reflects the narrow nature of the MSSX domains, resulting in small pair counts at any given lag, which can magnify the variability. Despite this, continuity was invariably able to be modelled where sufficient samples occur to form the variogram. Downhole variograms were generally robust.

Estimation of grades for all elements was undertaken by ordinary kriging using the variogram parameters that had been obtained for each component. Where a component / domain had insufficient samples to develop standalone variogram parameters, alternative parameters were assigned from a comparable domain that was selected following review of the statistical and geometrical characteristics of the domains in question.

11.3.6 Search Parameters

Each mineralisation type and zone combination had its own search strategy based on the learnings from the preceding statistical analyses and from visual observation or the characteristics of each.

The search strategy used is based on a four-pass approach to maximise the number of cells receiving estimates, while maintaining reasonably tight search ellipses in the first three passes.

The first search volume is an ellipse generally of the order of 120 x 120 x 40 m. Cells that fail to receive an estimate in the first search pass are then processed through a second search volume, which has a dimension multiplier generally (but not always) 2.5-times the initial volume. Likewise, cells that remain un-estimated are processed through a third search pass, with a search volume multiplier set to 5 times the initial volume. The fourth search volume is set to 20-times the initial volume in an effort to populate as many cells as possible.

Each search pass has its own minimum and maximum numbers of samples parameters. While the maximum rarely changed, the minimum number reduced slightly in each subsequent pass to permit estimation to succeed with slightly fewer samples thereby moderating the search distances within the larger search volumes of the second and third passes.

The maximum number of samples per drillhole criteria was utilised to help assure that estimates were based on more than one drillhole.

For some domains (not all), octant restrictions were imposed to force selection of a samples from a variety of directions. For select domains, the process of ‘Dynamic Anisotropy’ was used to orient the search ellipse used to estimate each cell based on local variations in the interpreted mineralisation boundaries. This process enables better capture of relevant samples for estimation, resulting in estimates that are locally appropriate.

Search parameters used for grade estimation are shown in Table 11.1.

Table 11.1 Grade Estimation Search Parameters

Zone	Domain Description (and Domain Number where required)	Search Pass Number	Search Distances			Search Angles			Octant Searching				Min. No. Samp’s	Search Vol. 2		Search Vol. 3		Max. No. Samp’s per Hole	Dynamic Aniso-tropy Used (Y/–)
			1	2	3	1	2	3	Used (Y/–)	Min. No. Octants	Min. Samp’s per Octant	Max. Samp’s per Octant		Volume Factor	Min. No. Samp’s	Volume Factor	Min. No. Samp’s
MAIN	MSSX	1/2/3	60	60	10	095	65	15	Y	2	2	6	8	2.5	7	5	6	5	Y
MAIN	MSSX #3	1/2/3	60	60	20	095	-25	0	Y	2	2	6	6	5	5	10	4	5	Y
MAIN	UMIN	1/2/3	60	40	20	095	60	15	Y	2	1	6	8	2.5	7	5	6	5	–
MAIN	UMIN 16/17/18	1/2/3	60	40	20	095	60	15	–	–	–	–	2	2.5	2	5	2	5	–
MAIN	INTR	1/2/3	100	80	20	095	60	15	Y	2	1	6	8	2.5	7	5	6	5	–
MAIN	MSSX	4	1,200	1,200	400	095	65	15	–	2	–	–	6	–	–	–	–	8	Y
MAIN	MSSX #3	4	2,400	2,400	800	095	-25	0	–	2	–	–	6	–	–	–	–	8	Y
MAIN	UMIN	4	1,200	1,200	400	095	60	15	–	2	–	–	6	–	–	–	–	8	–
MAIN	UMIN 16/17/18	4	1,200	1,200	400	095	60	15	–	0	–	–	2	–	–	–	–	8	–
MAIN	INTR	4	1,200	1,200	400	095	60	15	–	2	–	–	6	–	–	–	–	8	–
MNB	MSSX	1/2/3	60	40	20	105	-75	-35	–	–	–	–	6	2.5	5	5	4	5	Y
MNB	UMIN	1/2/3	60	40	20	105	-75	-35	–	–	–	–	6	2.5	5	5	4	5	–
MNB	INTR	1/2/3	40	60	10	115	-45	45	–	–	–	–	8	5	8	10	6	5	–
MNB	MSSX	4	1,200	1,200	400	105	-75	-35	–	–	–	–	6	–	–	–	–	8	Y
MNB	UMIN	4	2,400	2,400	800	105	-75	-35	–	–	–	–	6	–	–	–	–	8	–
MNB	INTR	4	1,200	1,200	400	115	-45	45	–	–	–	–	4	–	–	–	–	8	–
NORTH	MSSX	1/2/3	60	60	10	130	-65	-15	–	–	–	–	8	2.5	8	5	6	5	Y
NORTH	UMIN	1/2/3	60	60	10	130	-65	-15	–	–	–	–	8	2.5	8	5	6	5	–

Zone	Domain Description (and Domain Number where required)	Search Pass Number	Search Distances			Search Angles			Octant Searching				Min. No. Samp’s	Search Vol. 2		Search Vol. 3		Max. No. Samp’s per Hole	Dynamic Aniso-tropy Used (Y/–)
			1	2	3	1	2	3	Used (Y/–)	Min. No. Octants	Min. Samp’s per Octant	Max. Samp’s per Octant		Volume Factor	Min. No. Samp’s	Volume Factor	Min. No. Samp’s
NORTH	INTR	1/2/3	60	60	10	130	-85	-15	–	–	–	–	8	2.5	8	5	6	5	–
NORTH	MSSX	4	1,200	1,200	400	130	-65	-15	–	–	–	–	6	–	–	–	–	8	Y
NORTH	UMIN	4	2,400	2,400	800	130	-65	-15	–	–	–	–	6	–	–	–	–	8	–
NORTH	INTR	4	1,200	1,200	400	130	-85	-15	–	–	–	–	6	–	–	–	–	8	–
KIMA	MSSX	1/2/3	60	60	10	130	-65	-15	–	–	–	–	8	2.5	8	5	6	5	Y
KIMA	UMIN/INTR	1/2/3	60	60	10	130	-65	-15	–	–	–	–	8	2.5	8	5	6	5	–
KIMA	MSSX	4	1,200	1,200	400	130	-65	-15	–	–	–	–	4	–	–	–	–	8	Y
KIMA	UMIN/INTR	4	1,200	1,200	400	130	-65	-15	–	–	–	–	4	–	–	–	–	8	–
TEMBO	TS & TCN UMIN/INTR	1/2/3	60	60	20	145	-80	20	–	–	–	–	8	2.5	8	5	6	5	–
TEMBO	TCS & TN UMIN/INTR	1/2/3	60	60	20	145	-75	-30	–	–	–	–	6	2.5	8	5	6	5	–
TEMBO	TS & TCN MSSX	1/2/3	60	60	20	145	-80	20	–	–	–	–	8	2.5	8	5	6	5	Y
TEMBO	TCS & TN MSSX	1/2/3	60	60	20	145	-75	-30	–	–	–	–	6	2.5	8	5	6	5	Y
TEMBO	TS & TCN UMIN/INTR	4	1,200	1,200	400	145	-80	20	–	–	–	–	4	–	–	–	–	8	–
TEMBO	TCS & TN UMIN/INTR	4	1,200	1,200	400	145	-75	-30	–	–	–	–	6	–	–	–	–	8	–
TEMBO	TS & TCN MSSX	4	1,200	1,200	400	145	-80	20	–	–	–	–	4	–	–	–	–	8	Y
TEMBO	TCS & TN MSSX	4	1,200	1,200	400	145	-75	-30	–	–	–	–	6	–	–	–	–	8	Y

The maximum number of samples permitted in each Search Volume = 14

The rotation of the Search Angles occurs around axes 3 : 1 : 3

‘UMIN’ is the domain field name in the cell model and drillhole files to denote the presence or absence of ultramafic mineralisation (which is abbreviated to ‘UMAF’ or ‘UMAF_1a’ throughout this report)

‘INTR’ in this table is a shortening of ‘INTRUSIV’, which is the domain field name in the cell model and drillhole files to denote the presence or absence of intrusive lithology

11.3.7 Grade Estimation

Grade (and density) estimation was undertaken using ordinary kriging (OK) for each domain.

Inverse distance weighting to the power of 2 (ID2) was used to estimate a select group of components in each domain for validation purposes. The global tonnes and grades were compared for each estimation method, as a check for gross errors in the kriging parameters.

An example cross-section showing Ni% grade estimates at North zone is shown in Figure 11.12 and at Tembo zone in Figure 11.13.

11.3.8 Model Validation

The models were validated visually and statistically for all grade elements estimated and the density. Visually, the models were reviewed on cross-sections against the input drilling data to ensure that the models honour the grade profiles and continuity. The following specific verification steps were taken:

●	Cross-sections of the estimated grades were reviewed to ensure the estimates honour drillhole data and the geological interpretation.

●	Histograms of the drillhole data were overlain with the estimated model Ni grades to assess grade distribution.

●	Cumulative frequency plots for each of the estimation methods and the drillhole grades illustrate a modest grade distribution distortion.

●	Swath plots were generated for each of the domains within each zone to review and assess the grade distributions. Some example swath plots along strike are shown for North in Figure 11.14 and Tembo in Figure 11.15.

Figure 11.12 Example Cross-section* of Ni% Grade Estimates at North Zone (shows Kima)

Topography
Oxidation
SSC
UQTZ
USSC
LQTZ
LSSC
BNPU
LRPU
UMAF
MSSX
UMAF
MSSX
MSSX
MSSX
UMAF
MSSX
MSSX
MSSX
Kima
11600 mRL
11400 mRL
11200 mRL
11000 mRL
10800 mRL
10600 mRL
Estimated Ni%
< 0.58
0.58 - 0.80
0.80 - 1.00
1.00 - 1.20
1.20 - 1.50
1.50 - 1.75
1.75 - 2.00
2.00 - 2.20
2.20 - 2.40
2.40 - 2.60
2.60 - 2.80
2.80 - 3.00
3.00 - 3.25
3.25 - 3.50
3.50 - 4.00
> 4.00
0
50
100
150
200

*	Oblique cross-section looking 030°, +/- 15 m projection.

Figure 11.13 Example Cross-section* of Ni% Grade Estimates at Tembo Zone

Topography
Oxidation
UQTZ
USSC
LQTZ
LSSC
BNPU
LRPU
MSSX
UMAF
MSSX
11600 mRL
11400 mRL
11200 mRL
11000 mRL
10800 mRL
10600 mRL
Estimated Ni%
< 0.58
0.58 - 0.80
0.80 - 1.00
1.00 - 1.20
1.20 - 1.50
1.50 - 1.75
1.75 - 2.00
2.00 - 2.20
2.20 - 2.40
2.40 - 2.60
2.60 - 2.80
2.80 - 3.00
3.00 - 3.25
3.25 - 3.50
3.50 - 4.00
> 4.00

*	Oblique cross-section looking 038°, +/- 15 m projection.

Figure 11.14 Example Swath Plots – Ni% Along Strike for North Zone MSSX and UMAF

Figure 11.15 Example Swath Plots – Ni% Along Strike for Tembo Zone MSSX and UMAF

11.3.9 Classification

The 2024MRU was classified after reviewing the previous classification criteria and is based on a variety of factors including the geometry and spatial and geochemical continuity of the Mineral Resource, as well as the success rate at predicting mineralisation locations and thicknesses when intersecting the interpreted mineralisation with recent (2021–23) drilling. Manually-defined wireframe solids were produced to enclose areas to be defined as inferred, indicated or measured.

Significant emphasis and time were given to ‘tightening’ the geological and mineralogical interpretation throughout the entire project area in the 2024 work. This tightening was achieved through:

●	The development of a sedimentary host strata model. The host sedimentary stratigraphy comprises a reliably predictable sequence of known strata on a whole-project scale that is very well supported by the drillhole logging database. The robust strata model helps to guide and control the interpreted extent and shape of the later intrusives.

●	A full and comprehensive reinterpretation of the mineralisation in all mineralised zones.

●	Smaller subcelling along the boundaries of the mineralised units (MSSX and UMIN), forcing tighter constraint of the volumes within these domains (note: ‘UMIN’ is the domain field name in the cell model and drillhole files to denote the presence or absence of ultramafic mineralisation (which is abbreviated to ‘UMAF’ or ‘UMAF_1a’ throughout this report).

The tightened geological and mineralogical interpretation achieved in 2024 had the downside effect of slightly reducing the overall mineralisation tonnage, but positively influenced confidence in the interpretation at a local and deposit scale, resulting in an upgrade in classification in several locations and an overall increase in the tonnages in the Measured + Indicated inventory.

Figure 11.16 Schematic Projected Long-section of the Kabanga Classification (truncated UTM, looking north-west)

Note: Topography and oxidation wireframes are sliced on the long-section plane, whereas the model is projected onto the plane

11.4 Mineral Resource Cut-off Grade

As the Kabanga mineralised zones contain multi-element mineralisation, a grade-equivalent formula has been used for reporting from the Mineral Resource estimates. After a review of the grade equivalent formula and the cut-off grade assumptions in the Kabanga Technical Report Summary filed in November 2023, it was determined that the assumptions remain current and have not been changed for this Initial Assessment.

Based on previous work on the Project, nickel was identified as the primary payable element, and therefore a nickel-equivalent was used for the cut-off grade. A formula was used to convert payable elements in a model cell, to a nickel-equivalent value, by using the individual relative metal values as compared to nickel, to result in a total nickel-equivalent (NiEq) for a model cell.

The 2024 nickel-equivalent (NiEq24) formula as follows:

●	MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497)

●	UMAF NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480)

The 2024 NiEq cut-off grades are:

●	MSSX = 0.73% NiEq24

●	UMAF = 0.77% NiEq24

Metal price and recovery assumptions used for the NiEq24 and cut-off grade determination are shown for MSSX and UMAF in Table 11.2 and Table 11.3 respectively.

Table 11.2 NiEq24 MSSX Input Parameters

Metals	Metal Prices ($/lb)	Recoveries (%)		Net Recovered ($/lb)	NiEq Ratio
		Concentrator	Refinery
Nickel	9.50	66.6	96.5	6.11	1.000
Copper	4.50	63.4	97.2	2.77	0.454
Cobalt	23.00	68.2	97.3	15.26	2.497

Table 11.3 NiEq24 UMAF Input Parameters

Metals	Metal Prices ($/lb)	Recoveries (%)		Net Recovered ($/lb)	NiEq Ratio
		Concentrator	Refinery
Nickel	9.50	64.0	96.5	5.87	1.000
Copper	4.50	76.9	97.2	3.36	0.574
Cobalt	23.00	65.0	97.3	14.55	2.480

11.4.1 2024 Cut-off Grade

The NiEq24 cut-off grade used is a ‘Breakeven Cut-off Grade’. It is defined as the Ni grade of a model cell in the resource model at which the net sales return (NSR) is equal to the cost for producing nickel cathode (Cost).

The Initial Assessment is based on the following key assumptions:

●	Mining rate: an underground mining rate of 3.4 Mtpa.

●	Mining method: underground stoping with backfill feeding an onsite concentrator.

●	Processing rate: a concentrator located on-site at Kabanga with a capacity of 3.4 Mtpa feed.

●	Concentrate is assumed to be transported to a hydrometallurgical refining facility at Kahama to produce final LME grade nickel, copper, and cobalt metals. The Kahama refinery capacities are assumed to be: concentrate feed 347 ktpa and total metal production 77.7 ktpa (63.0 ktpa nickel, 9.0 ktpa copper, and 5.7 ktpa cobalt).

●	Transport of nickel and copper cathode and cobalt rounds to Dar es Salaam for sale locally or for export.

●	All power requirements are assumed to be supplied from the national grid.

Modifying factors were estimated using the above project scenario and comparisons with studies of similar projects. The costs accuracy level is approximately ±50% with a contingency level of 25%.

Table 11.5 details the input assumptions used for determination of the cut-off grade.

NiEq24 has been calculated in the resource model to account for the grades of all three payable metals. In the cut-off grade calculation, only the revenue from nickel is considered for the NSR. In model cells where there are no Cu and Co grades, the NSR calculated from Ni only can then be applied to the NiEq24.

A description of the formulae for calculating NSR and Cost follows.

Net Sales Return

●	Mass Pull = Ni Grade * Concentrator Recovery / Concentrate Ni Grade

●	NSR = ((Nickel Price* Concentrate Ni Grade * Refinery Recovery) * (1 - Royalties) - Transport - Insurance)) * Mass Pull

Concentrator Recoveries, Mass Pull and Concentrate Grades

Concentrator recoveries, mass pull and concentrate grades formulae were estimated using the testwork results and other assumptions for the production scenario. The assumptions are shown in Table 11.4. The concentrator recoveries when plotted with the relevant feed grades are curves where the lower feed grades have lower recoveries. The recoveries at the cut-off grades have been used in the cut-off grade calculations. For example, the nickel grade of 0.77% Ni has an MSSX concentrator recovery of 66.6%, a grade of 2.0% Ni would have a recovery of 89.2% for MSSX and 76.1% Ni for UMAF.

The concentrator recoveries for nickel, copper and cobalt for both MSSX and UMAF are shown in Figure 11.17 to Figure 11.19. The nickel concentrate grades are shown in Figure 11.20 and the mass pull is shown in Figure 11.21.

Table 11.4 Concentrator Recoveries and Mass Pull Assumptions

MSSX Nickel Recovery %
(–1.77+36.658 * (Mass Pull)0.3864) * (–0.022 * ln(Ni Feed Grade) + 1.0277) + 0.63
UMAF Nickel Recovery %
(–3.77+36.658 * (Mass Pull)0.3864) * (–0.022 * ln(Ni Feed Grade) + 1.0215) - 0.68
MSSX Copper Recovery %
e(4.601495 - 0.0022253/(Cu Feed Grade * Cu Feed Grade)) * 1.0025
UMAF Copper Recovery %
(75.35 + 39.508272 * Cu Feed Grade) * 0.991
MSSX Cobalt Recovery %
1 / (0.0061895713 + 37.653048 / (Ni Recovery * Ni Recovery))
UMAF Cobalt Recovery %
1 / (0.0061895713 + 37.653048 / (Ni Recovery * Ni Recovery))
MSSX and UMAF Mass Pull %
–1.67933 + 117.056 * ((12.31 * (Ni Feed Grade)-0.603)-1.093) * (0.0009 * ln(Ni Feed Grade) + 0.982)

‘ln’ is natural logarithm and ‘e’ is exponential function

Figure 11.17 MSSX and UMAF Concentrator Nickel Recoveries

Figure 11.18 MSSX and UMAF Concentrator Copper Recoveries

Figure 11.19 MSSX and UMAF Concentrator Cobalt Recoveries

Figure 11.20 MSSX and UMAF Concentrate Nickel Grade

Figure 11.21 MSSX and UMAF Mass Pull

Cost

●	Refinery Cost = (Refinery Cost per lb) * (lb/t) * Concentrate Ni Grade * Mass Pull

●	Breakeven Cost = Mining + Process + Refining + G&A

Breakeven Cut-off Grade

●	Cut-off Grade is the Ni Grade when NSR = Cost

Table 11.5 2024 Cut-off Grade Assumptions

Description	Unit	Value
Metal Prices
Nickel	$/lb	9.50
Copper	$/lb	4.50
Cobalt	$/lb	23.00
Refinery Recovery
Nickel	%	96.50
Copper	%	97.20
Cobalt	%	97.30
Concentrate
Moisture Content	%	9
Transport Cost	$/t.km Concentrate	0.08
Royalties and Fees
Royalties and Fees	%	6.47
Refining
Refinery to Port Transport Cost	$/t.km Metal	0.05
Port and Sea Freight Cost	$/t Metal	102.02
Insurance Cost	% freight value	0.40
Refining Cost	$/lb recovered metal	0.99
Mine Operating Costs
Underground Mining	$/t Mined	50.07
Processing	$/t Processed	12.64
General and Administration	$/t Processed	8.69

11.5 Reasonable Prospects for Economic Extraction

Reasonable prospects for economic extraction for Mineral Resource determination were assessed by way of an Initial Assessment, as defined in S-K 1300. The Initial Assessment assumed an underground mining rate of 3.4 Mtpa. The mining method is assumed to be underground stoping with backfill, and the extracted mineralised material will feed into an on-site concentrator. Concentrate is assumed to be transported to an off-site hydrometallurgical processing facility to produce final nickel, copper, and cobalt metal, with transport of the final metal to Dar es Salaam, and subsequent export to markets for sale.

A cash flow analysis was not performed for Mineral Resource determination. The Initial Assessment was prepared to demonstrate reasonable prospects of economic extraction, not the economic viability of the Mineral Resource estimates. The Initial Assessment was preliminary in nature, it included Inferred Mineral Resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorised as Mineral Reserves, and there is no certainty that this economic assessment will be realised.

Macroeconomic trends, taxes, royalties, data, and assumptions, interest rates, marketing information and plans, legal matters such as statutory and regulatory interpretations affecting the mine plan and environmental matters are within the control of KNL.

However, as significant environmental and social analysis has been conducted for the Project over an extended period, KNL employs professionals and other personnel with responsibility in these areas and these personnel have the best understanding of these areas, and this information provided by KNL has been relied upon.

11.6 Kabanga 2024 Mineral Resource Statement

The Mineral Resource estimates are shown in Table 11.6. The subset of the Mineral Resource estimates that relates to the massive sulfide (MSSX) mineralisation is shown in Table 11.7. The subset of the Mineral Resource estimates that relates to the ultramafic (UMAF) mineralisation is shown in Table 11.8. Reporting of contained nickel-equivalent metal is shown in Table 11.9. Only the portion of the total mineralisation that is attributable to LZM’s interest in the property is shown in Table 11.6 through Table 11.9.

The Mineral Resource estimates have an effective date of 4 December 2024. Mineral Resource estimates have been reported in accordance with S-K 1300.

Table 11.6 Kabanga Mineral Resource Estimates1

as at 4 December 2024 – Based on $9.50/lb Nickel Price,

$4.50/lb Copper Price, and $23.00/lb Cobalt Price

Mineral Resource Classification	LZM Tonnage[3] (Mt)	Grades				Recovery
		NiEq24 (%)	Ni (%)	Cu (%)	Co (%)	Nickel (%)	Copper (%)	Cobalt (%)
MAIN – Massive Sulfide plus Ultramafic
Measured	–	–	–	–	–	–	–	–
Indicated	8.7	1.53	1.18	0.19	0.10	73.4	85.9	75.6
Measured + Indicated	8.7	1.53	1.18	0.19	0.10	73.4	85.9	75.6
Inferred	–	–	–	–	–	–	–	–
MNB – Massive Sulfide plus Ultramafic
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured + Indicated	–	–	–	–	–	–	–	–
Inferred	1.8	1.59	1.25	0.18	0.10	75.3	88.9	78.6
KIMA – Massive Sulfide plus Ultramafic
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured + Indicated	–	–	–	–	–	–	–	–
Inferred	3.4	2.01	1.60	0.24	0.12	81.4	92.3	84.2
NORTH – Massive Sulfide plus Ultramafic
Measured	7.9	2.66	2.12	0.28	0.16	83.3	92.9	86.1
Indicated	16.8	3.44	2.80	0.37	0.19	85.1	94.8	88.0
Measured + Indicated	24.7	3.19	2.58	0.34	0.18	84.6	94.3	87.5
Inferred	5.8	3.25	2.62	0.35	0.19	85.8	95.2	88.7
TEMBO – Massive Sulfide plus Ultramafic
Measured	8.0	2.30	1.79	0.25	0.15	81.9	91.1	84.5
Indicated	5.5	2.22	1.75	0.24	0.14	82.0	90.5	84.9
Measured + Indicated	13.5	2.27	1.78	0.24	0.15	82.0	90.9	84.7
Inferred	0.3	2.49	2.01	0.23	0.15	84.2	90.3	87.0
MINERAL RESOURCE ALL ZONES – Massive Sulfide plus Ultramafic
Measured	15.9	2.48	1.95	0.26	0.16	82.7	92.0	85.4
Indicated	31.0	2.69	2.16	0.30	0.16	82.9	92.6	85.3
Measured + Indicated	46.8	2.62	2.09	0.29	0.16	82.8	92.4	85.3
Inferred	11.3	2.59	2.08	0.28	0.15	83.7	93.7	86.5

1.	Table 11.6 reports the Mineral Resources for the combined massive sulfide and ultramafic mineralisation types.
2.	Mineral Resources are reported exclusive of Mineral Reserves.
3.	Mineral Resources are reported showing only the LZM attributable tonnage portion, which is 69.713% of the total.
4.	Cut-off applies to NiEq24, which is derived using a nickel price of $9.50/lb, copper price of $4.50/lb, and cobalt price of $23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.
5.	NiEq24 formulae are:
MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497)
UMAF NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480)
6.	The point of reference for Mineral Resources is the point of feed into a concentrator.
7.	All Mineral Resources in the 2024MRU were assessed for reasonable prospects for eventual economic extraction by reporting only material above cut-off grades of:
MSSX NiEq24>0.73% and UMAF NiEq24>0.77%
8.	Totals may vary due to rounding.

Table 11.7 Kabanga Mineral Resource Estimates – Massive Sulfide1 (subset of Table 11.6) as at 4

December 2024 – Based on $9.50/lb Nickel Price, $4.50/lb Copper Price,

and $23.00/lb Cobalt Price

Mineral Resource Classification	LZM Tonnage[3] (Mt)	Grades				Recovery
		NiEq24 (%)	Ni (%)	Cu (%)	Co (%)	Nickel (%)	Copper (%)	Cobalt (%)
MAIN – Massive Sulfide Only
Measured	–	–	–	–	–	–	–	–
Indicated	2.9	2.18	1.71	0.27	0.14	82.3	94.1	85.6
Measured + Indicated	2.9	2.18	1.71	0.27	0.14	82.3	94.1	85.6
Inferred	–	–	–	–	–	–	–	–
MNB – Massive Sulfide Only
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured + Indicated	–	–	–	–	–	–	–	–
Inferred	1.2	1.90	1.49	0.21	0.13	79.1	92.2	82.5
KIMA – Massive Sulfide Only
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured + Indicated	–	–	–	–	–	–	–	–
Inferred	2.6	2.31	1.84	0.28	0.13	84.1	94.4	87.3
NORTH – Massive Sulfide Only
Measured	5.5	3.32	2.65	0.35	0.21	86.2	95.3	89.2
Indicated	14.2	3.86	3.14	0.42	0.21	86.2	95.7	89.2
Measured + Indicated	19.7	3.71	3.00	0.40	0.21	86.2	95.6	89.2
Inferred	5.5	3.39	2.74	0.36	0.20	86.2	95.4	89.2
TEMBO – Massive Sulfide Only
Measured	4.9	2.94	2.31	0.31	0.20	86.2	94.9	89.2
Indicated	3.4	2.73	2.16	0.29	0.18	86.2	94.5	89.2
Measured + Indicated	8.3	2.85	2.25	0.30	0.19	86.2	94.8	89.2
Inferred	0.2	2.76	2.25	0.23	0.16	86.2	93.0	89.2
MINERAL RESOURCE ALL ZONES – Massive Sulfide Only
Measured	10.3	3.14	2.49	0.33	0.20	86.2	95.1	89.2
Indicated	20.5	3.44	2.77	0.38	0.20	85.8	95.4	88.8
Measured + Indicated	30.9	3.34	2.68	0.36	0.20	85.9	95.3	88.9
Inferred	9.4	2.89	2.32	0.32	0.17	85.2	94.9	88.1

1.	Table 11.7 reports the Mineral Resources for the massive sulfide mineralisation only.
2.	Mineral Resources are reported exclusive of Mineral Reserves.
3.	Mineral Resources are reported showing only the LZM attributable tonnage portion, which is 69.713% of the total.
4.	Cut-off applies to NiEq24, which is derived using a nickel price of $9.50/lb, copper price of $4.50/lb, and cobalt price of $23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.
5.	NiEq24 formulae are:
MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497)
UMAF NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480)
6.	The point of reference for Mineral Resources is the point of feed into a concentrator.
7.	All Mineral Resources in the 2024MRU were assessed for reasonable prospects for eventual economic extraction by reporting only material above cut-off grades of:
MSSX NiEq24>0.73% and UMAF NiEq24>0.77%
8.	Totals may vary due to rounding.

Table 11.8 Kabanga Mineral Resource Estimates – Ultramafic1 (subset of Table 11.6)

as at 4 December 2024 – Based on $9.50/lb Nickel Price, $4.50/lb Copper Price,

and $23.00/lb Cobalt Price

Mineral Resource Classification	LZM Tonnage[3] (Mt)	Grades				Recovery
		NiEq24 (%)	Ni (%)	Cu (%)	Co (%)	Nickel (%)	Copper (%)	Cobalt (%)
MAIN – Ultramafic Only
Measured	–	–	–	–	–	–	–	–
Indicated	5.7	1.20	0.91	0.15	0.08	64.6	78.5	66.7
Measured + Indicated	5.7	1.20	0.91	0.15	0.08	64.6	78.5	66.7
Inferred	–	–	–	–	–	–	–	–
MNB – Ultramafic Only
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured + Indicated	–	–	–	–	–	–	–	–
Inferred	0.6	0.99	0.78	0.11	0.06	61.1	77.0	62.5
KIMA – Ultramafic Only
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured + Indicated	–	–	–	–	–	–	–	–
Inferred	0.8	1.09	0.85	0.12	0.07	63.1	77.2	64.9
NORTH – Ultramafic Only
Measured	2.4	1.18	0.93	0.12	0.07	65.0	77.2	67.2
Indicated	2.6	1.16	0.93	0.13	0.07	65.1	77.4	67.2
Measured + Indicated	5.1	1.17	0.93	0.12	0.07	65.0	77.3	67.2
Inferred	0.4	1.01	0.80	0.10	0.06	62.4	76.4	64.1
TEMBO – Ultramafic Only
Measured	3.1	1.29	0.99	0.15	0.09	66.2	78.2	68.6
Indicated	2.1	1.39	1.07	0.16	0.09	68.2	78.7	70.9
Measured + Indicated	5.2	1.33	1.02	0.15	0.09	67.1	78.4	69.5
Inferred	0.1	1.50	1.15	0.23	0.09	69.5	80.3	72.4
MINERAL RESOURCE ALL ZONES – Ultramafic Only
Measured	5.5	1.24	0.96	0.13	0.08	65.7	77.8	68.0
Indicated	10.4	1.23	0.95	0.15	0.08	65.6	78.3	67.8
Measured + Indicated	16.0	1.23	0.95	0.14	0.08	65.6	78.2	67.9
Inferred	1.9	1.05	0.83	0.12	0.06	62.7	77.2	64.3

1.	Table 11.8 reports the Mineral Resources for the ultramafic mineralisation only.
2.	Mineral Resources are reported exclusive of Mineral Reserves.
3.	Mineral Resources are reported showing only the LZM attributable tonnage portion, which is 69.713% of the total.
4.	Cut-off applies to NiEq24, which is derived using a nickel price of $9.50/lb, copper price of $4.50/lb, and cobalt price of $23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.
5.	NiEq24 formulae are:
MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497)
UMAF NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480)
6.	The point of reference for Mineral Resources is the point of feed into a processing facility.
7.	All Mineral Resources in the 2024MRU were assessed for reasonable prospects for eventual economic extraction by reporting only material above cut-off grades of:
MSSX NiEq24>0.73% and UMAF NiEq24>0.77%
8.	Totals may vary due to rounding.

Table 11.9 Kabanga Mineral Resource Estimates1 – Showing Contained Metals

as at 4 December 2024 – Based on $9.50/lb Nickel Price,

$4.50/lb Copper Price, and $23.00/lb Cobalt Price

Mineral Resource Classification	LZM Tonnage[3] (Mt)	Grades				Contained Metals
		NiEq24 (%)	Ni (%)	Cu (%)	Co (%)	Nickel Equiv. (kt)	Nickel (kt)	Copper (kt)	Cobalt (kt)
Massive Sulfide Mineral Resource
Measured	10.3	3.14	2.49	0.33	0.20	325	257	34	21
Indicated	20.5	3.44	2.77	0.38	0.20	706	570	77	40
Measured + Indicated	30.9	3.34	2.68	0.36	0.20	1,031	827	111	61
Inferred	9.4	2.89	2.32	0.32	0.17	274	220	30	16
Ultramafic Mineral Resource
Measured	5.5	1.24	0.96	0.13	0.08	69	53	7	5
Indicated	10.4	1.23	0.95	0.15	0.08	128	99	15	8
Measured + Indicated	16.0	1.23	0.95	0.14	0.08	197	152	23	13
Inferred	1.9	1.05	0.83	0.12	0.06	20	15	2	1
Total Mineral Resource – Massive Sulfide plus Ultramafic
Measured	15.9	2.48	1.95	0.26	0.16	394	311	42	25
Indicated	31.0	2.69	2.16	0.30	0.16	833	668	93	49
Measured + Indicated	46.8	2.62	2.09	0.29	0.16	1,227	979	134	74
Inferred	11.3	2.59	2.08	0.28	0.15	293	235	32	17

1.	Table 11.9 reports the Mineral Resources for the massive sulfide and ultramafic mineralisation types.
2.	Mineral Resources are reported exclusive of Mineral Reserves.
3.	Mineral Resources are reported showing only the LZM attributable tonnage portion, which is 69.713% of the total.
4.	Cut-off applies to NiEq24, which is derived using a nickel price of $9.50/lb, copper price of $4.50/lb, and cobalt price of $23.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.
5.	NiEq24 formulae are:
MSSX NiEq24 = Ni + (Cu x 0.454) + (Co x 2.497)
UMAF NiEq24 = Ni + (Cu x 0.547) + (Co x 2.480)
6.	The point of reference for Mineral Resources is the point of feed into a concentrator.
7.	All Mineral Resources in the 2024MRU were assessed for reasonable prospects for eventual economic extraction by reporting only material above cut-off grades of:
MSSX NiEq24>0.73% and UMAF NiEq24>0.77%
8.	Totals may vary due to rounding.

11.6.1 Comparison to Previous Mineral Resource Estimates – All Mineralisation Types

The following comparison relates to the LZM-attributable component of the estimates.

Comparison of the previous Mineral Resource estimate (which was effective as at 30 November 2023) to the updated December 2024 Mineral Resource estimate (detailed in Table 1.2) shows an increase of 3.3 Mt (+7% relative) in Measured + Indicated, (Table 1.6). The additional Measured + Indicated tonnage is associated with an increase in grade (+2% relative NiEq24%), making more metal available to the mine planning process (+9% NiEq24 metal) (Table 1.7).

There is a decrease of 6.2 Mt (–36%) in the Inferred category, (Table 1.6).

Upgrade of Measured and Indicated classification is evident, with an overall total (LZM-attributable) of 46.8 Mt of Measured + Indicated reported in December 2024, versus 43.6 Mt Measured + Indicated in the previous estimates (7% tonnage increase).

These outcomes are the product of significant emphasis in the 2024 work on ‘tightening’ the interpretation throughout the entire project area. This tightening has been achieved through:

●	The development of a sedimentary host strata model. The host sedimentary stratigraphy comprises a reliably predictable sequence of known strata on a whole-project scale that is very well supported by the drillhole logging database. The robust strata model helps to guide and control the interpreted extent and shape of the later intrusives.

●	A full and comprehensive reinterpretation of the mineralisation in all mineralised zones.

●	Smaller subcelling along the boundaries of the mineralised units (MSSX and UMIN), forcing tighter constraint of the volumes within these domains (note: ‘UMIN’ is the domain field name in the cell model and drillhole files to denote the presence or absence of ultramafic mineralisation (which is abbreviated to ‘UMAF’ or ‘UMAF_1a’ throughout this report).

●	Reevaluation of classification considerations in light of the more robust geological and mineralogical interpretation.

Changes to the NiEq formulae and increases in the cut-off grades have slightly reduced the quantities that report through to all categories of Mineral Resource. The revised NiEq24 formulae and cut-off grades account for a loss of only 0.6% of the metal in Measured + Indicated, and 0.66% loss of NiEq24 metal overall.

Table 11.10 Kabanga Mineral Resource Estimates1 Comparison – Tonnes and Grades

Mineral Resource Classification	LZM Tonnage[2] (Mt)	Grades
		NiEq24 (%)	Ni (%)	Cu (%)	Co (%)
December 2024 – Massive Sulfide plus Ultramafic
Measured	15.9	2.48	1.95	0.26	0.16
Indicated	31.0	2.69	2.16	0.30	0.16
Measured + Indicated	46.8	2.62	2.09	0.29	0.16
Inferred	11.3	2.59	2.08	0.28	0.15
November 2023 – Massive Sulfide plus Ultramafic
Measured	14.1	2.61	2.03	0.28	0.17
Indicated	29.5	2.55	2.02	0.28	0.15
Measured + Indicated	43.6	2.57	2.02	0.28	0.16
Inferred	17.5	2.79	2.23	0.31	0.16
ABSOLUTE DIFFERENCE (Dec’24 minus Nov’23)
Measured	1.8	–0.14	–0.08	–0.02	–0.01
Indicated	1.4	0.14	0.14	0.02	0.01
Measured + Indicated	3.3	0.05	0.07	0.01	0.00
Inferred	–6.2	-0.20	–0.16	–0.03	0.00

1.	Table 11.10 reports the Mineral Resources for the combined massive sulfide and ultramafic mineralisation types.
2.	Mineral Resources are reported showing only the LZM-attributable tonnage portion, which is 69.713% of the total.
3.	Totals may vary due to rounding.

The key differences between the previous and updated Mineral Resource estimates are (a) the increase in Measured and Indicated tonnages in 2024, which is associated with an increase in grade, and (b) the reduction in Inferred Mineral Resource (tonnage and grade) in 2024. These outcomes are the product of significant emphasis on ‘tightening’ the interpretation throughout the entire project area.

Table 11.11 Kabanga Mineral Resource Estimates1 Comparison – Contained Metals

Mineral Resource Classification	LZM Tonnage[2] (Mt)	Contained Metals
		Nickel Equiv. (kt)	Nickel (kt)	Copper (kt)	Cobalt (kt)
December 2024 – Massive Sulfide plus Ultramafic
Measured	15.9	394	311	42	25
Indicated	31.0	833	668	93	49
Measured + Indicated	46.8	1,227	979	134	74
Inferred	11.3	293	235	32	17
November 2023 – Massive Sulfide plus Ultramafic
Measured	14.1	368	286	39	24
Indicated	29.5	753	595	83	45
Measured + Indicated	43.6	1,121	881	122	69
Inferred	17.5	489	391	54	27
ABSOLUTE DIFFERENCE (Dec’24 minus Nov’23)
Measured	1.8	26	25	2	2
Indicated	1.4	81	73	10	4
Measured + Indicated	3.3	106	98	12	6
Inferred	–6.2	–196	–156	–22	–10
PERCENTAGE DIFFERENCE (Dec’24 minus Nov’23/ Nov’23)
Measured	13%	7%	9%	6%	6%
Indicated	5%	11%	12%	12%	9%
Measured + Indicated	7%	9%	11%	10%	8%
Inferred	–35%	–40%	–40%	–41%	–37%

1.	Table 11.11 reports the Mineral Resources for the combined massive sulfide and ultramafic mineralisation types.
2.	Mineral Resources are reported showing only the LZM-attributable tonnage portion, which is 69.713% of the total.
3.	Totals may vary due to rounding.

11.7 Risks and Opportunities

11.7.1 Risks

Risk factors that could materially impact the Mineral Resource estimates and cost / revenue assumptions, and therefore the reporting cut-off grade include:

●	Metal price and exchange rate assumptions.

●	Changes in the interpretations of mineralisation geometry and continuity of mineralised zones as additional information becomes available.

●	Changes to geotechnical, mining, and metallurgical recovery assumptions.

●	Changes to the assumptions related to the continued ability to access the site, retain mineral and surface right titles, maintain environment and other regulatory permits, and maintain the licence to operate.

The classification of the estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. At present there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues that would adversely affect the Project Mineral Resource estimates presented in this TRS. However, Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. There is no assurance that KNL will be successful in obtaining any or all of the requisite consents, permits or approvals, regulatory or otherwise, for the Project.

11.7.2 Opportunities

In terms of discovery, the mineralisation has not yet been closed off between the North and Tembo zones, and between the Tembo and Safari zones. There remains opportunity to identify extensions of the mineralisation in these areas, and at depth. Regional targets also provide opportunities for potential additional mineralisation.

12 MINERAL RESERVE ESTIMATES

This Section not used.

13 MINING METHODS

This Section not used.

14 PROCESSING AND RECOVERY METHODS

This Section not used.

15 INFRASTRUCTURE

This Section not used.

16 MARKET STUDIES

16.1 Marketing and Metal Prices

The metal prices used in the 2024MRU are based on an assessment by the 2024MRU QP of recent market prices, long-term forward curve prices, and consensus prices from analysts and institutions. The metal prices selected are at the upper range of long-term consensus price forecasts over the last 10-years; this is an optimistic view of prices for use in the cut-off grade analysis to ensure that the reasonable prospect of economic extraction considerations do not exclude material that may be able to be included in future studies for defining Mineral Reserves. For the Initial Assessment analysis in the 2024MRU, the metal prices shown in Table 16.1 were used.

Table 16.1 Metal Prices

Metal	Value ($/lb)
Nickel	9.50
Copper	4.50
Cobalt	23.00

A nickel concentrate is assumed to be produced on-site and then transported to an off-site hydrometallurgical processing facility to produce final nickel, copper, and cobalt metals, with transport of final metals to Dar es Salaam and export to markets for sale.

Markets for nickel, copper, and cobalt metals are well established, and demand for these metals is expected to be robust in the long-term given the global trend to decarbonisation. As yet, no contracts or detailed marketing studies have been prepared by LZM.

16.2 QP Opinion

There is a market for nickel, copper, and cobalt that supports the conclusion that KNL will be able to sell the products from the Project. Macroeconomic trends, taxes, royalties, data, and assumptions, interest rates, and marketing information and plans are outside the expertise of the QP and are within the control of the registrant (see Section 25).

17 ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

17.1 Summary

17.1.1 Environmental Studies

The Kabanga nickel project (the Project) encompasses two primary locations: the mine and concentrator located at the Kabanga site, and the refinery located at the Kahama site. The Kabanga Resettlement Project is also a component of the Project, aimed at the relocation of households that are physically and economically displaced due to project activities at the Kabanga site.

The Kabanga site which includes the mineral deposits is the proposed location for an underground mine, concentrator, aerodrome, Tailings Storage Facility (TSF) and the associated infrastructure, collectively referred to as the Kabanga Project (KP). The Kabanga site is located in the Kagera Region (Ngara District) in the north-west of Tanzania, 42 km south of the town of Rulenge, 5 km south-east of the nearest town of Bugarama, and close to the border with Burundi.

The Kabanga Resettlement Project provides new housing, infrastructure, compensation, and livelihood restoration programmes for physically displaced households. Economically displaced households receive compensation and targeted support to restore or improve their livelihoods. These measures are implemented in compliance with Tanzanian regulations and international standards, addressing social, environmental, and economic impacts to support the long-term well-being of affected communities. The seven proposed resettlement sites cover a total area of approximately 1,109 hectares.

The Kahama site is the location of a proposed refinery, Residue Storage Facility (RSF), and associated infrastructure. The Kahama refinery is planned to utilise hydrometallurgical technology for refining the nickel-copper-cobalt sulfide concentrates from the Kabanga site. The Kahama site is located in the Shinyanga Region within the town of Kahama, in the Kahama District. The site is in the Buzwagi Special Economic Zone (SEZ).

Approval certificates from the National Environment Management Council (NEMC) (EIA Certificates) have been secured for the three main ESIA to national standards for the Project (across the Kabanga, Kahama, and Resettlement sites). The ESIA provide critical baselines for environmental and social conditions, guiding the project’s efforts to mitigate impacts and ensure sustainable operations across all three projects. The EIA Certificates relate to the Kabanga ESIA to 2.2 Mtpa production, the Kahama ESIA and the Relocation Host Sites ESIA to national standards. The uplift of all ESIA to international standards is ongoing with the expected completion by the end of Q1, 2025.

The increase of the mine production throughput to 3.4 Mtpa and associated increased footprint of facilities at Kabanga as well as the need for development of an RSF at Kahama have triggered a notification to the NEMC.

Optimisations and project changes, include an increase in mine production throughput to 3.4 Mtpa, and reroute of water pipeline from Ruvubu river for Kabanga site, and the proposed development of the RSF at Kahama requires amendments to the existing Environmental and Social Management Plan (ESMP) for the Kabanga project and variations in the ESIA for the Kahama Refinery Project, which are currently in progress.

17.1.2 Environmental and Social Licencing Conditions

To uphold strict environmental and social standards, the SML, holders must comply with a comprehensive set of stipulated licensing conditions. Under the EIA Certificates for both Kabanga and Kahama, general conditions include the safe disposal of all waste types, adherence to environmental and social management plans, and the implementation of periodic audits, monitoring, and reporting. Facilities must continually improve these plans by incorporating new developments, engaging environmental experts for guidance, and ensuring compliance with all proposed mitigation measures.

Holders of a Tanzanian Special Mining Licence (SML) are required to comply with the Environmental Management Act of 2004 and adhere to all relevant environmental safeguards. This includes the responsible management of waste production, storage, transportation, treatment, and disposal in alignment with established environmental principles. Regular ecological audits and evaluations are necessary to prevent degradation and minimise the release of hazardous substances. The updated ESIA for the KP specifies requirements such as minimising pollution, maintaining safe buffer zones, and ongoing site rehabilitation.

Additional licensing conditions include specific measures related to water management, such as compliance with the Culvert Construction Permit and Water Use Permits, which dictate pollution prevention, proper drainage, water abstraction limits, and regular reporting to the Lake Victoria Basin Water Board.

The Kahama Refinery EIA Certificate further emphasises the need to properly manage hazardous waste, residue, brine solutions, stormwater, and wastewater and implement management plans for transporting materials to minimise environmental and safety risks.

In addition to environmental compliance, social licensing conditions are critical to ensuring responsible interaction with affected communities. The EIA Certificates mandate continuous stakeholder engagement, compliance with national legislation, and preparation of emergency and contingency plans. For the Kabanga Project, these conditions also include addressing resettlement and compensation issues before the project begins, conducting environmental quality monitoring in affected areas, and formalising CSR commitments through Memoranda of Understanding (MOU) with local communities and authorities. At the relocation sites, TNCL must ensure safe waste management, a smooth handover of resettlement areas, and access to essential services for the relocated populations. The Kahama Refinery Project emphasises health and safety management, road safety during material transport, and the ongoing implementation of CSR programmes to support local development.

These conditions collectively ensure that the TNCL adheres to national and international standards, promote sustainable mining practices, and maintain transparency and accountability to stakeholders.

17.1.3 Permitting Status and Bonds

The permitting requirements for the Project consist of environmental, social, and construction-related permits, essential for the project development and operational phases. These permits address various aspects of regulatory compliance, including environmental impact assessments, community resettlement obligations, water resource management, and construction approvals. Permits are required for the mine and concentrator, refinery and relocation sites. The key environmental and social licences and permits currently approved for the respective Projects include:

●	Kabanga Project

-	Special Mining Licence (SML) – granted 25 November 2021

-	EIA Certificate (EC/EIS/824) – granted June 2021

-	Permit for Construction of Aerodrome (AG.35/336/335/02) - granted July 2023

-	Ruvubu River Water Use Permit (95100766) – granted September 2024

●	Kahama Refinery Project

-	Refinery Licence – granted 19 March 2024

-	EIA Certificate (EC/EIA/2022/1169) – granted February 2024

●	Kabanga Resettlement Project

-	EIA Certificate (EC/EIA/2023/6288) for resettlement host sites – granted September 2024

17.1.4 Environmental and Social Management Plans

The ESMPs for the Kabanga Project, Kahama Refinery Project and the Kabanga Resettlement Project are designed to manage environmental and social impacts across all the phases of project implementation. The objectives of the ESMPs include providing mitigation measures to effectively control project impacts, ensuring compliance with both national regulations and international standards, and offering a framework for monitoring environmental and social performance.

TNCL is responsible for ensuring the implementation of the ESMPs, and performance criteria are established to monitor compliance and ensure effective management of the project’s environmental and social impacts throughout its life cycle.

17.1.5 Land Access and Resettlement

To develop and construct the Project, TNCL will need to acquire 4,179 ha of land under the SML, in-part occupied by Project-Affected Households (PAHs) that will require resettlement.

The RAP addresses the socio-economic impact on the project-affected households (PAH) and is supported by the Kabanga Relocation Host Site ESIA, which focuses on the seven host sites where physically displaced households (PDH) will be relocated. TNCL’s Social Performance Programme encompasses several key plans, including the RAP, livelihood restoration plans, and stakeholder engagement plans, ensuring that the resettlement process is aligned with both national and international standards.

The Project’s Area of Influence, as outlined in the Relocation Host Site ESIA, extends beyond the immediate footprint, including the surrounding communities, transportation and the Kahama refinery operations. Communities around the Kabanga site primarily depend on subsistence farming and small-scale businesses.

As part of the RAP, a total of 349 households will be physically displaced, while 990 households will be economically displaced. The resettlement process for the Kabanga Project commenced in early 2022, with a moratorium on new construction declared in July 2022. The RAP was originally prepared in 2013 under a previous joint venture but was paused in 2014. TNCL resumed the RAP in August 2022, reactivating the RAP. The level 1 RAP was completed in August 2023. This foundational plan outlines the resettlement framework, compensation strategies and stakeholder engagement processes, ensuring compliance with Tanzanian regulations. The plan was updated in July 2024, better aligning with international standards, particularly the IFC Performance Standards. TNCL is currently updating the RAP for additional studies, technical aspects and with the aim of further meeting international best practices.

The primary goal of the RAP is to restore and, where possible, enhance the quality of life for PAH, ensuring that livelihoods are improved to at least pre-displacement levels. Key elements include minimising physical and economic displacement, ensuring fair and timely compensation, improving socio-economic conditions and providing targeted support to vulnerable populations.

A Resettlement Stakeholder Engagement Plan (RSEP) was prepared and updated by TNCL on May 2024 to guide all the resettlement-related consultation and engagement activities.

17.1.6 Mine and Facility Closure

TNCL will follow global best practices when carrying out mine closure activities for the project, with a particular focus on responsible and sustainable tailings management and closure. These include the Global Industry Standard on Tailings Management (GITSM) and the Australian National Committee on large dams (ANCOLD) guidelines.

The International Council on Mining and Metals (ICMM) is a global industry body that promotes sustainable development in the mining and metals industry. The ICMM 10 Principles set the standard for responsible mining practices, including mine closure. TNCL intends to adhere to the ICMM Principles to ensure that the Project is conducted responsibly and in alignment with global sustainability objectives. The Mining Principles will guide TNCLs approach to determining responsible mine closure that also aligns with broader sustainability goals.

In addition to these broader guiding principles, TNCL has obligations under Tanzanian mining regulations regarding mine closure.

17.1.7 Local Procurement and Hiring

The Project will implement a five-year Procurement Plan, outlining the use of local services in sectors such as insurance, finance, catering, legal, and security to maximise project benefits while complying with the Local Content (Mining) Regulations of 2018.

In addition to procurement, the Project will create both temporary and permanent jobs, with a focus on hiring local community members wherever possible. Direct employment opportunities will prioritise local talent, while external labour will be sourced only if necessary. Knowledge transfer from expatriates to local workers will support skill development, further strengthened by skills development and capacity-building programmes to prepare the local workforce for employment during the construction and operational phases.

TNCL will structure its policies and processes for employment, training, contracting and procurement to benefit the local community and ensuring compliance with regulations. These programmes will also apply to all contractors and form part of tender and proposal requirements.

17.2 Environmental and Social Impact Assessments and Baselines

The EIAs to national standards have been completed and approved by the NEMC and the EIA Certificates have been granted for the Project (across the Kabanga, Kahama and Resettlement Sites). The ESIA provide critical baselines for environmental and social conditions, guiding the project’s efforts to mitigate impacts and ensure sustainable operations across all three projects.

Table 17.1 shows a summary of the project EIAs, ESIAs, ESMPs and socio-economic date and uplift for the Kabanga, Kahama, and Resettlement Projects.

Table 17.1 Kabanga Project EIA, ESIA and ESMP Summary

	Kabanga	Kahama	Kabanga Resettlement Sites
Description & Background	Proposed Kabanga Nickel Mine, Ngara Under previous ownership, ESIA study carried out between 2007 and 2013, EIA Certificate historically approved and certified by the NEMC in September 2013.	Proposed Refinery at Kahama, Shinyanga. The proposed Refinery at Kahama exists on the previously owned Barrick gold mine Buzwagi site.	To address potential physical and economic displacement, a RAP has been developed and currently in implementation. The RAP outlines seven resettlement sites located within Ngara District, situated outside the mining footprint area, to accommodate displaced households.
ESIA / ESMP

In 2022, TNCL commissioned MTL Consulting Company Limited (MTL Consulting) to update the ESMP to capture changes between 2007 and 2022, and to reflect the current baseline conditions.

The ESMP update was completed in May 2023.

In 2022, TNCL commissioned MTL Consulting to undertake an ESIA for the proposed Refinery in Kahama. This was largely to meet the Tanzanian national requirements.

The ESIA was completed in December 2023.

In 2023, TNCL commissioned RSK Environmental Ltd to undertake a combined ESIA for the proposed developments within the seven resettlement sites.

The ESIA to Tanzania national requirements was completed in July 2024.

EIA Certificate	Transfer of the EIA Certificate from historic owners to TNCL in June 2021.	EIA Certificate was granted in February 2024.	EIA Certificate for host sites to national standards was granted in September 2024.
Current Status	The 2022 updated ESMP to national standards was approved by the NEMC in June 2023. No new EIA certificate was issued as the original EIA certificate remains valid.	2022 ESIA (to national standards) was approved by the NEMC in February 2024 and EIA certificate granted.	2024 ESIA (to national standards) was approved by the NEMC in September 2024 and EIA certificate granted.
Planned Changes

The following changes resulted from further optimisation:

●     change in project production throughput from 2.2 Mtpa to 3.4 Mtpa;

●     change in location and footprint of waste rock dump (WRD) and other facilities; and

●     rerouting of water pipeline from Ruvubu River to pass within the TNCL SML area.

The following changes resulted from optimisation:

●     development of an above ground (dry stack) RSF at Kahama for the storage of residues to replace transport of waste residues (via trucks) to Kabanga site (to be used as part of the underground backfill material).

●      Other minor technical changes.

N/A
Impact of Changes / Additional Work	Changes communicated to NEMC – response on 12 June 2024 from the NEMC required TNCL to update the ESMP to reflect the project amendments, which will subsequently be reviewed and approved by the NEMC.	Change was communicated to the NEMC – response on 15 April 2024 which guided TNCL to undertake a variation of EIA certificate for the RSF.	N/A
Timing of Changes

MTL Consulting has been engaged to update the ESMP as guided by NEMC.

EMP update process has kicked off, stakeholder engagement ongoing and ESMP update is progressing and planned to be completed and approved by NEMC by the end of March 2025.

MTL Consulting has been engaged to undertake the EIA for the RSF as per guidance from NEMC.

EIA Scoping study and EIA Terms of Reference (ToR) for the ESIA completed and approved by NEMC on 12 September 2024.

The detailed EIA study is ongoing and planned to be completed by the end of March 2025.

N/A
Uplift to International Standards Performance Standards (IFC PS) and best practice	The Tanzanian Mining Commission has granted the approval to award a contract to a partnership between SLR Consulting (Africa) Proprietary Limited and City Engineering Company Limited (CECL), as required by the Mining Local Content Regulations of 2018, for the ESIA uplift scope. Supplementary studies and the ESIA uplift process began in September 2024 and are to be completed by the end of March 2025.	The Tanzanian Mining Commission has granted approval to award a contract to a partnership between SLR Consulting (Africa) Proprietary Limited and City Engineering Company Limited (CECL), as required by the Mining Local Content Regulations of 2018, for the ESIA uplift scope. Supplementary studies and the ESIA uplift process are planned to start in October 2024 and complete by the end of March 2025.	The uplift of ESIA to international standards for the proposed developments within the resettlement sites is underway and expected to be completed by the end of March 2025.
Socio-economic Data and Baseline	Socio-economic data collection, public consultation and participation formed part of the ESIA.	Socio-economic data, collection, public consultation and participation formed part of the ESIA.	Socio-economic data collection, public consultation and participation formed part of the ESIA.

17.2.1 Environmental and Social Baseline Assessment

The Environmental and Social Baseline Assessment forms a foundation for understanding how various project activities interact with the environment and social conditions, as part of the ESIA and ESMP processes. It identifies environmental factors such as air and water quality, soil health, biodiversity, and ecosystem integrity that may be affected by mining activities, while also examining social, economic, and cultural conditions in the project areas, including livelihoods, infrastructure, health services, and community dynamics. This baseline supports the identification of potential impacts and informs the development of strategies within the ESMP to manage risks and enhance local benefits.

The scope of the physical, biological and social baseline assessments for the Kabanga Project, Kabanga Resettlement Project and Kahama Refinery Project include:

●	Physiography

●	Climate and meteorology

●	Geochemistry

●	Soil

●	Groundwater

●	Surface water

●	Seismicity

●	Air quality

●	Noise and vibration

●	Visual amenity

●	Area flora and fauna

●	Community Health, Safety, and Security

●	Restriction of Access to Natural Resources

●	Road Network

●	Public Infrastructure

●	Dwellings and Agricultural Land

●	Cultural Heritage

●	Local Economy and Employment

17.2.2 Kabanga and Resettlement Project Baseline Assessments

The national ESIA and ESMP for the Kabanga project (KP) and the ESIA for the Resettlement Project were carried out at the proposed KP location in the Ngara District of the Kagera Region, within the project areas (Bugarama, Bukiriro, and Muganza Wards) and the northern and southern access road areas (Murusagamba and Nyakahura Wards and Rulenge Township, Figure 17.1). The studies covered all project facilities and activities within the SML (No. 651/2021) and the surrounding communities. In addition, the study also covered other proposed areas outside the SML that are considered essential for supporting mining activities, such as the southern access road from the site to Nyakahura centre for the transportation of concentrates to the refinery plant in Kahama, the water pipeline route from the Ruvubu river, the proposed aerodrome area, and the proposed quarry site for the extraction of construction materials and the seven proposed resettlement sites. These are Nyakafandi 1, Nyakafandi 2, Burinda, Ruhuba, Mukigende, Kazingati, and Magamba.

Figure 17.1 Project Area and Affected Communities

17.2.2.1 Environmental Baseline Assessment Summary

Physiography Baseline Assessment

The area is characterised by varying altitudes, ranging from approximately 1,130–1,640 m above mean sea level (amsl). The terrain consists of hilly features, with elevated hills in the central parts of the project area. The Project is situated within the Ruvubu River sub-watershed of the Kagera River, which flows into Lake Victoria about 130 km north-east of the Project. The Ruvubu River originates in Burundi and forms the international boundary between Tanzania and Burundi – to the south-west of the Project.

The terrain is marked by a rocky ridge (Project Ridge) trending north–north-east at an elevation exceeding 1,640 m amsl. Steep-sided valleys flank both sides of Project Ridge. The topography has a potential screening effect, making certain features less visible from human settlements to the north-west of Tembo Hills. However, elevated positions on ridges and hills may expose features over longer distances.

Climate and Meteorology Baseline Assessment

The project area experiences a moist subhumid climate with monsoonal weather patterns, featuring a wet season from November to May and a dry season for the rest of the year. The Western Highland eco-climate includes hills, valleys, forests, woodlands, and savanna-type landscapes. Rainfall is bimodal, with peaks in March / April and November / December. Seasonal temperature variations, relative humidity fluctuations, and wind patterns characterise the region.

Geology Baseline Assessment

The regional geology is part of the Mesoproterozoic Kibaran orogenic belt, featuring andalusite schists, quartzites, and pelites. The project deposit is hosted by the Kabanga-Musongati belt, formed by the collision of the Tanzania Craton and the Bangweulu Block. Mineralised zones are in metasedimentary rocks.

Geological units include lower pelite, ultramafic complex, gabbro, massive sulfides or ore, banded pelite, lower spotted schist, upper spotted schist, upper quartzite, and spotted schist. Nickel mineralisation occurs in remobilised massive sulfides. Different units exhibit distinct features like andalusite porphyroblasts, sulfide content, and alternating valves.

Geochemistry Baseline Assessment

The geochemical characteristics of waste rocks and tailings at the KP indicate a potential risk of acid rock drainage (ARD). Waste rocks, particularly schists, have an acidic pH and elevated concentrations of various elements, posing environmental risks if not managed properly. Mafic and ultramafic rocks also show concerns about potential metal leaching. Tailings from the plant are high in sulfide content and deplete neutralisation potential over time, leading to acid generation and metal release.

Soil Baseline Assessment

The soil study for the Kabanga Project ESIA focused on the detailed characterisation of soil samples to assess their suitability for crop production and reclamation. A total of 26 soil samples were collected from the local study area in 2007, with an additional three samples from the eastern end of the Nyakahura access road and two more samples collected in 2022. These samples were taken from soil pits reaching depths of 50 cm to 120 cm or until an impermeable layer was encountered. The soil types identified in the study included ferric cambisols, plinthic acrisols, humic acrisols, rhodic ferralsols, haplic acrisols, and antigenic ferralsols, each with unique properties affecting their agricultural and reclamation potential.

The assessment identified six distinct land systems with varying suitability for crop production. The gently undulating wooded grassland is marginally suitable due to its low inherent fertility. The escarpment of lithic to shallow soils is permanently unsuitable because of shallow depth, surface stoniness, and low water storage capacity. The shallow upland soils are marginally suitable but limited by shallow depth and low fertility. The ridge and hills, dominated by shallow and lithic soils, are also permanently unsuitable due to their shallow depth, stoniness, and low fertility. The highly dissected landscape shares similar limitations, making it also permanently unsuitable. In contrast, the lowland areas of Muruhamba and Nyamwongo are moderately suitable; however, they are challenged by high water tables and susceptibility to flooding.

Regarding reclamation suitability, topsoil and subsoil from these land systems were assessed and found to be either marginally suitable or unsuitable for approximately 91% of the project area. This is mainly due to the low organic matter content, shallow soil depth, surface stoniness, and limited water storage capacity.

Groundwater Baseline Assessment

The hydrogeological conditions at the KP site reveal potential impacts on groundwater levels due to underground mining. Groundwater resources are deemed adequate, with various water supply facilities. Shallow aquifers exist, but mine dewatering activities are expected to lower groundwater levels, impacting local streams and potentially affecting water supplies and land-use activities. Stream flow reductions are estimated to be less than 10%, with reductions of up to 34% in specific small tributaries.

The sampling, testing and monitoring of groundwater sources were done as part of the KP ESIA and the results, indicating the testing period, are summarised:

●	Village wells (2006–2010): The pH, total dissolved solids (TDS), total suspended solids (TSS), and metal concentrations (aluminium, iron, and manganese) in village wells were similar in both wet and dry seasons. However, higher conductivity and nickel concentrations were observed in the wet season, along with elevated TSS and TDS levels compared to the dry season. Many samples had pH values below the acceptable range of 6.5 to 8.5. Additionally, elevated levels of aluminium, iron, lead, and zinc were detected in some samples, exceeding water quality criteria. Oil, grease, and phenol concentrations exceeded acceptable limits in several samples.

●	Village wells (2022): The physical quality parameters, including pH, conductivity, TDS, TSS, and alkalinity, were all within acceptable limits. The chemical and biological quality was also satisfactory, with all significant ions and metals, including calcium, magnesium, and trace elements, either below detection limits or within acceptable ranges. The biological oxygen demand (BOD), oil, grease, phenols, or coliforms were within the Tanzanian Limits.

●	Camp and geotechnical wells (2006–2010): Similar patterns in pH, sulfates, nickel, manganese, and aluminium concentrations were observed across seasons. Conductivity was higher in the dry season, while TSS, TDS, and total aluminium were elevated in the wet season. pH values were often below the lower limit of the acceptable range (5.5), with occasional exceedances of aluminium, iron, manganese, and lead criteria. Elevated BOD, ammonia, and oil and grease concentrations were also noted in several samples.

●	Camp and geotechnical Wells (2022): Physical parameters such as pH, conductivity, TDS, and TSS were within acceptable ranges. Most chemical and biological parameters, including significant cations, anions, and trace elements, met quality criteria. However, some samples had notable exceedances in total aluminium and total coliforms.

●	Springs (2006–2010): pH and other parameters showed variability, with higher conductivity and lower TSS values during the wet season. pH values were often below the acceptable range in the wet season, and there were issues with TSS, aluminium, and iron concentrations.

●	Springs (2022): The physical quality parameters, including pH, conductivity, TDS, and alkalinity, were within acceptable limits, although at some springs, pH was below the desired range. Most chemical and biological parameters were either below detection limits or within acceptable ranges, but total coliform levels exceeded the criteria at specific springs.

Surface Water Baseline Assessment

Surface Water Baseline Assessment identified the following:

●	The influence of dewatering and drawdown on baseflow reporting to all rivers within the catchment was evaluated. At a catchment level, the baseflow reduction is less than 6%. The reduction is unlikely to significantly influence the flow characteristics of the reivers within the catchment. After mine closure, the decommissioning of the water supply system will cause streamflows to recover slowly over time. Reduced streamflows can negatively affect ecological receptors and land-use activities that rely on these water sources.

●	The area around the Project includes three sub-catchments: the Muruhamba sub catchment, which drains approximately 270 km; the Mu-Kinyang’ona sub catchment, which drains approximately 150 km²; and the Muhongo sub-catchment, which drains approximately 250 km².

●	Depending on the stream order, the local area is characterised by various streams and rivers, with channel widths ranging from one to five meters. The terrain is hilly, with well vegetated valleys primarily used for agriculture and cattle grazing.

●	The surface water inventory includes three main rivers – Muruhamba, Mu-Kinyang’ona, and Ruvubu – and three significant streams – Muhongo, Nyamwongo, and Mugasenyi – that flow year-round.

●	In-situ flow monitoring reveals a range of flows across different sites, with maximum and minimum flows recorded at various times. Streamflow consists of surface runoff and baseflow from interflow and groundwater discharge, with baseflow contributing significantly to overall streamflow. A watershed model has been developed based on data from multiple monitoring stations.

●	Existing flow conditions show seasonal variations, with higher flows during the wet season and lower flows in the dry season. The Muruhamba River has a mean annual flow of 0.143 m³/s, while the Nyamwongo River exhibits lower flow rates.

Surface Water Quality Baseline Assessment

The Surface Water Quality Baseline Assessment identified the following:

●	Nyamwongo River: Physical parameters like pH, conductivity, TDS, and TSS were generally within acceptable limits. However, some chemical parameters, including iron, lead, manganese, vanadium, and aluminium, exceeded the criteria. Biological parameters showed high levels of total and faecal coliforms, indicating contamination.

●	Muruhamba River: Physical parameters such as pH, conductivity, TDS, and alkalinity were within acceptable limits, but TSS was higher than recommended at some points. While most chemical cations and anions were below permissible limits, iron, lead, manganese, vanadium, and aluminium concentrations exceeded the criteria. High levels of total and faecal coliforms were detected, indicating contamination.

●	Muhongo River: The physical parameters, including pH, conductivity, TDS, TSS, and alkalinity, were within acceptable limits. Most chemical cations and anions were below permissible limits, but iron, manganese, and zinc concentrations exceeded the criteria. Biological parameters showed high levels of total coliforms, indicating contamination.

●	Ruvubu River: Physical parameters such as pH, conductivity, TDS, and alkalinity were within acceptable limits. However, several chemical parameters, including iron, aluminium, vanadium, manganese, and lead, exceeded the criteria. Biological parameters revealed high levels of total and faecal coliforms, indicating contamination.

Seismicity Baseline Assessment

Southern and eastern Africa, including Tanzania, faces seismic hazards due to the East African Rift System, with earthquakes often occurring along its eastern and western arms. In Tanzania, seismic activity is notably concentrated along the coastal belt and the west arm from Lake Nyasa to Lake Tanganyika, with generally low earthquake risk in the country’s south-eastern part. Despite the low risk, a magnitude 5.3 earthquake occurred in Kabanga about 38 years ago, underscoring the need for ongoing monitoring and preparedness.

Air Quality Baseline Assessment

Air quality measurements at the KP show the following:

●	The baseline study comparing data from 2007 to 2022 reveals increased particulate matter levels in 2022, particularly at the Exploration Camp, which showed higher concentrations than Muganza. In contrast, toxic gases were generally below regulatory limits, with some zero readings recorded due to deficient concentrations.

●	Along the southern access road, particulate matter levels were generally lower in 2022 compared to 2007, although the highest levels were recorded at Murusagamba. Noxious gases along this road were consistently below allowable limits throughout the study period.

Noise and Vibration Baseline Assessment

Noise levels within the project site and along the southern access road are within stipulated guidelines. Contributors to noise include vehicle movements, with measured levels that comply with standards. While higher in 2022 than in 2007, vibration levels remain within the established limits. Monitoring and compliance will continue to address potential changes in noise and vibration levels.

Visual Baseline Assessment

The KP will introduce visual impacts, particularly from increased vehicle traffic, causing nighttime glare visible to homes near the access road. Cumulative visual impacts could result from the combined effects of the Project with past, present, and foreseeable future developments, affecting views from local roads and residences. While initial changes will be noticeable to the community, successive changes will have less impact. Since there is currently no mining development in the area and the KP will be the first of its kind, the overall cumulative visual impact is expected to be low.

Biological Environment Baseline Assessment

The Kabanga biological baseline assessment of flora and fauna involved a literature review and baseline site visits with data collection. Studies from 2007 and 2022 were used to assess the biodiversity resources, with additional information gathered through interviews with residents and field guides to document animal species.

The flora assessment identified seven habitat types, with 20.6% of plots showing changes in vegetation type due to land-use activities. In 2022, 211 plant species were recorded, with a noted reduction in tree diversity attributed to human activities. No threatened tree species were identified; however, two “vulnerable” species listed in 2007 were not observed in 2022. One invasive herb (Gutenbergia cordifolia) was found in the project area, and twelve invasive species were identified along the southern access road. Local communities rely on the environment for medicinal plants, timber, construction materials, and fuelwood.

Changes in mammal populations were observed for fauna, including medium-sized species like vervet monkeys, while large mammals were absent. The 2022 assessment recorded four reptile species and seventeen amphibian species. A total of 196 bird species were identified, including breeding and migratory birds. Ground insects showed high species richness in specific habitats. Although some species were mentioned in interviews, their presence was not confirmed, and some bird species of ecological importance were observed.

Wetland studies included riparian and in-stream habitats assessments, macroinvertebrate sampling, and fish population surveys. Macroinvertebrate sampling identified 29 taxa and 20 different fish species were observed, including Clarias and Barbus. There are conservation concerns for sensitive fish species like Synodontis ruandae and Labeo victorianus, which are categorised as vulnerable, threatened, or critically endangered. The aquatic environment is critical in providing ecosystem services and livelihoods, with traditional fishing methods commonly employed.

The project site and local study area are separate from any protected areas; the nearest proposed protected area, the Goyagoya Forest Reserve, is located 4 km north-east. Seven reserves and national parks are within a 100 km radius, with Ruvubu National Park in Burundi being the closest, approximately 5 km south-west. The ESIA highlights changes in flora and fauna composition influenced by human activities, underscoring the need for conservation measures and effective environmental management in the Kabanga Project area.

17.2.2.2 Social Baseline Assessment

The Kabanga Project (KP) consisting of the mine and concentrator is located near Bugarama, Bukiriro and Muganza Wards of the Ngara District, part of the Kagera Region. The KP ESIA study covered the villages of Mumiramira, Bugarama and Rwinyana in Bugarama Ward; Nyabihanga and Bukiriro in Bukiriro the Ward; Mukubu and Mukalinzi in the Muganza Ward; Mugamba, Murusagamba, Ntaga, and Kumuguga in Murusagamba Ward; and Rulenge Township with Rulenge Mtaa and Muyenzi Mtaa as well as Nyakahura in Nyakahura Ward.

Some of the environmental and socio-economic effects of the project identified as part of the KP ESIA were predicted to extend beyond the boundaries of the current study area or likely SML. These include:

●	The northern and southern access road areas impacted include the Murusagamba and Nyakahura Wards and Rulenge Township.

●	Traffic impacts between roads from Kabanga and Kahama Sites (approximately 320km) during the transportation of concentrate and materials.

●	Impacts associated with the proposed quarry sites for extraction of construction materials.

●	Indirect impacts at the district (Ngara District) and surrounding neighbourhoods, regional level (Kagera Region) and national level (various regions in Tanzania).

In addition, the Area of Influence (AoI) also covers the proposed development of replacement housing, infrastructure and services within the seven resettlement sites, which are located within five villages in four wards of Ngara District Council and one ward of Rulenge Township Authority in Ngara District, within the administrative area of the Kagera Region. The sites include Nyakafandi 1; Nyakafandi 2; Burinda; Ruhuba; Mukigende; Magamba and Kazingati. Impacts associated with these proposed developments and the relocation process are covered in the Relocation Host Sites ESIA.

Regional Context Baseline Assessment

The Kagera Region is one of Tanzania’s 31 administrative regions. It covers an area of 35,686 km2 (13,778 sq. mi). To the east, it is bordered by Lake Victoria, the Mwanza Region, and the Mara Region. To the south, it is bordered by Geita Region and Kigoma Region. Lastly, Kagera borders Rwanda to the west, Uganda to the north, and Burundi to the south-west. The regional capital city is Bukoba. According to the 2022 national census, the region had a population of 2,989,299.

The Ngara District is one of the eight districts of the Kagera Region. It is bordered to the north by Karagwe District, to the east by Biharamulo District, to the south by the Kigoma Region, to the north-east by Muleba District and to the west by the countries of Rwanda and Burundi.

The Ngara District is divided into four divisions and 22 wards, further subdivided into 75 villages and 391 hamlets. The project area for the proposed relocation host sites is situated across five wards in two divisions: Muganza and Murusagamba in the Murusagamba division and Mbuba, Rulenge, and Keza in the Rulenge division. Rulenge Ward is located within Rulenge Township Authority.

As of 2022, Ngara District had a population of approximately 383,092, with women constituting 52.7%. The annual population growth rate is 1.8%. The district has 88,575 households, with an average household size of four. Only 10.9% of the population of the Ngara District is urbanised. The population is very young, with 48.9% below the age of 15.

The main ethnic groups in Ngara District are Hangaza, Shubi, and Haya. Local languages include Kishubi and Kihangaza, similar to Rundi and Kinyarwanda, which are the national languages of Burundi and Rwanda. Swahili and English are used primarily at official functions, office settings, and urban areas; they are seldom heard in rural conversations and gatherings. The district is historically dominated by the Hangaza and Shubi tribes, which co-exist peacefully despite socio-cultural distinctions. Witchcraft accusations and kipeano practices (a traditional practice/delivery) are observed, affecting social dynamics and community relationships.

While the Ngara District does not have self-identified Indigenous Peoples within its resident population, the Batwa tribe from Burundi frequently crosses the border into Ngara. The Batwa, officially recognised as indigenous by international bodies, face challenges of poverty and marginalisation. They engage in pottery craftsmanship and participate in rotational markets in Ngara, particularly in the Bugarama, Rulenge, and Rwinyana markets.

Ngara District covers an area of 3,744 km2 and is divided into grazing (44.3%), settlement (22.6%), arable land (16.5%), game reserves (16.1%), and forest (0.5%).

Approximately 92.4% of households in the Ngara District own land, typically passed down through generations. Agriculture, particularly the cultivation of bananas, beans, maize, and cassava, is the primary livelihood, with livestock farming also being significant.

As of 2023, the district had 128 primary schools (120 public and eight private), 34 secondary schools (29 O-level and 5 A-level), and three privately owned colleges.

Ngara District has 61 healthcare facilities, including three hospitals, six health centres, and 52 dispensaries. There is a significant shortage of doctors, with only one doctor per 21,337 people.

The district has 679.2 km of roads, of which only 5.2% are in poor condition. There is no railway access but an airport near Kumuyange and Ruganzo villages.

The district generates approximately 48 tons of solid waste weekly, managed through on-site treatment and disposal at designated collection points. Wastewater treatment is inadequate, with most households using soak-away infrastructure.

Shallow wells and springs are the primary water sources in rural areas. To improve the water supply, plans to establish boreholes in all villages are ongoing.

Corrugated iron sheets are the most common roofing material, and firewood is a primary energy source. The district has moderate availability of internet and telephone services.

Local livelihoods include exploitation of aquatic resources, hunting, traditional beekeeping, and agriculture, all of which contribute to the district’s rich cultural heritage.

The KP is expected to change the district, affecting various aspects of life, including the local economy, infrastructure, and the environment

Traffic Conditions Baseline Assessment

A traffic survey was conducted in 2022 to collect data on traffic volume along the proposed route from the Kabanga mine to Kahama Refinery. Motorised and non-motorised traffic was counted at seven selected stations over three consecutive days, and the data was used to calculate annual average daily traffic and future traffic forecasts.

Key findings include varying traffic volumes at different stations, with passenger vehicles and motorcycles dominating. Future traffic forecasts indicate an expected increase, particularly on regional roads such as Murusagamba and Rulenge. The study recommended safety measures, road improvements, driver training, and awareness programmes to address potential traffic-related risks, emphasising the need for infrastructure enhancements.

Archaeology and Cultural Heritage Baseline Assessment

As part of the ESMP update in 2022, 153 artefacts spanning the Early Stone Age, Middle Stone Age, Late Stone Age, and Iron Age were recorded in the ESMP. The findings, largely lithic artefacts, potsherds, and slag artefacts, suggest cultural heritage significance. Mitigation measures are recommended for sites with artistic value. A comparison of the 2011 and 2022 surveys shows similar findings, with differences attributed to survey methodology and excavation practices.

17.2.3 Kahama Refinery Project Baseline Assessment

The area of influence for the Kahama Refinery Project (KHRP) includes a section of land within the Buzwagi gold mine lease area, currently owned by Pangea Minerals Limited. The Project will utilise land the Kahama Municipal Council (KMC) granted for constructing and operating the Refinery, which has the potential for future expansion. This site is part of the Buzwagi SEZ, which aims to foster various economic activities such as manufacturing and logistics. The development of the Special Economic Zone (SEZ), which was gazetted (approved by EPZA on 8 March 2024, including the Refinery) is pending formal approval by the Export Processing Zone Authority (EPZA).

17.2.4 Kahama Refinery Project Baseline Assessment

The area of influence for the Kahama Refinery Project (KHRP) includes a section of land within the Buzwagi gold mine lease area, currently owned by Pangea Minerals Limited. The Project will utilise land the Kahama Municipal Council (KMC) granted for constructing and operating the Refinery, which has the potential for future expansion. This site is part of the Buzwagi SEZ, which aims to foster various economic activities such as manufacturing and logistics. The development of the Special Economic Zone (SEZ), which was gazetted (approved by EPZA on 8 March 2024, including the Refinery) is pending formal approval by the Export Processing Zone Authority (EPZA).

17.2.4.1 Environmental Baseline Assessment Summary

Physiography Baseline Assessment

The proposed Project is on flat-lying land with gently rolling topography and broad, shallow drainage features. The project area is on a radial topographic high, with elevations ranging from approximately 1,195 m to 1,235 m above sea level. The terrain is predominantly gentle, with slopes generally less than 3% and extensive near-level areas with less than 1% gradients.

Four main types of terrain are identified in the region: low hills; riparian and wetland areas associated with major rivers; low rises; and shallow pans, locally known as mbugas, meaning “wet plains”. Low hills are present in the central part of the Kahama Municipality, while riparian areas are associated with the main rivers (Kagozi, Hindagi, and Manonga). The Project is located in a low-rise area; mbugas, characterised by natural depressions with silt and clay deposits, are identified near the project area.

Climate and Meteorology Baseline Assessment

The project site is in East-Central Africa and experiences a moist subhumid climate influenced by monsoonal weather patterns. The region has a distinct wet season from November to May and a dry season from June to October. The average annual rainfall is 1,121 mm. The site experiences its highest temperatures from June to August, coinciding with the lowest humidity levels. Climate change predictions indicate potential small reductions in flow and increased runoff under wet scenarios, with anticipated changes in mean rainfall, air temperature, and evapotranspiration.

In terms of greenhouse gas emissions, Tanzania’s primary sources are land-use change and forestry (72.7%), agriculture (17.3%), energy (7.8%), waste (1.6%), and industrial processes (0.5%). The country has set a goal to reduce emissions by 10% to 20% by 2030 through climate-resilient development strategies.

Wind Speed and Direction Baseline Assessment

The average wind speeds in the proposed Project area range from 1.6 m/s (calm winds) to 3.0 m/s (light to moderate winds). The predominant wind direction is from the south, south-east through the east, blowing to the west and north-west. Data from the National Aeronautics and Space Administration (NASA) recorded weather data from January 2017 to December 2023, indicating a consistent predominant wind direction from the south and south-east. This information provides insights into potential dispersion patterns of pollutants in the area.

Geology Baseline Assessment

The Project is situated at the north-western edge of the Nzega Greenstone Belt, characterised by a regional shear system aligned in the west–north-west direction, considered the origin of the second-order splay forming mineralised structures at the Buzwagi Gold Mine (BGM). The underlying geology is dominated by orthoclase-rich granite that intruded into the lower Nyanzian mafic volcanics. The assessment of the BGM geology indicates that shear zones primarily control mineralisation in the Project. Gold mineralisation is associated with sulfides (e.g., pyrite) and quartz, occurring as free grains and in connection with sulfides. On the other hand, copper mineralisation is found in primary sulfides (e.g., chalcopyrite). The impact of oxidation processes on the rock has resulted in the upper zones of mineralisation presenting as inclusions in iron oxides, with copper occurring in secondary sulfides (e.g., chalcocite).

The rocks underlying the Project encompass several types: potassium feldspar granite, mafic volcanic, ultramafic volcanic, and quartz-sericite altered granite. The mafic volcanic unit, located on the south and east sides of the BGM open pit, is the oldest rock and has been less affected by shearing processes. The potassium feldspar granite unit is situated on the north and west sides of the pit. The ultramafic volcanic unit occurs on a small portion of the south-western side of the open pit. It is the youngest of the principal rock types, experiencing negligible impact from shearing processes. The quartz-sericite altered granite represents an alteration of the potassium feldspar granite by quartz and sericite.

Regional shearing processes have created brittle faults and shears within the granite, including observed mineralised zones. As the oldest rock, the mafic volcanic unit exhibits less influence from shearing, while the ultramafic volcanic unit, the youngest, has been the least affected by shearing processes.

Geochemistry Baseline Assessment

The Refinery process uses methods like pressure oxidation and electrowinning to produce metals. Due to the sulfide content, the Project may generate ARD and significant Refinery residue. Hazardous wastes will be managed through off-site disposal at the Kabanga Mine, where their alkaline nature will aid in neutralising acids and facilitate backfilling.

Groundwater Baseline Assessment

Regarding the ESIA, the Refinery’s water supply for project activities will impact the hydrological cycle, potentially reducing stream flow and groundwater levels and affecting local land use and ecological receptors. Key points include boreholes and shallow wells, the primary water sources for villages in the area. In Mwendakulima village, six boreholes were observed, which are crucial for meeting domestic and agricultural water needs. However, there is limited data on the condition of these boreholes, with some having been filled with sand. These boreholes were drilled by BGM 17 years ago.

The aquifer status in the area is influenced by the hydrogeology, which consists of weathered overburden material with relatively high permeability. In contrast, the granitic and volcanic bedrock beneath has low permeability, limiting groundwater flow except in localised sheared zones. Groundwater levels have been routinely monitored since 2005, typically exceeding 1,205 meters above mean sea level (amsl) but decreasing around the pit area. In the north-eastern portion, groundwater levels range from 1,196 m amsl to 1,207 m amsl; in other places, they range from 1,210–1,214 m amsl.

Groundwater flow is primarily driven by rainfall infiltration. The low permeability of the bedrock restricts groundwater movement, with more significant flow occurring in areas with sheared zones that exhibit higher permeability. Groundwater migration follows the contact between bedrock and sap rock, guided by subsurface and surface topography. Groundwater yield in the area is low, as indicated by water balance analysis, with recharge rates ranging from 2%–5% of the mean annual precipitation. Contributing factors to the low recharge rates include soil properties, a ferricrete layer, high temperatures, and infrequent but intense rainfall events. Additionally, the small catchment area, combined with moderate to low permeability of the lithology, results in low hydraulic gradients and overall small flow rates.

Surface Water Baseline Assessment

Regarding the ESIA, the proposed Refinery is expected to require a water supply for the construction, operation, and post-decommissioning phases. The facility’s activities might impact drainage patterns and existing streams, potentially reducing water levels and flow and thus affecting the local ecosystem.

The project site is in the south-west, straddling the boundary between the Lake Tanganyika and Lake Victoria water basins. The site’s regional hydrology includes the Hindagi River, which falls under the Lake Victoria Basin, and the Kagozi River, which is part of the Lake Tanganyika Basin. At the local level, the Hydrologic Local Study Area (HLSA) encompasses the Hindagi and Kagozi sub-catchments, impacting the flow of these rivers.

Plateau-like features with elevated, well-vegetated, and fertile flat lands characterise the terrain in the HLSA. The primary land uses in this area involve small-scale agriculture, domestic activities, and cattle grazing. Surface water sources, including the Hindagi and Kagozi rivers, are seasonal and primarily flow during the wet season. The surface water supply in the project area and surrounding villages is generally inadequate, with communities relying on wells, boreholes, and water catchment ponds for their water needs.

Sampling sites for water quality assessments include a water catchment pond, a domestic point, wetland areas, stormwater drainages, and a stormwater dam. The Project utilises one of the north-east water catchment ponds for its water supply. The catchment water balance estimates surface runoff coefficients between 8% and 15%, influenced by factors such as soil hydraulic conductivity and rainfall intensity. Additionally, existing infrastructure, including culverts and drainage channels, affects surface drainage conditions in the area.

Ground and Surface Water Quality Baseline Assessment

Regarding the ESIA, the water quality assessment conducted on 5 September 2022 included sampling from various sources around the project area. The parameters analysed covered physical, chemical, nutrient, and biological aspects. Physical parameters such as TSS, pH, electrical conductivity (EC), hardness, and total alkalinity generally met Tanzanian effluent discharge limits and natural potable water standards. However, the Buzwagi catchment water pond displayed TDS levels above the acceptable standard for Tanzanian potable water, suggesting potential impurities.

Regarding chemical parameters, concentrations of total and dissolved iron, total and dissolved aluminium, and dissolved manganese (Mn) exceeded Tanzanian potable water standards at specific locations, including Chapulwa and Buzwagi catchment dams. The 2007 baseline study also noted these elevated metal levels.

The Buzwagi catchment pond monitoring borehole (BUZT4WB09) for nutrient parameters showed phosphorus levels exceeding Tanzanian effluent discharge standards. Similarly, the Mwendakulima community borehole also had elevated phosphorus levels, likely due to surface runoff from nearby agricultural activities.

Biological parameters indicated that total coliform counts exceeded Tanzanian potable water standards at the Mwendakulima community well and the Buzwagi water supply borehole. These locations’ high total coliform levels are likely associated with organic matter washout and surface water runoff.

Regarding uranium and sulfates, total and dissolved uranium were detected in several community boreholes, the Buzwagi domestic water supply, and the Buzwagi Plant Site Water Pond (PSWP). Additionally, elevated sulfate levels were observed downstream of the Buzwagi catchment pond, potentially influenced by the BGM Mining activities.

Seismicity Baseline Assessment

Southern and eastern Africa, including Tanzania, faces seismic hazards due to the East African Rift System, with earthquakes often occurring along its eastern and western arms. In Tanzania, seismic activity is notably concentrated along the coastal belt and the arm of the west from Lake Nyasa to Lake Tanganyika, with generally low earthquake risk in the country’s south-eastern part. Despite the low risk, a magnitude 5.3 earthquake occurred in Kahama about 38 years ago, underscoring the need for ongoing monitoring and preparedness.

Soil Baseline Assessment

The project area features two distinct types of rain-fed cropping: upland crops, such as maize and cassava, and lowland crops, like rice, each with different soil management requirements. The soils in the area are categorised into three types: depressional to lower slope soils, moderately acidic soils with an iron pan, and soils developed on residual, intrusive igneous materials. The depressional to lower slope soils are non-gravelly and fine-textured, ranging from sandy clay to silty clay loam and clay. These soils develop on residual materials and often experience moisture deficiency during the growing season, with moderate limitations due to low macronutrient fertility, specifically phosphorus and nitrogen. The moderately acidic soils with iron pan are strong to moderately acidic, medium-textured, and primarily consist of silty loam. They have an iron pan at depths of 0.4 to 1.1 meters and are characterised by inherently low fertility, low macronutrient levels, and a strongly acidic reaction with low base content. Lastly, the soils developed on residual, intrusive igneous materials are non-gravelly, rapidly well-drained, and range from intense to acidic. These soils develop on granitic bedrock with a distinct iron pan, are composed of sandy clay loam, and possess low available water storage capacity and inherently low fertility.

A 2022 study collected soil samples from the proposed Refinery’s project area to assess land suitability and determine the topsoil and subsoil conditions for potential stockpiling and use in land rehabilitation during the decommissioning stage. Two sampling sites were examined: Multi Metal Processing Facility (MMPF) (TRPS 01) and TRMH (TRMH 01), each displaying different soil profiles. The MMPF (TRPS 01) site, located within the proposed Project site in the BGM, has a soil profile that includes laterites, reddish-brown laterite, black or dark soil, and silty clay. The topsoil here is considered marginally suitable for reclamation. The TRMH (TRMH 01) site, within the proposed TRMH Material Site in the BGM, has a soil profile consisting of organic soil up to 7 cm depth, with laterites beyond this depth. The topsoil in this area is suitable for reclamation.

The analysis reveals varying soil organic matter content levels, micronutrient richness, and saline soil moderation within the project area. Consequently, the topsoil across the region is considered marginal and suitable for reclamation and rehabilitation works.

Air Quality Baseline Assessment

A baseline study assessed air quality in the proposed Refinery area. Two sampling points were chosen: Mwendakulima Primary School and the Refinery Projects area within the BGM SML. Due to minimal activities in the project area, low particulate matter (PM10 and PM2.5) and toxic gases (carbon dioxide, carbon monoxide, nitrogen oxide, sulfur dioxide, and hydrogen sulfide) were expected. Results showed PM10 concentrations at 33 and 41 micrograms per cubic metre (μg/m3) and PM2.5 concentrations at 82 and 24 μg/m3, which, together with the toxic gas levels, were below regulatory limits. The sampling point at Mwendakulima Primary School exhibited slightly elevated PM2.5 levels, likely attributed to road traffic.

Noise and Vibration Baseline Assessment

Heavy and light vehicle movements primarily influence noise levels in the project area and around Mwendakulima Primary School. According to guidelines from the Tanzania Bureau of Standards (TBS) and the IFC/World Health Organisation (WHO), noise levels should be below 55 A-weighted decibels (dBA) during the day and 45 dBA at night. Measurements taken at Mwendakulima Primary School and the proposed MMPF Refinery site indicated that noise levels were within these stipulated guidelines, thus complying with regulatory standards.

The TBS-NES limits specify noise levels of 45 dBA for residential buildings, 50 dBA for mixed residential areas, and 55 dBA for residential industry and small-scale commerce. The WHO/IFC/World Bank Group (WBG) guidelines permit noise levels up to 55 dBA for residential and institutional areas and 70 dBA for industrial and commercial zones.

Regarding vibration, the maximum recorded levels were 3.7 millimetres per second (mm/s) for the Refinery area and 4.1 mm/s for Mwendakulima Primary School. The Environmental Management Regulation sets a limit of 5 mm/s for vibration. The baseline data collected indicates that vibration levels at both sampling points are within Tanzanian standards, confirming compliance with regulatory requirements.

Overall, the noise and vibration assessments indicate that the project area adheres to acceptable limits per Tanzanian standards, demonstrating effective control of potential noise and vibration impacts.

Visual Amenities

The project area and its surroundings feature predominantly flat terrain with agricultural land use, private/village-owned forests, and various natural elements such as low hills, riparian areas, and shallow pans (mbuga). Views from different vantage points – including hills in the Kahama Municipal area, low rises, and mbuga areas – offer perspectives of high-density residential zones, interspersed trees, mango trees, agricultural land, dry grassland, private/village-owned forests, acacia forest, and cultivated rice fields.

Biological Environment Baseline Assessment

Flora sampling in the project area involved surveying systematic square plots at 14 sampling points, identifying four habitat types: woodland, wooded grassland, bushland, and planted woodland. Most plant species (61.6%) were found in woodland habitats, followed by wooded grassland (12.2%), bushland (18.3%), and planted woodland (7.9%). The flora survey revealed 105 plant species in 29 families, varying species richness across habitat types and plant forms. Noteworthy is the presence of the invasive species Lantana camara (Common Lantana), which was potentially introduced due to activities that may lead to cross pollination or unintentional transfer of seeds from one place to another.

The habitat degradation caused by mining activities may contribute to reduced species richness, as observed in the planted woodland and wooded grassland. The Miombo woodlands demonstrated higher diversity, emphasising the need for conservation efforts. A threatened species, Pterocarpus angolensis (African Teak or Wild Teak), was identified, emphasising the need for continued protection. Residents recorded the uses of various plant species for medicine, firewood, timber, and edible fruits, highlighting their importance to the community. Measures to prevent the spread of invasive species and conservation efforts are recommended to protect the natural integrity of the landscape.

The assessment of terrestrial fauna within the Project’s footprint revealed several key findings. For mammals, nine medium-sized species were recorded across various proposed Project habitats, all classified under the International Union for Conservation of Nature (IUCN) Red List as Least Concern. None of the four identified rodent species were categorised as threatened; however, one species, Gerbillisucs vicina (Gerbil), was marked as Data Deficiency. In the reptile and amphibian categories, three reptile species were observed, all classified as LC, but no amphibians were noted, potentially due to the timing of the study being late in the dry season.

Bird observations included 99 species, with one vulnerable (VU) species, the Tawny Eagle (Aquila rapax), and the House Sparrow (Passer domesticus), which is considered invasive. Additionally, 22 migratory bird species and eight nesting sites were documented within the project area. The survey of ground insects and non-ground insect invertebrates yielded 397 individual ground insects and one non-ground insect, with Coleoptera being the predominant order among the ground insects. The plant site water pond exhibited high insect abundance, likely due to the availability of resources.

Among the potentially occurring fauna of ecological sensitivity, the Tawny Eagle was the only species categorised as vulnerable according to the IUCN Red List. Ecosystem services were also noted, including beekeeping activities observed at Mwendakulima forest. However, the local community’s access to these services is limited within the project area due to its location within the BGM area.

Social Baseline Assessment

The Kahama Refinery Project will be located in the Buzwagi Special Economic Zone in the Mwendakulima Ward in the Kahama Municipal Council in the Shinyanga Region. The Mwendakulima Ward is administratively divided into four mitaa (lowest administrative unit in urban areas): Mwendakulima Kati, Chapulwa, Burusalala, and Mwime.

Regional Context Baseline Assessment

The Shinyanga Region has a population of 2,241,299, with an annual growth rate of 3.2%. Its people predominantly derive their livelihoods from agriculture, mining, industrial production, livestock keeping, transportation, and trade. The per capita income is about TZS 1.86 million, which portrays reasonable purchasing power in the region.

The region has three districts, Kahama, Kishapu, and Shinyanga, and six local government authorities: Shinyanga Municipal Council, Shinyanga District Council, Kishapu District Council, Msalala District Council, Ushetu District Council, and Kahama Municipal Council.

Kahama Municipal Council Baseline Assessment

Kahama, a key business district in the Shinyanga Region, is characterised by rapid economic growth driven by micro, small, and medium enterprises, agriculture, and mining. KMC operates under one administrative body and is divided into four divisions: Dakama, Isagehe, Kahama Mji, and Msalala, comprising 20 wards, 45 villages, and 32 mitaa. As of the 2022 national census, Kahama Municipal Council (KMC) had a population of 453,654 (234,297 female and 219,357 male) with a growth rate of 8.7% per annum, significantly higher than the national average of 2.1%. Migration and its strategic location as a transport junction linking several regions and countries contribute to this growth.

KMC has a population density of 442 persons per square kilometre, with higher concentrations in areas with better infrastructure and economic opportunities.

The Indigenous ethnic groups include Sukuma, Sumbwa, Nyamwezi, Waha, and Hangaza, but the municipality has attracted migrating groups due to its strategic location, such as Chagga, Kurya, Nyaturu, and Haya. Kiswahili is the primary language, but some village elders use local languages like Sukuma. Mitaa and villages around the project area exhibit both nucleated and scattered settlements. Housing includes traditional structures made of burnt bricks and modern structures with cement bricks and iron sheet roofs.

Agriculture is the primary economic activity, with cotton, rice, maize, and chickpea as key crops, alongside cattle farming, which faces challenges such as water scarcity. Natural resource sectors include forestry, beekeeping, fishery, and tourism, with four beekeeping groups operating in the area. Mining is a significant sector, with 124 business licences issued to stakeholders, including small and medium miners and mineral processing operators.

A tarmac trunk road connects KMC to Dar es Salaam Port, and the Isaka Dry Port facilitates regional trade with Burundi, Rwanda, and the DRC. Investments in airport facilities further support economic growth. Electricity is provided by TANESCO, while water sources include dams, rain harvesting, wells, and piped schemes.

KMC hosts 115 primary schools, 32 of which are private, and 170 secondary schools, with both public and private institutions growing over recent years. However, the municipality faces significant shortages in classrooms, teacher accommodations, and other facilities. In 2022, 11,596 pupils were enrolled in primary schools, and 8,620 in secondary schools. KMC also has five higher education institutes, including a vocational training centre offering courses in carpentry, welding, motor mechanics, and more.

KMC has 45 health facilities, including two hospitals, seven health centres, and 36 dispensaries, supported by 629 community health workers. Malaria remains the leading cause of inpatient mortality, while HIV positivity rates have declined steadily from 2.4% in 2018 to 1.6% in 2021.

17.3 Project Environmental and Social Impacts

Environmental Impacts are a critical focus of the ESIA, providing a comprehensive analysis of the potential effects that a proposed project may have on the surrounding environment. These impacts encompass a range of elements, including air and water quality, soil integrity, biodiversity, and visual and noise disturbances, which collectively pose environmental risks if not adequately managed. The ESIA identifies these risks and proposes targeted mitigation measures to minimise negative consequences, ensuring that the Project aligns with local regulatory requirements and international standards for environmental protection. This approach helps safeguard natural ecosystems and promotes sustainable development by balancing project goals with preserving ecological health and integrity.

17.3.1 Kabanga Project Impacts

Potential physical and biological impacts related to the Project may include:

●	Climate change environmental impacts

●	Soil degradation, contamination and temporary or permanent loss

●	Deterioration of air quality due to dust

●	Increased noise levels during construction and operations

●	Habitat and biodiversity loss

●	Disruption of Ecosystem Services to communities Disturbance of fauna

●	Introduction of alien and invasive species

●	Aquatic habitat degradation due to water quality and streamflow changes

●	Lower groundwater level and streamflow changes

●	Deterioration of surface water quality

●	Reduced quantity and quality of groundwater

●	Local visual impacts

●	Impacts on public safety from Increased traffic

●	Influx of workers and job seekers

●	Health and safety issues from construction and operational activities

●	Displaced communities

●	Impacts on social practices and relationships

●	Impacts on public infrastructure

●	Improved local economy and employment

17.3.2 Kahama Refinery Project

Potential physical, biological and social impacts related to the Kahama Refinery Project may include:

●	Climate change environmental impacts.

●	Groundwater contamination.

●	Deterioration of air quality.

●	Soil and vegetation disruption, soil contamination, and soil degradation.

●	Wildlife displacement and habitat loss.

●	Disruption of Ecosystem Services to communities.

●	Disturbance of fauna.

●	Increased noise levels during construction and operations.

●	Introduction of alien and invasive species.

●	Reduced surface water quantity and deterioration of quality.

●	Changes in groundwater quality.

●	Local visual impacts.

●	Impacts on public safety from Increased traffic.

●	Influx of workers and job seekers.

●	Health and safety Issues from construction and operational activities.

●	Impacts on social practices and relationships.

●	Improved public infrastructure.

●	Improved local economy and employment.

The proposed Refinery location overlaps with the BGM mining licences undergoing closure activities, suggesting potential interactive impacts between the refinery’s construction and the BGM closure operations. These interactions could lead to cumulative effects within or beyond the project area. Understanding these interactive impacts is crucial due to multiple activities in the area. Interactive impacts may include impacts on water resources, air quality and introduction of invasive species.

17.3.3 Kabanga Resettlement Project Impacts

The Relocation Host Sites ESIA identified and assessed the environmental and social impacts associated with the proposed developments’ construction, commissioning, operation and maintenance phases within the resettlement sites. After construction and commissioning, the constructed host sites will be handed over to Ngara District Council as the ultimate owner and operator. Therefore, the district authorities will operate and maintain the infrastructure within the resettlement sites, while the respective households will operate and maintain the replacement houses.

Further, TNCL will not acquire the land in the host sites; all land shall remain with the respective village authority, and the Ngara District Council will be the overall authority in charge of the villages. Overall, TNCL will undertake construction and other proposed developments within the sites and relocate the PAHs. Upon completion, all sites will be handed over to the respective village and district authorities as overseers responsible for the operation and maintenance.

The potential physical and biological impacts are interlinked with the objectives of KP ESMP, so the Relocation Host Site ESIA should be read in conjunction with the KP ESIA, these impacts may include:

●	Increased noise levels during construction

●	Habitat and biodiversity loss

●	Disturbance of fauna

●	Introduction of alien and invasive species

●	Health and safety issues from construction

●	Influx of workers and job seekers

●	Impacts on social practices and relationships

17.3.4 Monitoring and Impact Mitigation

The Project will implement a monitoring and reporting programme across all phases, from construction through to post-closure. This programme will ensure that all environmental and social management measures outlined in the ESMPs are effectively implemented and maintained in compliance with national and international standards. The monitoring activities will cover critical environmental and social parameters such as air quality, water quality, noise, vibration, biodiversity, waste management, and social and community health and safety, with dedicated monitoring protocols established for each aspect to facilitate early detection of potential impacts and enable timely mitigation.

The Monitoring Plan will ensure the use of an up-to-date ESMP, documentation of variations and non-compliances, and effective emergency procedures. Each monitoring measure will include description, location, responsibility, timing, frequency, and performance indicators. Sufficient financial provision for implementation, management, monitoring, reporting, and mitigation will be made.

17.4 Licensing Conditions and Waste and Tailings Disposal

To uphold strict environmental and social standards, the TNCL must comply with a comprehensive set of licensing conditions established by various Tanzanian Government departments and authorities. Under the EIA Certificates, general conditions include the safe disposal of all waste types, adherence to environmental management plans, and the implementation of periodic audits, monitoring, and reporting. Facilities must continually improve these plans by incorporating new developments, engaging environmental experts for guidance, and ensuring compliance with all proposed mitigation measures. Specific conditions in the EIA Certificates mandate establishing a proper ecological management organisation and effective liaison with key regulatory institutions.

For the SML, holders must comply with the Environmental Management Act of 2004 and all relevant safeguards, managing waste production, storage, transportation, treatment, and disposal per environmental principles. Regular ecological audits and evaluations are necessary to prevent degradation and minimise the release of hazardous substances. The updated ESIA for the KP specifies requirements such as minimising pollution, maintaining safe buffer zones, and ongoing site rehabilitation.

Additional licensing conditions include specific measures related to water management, such as compliance with the Culvert Construction Permit and Water Use Permits, which dictate pollution prevention, proper drainage, water abstraction limits, and regular reporting to the Lake Victoria Basin Water Board.

The Kahama Refinery EIA Certificate conditions further emphasises the need to properly manage hazardous waste, residue, brine solutions, stormwater, and wastewater and implement management plans for transporting materials to minimise environmental and safety risks.

These conditions collectively ensure that the holder adheres to national and international standards, promote sustainable mining practices, and maintain transparency and accountability to stakeholders.

17.4.1 Specific Kabanga Licence Conditions

17.4.1.1 SML Obligations (SML 651 / 2021):

●	The holder of an SML or any other person who exercises powers, performs functions, or carries duties in relation in addition to that shall be under statutory obligation to comply with the Environmental Management Plan approved by the National Environment Management Council, the environmental principles and safeguards prescribed under the Environmental Management Act (Cap. 191) of 2004, and other relevant laws.

●	The holder of an SML – contractor or subcontractor – shall ensure that the management of production, transportation, storage, treatment, and disposal of waste from mining operations follows environmental principles and safeguards prescribed by the Environmental Management Act of 2004.

●	The holder of an SML – contractor or subcontractor – shall ensure that regular environmental audits, monitoring, and evaluation are carried out to avert environmental spoil, degradation, and hazardous substances that may harm human beings and the environment.

●	The holder of an SML – contractor or subcontractor – shall develop and adopt mine closure and rehabilitation plans for the area where mining operations are carried out.

●	The holder of an SML shall update the Environmental Management Plan within seven months of granting this licence and submit it to the Mining Commission.

17.4.1.2 Required Actions (ESMP for the KP – June 2023):

●	Ensure that the designs of the WRDs and TSF are based on site-specific studies of the hydrology, hydrogeology, geophysical surveys, and geochemical characterisation of the rocks in the area and minimise impact on the area’s sensitive ecology

●	Ensure a clean and safe buffer zone between the mine site and the surrounding community is established

●	Minimise all forms of pollution from vibration, noise, and dust from mining activities and pollution of surface and groundwater resources and manage these within standards throughout all phases of the Project

●	Dispose of solid and liquid wastes appropriately throughout all phases of the Project

●	Ensure that the rehabilitation of the mine site is ongoing and up to date

●	Conduct annual environmental audits and submit the reports to the Council

●	Ensure that other authorities’ permits, certificates, and licences are secured before and during project implementation

17.4.2 Specific Kabanga Resettlement Sites EIA Conditions

17.4.2.1 Relocation Host EIA Certificate – Specific Environmental Conditions

General and specific Relocation Host Site EIA Site Certificate environmental conditions (September 2024) include:

●	Implement all mitigation measures in the Environmental Management Plan (EMP).

●	Develop a suitable environmental management organisation at both project and site levels.

●	Engage an Environmental Expert to oversee the EMP and Monitoring Plans.

●	Minimise air emissions, noise, dust, and vibration pollution within regulatory standards.

●	Manage solid and liquid waste effectively across project phases.

●	Minimise vegetation clearance, particularly of endangered species.

●	Manage stormwater to prevent flooding and soil erosion.

●	Ensure proper sanitary facilities at temporary campsites.

●	Identify and communicate all water sources to relevant authorities.

●	Establish green belts in resettlement areas and ensure additional infrastructure is in place to address social service pressures.

●	Protect archaeological and cultural heritage sites as per legal requirements.

●	Conduct self-annual environmental audits and submit reports to the local council.

●	Prepare rehabilitation plans for borrow pits, quarries, dumpsites, and temporary camps approved by authorities.

●	Ensure project designs for critical facilities and infrastructure comply with national and international standards.

●	Apply Best Available Technologies to avoid environmental pollution.

●	Ensure the design of stormwater management systems is separated from sanitary wastewater.

●	Obtain all relevant permits, licences, and certificates as authorities require.

●	Pay all applicable legal fees and subscriptions in compliance with the Environmental Management regulations.

17.4.2.2 Relocation Host EIA Certificate – Specific Social Conditions

General and specific Relocation Host Site EIA Site Certificate social conditions (September 2024) include:

●	Ensure resettlement sites and infrastructure are smoothly transferred to local authorities (Ngara District Commissioner (DC) and Rural Water Supply and Sanitation Agency (RUWASA)).

●	Ensure resettled populations can access social services and infrastructure within recommended walking distances.

●	Communicate environmental quality monitoring results (air, water, and soil) to PAP.

●	Implement a communication and awareness-raising strategy for the local community regarding project risks.

●	Provide workers with approved PPE and ensure adherence to Occupational Health and Safety standards.

●	Properly manage hazardous waste, including oil-contaminated materials.

●	Develop an Emergency Preparedness and Response Plan.

●	Address resettlement and compensation issues adequately.

●	Formalise Corporate Social Responsibility (CSR) commitments through Memorandums of Understanding (MoUs) with communities, witnessed by local authorities.

●	Ensure continuous communication with nearby communities, raising awareness of potential risks from project activities.

17.4.3 Kahama Refinery Licence Conditions

General and specific EIA refinery licencing conditions (9 February 2024) include:

●	Safely dispose of all types of wastes (solid and liquid) in specified sites

●	Ensure environmental sustainability by using the most viable management techniques to avoid any form of pollution

●	Adhere to the Environmental Management Plan and Monitoring Plan, constantly improving and updating them by considering any new development

●	Adhere to all proposed mitigation measures as specified in the Environmental Management Plan contained in the EIA

●	Conduct periodic environmental audits and facilitate monitoring by the relevant authorities

●	Design and implement an internal environmental and safety policy and awareness programme

●	Prepare annual environmental reports and any other reports requested by competent authorities and the government

●	Obtain all other relevant permits

And specific conditions include:

●	Implement all mitigation measures as set out in the EIS.

●	Ensure that a proper environmental management organisation pertinent to the type of project is developed at both project and site levels to guide the implementation of the Environmental Management and Monitoring Plans for the Project.

●	Engage an environmental expert to guide the implementation of the Environmental Management and Monitoring Plan.

●	Liaise with the critical regulatory institutions and sectors during the project’s establishment and operation and report any incident promptly, as required by law.

●	Ensure that hazardous wastes (such as e-waste, metal scraps, hydrocarbons, and chemicals) are appropriately managed during all project phases.

●	Ensure that solid and liquid waste is managed properly and legally.

●	Ensure that noise, dust, vibrations, and air emissions are within permissible standards/limits during all project phases.

●	Throughout the operation, proper storage protocols for mineral concentrate and intermediate tailings handling at the Refinery project area should be implemented before transporting the material back to the Kabanga mine site in the Ngara District.

●	Design and implement a comprehensive Management Plan for tailings transportation, including a Contingency Management Plan in case of accidental spillage. The plan should consider environmental and safety implications.

●	Ensure that the brine solution is managed correctly.

●	Ensure that a wastewater system operates if there is no operational central wastewater management system in the Special Economic Zone.

●	Ensure proper stormwater management by constructing well-designed drainage systems in the project area and separating stormwater from contaminated wastewater.

●	If wastewater discharge to the environment is necessary, apply for a discharge permit from the relevant Basin Water Board Office.

●	Allow the Government, through its mandated institutions, to access monitoring data and monitoring network facilities and be ready to verify any information.

●	Submit a copy of the EIS, the certificate, and these specific conditions to the Environmental Management Officer in the Kahama Municipal Council to facilitate monitoring of the Environmental Management Plan implementation and follow-up.

●	Ensure that project activities do not pollute the environment or water sources, both surface and groundwater.

●	Carry out an environmental self-audit annually and submit it to the National Environment Management Council, as required by law.

●	Ensure that Pangea Minerals Limited enters into a legally binding agreement for any environmental liabilities that may occur within or emanate from the project area during the post-closure period.

17.4.4 Kabanga Tailings Management

The geochemical characteristics of waste rocks and tailings at the KP indicate a potential risk of Acid Rock Drainage (ARD). Waste rocks, particularly schists, have an acidic pH and elevated concentrations of various elements, posing environmental risks if not managed properly. Mafic and ultramafic rocks also create concerns about potential metal leaching. Tailings from the plant are high in sulfide content and deplete neutralisation potential over time, potentially leading to acid generation and metal release.

The structural integrity of the RSF is paramount in preventing catastrophic failures that could lead to significant environmental damage. Continuous geotechnical monitoring and maintenance will be required to provide the TSF’s long-term stability.

17.4.5 Kahama Refinery Residue Management

The Refinery process uses methods like pressure oxidation and electrowinning to produce metals. Due to the sulfide content, the Project may generate ARD and significant Refinery residue. Any hazardous wastes will be managed through off-site disposal at the Kabanga Mine, where their alkaline nature will aid in neutralising acids and facilitate backfilling.

The RSF for the Kahama Refinery will be required to be designed to manage filtered residue from the hydrometallurgical extraction process. It will store iron and gypsum residues.

Effective management strategies will include careful planning of deposition sequences and structural reinforcements as necessary.

17.5 Stakeholder Engagement

Stakeholder Engagement Assessments have been considered as part of the Kabanga, Kahama Resettlement Site ESIAs and ESMPs. They aim to identify, analyse, and understand the perspectives, interests, and concerns of all stakeholders affected by or interested in the Project. This process ensures that stakeholder voices, including local communities, government agencies, non-governmental organisations (NGOs), and other relevant parties, are actively considered in project planning and decision-making. Engaging stakeholders early and continuously fosters transparency, builds trust, and enhances the Project’s social licence to operate. It also helps identify potential social, economic, and environmental impacts, ensuring that management plans are inclusive, responsive, and aligned with stakeholder needs and expectations.

17.6 Management Plans

The ESMP and Commitment Plans has been developed to guide the effective management of environmental and social aspects identified during the EIA and ESMPs process. They provide details of the management measures that must be implemented during the development and operation of the proposed Projects. They assign responsibilities for specific tasks in compliance with the applicable laws and regulations within Tanzania and the environmental and social requirements stipulated by TNCL. The Plans are relevant to all work activities during the construction, operation and decommissioning phases. Best practice principles require that every reasonable effort be made to reduce, and preferably, to avoid and prevent negative impacts whilst enhancing the Project benefits. These principles have guided the EIA process.

The ESMPs for all the project components address key impacts on land, water quality and quantity, waste generation, biodiversity, air quality, noise and vibration and visual aesthetics. Land management focuses on rehabilitation, soil stabilisation and contamination prevention. Water management focuses on protecting water resources. Waste management emphasises reducing, reusing and recycling waste while preventing land and water contamination. Biodiversity conservation focuses on mitigating construction impacts and preserving ecosystem services. Air quality management addresses dust and emissions, while noise and vibration management minimise disturbances. Visual impact management ensures that project activities do not significantly disrupt the visual environment.

TNCL is responsible for ensuring the implementation of the ESMPs across these areas, and performance criteria are established to monitor compliance and ensure effective management of the project’s environmental and social impacts throughout its life cycle.

17.7 Permitting Requirements, Status of Applications, Required Bonds

The permitting requirements for the Project consist of environmental, social, and construction-related permits, essential for both the project’s development and operational phases. These permits address various aspects of regulatory compliance, including environmental impact assessments, community resettlement obligations, water resource management, and construction approvals. Permits are required for the mine and concentrator, refinery and resettlement sites. The key environmental and social licences and permits currently approved for the respective projects include:

●	Kabanga Project

-	Special Mining Licence (SML) – granted 25 November 2021

-	EIA Certificate (EC/EIS/824) – granted June 2021

-	Permit for Construction of Aerodrome (AG.35/336/335/02) - granted July 2023

-	Ruvubu River Water Use Permit (95100766) – granted September 2024

●	Kahama Refinery Project

-	Refinery Licence – granted 19 March 2024

-	EIA Certificate (EC/EIA/2022/1169) – granted February 2024

●	Kabanga Resettlement Project

●	EIA Certificate (EC/EIA/2023/6288) for resettlement host sites – granted September 2024

17.7.1 Required Bonds

The Mining Act [Cap 123 R.E. 2019] requires that each mine has an environmental management plan (EMP), and a closure plan, and that mineral wastes are managed as provided for in the EMP and relevant regulations. It also requires that the abovementioned plans and licence conditions are implemented. Furthermore, it provides for posting of a rehabilitation bond to finance the costs of rehabilitating and making safe the mining area on termination of mining operations if the holder of the SML fails to meet obligations.

The Mining (Safety, Occupational Health, and Environmental Protection) Regulations 2010 (Mining Regulations 2010) require mine closure plans to be submitted by applicants for a SML, and for posting of adequate financial assurance for mine closure by holders of SML. Closure-related topics in the regulations include: land productivity (Regulation 198), physical stability (Regulation 199), national heritage (Regulation 200), reclamation of mine facilities (Regulations 201 and 204), monitoring (Regulation 205), mine closure plan (Regulation 206), and posting of a rehabilitation bond (Regulation 207).

The closure plan must be updated regularly, and must also be reviewed, deliberated, and approved by the National Mine Closure Committee. This committee is convened by the Ministry of Minerals. It must include representatives of ministries responsible for the management of the environment, land use and natural resources. It must also include regional and district authorities.

Rehabilitation bonds can be in the form of an escrow account, capital bond, insurance guarantee bond, or bank guarantee bond. The bond will be coupled with an agreement between the mining licence holder and the Government.

17.8 Land Acquisition and Resettlement

To develop and construct the Project, TNCL will need to acquire 4,179 ha of land under the SML, in-part occupied by Project-Affected Households (PAHs) that will require resettlement.

17.8.1 Resettlement Action Plan

The resettlement process for the Kabanga Project commenced in early 2022, with a moratorium on new construction declared in July 2022. The RAP was originally prepared in 2013 under a previous joint venture but was paused in 2014. TNCL resumed the project in 2022, reactivating the RAP. The level 1 RAP was completed in August 2023. This foundational plan outlines the resettlement framework, compensation strategies and stakeholder engagement processes, ensuring compliance with Tanzanian regulations. The plan was updated in July 2024, better aligning with international standards, particularly the IFC Performance Standards. TNCL is currently updating the RAP for additional studies, technical aspects and with the aim of further meeting international best practices.

The primary goal of the RAP is to restore and, where possible, enhance the quality of life for PAH, ensuring that livelihoods are improved to at least pre-displacement levels. Key elements include minimising physical and economic displacement, ensuring fair and timely compensation, improving socio-economic conditions and providing targeted support to vulnerable populations.

17.8.2 Stakeholder Engagement

Stakeholder engagement is a cornerstone of the resettlement process, ensuring that local communities and key stakeholders are actively involved in decision-making. A Resettlement Stakeholder Engagement Plan (RSEP) was prepared in July 2022 and updated in May 2024 to guide all the resettlement-related consultation and engagement activities. As part of the engagement process, the Resettlement Working Group (RWG) previously established in 2012/2013 was reinstated in August 2022, with monthly meetings including representatives from the affected villages, local institutions and district officials.

17.8.3 Compensation Agreements and Process

The RAP outlines two primary categories of displacement: physical and economic. Physical displacement involves the loss of dwellings, non-residential structures and other assets due to land acquisition. Economic displacement refers to the loss of income or access to livelihoods caused by the acquisition of land or restrictions on natural resource use. A total of 349 households will be physically displaced, while 990 households will be economically displaced.

The RAP aims to mitigate these impacts by providing fair compensation and resettlement to resettlement sites with access to services and grazing land and addressing supplementary needs such as compensating tenants and conducting additional valuations for unidentified land parcels. The Resettlement Host Site ESIA, completed in 2024, defines specific mitigation measures to minimise environmental and community impacts at the resettlement sites.

Eligibility categories for compensation have been based on the findings of the socio-economic and asset surveys that commenced on 22 July 2022. The broad categories eligible for compensation include:

-	Persons who have formal legal rights to the land they occupy and/or the assets they use in the project footprint at the cut-off date.

-	Persons who do not have formal legal rights to land or assets in the project footprint at the cut-off date but have a claim to land that is recognised or recognisable under national law.

-	Persons who have no recognisable legal right or claim to the land they occupy or assets they use but are living in the project footprint at the cut-off date.

PAH entitlements include entitlements under Tanzanian legislation and additional entitlements under international standards. Under Tanzanian legislation, a suite of compensation schedules was compiled, which culminated in a valuation report that was submitted and signed off by the Chief Valuer (CV) on 6 May 2023.

In addition to the valuation report and compensation schedules produced and submitted to the CV for approval, a second suite of compensation schedules was produced for each PAH. These cover the additional entitlements and compensation options required as per international standards.

Based on the information gathered during the census, asset survey and valuation exercise, and on the entitlement framework agreed with the RWG on 20 July 2023, individual compensation agreements were generated for each PAH. These agreements were prepared based on the values and entitlements approved in the compensation schedule and valuation report by the CV. Each compensation agreement was signed or will be signed by the PAH, the acquiring authority (TNCL) and the village leaders as witnesses. The PAHs have been given time and opportunity to make informed decisions regarding the compensation options they prefer, including in-kind compensation for physically displaced households. Resettlement Sites

The resettlement site selection was based on a review of sites identified during the previous RAP processes and the identification of potential new sites. The chosen resettlement sites were finalised based on hydrology, geotechnical studies and soil assessments. The PAHs were involved in the site selection leading to a comprehensive agreement on the chosen sites for resettlement. To obtain access to the identified land, TNCL submitted a land request to the village authorities in each host village. Once approved, a special village assembly was convened for further discussion and approval by the broader community. Following majority approval, the outcome confirming TNCL’s authorisation to proceed was documented and officially submitted to the Ngara District Council by the village authorities.

On 18 October 2023, MOUs were signed between TNCL, Ngara District Council and the respective village councils, formalising the responsibilities of all the parties in the site development and household relocation. Included in the MOUs is the agreement that TNCL will not acquire land in the resettlement sites; this land will remain under the authority of the respective village councils and the Ngara District Council.

17.8.4 Livelihood Restoration

The requirements of the IFC Performance Standards regarding the impact of the project on the livelihoods of affected people (whether physically displaced or economically displaced) are requirements which the project has committed to comply with. One of the objectives of IFC Performance Standard 5 is “to improve, or restore, the livelihoods and standards of living of displaced persons”. The IFC also encourages resettlement as a sustainable development initiative, i.e. an initiative that leads to an improved standard of living for displaced people.

TNCL has already developed the Level 1 RAP in 2023 (with Level 2 RAP underway) and has almost completed all cash compensation payments for PAHs during 2024. As part of livelihood restoration planning, the PAHs will be engaged to co-design and consider their livelihood restoration programme options before implementation of such programmes.

While the underlying objectives of livelihood restoration given the displacement impacts (already addressed by the RAP) will not fundamentally change, the approach and programmes will be continually evolved (both short and medium-term) by the TNCL team and supported by the Monitoring and Evaluation (M&E) Plan.

17.9 Mine and Facility Closure, Remediation and Reclamation

TNCL’s closure strategy is aligned with the Tanzanian legislation governing environmental management, mining, water, land use and societal considerations. To ensure that all the closure activities meet the legal obligations addressing environmental rehabilitation, financial provisioning and stakeholder engagement.

The Mine and Facility Closure Plan will comply with globally recognised standards, including the IFC Environmental, Health and Safety (EHS) Guidelines, the International Council on Mining and Metals (ICMM) Closure Framework, and the Global Industry Standard on Tailings Management (GISTM).

TNCL will follow global best practices when carrying out mine closure activities for the project, with a particular focus on responsible and sustainable tailings management and closure.

The closure strategy for the Project is focused on the closure of the mine infrastructure, concentrator and tailings storage facility (TSF) at the Kabanga site, and the decommissioning and closure of the plant, associated facilities and residue storage facility (RSF) at the Kahama site.

17.9.1 Mine and Facility Closure

The ICMM is a global industry body that promotes sustainable development in the mining and metals industry. The ICMM 10 Principles set the standard for responsible mining practices, including mine closure.

TNCL intends to adhere to the ICMM Principles to ensure that the Project is conducted responsibly and in alignment with global sustainability objectives. The Mining Principles will guide TNCLs approach on to determining responsible mine closure that also aligns with broader sustainability goals.

The Mining (Safety, Occupational Health, and Environmental Protection) Regulations 2010 (Mining Regulations 2010) require mine closure plans to be submitted by applicants for a SML, and for posting of adequate financial assurance for mine closure by holders of SML. Closure-related topics in the regulations include land productivity (Regulation 198), physical stability (Regulation 199), national heritage (Regulation 200), reclamation of mine facilities (Regulations 201 and 204), monitoring (Regulation 205), mine closure plan (Regulation 206), and posting of a rehabilitation bond (Regulation 207).

The closure plan must be updated regularly, and must also be reviewed, deliberated, and approved by the National Mine Closure Committee. This committee is convened by the Ministry of Minerals. It must include representatives of ministries responsible for the management of the environment, land use and natural resources. It must also include regional and district authorities.

17.9.2 Tailings Management and Closure

Global best standards and principles will be applied by TNCL during design, operation and closure of the Project tailings facilities.

These include the Global Industry Standard on Tailings Management (GITSM) and the Australian National Committee on large dams (ANCOLD) guidelines.

Adherence to these standards and principles will ensure integration of social, environmental, and technical considerations into the design and monitoring of tailings facilities and establishment of robust emergency preparedness and response plans to mitigate the risks associated with potential tailings dam failures. Best practice tailings dam management will apply from design through closure. Post closure plans will comply with the guidelines to ensure the long-term safety and stability of the facilities.

17.10 Local Procurement and Employment

The Framework Agreement with the Government of Tanzania requires that the management of TNCL’s operations is carried out in Tanzania, with a focus on engaging local talent to maximise employment of Tanzanians, including: preference for Tanzanian nationals to be appointed to management positions within the TNCL, and implementing a local procurement plan that emphasises spending in Tanzania, except where goods or supplies are not available in Tanzania (or on commercially viable or competitive terms in Tanzania) or supplies are permitted to be procured from sources outside Tanzania as provided for under relevant laws.

To ensure compliance with Tanzanian legislation and regulations, the Project will provide local employment, procurement, and training opportunities. Project will prepare a five-year Procurement Plan outlining the use of local services in various sectors such as insurance, finance, cooking, catering, legal, and security to maximise project benefits. As local content regulations require, this plan must be submitted to the Mining Commission.

TNCL will structure its policies for employment, training, contracting and procurement to benefit the local community and ensuring compliance with Tanzanian regulations. Policies and processes will be developed, including social performance management programmes, which will be implemented, managed, and reported on. These programmes will also apply to all contractors and form part of tender and proposal requirements.

17.10.1 Procurement

Project will prepare a five-year Procurement Plan outlining the use of local services in various sectors such as insurance, finance, cooking, catering, legal, and security to maximise project benefits. As local content regulations require, this plan must be submitted to the Mining Commission.

The aim is to create a sustainable and responsible metals supply chain and a Project that creates opportunities for stakeholders to contribute and grow through the lifetime of the Project and beyond. An initial range of enterprise and supplier development (ESD) initiatives and preferential procurement opportunities has been identified and quantified as part of the operational readiness study. The identification of opportunities to further the objectives of ESD and preferential procurement is a process that will continue throughout the life of the project. These opportunities will adapt in line with the phases of the life of mine and the operation’s needs throughout those phases.

Prioritising sourcing goods and services from local contractors and suppliers whenever possible was highlighted during community consultations. Compliance with legal requirements, particularly the Local Content (Mining) Regulations of 2018, mandates mineral rights holders to buy goods produced in Tanzania or services rendered by local companies or citizens. Exceptions are made for goods unavailable in Tanzania, which most non-Tanzanian-owned companies can provide if they have a local partner company holding at least a 25% interest.

17.10.2 Local Employment

The project will create temporary and permanent jobs, benefiting local community members. Priority will be given to locals, with external labour sourced if necessary. Direct employment opportunities and knowledge transfer from expatriates to local workers will contribute to local skill development.

The Framework Agreement with the Government of Tanzania requires that the management of TNCL’s operations is carried out in Tanzania, with a focus on engaging local talent to maximise employment of Tanzanians, including a preference for Tanzanian nationals to be appointed to management positions within the TNCL.

Skills development and capacity-building programmes will be implemented to maximise local employment opportunities. These programmes will equip the local workforce for employment during the Project and beyond. However, if such programmes are in place before the construction and operation phases, employment levels for locals may remain high.

Although all 15 villages in the Project area have at least one primary school, and all wards have secondary schools, only 60% of the working-age population completed primary school, and 10% Completed secondary education. A significant barrier to wage employment is the lack of basic education and employment skills and/or experience.

TNCL has started a project to register local community members on a local skills database. This database will be used for future strategic community training and development planning and will form the basis for regional training, development, and recruitment. The company recognises that extensive training and development programmes must be developed and that recruitment lead times should provide pre-employment development and training opportunities.

17.11 QP Opinion

Following a review of the information supplied, the opinion of the QPs is that it is reasonable to rely on the information provided by KNL as outlined above for use in the 2024MRU. There has been a significant environmental and social analysis has been conducted for the Project over an extended period, KNL employs professionals with responsibility in these areas and these personnel have the best understanding of these areas.

The environmental, government, permitting social and accommodations the registrant has committed to or plans to provide to local individuals or groups are outside the expertise of the QPs and are within the control of the registrant (see Section 25).

18 CAPITAL AND OPERATING COSTS

This Section not used.

19 ECONOMIC ANALYSIS

This Section not used.

20 ADJACENT PROPERTIES

Adavale Resources Limited (Adavale) has conducted exploration activities since 2021 on prospecting licences surrounding SML651 / 2021. Adavale refers to its collective tenements as the Kabanga Jirani Nickel Project.

Work undertaken to date by Adavale’s at its Kabanga Jirani Nickel Project has been reported to have included soil geochemistry, a helicopter-borne EM / magnetics survey, ground / borehole EM surveys, ground gravity surveys, and diamond / RC drilling.

To date, Adavale’s activities on, and results from, its Kabanga Jirani Nickel Project are not considered material to LZM’s Kabanga nickel project.

21 OTHER RELEVANT DATA AND INFORMATION

This Section not used.

22 INTERPRETATION AND CONCLUSIONS

The Mineral Resource estimates in this report are based on resource modelling completed by OreWin in 2024. The 2024MRU QP has prepared the updated modelling and reviewed supplied data and considers the estimates to be acceptable.

Mineral Resource estimates in the 2024MRU are reported in accordance with subpart 1300 of US Regulation S-K subpart 1300 rules for Property Disclosures for Mining Registrants (S-K 1300).

The 2024MRU Mineral Resource estimates were shown to meet reasonable prospects for eventual economic extraction through an Initial Assessment analysis. A cash flow analysis was not performed for the Project. The Initial Assessment has been prepared to demonstrate reasonable prospects of economic extraction, not the economic viability of the Mineral Resource estimates. The Initial Assessment is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorised as Mineral Reserves, and there is no certainty that this economic assessment will be realised.

23 RECOMMENDATIONS

This section provides an overview of the recommendations and the proposed workplan developed by LZM to address these and advance the Project to the next stage. In the opinion of the QP the LZM proposed workplans are adequate for the purposes of the 2024MRU.

The scope of the Project includes:

●	The resettlement of families currently residing within the Project area,

●	An underground mine, and conventional grinding and flotation concentrator to produce a nickel sulfide concentrate at Kabanga

●	A refinery located at Kahama, 324 km from the mine site, to produce nickel, cobalt, and copper metal products, plus the associated infrastructure, services, and facilities to support both these operations.

Key recommendations from the 2024MRU are:

●	Continue the ongoing technical and commercial studies.

●	Continue studies for the Project development.

●	Continue to update and evaluate the Mineral Resources as additional information becomes available.

●	Test for further extensions of mineralisation, such as at Safari Link, and develop a regional exploration programme to test other identified geophysical anomalies, such as Rubona Hill.

●	Continue to review further opportunities for resource addition.

●	Continue with the uplift of all ESIAs to international standards.

●	Continue engagement with the local communities and other local stakeholders.

●	Continue with the resettlement activities.

23.1 KNL Work Plan

The work plan and budget has been developed by KNL from reports previously prepared for various studies of the Project, geological review, preliminary mine designs and processing conceptual analysis by LZM. The following activities have been incorporated in the work plan:

Phase 1

●	Continue exploration activities at Safari Link and update and evaluate the Mineral Resources as additional information becomes available.

●	Continue to explore other prospective areas, such as Rubona Hill.

●	Complete the uplift of all ESIAs international standards.

It is estimated that the cost of Phase 1 would be approximately $10M to $15M.

Phase 2

●	Continue ongoing studies for the Project development.

●	Continue resettlement implementation planning.

The scope and cost of Phase 2 is currently under consideration.

23.2 QP Comments

LZM is preparing a work plan for the Project to increase and update the available information and understanding of the project development requirements. LZM should continue to assess information as it becomes available and adapt the development plans to suit the findings.

24 REFERENCES

AMEC (2009), Kabanga Mineral Resource Audit Final, September 2009

AMEC (2009), Kabanga Ni Resource Audit Geology Database QAQC Final, September 2009

Australian National Committee on Large Dams (ANCOLD). Guidelines on Tailings Dams: Planning, Construction and Closure Addendum, July 2019

Australian National Committee on Large Dams (ANCOLD). Guidelines on Tailings Dams: Planning, Construction and Closure, May 2012

Barrick (2016), Announcement; Barrick Gold Corporation Annual Information Form for the year ended December 31, 2016, 24 March 2017

TNCL (2023) Environmental Impact Assessment (EIA) For the Proposed Construction and Operation Of The Tembo Nickel Multi-Metal Processing Facility In Kahama District, Shinyanga Region Volume 1: Environmental Impact Statement (EIS), June 2023

Glencore (2017). Announcement: Glencore 2016 Annual Report, 1 March 2017

Global Tailings Review (2020), Global Industry Standard on Tailings Management, August 2020

Golder Associates (2012), Environmental Impact Statement, Reference 09-1118-0024, October 2012

Kahama Municipal Council (2023), Investment Information, Version 1, 2023

KNCL (2010), Technical Report on the Kabanga Nickel Project, 31 December 2010

KNCL (2010), Unpublished Feasibility Study Report Main Resource Update 2010

KNCL (2010), Unpublished Feasibility Study Report MNB Resource Update 2010

KNCL (2010), Unpublished Feasibility Study Report North Resource Update 2010

KNCL (2010), Unpublished Feasibility Study Report Tembo Resource Update 2010

KNCL (2014), Draft Feasibility Study, 15 January 2014

KNCL (2014), Unpublished Technical Report on the Kabanga Nickel Project, 31 December 2014.

LHL (2023), Kabanga 2023 Mineral Resource Technical Report Summary, 30 March 2023.

LZM, (2024), Kabanga ESG Description , 2 December 2024

LZM, (2024), Kabanga Property Description , 29 November 2024

MTL Consulting Company Limited (2023), Environmental Impact Assessment (EIA) for Proposed Construction and Operation of the Tembo Nickel Multi-metal Processing Facility in Kahama District, Shinyanga Region, Volume 1: Environmental Impact Statement (EIS), June 2023

OreWin (2023), Kabanga 2023 Mineral Resource Update Technical Report Summary, 30 November 2023

Tanzania Invest, Tanzania Standard Gauge Railway, 2023 Website: https://www.tanzaniainvest.com/sgr

Tanzania National Bureau of Statistics and President’s Office (2022) Finance and Planning, 2022 Population and Housing Census; Tanzania, December 2022

Tanzania Ports Authority (2023), Mtwara and Other Southern Sea Ports, June 2023

The United Republic of Tanzania (2013), Dam Safety Regulations Government Notice (GN 237) of 2013

The United Republic of Tanzania (2013), GN 55 of 31.01.2020 - Amendment to Dam Safety Regulations

The United Republic of Tanzania (2013), National Environmental Management Act (NEMA) Act N. 20 of 2004

The United Republic of Tanzania (2013), The Water Resources Management (Amendment) Act, 2022

The United Republic of Tanzania (2013), Water Resources Management Act (WRM Act) No. 11 of 2009

United Nations Population Fund (2023), Tanzania Dashboard, June 2023

WSP (2023), Climate Assessment Report, Reference 41104544-358521-1, June 2023

25 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

The 2024MRU QPs have relied on the following information provided by KNL in preparing the findings and conclusions in this Technical Report Summary regarding the following aspects of modifying factors:

●	Macroeconomic trends, taxes, royalties, data and assumptions, and interest rates. This data / information has been used in Section 11, as described in that section.

●	Marketing information and plans within the control of the registrant. This data / information has been used in Sections 11 and 16, as described in those sections

●	Legal and Government matters are outside the expertise of the QPs. The entire content of Section 3 is supplied by KNL.

●	Matters relating to Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups are outside the expertise of the QPs. The entire content of Section 17 is supplied by KNL.

Following a review of the information supplied, the opinion of the QP is that it is reasonable to rely on the information provided by KNL as outlined above for use in the 2024MRU, because a significant environmental and social analysis has been conducted for the Project over an extended period, KNL employs professionals with responsibility in these areas and these personnel have the best understanding of these areas.